Exhibit 99.1

The information in this information statement is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Preliminary and Subject to Completion

dated July 24, 2013

INFORMATION STATEMENT

Common Stock

This information statement is being furnished in connection with the distribution by Ashford Hospitality Trust, Inc. (“Ashford Trust”) to its stockholders of all of the outstanding shares of common stock of Ashford Hospitality Prime, Inc. (“Ashford Prime”), a subsidiary of Ashford Trust. Ashford Prime will hold, directly or indirectly, interests in eight of Ashford Trust’s hotels, located in five states and the District of Columbia with 3,146 total rooms. To implement the distribution, Ashford Trust will distribute the shares of Ashford Prime common stock on a pro rata basis.

For every share of common stock of Ashford Trust held of record by you as of the close of business on                     , 2013, the record date for the distribution, you will receive              share(s) of Ashford Prime common stock by way of a taxable pro rata special distribution to Ashford Trust stockholders. You will receive cash in lieu of any fractional shares of Ashford Prime common stock which you would have received after application of the above ratio. As discussed under “Our Separation from Ashford Trust—Market for Common Stock—Trading Between the Record Date and Distribution Date,” if you sell your shares of common stock of Ashford Trust in the “regular-way” market after the record date and before the separation, you also will be selling your right to receive shares of our common stock in connection with the separation. We expect the shares of Ashford Prime common stock to be distributed by Ashford Trust to you on                     , 2013. We refer to the date of the distribution of Ashford Prime common stock as the “distribution date.”

No vote of Ashford Trust’s stockholders is required in connection with this distribution. Therefore, you are not being asked for a proxy, and you are requested not to send us a proxy, in connection with the separation. You do not need to pay any consideration, exchange or surrender your existing shares of common stock of Ashford Trust or take any other action to receive your shares of Ashford Prime common stock.

There is no current trading market for our common stock, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and we expect “regular-way” trading of our common stock to begin on the first trading day following the completion of the separation. We intend to apply to have its common stock authorized for listing on the New York Stock Exchange under the symbol “AHP.”

We intend to elect to be taxed as, and to operate in a manner that will allow us to qualify as, a real estate investment trust (“REIT”) for federal income tax purposes commencing with our taxable year ending December 31, 2013. To assist us in complying with certain federal income tax requirements applicable to REITs, among other purposes, our charter contains certain restrictions relating to the ownership and transfer of our stock, including an ownership limit of 9.8% of our outstanding common stock. See “Description of Our Capital Stock—Restrictions on Ownership and Transfer” for a detailed description of the ownership and transfer restrictions applicable to our common stock.

Ashford Prime is an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012.

In reviewing the information statement, you should carefully consider the matters described in the “Risk Factors” section beginning on page 28.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

This information statement was first mailed to Ashford Trust stockholders on or about                     , 2013.

The date of this information statement is                     , 2013.

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement including the consolidated financial statements of Ashford Prime, assumes the completion of all the transactions referred to in this information statement in connection with the separation and distribution.

This information statement contains registered trademarks that are the exclusive property of their respective owners, which are companies other than us, including Marriott International® and Hilton Worldwide®. None of the owners of these trademarks, their affiliates or any of their respective officers, directors, agents or employees is an issuer of the shares described herein.

When used in this information statement, the terms “our company,” “we,” “us,” or “our” refer to Ashford Hospitality Prime, Inc., a Maryland corporation, and, as the context may require, its consolidated subsidiaries, including Ashford Hospitality Prime Limited Partnership, a Delaware limited partnership, which we refer to as “our operating partnership” or “Ashford Prime OP.” Additionally, other terms that we use throughout this information statement are defined as follows:

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“ADR” means average daily rate and is calculated by dividing total hotel room revenues by total number of rooms sold in a given period. ADR measures average room price attained by a hotel and ADR trends provide useful information concerning the pricing environment and the nature of the customer base of a hotel or group of hotels. We use ADR to assess the pricing levels that we are able to generate.

•	“Ashford Advisor” or “our advisor” means Ashford Hospitality Advisors LLC, a Delaware limited liability company and subsidiary of Ashford Trust.

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“Ashford Prime TRSs” refers to our taxable REIT subsidiaries, including Ashford Prime TRS Corporation, a Delaware corporation, which we refer to as “Ashford Prime TRS,” and its subsidiaries, together with the two taxable REIT subsidiaries that lease our two hotels held in a consolidated joint venture and are wholly owned by the joint venture.

•	“Ashford TRS” means Ashford TRS Corporation, a Delaware corporation and a wholly-owned subsidiary of Ashford Trust OP.

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“Ashford Trust” means Ashford Hospitality Trust, Inc., a Maryland corporation, and, as the context may require, its consolidated subsidiaries other than us, including Ashford Hospitality Limited Partnership, a Delaware limited partnership and Ashford Trust’s operating partnership, which we refer to as “Ashford Trust OP.”

•	“EBITDA margin” means EBITDA as a percent of total revenue.

•	“GAAP” means accounting principles generally accepted in the United States of America.

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“Gateway market” means, with respect to U.S. markets, any of the 20 most populous metropolitan statistical areas, as estimated by the United States Census Bureau and delineated by the U.S. Office of Management and Budget. With respect to foreign markets, a gateway market means an area that is a general destination or in close proximity to a major transportation hub or business center, such that it serves as a significant entry or departure point to a foreign country or region of a foreign country for business or leisure travelers.

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“High RevPAR,” for purposes of our investment strategy, means RevPAR of at least twice the then current U.S. average RevPAR for all hotels as determined by Smith Travel Research ($130 for the year ended December 31, 2012).

•	“Hotel EBITDA margin” means EBITDA for a specific hotel as a percent of total revenue, with no allocation of corporate general and administrative expenses or non-recurring expenses.

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“Occupancy” means the total number of hotel rooms sold in a given period divided by the total number of rooms available. Occupancy measures the utilization of our hotels’ available capacity. We use occupancy to measure demand at a specific hotel or group of hotels in a given period.

•	“Portfolio flow-through” means incremental total revenues flowing through to Hotel EBITDA.

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“Publicly-traded lodging REIT” means one of the 15 corporations or trusts (including Ashford Trust) that are qualified as REITs for federal income tax purposes, own substantially only hotel properties and no other types of real estate properties and have common stock traded on the New York Stock Exchange (“NYSE”), according to Securities and Exchange Commission (“SEC”) filings as of March 31, 2013.

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“Remington” means Remington Lodging and Hospitality LLC, a property management company owned by Mr. Monty J. Bennett, our chief executive officer and chairman, and his father, Mr. Archie Bennett, Jr., chairman emeritus of Ashford Trust. Mr. Monty Bennett serves as the chief executive officer of Remington.

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“RevPAR” means revenue per available room and is calculated by multiplying ADR by the average daily occupancy. RevPAR is one of the commonly used measures within the hotel industry to evaluate hotel operations. RevPAR does not include revenues from food and beverage sales, parking, telephone or other non-room revenues generated by the property. Although RevPAR does not include these ancillary revenues, it is generally considered the leading indicator of core revenues for many hotels. We also use RevPAR to compare the results of our hotels between periods and to analyze results of our comparable hotels (comparable hotels represent hotels we have owned for the entire period).

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“RevPAR penetration index” measures a hotel’s RevPAR in relation to the average RevPAR of that hotel’s competitive set. We use the RevPAR penetration index as an indicator of a hotel’s market share in relation to its competitive set. However, the RevPAR penetration index for a particular hotel is not necessarily reflective of that hotel’s relative share of any particular lodging market and instead provides the relative revenue per room generated by each such property as compared to the competitive set. The RevPAR penetration index for a particular hotel is calculated as the quotient of (1) the subject hotel’s RevPAR divided by (2) the average RevPAR of the hotels in the subject hotel’s competitive set, including the subject hotel, multiplied by 100. Each hotel’s competitive set consists of a small group of hotels in the relevant market that we and the hotel management company that manages the hotel believe are comparable for purposes of benchmarking the performance of such hotel. RevPAR data, other than the RevPAR of our eight initial hotels, used in calculating any RevPAR penetration index in this information statement was provided by Smith Travel Research.

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“TSR” or “total return” means, with respect to a company, the increase in the market price of the common stock of such company, assuming all dividends on the common stock are reinvested into additional shares of common stock.

For more information about occupancy, ADR and RevPAR, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Indicators of Operating Performance.” We also present five non-GAAP financial measures throughout this information statement that we believe are useful to investors as key measures of our operating performance and liquidity: funds from operations (“FFO”); adjusted FFO (“AFFO”); earnings before interest expense, taxes, depreciation and amortization (“EBITDA”); adjusted EBITDA (“Adjusted EBITDA”); and hotel EBITDA (“Hotel EBITDA”). For an in-depth discussion of these financial measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

References to websites included in this information statement are intended to be inactive textual references only, and the information on such websites is not incorporated by reference into this information statement.

MARKET DATA AND INDUSTRY FORECASTS

We use market data and industry forecasts and projections throughout this information statement, including data from publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there can be no assurance that any of the forecasts or projections will be achieved. The quantitative information may be derived from estimates and subjective judgments and may be subject to limited audit and validation procedures. We believe that the surveys and market research others have performed are reliable, but we have not independently investigated or verified this information. In addition, the projections obtained from Smith Travel Research and PKF Hospitality Research, LLC that we have included in this information statement have not been “expertized” within the meaning of the federal securities laws and are, therefore, solely our responsibility. As a result, neither Smith Travel Research nor PKF Hospitality Research, LLC has or will have any liability or responsibility to Ashford Trust stockholders or Ashford Trust OP unit holders for any market data and industry forecasts and projections that are contained in this information statement or otherwise disseminated in connection with the distribution of our common stock.

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SUMMARY

You should read the following summary together with the more detailed information regarding our company and the historical and pro forma financial statements and related notes appearing elsewhere in this information statement, including under the caption “Risk Factors.” Unless otherwise indicated, the information contained in this information statement is as of March 31, 2013 and assumes the completion of all transactions described in this information statement.

Our Company

Ashford Prime is a newly formed, externally-advised Maryland corporation that invests primarily in high RevPAR, luxury, upper-upscale and upscale hotels. Upon completion of the separation and distribution, we will own interests in eight hotels in five states and the District of Columbia with 3,146 total rooms. The hotels in our initial portfolio are located in U.S. gateway markets with favorable growth characteristics resulting from multiple demand generators and limited risk of additional supply. Our initial portfolio generated RevPAR of $140.20 for the year ended December 31, 2012, which is 215% of the average of the U.S. lodging industry, according to Smith Travel Research, Inc.

Ashford Trust, an NYSE-listed REIT focused on investing opportunistically across all segments and at all levels of the capital structure within the hospitality industry, will contribute our initial assets to us. Ashford Advisor, a subsidiary of Ashford Trust, will be our external advisor. All of the hotels in our initial portfolio are currently asset-managed by our advisor. Upon completion of the separation and distribution, Ashford Trust will beneficially own common units of our operating partnership, Ashford Prime OP, representing 20% of our company on a fully-diluted basis.

Our strategy will be to invest primarily in full-service and select-service hotels in the luxury, upper-upscale and upscale segments, which are anticipated to generate RevPAR of at least twice the then current U.S. average RevPAR for all hotels as determined by Smith Travel Research ($130 for the year ended December 31, 2012) (which we refer to as “high RevPAR”). Our hotels will be located predominantly in domestic gateway markets. We may also seek to acquire hotels outside of the U.S. that satisfy the same anticipated RevPAR criteria as our domestic hotels (after any applicable currency conversion), with a primary focus on international gateway cities. In addition, we may invest in upper-upscale and luxury hotels situated in resort markets when those hotels meet our stated RevPAR criteria. We will seek to acquire both premium branded and independent hotels. We will distinguish ourselves from Ashford Trust based on our more conservative capital structure, our focus on higher RevPAR hotels and our interest in international assets predominantly in gateway markets.

We believe that the current market environment presents attractive opportunities for us to acquire additional hotels that are compatible with our investment strategy. We also believe that current lodging market fundamentals present favorable opportunities for RevPAR and EBITDA growth at our eight initial hotels.

We will not have any employees. All of the services that might be provided by employees will be provided to us by Ashford Advisor pursuant to an advisory agreement. Ashford Advisor will be staffed by the entire management team of Ashford Trust, and each of the chief executive officer, the president, the chief financial officer, the chief operating officer and the chief accounting officer, has more than 20 years of lodging or real estate experience, including experience in hotel property and loan acquisitions and divestitures, property repositioning and redevelopment, asset management, branding and financing. We believe Ashford Advisor’s management team is uniquely positioned to optimize the operating and financial performance of our hotels. We further believe Ashford Advisor’s management team experience, extensive industry relationships and asset management expertise should enable us to compete effectively for acquisitions and help generate attractive returns to our stockholders.

We intend to elect to be treated as a REIT for federal income tax purposes, and we intend to conduct our business and own substantially all of our assets through our operating partnership.

Reasons for the Separation

Ashford Trust’s board of directors periodically reviews strategic alternatives. The board determined upon careful review and consideration in accordance with the applicable standard of review under Maryland law that the separation of Ashford Prime is in the best interests of the stockholders. The board’s determination was based on a number of factors, including those set forth below.

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Creation of two focused companies creates clarity. After the separation, Ashford Prime will focus primarily on luxury, upper-upscale and upscale hotels anticipated to generate RevPAR at least twice the national average. Ashford Trust will continue to focus on all segments of the hospitality industry, with RevPAR criteria outside of Ashford Prime’s initial investment focus. We believe investors may find it more appealing to be able to invest in two distinct businesses. Each business will have the opportunity to cultivate a distinct identity, which we expect will facilitate investor understanding by reducing the complexity associated with a company that has diverse business objectives.

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Potential for a higher aggregate market value for stockholders. The separation will enable potential investors and the financial community to evaluate the performance of each company separately, which may result in a higher aggregate market value than the value of the combined company.

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Tailored capital structure more efficient. Each company will have the flexibility to create a capital structure tailored to its strategic goals and consistent with its stockholders’ interests. In addition, tailored capital structures should facilitate each company’s ability to grow through acquisitions and strategic alliances, possibly using units of the operating partnerships as currency.

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Conservative capital structure. Ashford Prime will emphasize a low leverage capital structure over time, with a target net debt plus preferred equity to EBITDA level of 5.0x or less. Upon completion of the separation and distribution, we expect to have an initial leverage ratio of         x, based on the current debt encumbering the properties being contributed to us and the historical earnings on such properties. We cannot assure you that we will reach our targeted leverage ratio or when we may achieve that ratio as it will be largely dependent on future market activities such as purchasing and selling assets, financing and refinancing assets, and engaging in capital markets activity, as well as our future stock performance and EBITDA growth. Because of significant prepayment and defeasance penalties on the debt encumbering our initial properties and our anticipated uses of cash for other purposes, we cannot immediately reach our targeted leverage ratios. Accordingly, we will seek to attain the targeted leverage ratios over time. This structure should allow Ashford Prime to capitalize on favorable acquisition and investment opportunities.

The anticipated benefits of the separation are based on a number of assumptions, and there can be no assurance that such benefits will materialize to the extent anticipated or at all. In the event that the separation does not result in such benefits, the costs associated with the transaction could have a negative effect on our financial condition and ability to make distributions to our stockholders. For more information about the risks associated with the separation, see “Risk Factors—Risks Related to the Separation.”

Our Initial Hotels

All of the hotels in our initial portfolio operate under premium brands affiliated with either Marriott International, Inc. (“Marriott”) or Hilton Worldwide, Inc. (“Hilton”). The following tables set forth additional information for our hotels (dollars in thousands, except ADR and RevPAR).

				Year Ended December 31, 2012
Hotel Property	Location	Total Rooms	% Owned	Occupancy	ADR	RevPAR	RevPAR Penetration Index	Hotel EBITDA(1)	Capital Invested per Room(2)
Hilton La Jolla Torrey Pines(3)	La Jolla, CA	394	75%	76%	$166.41	$126.19	103.2	$8,898	$32.9
The Capital Hilton	Washington, D.C.	544	75%	82%	213.93	176.09	107.2	15,285	64.2
Marriott Plano Legacy Town Center	Plano, TX	404	100%	66%	162.59	107.91	128.6	8,392	16.4
Seattle Marriott Waterfront	Seattle, WA	358	100%	78%	200.34	155.64	110.0	10,521	14.1
Courtyard San Francisco Downtown	San Francisco, CA	405	100%	85%	206.93	176.66	103.6	10,135	7.8
Courtyard Seattle Downtown	Seattle, WA	250	100%	72%	148.58	107.02	108.9	4,860	13.9
Courtyard Philadelphia Downtown	Philadelphia, PA	498	100%	78%	161.20	125.56	113.0	9,805	8.7
Renaissance Tampa International Plaza(4)	Tampa, FL	293	100%	78%	154.68	120.57	127.6	5,144	6.9

Total / Weighted Average(5)		3,146		77%	$181.13	$140.20	110.6	$73,040	$23.0

				Three Months Ended March 31, 2013
Hotel Property	Location			Occupancy	ADR	RevPAR	RevPAR Penetration Index	Hotel EBITDA(1)
Hilton La Jolla Torrey Pines(3)	La Jolla, CA			66%	$174.80	$114.70	97.0	$1,716
The Capital Hilton	Washington, D.C.			77%	235.67	180.29	109.2	3,710
Marriott Plano Legacy Town Center	Plano, TX			69%	170.72	118.01	123.7	2,481
Seattle Marriott Waterfront	Seattle, WA			70%	169.30	118.24	108.0	1,645
Courtyard San Francisco Downtown	San Francisco, CA			84%	201.78	169.85	105.0	2,278
Courtyard Seattle Downtown	Seattle, WA			66%	124.05	81.37	115.2	800
Courtyard Philadelphia Downtown	Philadelphia, PA			71%	152.60	108.81	119.4	1,931
Renaissance Tampa International Plaza(4)	Tampa, FL			83%	177.03	147.70	116.3	1,986

Total / Weighted Average(5)				73%	$181.60	$133.27	110.6	$16,547

(1)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a reconciliation of Hotel EBITDA by property. We own the Hilton La Jolla Torrey Pines and The Capital Hilton in a joint venture. The Hotel EBITDA represents the total amount for each hotel, not our pro rata amount based on our ownership percentage.

(2)

Consists of all capital expenditures by Ashford Trust since January 1, 2008 and represents the total investment for each hotel, not its pro rata investment based on its ownership percentage. In aggregate, Ashford Trust has invested capital of $72.5 million in these hotels during that period. Based on Ashford Trust’s capital budget, we expect that we will invest an additional approximately $17.4 million in these hotels in the 12 months following the separation, or approximately $5,500 per room.

(3)	Subject to a ground lease that expires in 2043.
(4)	Subject to a ground lease that expires in 2080.
(5)

RevPAR penetration represents a weighted average based on the sum of the product of RevPAR for the competitive set of each hotel and the total room count for the respective hotel for all eight hotels in our portfolio. All other values on this line are calculated on a portfolio basis for all eight hotels in our portfolio.

Our Competitive Strengths

We believe we distinguish ourselves from other hotel owners through the following competitive strengths:

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High Quality Hotel Portfolio. Upon completion of the separation and distribution, we will own interests in eight hotels, representing 3,146 total rooms. Our hotels will be concentrated in U.S. gateway markets, including Washington, D.C., San Francisco, San Diego, Seattle, Dallas and Philadelphia. The RevPAR of our initial hotel portfolio was $140.20 for the year ended December 31, 2012, which is 215% of the average of the U.S. lodging industry, according to Smith Travel Research, Inc., and highlights the overall quality of our portfolio. Our portfolio strength is evidenced by its weighted average RevPAR penetration index of 110.6 for the year ended December 31, 2012. Furthermore, our portfolio exhibits strong cash flow characteristics, with Hotel EBITDA per room of approximately $23,200 for the year ended December 31, 2012, which places us in the top quartile of all publicly-traded hotel REITs for 2012. Our Hotel EBITDA per room is supported by our strong portfolio flow-through, which resulted in Hotel EBITDA margin expansion of 462 basis points since 2009. Finally, our portfolio is in excellent physical condition; Ashford Trust invested an average of nearly $23,000 per room in the portfolio from January 1, 2008 through December 31, 2012.

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Distinct Investment Strategy. Our strategy will be to invest primarily in full-service and select-service hotels in the luxury, upper-upscale and upscale segments, which are anticipated to generate RevPAR of at least twice the then current U.S. average RevPAR for all hotels as determined by Smith Travel Research ($130 for the year ended December 31, 2012). Our hotels will be located predominantly in domestic gateway markets. We may also seek to acquire hotels outside of the U.S. that satisfy the same anticipated RevPAR criteria as our domestic hotels (after any applicable currency conversion), with a primary focus on international gateway cities. In addition, we may invest in upper-upscale and luxury hotels situated in resort markets when those hotels meet our stated RevPAR criteria. We will seek to acquire both premium branded and independent hotels.

•	Option Agreements for Pier House Resort and Crystal Gateway Marriott. We will enter into option agreements to acquire the following hotels from Ashford Trust:

	Location	Total Rooms	% Owned	Year Ended December 31, 2012
Hotel Property				Occupancy	ADR	RevPAR	RevPAR Penetration Index	Hotel EBITDA
Pier House Resort	Key West, FL	142	100%	82.8%	$332.71	$275.50	97.2	$5,896
Crystal Gateway Marriott	Arlington, VA	697	100%	75.1%	182.39	136.97	112.5	15,972

	Location			Three Months Ended March 31, 2013
Hotel Property				Occupancy	ADR	RevPAR	RevPAR Penetration Index	Hotel EBITDA
Pier House Resort	Key West, FL			85.1%	$432.71	$368.04	97.3	$2,584
Crystal Gateway Marriott	Arlington, VA			71.6%	178.32	127.69	111.7	3,622

Pursuant to the Pier House Resort option agreement, we will have an 18-month option to acquire the Pier House Resort, and the purchase price initially will be $90.6 million, which is the price Ashford Trust paid when it acquired the property in May 2013 plus the out of pocket costs incurred by Ashford Trust in connection with the acquisition, plus the cost of any owner funded capital improvements made by Ashford Trust prior to our acquisition of the hotel. The purchase price will increase by 1% six months following the separation and distribution and will increase an additional 1% 12 months following the separation and distribution. The Crystal Gateway option agreement will provide us with an option to acquire the Crystal Gateway Marriott beginning six months from the separation and distribution date and extending for 12 months from such date. The purchase price will be equal to the fair market value at the time the option is exercised, based on an appraisal process. The purchase price for the Pier House Resort is payable in cash or common units of our operating partnership, at the option of Ashford Trust, while the purchase price for the

Crystal Gateway Marriott is payable in common units only. We believe both the Pier House Resort and the Crystal Gateway Marriott fit our desired RevPAR and geographic location profile.

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Right of First Offer on Additional High-Quality Assets from Ashford Trust. We will enter into a right of first offer agreement with Ashford Trust. The hotels currently held by Ashford Trust and subject to the right of first offer are as follows:

Hotel Property	Location	Total Rooms	% Owned	RevPAR for Year Ended December 31, 2012	RevPAR for Three Months Ended March 31, 2013
Crowne Plaza Beverly Hills	Beverly Hills, CA	260	100%	$133.00	$123.41
Embassy Suites Crystal City	Arlington, VA	267	100%	156.81	151.40
Crowne Plaza Key West	Key West, FL	160	100%	177.08	259.55
Hyatt Coral Gables	Coral Gables, FL	242	100%	133.98	197.81
One Ocean Jacksonville	Jacksonville, FL	193	100%	108.41	107.09
Houston Embassy Suites	Houston, TX	150	100%	134.86	152.78
Portland Embassy Suites	Portland, OR	276	100%	131.83	111.46
Ritz-Carlton Atlanta	Atlanta, GA	444	72%*	123.60	133.35
Hilton Boston Back Bay	Boston, MA	390	72%*	184.47	129.62
Courtyard Boston Downtown	Boston, MA	315	72%*	133.64	83.68
The Churchill	Washington, D.C.	173	72%*	122.99	121.85
The Melrose	Washington, D.C.	240	72%*	122.00	104.37

*	These hotels are owned by a joint venture in which Ashford Trust holds an approximate 72% common equity interest and a $25.0 million preferred equity interest. To the extent Ashford Trust has the opportunity to acquire the entire interest in these hotels or controls the right to sell these hotels, the right of first offer agreement between us and Ashford Trust will extend to these properties.

The right of first offer agreement will provide us the first right to acquire each of the subject hotels, to the extent the board of directors of Ashford Trust determines to market and sell the hotel, subject to any prior rights of the managers of the hotel or other third parties and the limitation noted in the footnote to the table above with respect to hotels in a joint venture. In addition, so long as we do not materially change our initial investment guidelines without the express consent of our advisor, the right of first offer agreement will extend to hotels later acquired by Ashford Trust that satisfy our investment guidelines. We believe this right of first offer could provide us with significant external growth opportunities. We further believe the hotels listed in the table above fit our desired RevPAR and geographic location profile.

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Experienced Team with Proven Track Record of Delivering Stockholder Value. We will be advised by Ashford Advisor, which will be staffed with the Ashford Trust management team, through an external advisory agreement with Ashford Advisor. Ashford Advisor’s management team has generated strong stockholder returns for Ashford Trust since its inception in 2003, with an approximate 120% total return measured from September 1, 2003 through March 31, 2013. Total return is measured as the increase in the market price of the Ashford Trust common stock over the specified time period, assuming all dividends are reinvested into additional shares of Ashford Trust common stock. During the financial crisis, Ashford Trust entered into consensual foreclosures on three hotel properties, realizing a net loss on investments in these properties of $54.1 million; however, since January 2009, Ashford Trust has generated the highest total return to stockholders of all publicly-traded lodging REITs that existed throughout that period, with an approximate 914% total return measured from January 1, 2009 through March 31, 2013. The Ashford Trust management team has successfully completed several multi-property acquisitions, including the $2.4 billion acquisition of the 51-property CNL Hotels & Resorts portfolio in 2007 and the $1.3 billion acquisition of the 28-property Highland Hospitality portfolio in 2011. Each of the chief executive officer, the president, the chief financial officer, the chief operating officer and the chief accounting officer of the Ashford Trust management team has more than 20 years of lodging or real estate experience. Furthermore, the members of the Ashford Trust management team have developed strong relationships with hotel owners, management companies, brand companies, brokers, lenders and institutional investors that will provide value-added benefits.

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Highly Aligned Management Structure. We have been structured to ensure strong management alignment with our stockholders. Ashford Trust, the parent of our advisor, will initially beneficially own 20% of the outstanding common units of our operating partnership (“common units”). Additionally, the executive management team of Ashford Trust, together with Mr. Archie Bennett, Jr., chairman emeritus and co-founder of Ashford Trust, will own, directly or indirectly, approximately 21% of the equity interest in our operating partnership on a fully-diluted basis. By comparison, the average for publicly-traded lodging REITs was 2% as of the most recently available public information. This represents the highest insider ownership among all publicly-traded lodging REITs, according to SEC filings, excluding Ashford Trust, and creates a strong alignment between management and stockholders. Additionally, the terms of our external advisory agreement with our advisor takes into consideration a best practices structure to provide better alignment with investors, with the fees payable pursuant to the advisory agreement based upon our total enterprise value rather than our gross book value, resulting in lower advisory fees if our stock price decreases. Furthermore, the incentive fees payable under the advisory agreement are based on our total shareholder return outperformance compared to a defined peer group.

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Attractive Corporate Governance. We will have an attractive governance structure that will provide transparency to investors and promote the long-term interests of stockholders. Some of the significant features of our corporate governance structure include:

–	External advisor owned by publicly-traded company.

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Non-classified board with five of seven members expected to be independent, with a lead independent director and with four of our initial independent directors having no prior affiliations with Ashford Trust.

–	Corporate governance policy requires that the board consist of at least two-thirds independent directors at all times that we do not have an independent chairman.

–	Charter provision and corporate governance policy that address conflicts.

–	Ashford Trust’s 20% retained beneficial interest in our company will be in the form of common units, which generally will not convey voting power with respect to matters voted on by our stockholders.

–	Opt out of certain Maryland law antitakeover provisions.

–	No stockholder rights plan unless our stockholders approve or ratify the adoption of a plan.

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Prudent Capital Structure. Over time, we will target a low-leverage capital structure and intend to limit the sum of the outstanding principal amount of our consolidated indebtedness and the liquidation preference of any outstanding preferred equity, less cash, cash equivalents and marketable securities, to not more than 5.0x EBITDA, for the 12-month period preceding the incurrence of such debt or the issuance of such preferred equity. Although we will initially exceed these target levels, we expect, over time, to meet these leverage thresholds. Upon completion of the separation and distribution, we will have property-level indebtedness related to our initial properties, which had an outstanding consolidated principal balance at March 31, 2013 of approximately $627.7 million and a weighted average interest rate of 5.32% per annum. Of this indebtedness, none is expected to mature prior to 2017. In addition, concurrently with the completion of the separation and distribution, we expect to enter into a

                 -year, $         million revolving credit facility. The pro forma amount of indebtedness upon the completion of the separation and distribution is estimated to be $627.7 million. While we anticipate having a credit facility in place, we do not anticipate having any amounts initially drawn. We believe that our capital structure and our ability to access our credit facility will allow us to capitalize on favorable acquisition and investment opportunities.

Our Investment and Growth Strategies

Our principal business objectives will be to generate attractive returns on our invested capital and long-term growth in cash flow to maximize total returns to our stockholders. To achieve our objectives, we intend to pursue the following strategies:

Pursue Focused Investment Strategy. Our strategy will be to invest in premium branded and high quality independent hotels that are:

•

full-service and select-service hotels in the luxury, upper-upscale and upscale segments which are anticipated to generate RevPAR at least twice the average RevPAR for the U.S. lodging industry, as determined by Smith Travel Research ($130 for the year ended December 31, 2012), located predominately in U.S. gateway markets;

•

hotels located outside of the U.S. that satisfy the same anticipated RevPAR criteria as our domestic hotels (after any applicable currency conversion), with a primary focus on international gateway markets; and

•	upper-upscale and luxury hotels in U.S. resort markets and meeting our stated RevPAR criteria.

We intend to concentrate our investments in markets where we believe there are significant growth opportunities and limited risk of additional supply. In determining anticipated RevPAR for a particular asset, we may take into account forecasts and other considerations, including without limitation, conversions or repositions of assets, capital plans, brand changes and other factors which may reasonably be forecasted to raise RevPAR after stabilization. Stabilization with respect to a hotel, after the completion of an initiative such as a capital plan, conversion or change of brand name or change of the business mix or other operating characteristics, is generally expected to occur within 12 to 24 months after the completion of the related renovation, reposition or brand change.

Continue Active Asset Management. Our advisor intends to aggressively asset-manage the hotels in our initial portfolio and any hotel properties we may acquire in the future to maximize the operating performance, cash flow and value of each hotel. Asset management functions include acquisition, renovation, financing and disposition of assets, operational accountability of managers, and property-level strategies, as compared to the day-to-day management of our hotels, which will be performed by our property managers. Our advisor will leverage its extensive industry expertise to employ value-added strategies, implement best practices acquired from its deep industry experience and prudently invest capital in our assets to optimize operating results and generate attractive returns on investment.

Employ Disciplined Capital Allocation Program. We intend to pursue a disciplined capital allocation strategy as it relates to the acquisition, operation, disposition and financing of assets in our initial portfolio and those that we may acquire in the future. Our advisor will utilize its extensive industry experience and capital markets expertise to influence the timing of capital deployment and recycling, and we may selectively sell hotels that are no longer consistent with our investment strategy or whose returns appear to have been maximized. To the extent we sell hotels, we generally intend to redeploy the capital into investment opportunities that we believe will achieve higher returns.

Our History and Relationship with Ashford Trust and Ashford Advisor

We are currently a subsidiary of Ashford Trust, an NYSE-listed REIT. Ashford Trust created us to concentrate its ownership of certain of its higher RevPAR hotels in gateway markets. The following chart summarizes the key similarities and distinctions between us and Ashford Trust:

	Ashford Prime	Ashford Trust
Investment Focus	Full-service and select-service hotels anticipated to generate RevPAR at least twice the national average.	All segments of the hospitality industry, with RevPAR criteria outside of Ashford Prime’s initial investment focus.

Investment Type	Direct hotel investments and joint ventures.	Direct hotel investments, joint ventures and debt.

Geography	Domestic and international gateway markets and select resort locations.	National focus, including primary, secondary and tertiary markets.

Chain Scale	Upscale, upper-upscale and luxury.	Various chain scale segments.

Mix of Service	Full-service and select-service in urban markets.	Full-service and select-service.

Capital Structure/Leverage Policy	Conservative. Target < 5.0x net debt and preferred equity to EBITDA.	Opportunistic. Strategic use of debt designed to maximize returns.

Brand Strategy	Premium brands and high quality independent hotels.	Premium brands and high quality independent hotels.

Management	Ashford Advisor	Ashford Advisor

Because of our unique relationship with Ashford Trust, we may be able to pursue attractive portfolio acquisition opportunities jointly, giving us a distinct advantage when only portions of the portfolio satisfy our investment focus.

Upon completion of the separation and distribution, we will reimburse Ashford Trust approximately $ million for organizational expenses in connection with our formation transactions.

Currently, Ashford Trust owns     % of the outstanding common units of Ashford Trust OP, with the remaining     % of the common units of Ashford Trust OP being owned by other limited partners, including officers and directors of Ashford Trust. Pursuant to the separation and distribution agreement, Ashford Prime OP will distribute common units such that Ashford Trust OP will own 20% of Ashford Prime OP’s common units. The remaining 80% of Ashford Prime OP’s common units will be owned by Ashford Prime and other limited partners, including certain of our officers and directors and certain officers and directors of Ashford Trust, in the same relative proportions that Ashford Trust and such other limited partners owned common units in Ashford Trust OP prior to the separation and distribution. Additionally, Ashford Trust will effect the distribution of 100% of the common stock of Ashford Prime to its current stockholders.

Beginning one year from the issuance date, the common units in our operating partnership will be redeemable by the holder for cash or, at our option, into shares of our common stock on a one-for-one basis. Accordingly, Ashford Trust OP’s initial ownership interest in our operating partnership will represent a 20%

ownership interest in our outstanding common stock, on a fully-diluted basis, assuming all common units are redeemed and we elect to issue shares of our common stock in lieu of paying the redemption price. We will own approximately     % of the common units in our operating partnership, meaning investors who receive shares of our common stock in the distribution will own approximately     % of our outstanding common stock on a fully diluted basis. Ashford Trust’s 20% retained beneficial interest in our company will be in the form of common units, which generally will not convey voting power with respect to matters voted on by our stockholders.

We will not have any employees. All of the services which might be provided by employees will be provided to us pursuant to an advisory agreement with Ashford Advisor. The officers and employees of Ashford Advisor also are responsible for the internal management of Ashford Trust.

Prior to the distribution of our common stock to Ashford Trust stockholders, we will enter into an advisory agreement with Ashford Advisor. This agreement will require our advisor to manage the day-to-day operations of our company and all affiliates in conformity with our investment guidelines, which may be modified or supplemented by our board of directors from time to time except that our investment guidelines cannot be revised in a manner that is directly competitive with Ashford Trust. For more information about our investment guidelines, see “Certain Agreements—The Advisory Agreement—Relationship with the Advisor” in this information statement. Ashford Advisor may not act as an external advisor for an entity with investment guidelines substantially similar to ours, as initially set forth in our advisory agreement. However, Ashford Advisor will be permitted to have other advisory clients, which may include other REITs operating in the real estate industry.

Our advisory agreement has an initial five-year term and will be automatically renewed for one-year terms thereafter unless terminated either by us or our advisor. Our advisor is entitled to receive from us a base fee as payment for managing the day-to-day operations of Ashford Prime and its subsidiaries in conformity with Ashford Prime’s investment guidelines and an incentive fee that is based on our performance. Our board of directors also has the authority to make annual equity awards to our advisor or directly to employees, officers, consultants and non-employee directors of our advisor, based on the achievement by us of certain financial and other hurdles established by our board of directors. In addition, we are obligated to pay directly or reimburse our advisor, on a monthly basis, for all expenses our advisor or its affiliates pay or incur on our behalf or in connection with the services provided to us by our advisor pursuant to the advisory agreement, which shall include our pro rata share of the office overhead and administrative expenses of our advisor incurred in providing its duties under the advisory agreement. If we request that our advisor perform services outside the scope of the advisory agreement, we are obligated to separately pay for such additional services. Our advisor is also entitled to receive a termination fee from us under certain circumstances. The amounts payable to our advisor under our advisory agreement are summarized below and described in more detail under “Certain Agreements—The Advisory Agreement—Fees and Expenses” in this information statement.

Fee Type	Description
Base Fee	The total quarterly base fee will be equal to 0.70% per annum of the total enterprise value of our company, subject to a minimum quarterly base fee.

Incentive Fee	In each year that our TSR exceeds the “average TSR of our peer group” we have agreed to pay Ashford Advisor an incentive fee. The annual incentive fee will be calculated as (i) 10% of the amount (expressed as a percentage) by which our annual TSR exceeds the average TSR of our peer group, multiplied by (ii) the fully diluted equity value of our company at December 31 of the applicable year. Up to 50% of the incentive fee may be paid in our common stock at our discretion, subject to certain limitations.

Fee Type	Description
Annual Equity Awards	Our board of directors will have the authority to make annual equity awards to our advisor or directly to employees, officers, consultants and non-employee directors of our advisor, based on the achievement by the company of certain financial and other hurdles established by our board of directors. These annual equity awards are intended to provide an incentive to our advisor and its employees to promote the success of Ashford Prime’s business. The compensation committee of the board of directors of Ashford Prime will have full discretion regarding the grant of any annual equity awards to be provided to our advisor and its employees and other than the overall limitation on the total number of shares that are authorized to be granted under the 2013 Equity Incentive Plan and the Advisor Equity Incentive Plan, there are no limitations on the amount of these annual equity awards.

Reimbursement of Expenses

The advisor will be responsible for all wages, salaries, cash bonus payments and benefits related to its employees providing services to us (including any of our officers who are also officers of our advisor), with the exception of internal audit services, as discussed further below, and equity compensation that may be awarded by us to the employees of our advisor who provide services to us. We will be responsible to directly pay or reimburse our advisor monthly for all other expenses paid or incurred by our advisor or its affiliates on our behalf or in connection with the services provided to us under the advisory agreement. In addition, we will pay a pro rata share of the office overhead and administrative expenses of our advisor incurred in performance of its duties and functions under the advisory agreement. There is no specific limitation on the amount of these reimbursements.

In addition to the expenses described above, we are required to reimburse our advisor monthly for our pro-rata portion (as reasonably agreed to between our advisor and a majority of our independent directors) of all expenses related to (i) employment of our advisor’s internal audit managers and other employees of our advisor who are actively engaged in providing internal audit services to us, including but not limited to salary, wages, payroll taxes and the cost of employee benefit plans, (ii) the reasonable travel and other out-of-pocket expenses of the advisor relating to the activities of the advisor’s internal audit employees and the reasonable third-party expenses which the advisor incurs, in each case, in connection with its provision of internal audit services, (iii) any due diligence, structuring, review or related costs associated with a proposed transaction that is not consummated and (iv) all reasonable international office expenses, overhead, personnel costs (including wages, salaries and benefits), travel and other costs directly related to our advisor’s non-executive personnel who are located internationally and that oversee the transactions or operations of international assets. Such expenses shall include, but are not limited to, salary, wages, payroll taxes and the cost of employee benefit plans.

Additional Services	If, and to the extent that, we request that our advisor render services on our behalf other than those required to be rendered by our advisor under the advisory agreement, such additional services shall be compensated separately at market rates.

Fee Type	Description
Termination Fee	In certain circumstances, we will be required to pay the advisor a termination fee equal to three times the sum of the average annual base and incentive fees for the 24-month period immediately preceding the termination. Additionally, if there is a change of control transaction conditioned upon the termination of the advisory agreement, we will have the right to terminate the advisory agreement upon the payment of a termination fee that is calculated based on the net earnings of the advisor attributable to the advisory agreement, plus a gross-up amount for assumed federal and state tax liability, based on an assumed tax rate of 40%.

Pursuant to our advisory agreement with Ashford Advisor, we will acknowledge that Ashford Advisor personnel will continue to advise Ashford Trust and may also advise other businesses in the future and will not be required to present us with investment opportunities that Ashford Advisor determines are outside of our initial investment guidelines and within the investment guidelines of another business advised by Ashford Advisor. To the extent Ashford Advisor deems an investment opportunity suitable for recommendation, Ashford Advisor must present us with any such investment opportunity that satisfies our initial investment guidelines but will have discretion to determine which investment opportunities satisfy our initial investment guidelines; provided, however, if we materially change our investment guidelines without the express consent of Ashford Advisor, Ashford Advisor will use its best judgment to allocate investment opportunities to us and other entities it advises, taking into account such factors as the advisor deems relevant, in its discretion, subject to any then-existing obligations of Ashford Advisor to such other entities. Any new individual investment opportunities that satisfy our investment guidelines will be presented to our board of directors, who will have up to 10 business days to accept any such opportunity prior to it being available to Ashford Trust or any other business advised by Ashford Advisor. Portfolio investment opportunities (the acquisition of two or more properties in the same transaction) are treated differently. Some portfolio investment opportunities may include hotels that satisfy our investment objectives as well as hotels that satisfy the investment objectives of Ashford Trust or other businesses advised by Ashford Advisor. If the portfolio cannot be equitably divided by asset type and acquired on the basis of such asset types in satisfaction of each such entity’s investment guidelines, our advisor will be required to allocate investment opportunities between us, Ashford Trust and any other businesses advised by Ashford Advisor in a fair and equitable manner, consistent with such entities’ investment objectives. In making this determination, our advisor, using substantial discretion, will consider the investment strategy and guidelines of each entity with respect to acquisition of properties, portfolio concentrations, tax consequences, regulatory restrictions, liquidity requirements, financing and other factors deemed appropriate by our advisor. In making the allocation determination, our advisor has no obligation to make any investment opportunity available to us.

We will enter into an option agreement to acquire the Pier House Resort from Ashford Trust and a separate option agreement to acquire the Crystal Gateway Marriott from Ashford Trust.

We will also enter into a right of first offer agreement with respect to specified hotels currently held by Ashford Trust, as well as any hotels later acquired by Ashford Trust that satisfy our investment guidelines, subject in each case to any prior rights granted to the managers of such hotels or other third parties. We will agree to a similar right of first offer for Ashford Trust with respect to properties that we acquire in a portfolio transaction that meet Ashford Trust’s initial investment guidelines.

From time to time, as may be determined by our independent directors and the independent directors of Ashford Advisor, Ashford Trust and any other company subsequently advised by Ashford Advisor, each such entity may provide financial accommodations, guaranties, back-stop guaranties, and other forms of financial assistance to the other entities on terms that the respective independent directors determine to be fair and reasonable.

We believe our relationship with Ashford Trust and Ashford Advisor benefits us because we believe the quality and depth of management expertise and experience available to us from Ashford Advisor could not be duplicated without a significant increase in our overhead costs.

Industry Overview

The U.S. lodging industry is in the fourth year of what we anticipate will be a continuing recovery from the recent financial crisis and related economic recession. We believe this is an attractive point in the lodging investment cycle.

Room night demand in the U.S. lodging industry historically has been directly correlated with macroeconomic trends, including growth in gross domestic product (“GDP”), corporate profitability, capital investments, consumer confidence and employment. Following a period of economic contraction and widespread job loss in 2008 and 2009, the U.S. economy has been exhibiting signs of a recovery, and the International Monetary Fund forecasts U.S. GDP growth of 1.7% in 2013 and 2.7% in 2014. Given the strong correlation between room night demand and growth in GDP, we believe the current projections of a gradual but consistent growth in GDP provide an attractive backdrop for a sustained recovery phase of the lodging cycle.

According to PKF Hospitality Research, LLC, hotel demand is expected to increase at a 2.8% compound annual rate from 2013 to 2016, including growth of 2.6% and 3.3%, respectively, for 2013 and 2014. In contrast, hotel supply is forecasted to grow more slowly, at a 1.3% compound annual rate from 2013 to 2016, including growth of 0.8% and 1.0%, respectively, for 2013 and 2014. We believe the strong growth in room night demand combined with limited addition to supply should provide hotel owners with the opportunity to increase ADR, as industry occupancy exceeds the long-term average. We further believe that this forecast for favorable demand/supply imbalance should result in significant gains in both RevPAR and hotel-level EBITDA. PKF Hospitality Research, LLC predicts industry-wide RevPAR will grow 6.1% in 2013, 7.7% in 2014, 8.5% in 2015 and 5.3% in 2016, representing a compounded annual growth rate over the period of 6.9%. We believe the prevailing industry supply and demand dynamic presents compelling growth opportunities for our portfolio of well-capitalized and well-located upscale and upper-upscale hotels. PKF Hospitality Research, LLC further predicts strong RevPAR growth across our key targeted investment segments, as indicated in the chart below:

Source: Colliers PKF Hospitality Research.

Summary Risk Factors

You should carefully read and consider the risk factors set forth under “Risk Factors,” as well as all other information contained in this information statement. If any of the risks described in this information statement occur, our business, financial condition, liquidity and results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline. Some of the risks include:

•	We will be significantly influenced by the economies and other conditions in the markets in which we operate, particularly in the metropolitan areas where we have high concentrations of hotels.

•	Our investments are concentrated in the hotel industry, and the failure of the hotel industry to exhibit sustained improvement may adversely affect us.

•	We depend on our advisor’s key personnel and the loss of their continued service could threaten our ability to operate our business successfully.

•	The amount of fees and incentives paid to our advisor may exceed the average of internalized expenses of our industry peers.

•	The prior performance of Ashford Trust is not indicative of our future performance.

•	Our business strategy depends on acquiring additional hotels on attractive terms.

•	We will rely on third-party property managers to operate our hotels and for a substantial majority of our cash flow.

•	Conflicts of interest with Remington could result in our management acting other than in our stockholders’ best interest.

•	Under the terms of our mutual exclusivity agreement with Remington, Remington may be able to pursue lodging investment opportunities that compete with us.

•	Securities eligible for future sale, including the 20% of our company that Ashford Trust will own on a fully diluted basis, may adversely affect the market price of our common stock.

•	Our management agreements could adversely affect the sale or financing of hotel properties.

•	All of our initial hotels operate under either Marriott or Hilton brands; therefore, we are subject to risks associated with concentrating our portfolio in just two brand families.

•

Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur, and we would be adversely affected if we were unable to make required payments on our debt, comply with covenants in our indebtedness or refinance our indebtedness at maturity on favorable terms or at all.

•	We may not be able to make distributions at expected levels or at all.

•

Our separation and distribution agreement, our advisory agreement, the mutual exclusivity agreement and other agreements entered into in connection with the separation and distribution were not negotiated on an arms-length basis and their terms may not be as favorable to us as if they were negotiated with an unaffiliated third party.

•

Our advisor will be a subsidiary of Ashford Trust and may manage other entities in the future and direct attractive investment opportunities away from us. If we amend our investment guidelines, our advisor is not restricted from advising clients with similar investment guidelines.

•	Our advisor and its key employees, who are both our executive officers and Ashford Trust’s executive officers, face competing demands on their time.

•	If we cannot obtain additional capital, our growth will be limited.

•	We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from Ashford Trust.

•

We may not be able to acquire any of the properties that are subject to the right of first offer agreement, either because Ashford Trust does not elect to sell such properties or we are not in a position to acquire the properties when Ashford Trust elects to sell.

•	If we exercise the option to purchase the Pier House Resort, the purchase price we pay for such hotel may be greater than the amount payable for a comparable property in a fully-marketed sale process.

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Failure to qualify as a REIT, or failure to remain qualified as a REIT, would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distribution to our stockholders.

•

The distribution of our common stock will not qualify for tax-free treatment and may be taxable to you as a dividend; however the tax impact will not be able to be calculated until after the end of the 2013 calendar year.

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There is no existing market for our common stock and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price of our shares may fluctuate widely.

•	Your percentage ownership in Ashford Prime may be diluted in the future.

Our Financing Strategy

As part of our separation from Ashford Trust, we will assume mortgage indebtedness secured by our eight initial hotels, which totaled $627.7 million (including the indebtedness secured by the two hotels we will own through a consolidated joint venture) as of March 31, 2013. Initially, approximately 68.2% of our mortgage debt will bear interest at fixed rates and the remaining 31.8% will bear interest at the variable rate of LIBOR plus 3.5%. We will assume an interest rate cap with respect to our variable rate debt such that our interest rate will be effectively capped at 6.5%. We intend to continue to use a mix of fixed and variable rate debt, and we may, if appropriate, enter into interest rate hedges related to our variable rate debt. We also anticipate that concurrently with the completion of the separation and distribution, we will enter into a         -year, $         million revolving credit facility. No assurances can be given that we will obtain any credit facility or if we do what the terms will be.

Our objective, over time, is to effectively deleverage our portfolio by acquiring additional hotels and applying less leverage than we will have initially upon completion of the separation and distribution. Alternatively, we may deleverage via retaining excess cash to reduce our net debt. We expect to achieve and maintain a net debt and preferred equity-to-EBITDA ratio of 5.0x or less. We define net debt and preferred equity as the outstanding principal amount of our consolidated indebtedness plus the liquidation preference of any outstanding preferred equity, less cash, cash equivalents and marketable securities. We intend to finance our long-term growth and liquidity needs with operating cash flow, equity issuances, both common and preferred stock, joint ventures and secured and unsecured debt financings having staggered maturities. We may also issue common units in our operating partnership to acquire properties from sellers who seek a tax-deferred transaction.

Structure and Formation of Our Company

Prior to or concurrently with the separation and distribution, we will engage in certain formation transactions, which are designed to consolidate the ownership of a portfolio of interests in eight properties currently owned by Ashford Trust into our operating partnership, provide for our external management, facilitate the separation and distribution, provide us with our initial capital and enable us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2013.

In connection with our formation transactions, the following transactions have occurred or will occur concurrently with or prior to completion of the separation and distribution:

•	Ashford Hospitality Prime, Inc. was formed as a Maryland corporation on April 5, 2013 as a wholly-owned subsidiary of Ashford TRS.

•	Our operating partnership, Ashford Hospitality Prime Limited Partnership, was formed as a Delaware limited partnership on April 5, 2013.

•	Ashford Prime OP General Partner LLC, the general partner of our operating partnership and a wholly-owned subsidiary of ours, was formed as a Delaware limited liability company on April 5, 2013.

•	Ashford Prime OP Limited Partner LLC, a limited partner of our operating partnership and a wholly-owned subsidiary of ours, was formed as a Delaware limited liability company on April 5, 2013.

•	Pursuant to the terms of the separation and distribution agreement:

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Our operating partnership will receive a contribution of direct and indirect interests in a portfolio of eight hotel properties, including the working capital associated with such properties, owned by Ashford Trust OP and certain of its subsidiaries plus $         million in exchange for          common units of our operating partnership and          shares of our common stock. The common units of our operating partnership issued to Ashford Trust OP will be distributed to Ashford Trust OP’s limited partners, including Ashford Trust. Our common stock will be distributed to Ashford Trust’s stockholders. As a result of the contribution and distribution transactions, we will own     % of the outstanding common units of our operating partnership, Ashford Trust OP will own 20% of the outstanding common units of our operating partnership and other limited partners of Ashford Trust OP, including our directors and officers and directors and officers of Ashford Trust, will own the remaining     % of the outstanding common units of our operating partnership.

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Ashford Prime TRS, a wholly-owned subsidiary of our operating partnership, will purchase, for a cash payment of $3.0 million, direct or indirect interests in the three taxable REIT subsidiaries that currently lease six of the eight initial properties. The two taxable REIT subsidiaries that currently lease the two initial properties held in a joint venture will remain subsidiaries of the joint venture, but Ashford Trust’s equity interest in the joint venture will be contributed to our operating partnership.

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In connection with the contribution of Ashford Trust’s interests in the eight initial hotel properties, we will assume property-level mortgage debt which had an outstanding principal balance on March 31, 2013 of approximately $627.7 million. Ashford Trust may maintain certain limited guarantees for the benefit of the applicable lenders on this indebtedness. We will agree to indemnify Ashford Trust to the extent it realizes any losses or is required to make any payments with respect to such guarantees.

–	Ashford Trust will distribute 100% of our common stock to its stockholders as a taxable pro rata special distribution.

•	We will enter into an advisory agreement with Ashford Advisor.

•	Our operating partnership expects to enter into a revolving credit facility concurrently with the separation and distribution.

•

We will enter into a separation and distribution agreement, two separate option agreements to acquire specific properties, a right of first offer agreement and a registration rights agreement with Ashford Trust and certain of its subsidiaries. We will also enter into a mutual exclusivity agreement with Remington and Mr. Monty J. Bennett, our chief executive officer and chairman, and a Master Management Agreement with Remington. See “Certain Relationships and Related Person Transactions.”

Upon completion of the separation and distribution:

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We will be the sole managing member of Ashford Prime OP General Partner LLC, which is the sole general partner of our operating partnership. We will own approximately     % of the outstanding common units of our operating partnership, meaning that our stockholders will own approximately     % of our common stock on a fully-diluted basis.

•

Ashford Trust OP will own 20% of the outstanding common units of our operating partnership, which, if redeemed for shares of our common stock, would represent 20% of our outstanding common stock assuming all common units are redeemed for shares of our common stock.

•

We expect to have property-level consolidated indebtedness that as of March 31, 2013 had an outstanding principal balance of approximately $627.7 million. Additionally, we expect to have the ability to incur an additional $         million of indebtedness under our anticipated revolving credit facility.

•	We will be responsible for paying the initial transaction cost of the separation and distribution, which is expected to be approximately $11.75 million.

•	In general, we intend to own our properties and conduct substantially all of our business through our operating partnership and its subsidiaries, including Ashford Prime TRS.

•

Each of our initial eight properties will be held in a separate partnership. Six of these partnerships will be wholly-owned subsidiaries of Ashford Prime OP and two will be held in a joint venture structure in which Ashford Prime OP will own a 75% interest and will control the general partner.

Our Structure

The following diagram depicts our ownership structure upon completion of the separation and distribution.

*	The total number of shares of Ashford Trust’s common stock and Ashford Prime’s common stock outstanding used in calculating the ownership percentages assumes that all operating partnership units held by each of the officers and directors of Ashford Trust and Ashford Prime, respectively, including LTIP units, have been converted into common stock.

As shown in the chart above, we will own two of our properties in a joint venture structure. We have a 75% ownership interest in this joint venture and serve as the general partner; however, all major decisions related to these properties, including decisions related to selling or refinancing the hotels, are subject to the written approval of our joint venture partner. We will also have the benefit of a preferred distribution in an amount equal to an 11% annual return on our unreturned ordinary capital.

Accounting Treatment of our Formation Transactions

We will account for the contribution of direct and indirect interests in a portfolio of eight hotel properties, including the working capital associated with such properties, owned by Ashford Trust and certain of its subsidiaries and $         million contributed by Ashford Trust and certain of its subsidiaries in exchange for common units of the Ashford Prime operating partnership and shares of Ashford Prime common stock as a spin-off in accordance with the Subtopic 505-60, Spinoffs and Reverse Spinoffs. See “Structure and Formation of our Company—Accounting Treatment of our Formation Transactions.”

Benefits to Related Parties

Upon completion of the separation and distribution, our directors and executive officers and their affiliates will receive material financial and other benefits, as shown below. For a more detailed discussion of these benefits see “Certain Agreements,” “Management,” “Certain Relationships and Related Person Transactions,” and “Structure and Formation of Our Company.”

Separation and Distribution. Prior to the completion of the separation and distribution, Ashford Trust OP indirectly owns 100% of the interests in the entities that own six of our initial properties and 75% of the interests in the entities that own the remaining two of our initial properties. In connection with the separation and distribution, in exchange for Ashford Trust OP’s equity interest in these entities and the transfer of working capital, our operating partnership will issue to Ashford Trust OP common units. In addition, we will also assume mortgage debt related to our initial properties which had an outstanding principal balance of approximately $627.7 million as of March 31, 2013. To the extent that Ashford Trust or Ashford Trust OP remains a guarantor with respect to the non-recourse carve-outs related to such debt, we will indemnify Ashford Trust and Ashford Trust OP, as applicable, for any payments either such party is obligated to make pursuant to such guarantees. See “—Our History and Relationship with Ashford Trust and Management,” “Certain Relationships and Related Person Transactions—Acquisition of the Initial Properties” and “Structure and Formation of Our Company—Formation Transactions.”

Registration Rights Agreement. We have agreed to file a shelf registration statement with the SEC covering the resale of the shares of common stock issued or issuable upon redemption of the common units, issued in connection with the separation and distribution. See “Shares Eligible for Future Sale—Registration Rights.”

Advisory Agreement. Prior to completion of the distribution, we will enter into an advisory agreement with Ashford Advisor, which will be a subsidiary of Ashford Trust OP. See “—Our History and Relationship with Ashford Trust and Management” and “Certain Agreements—The Advisory Agreement.”

Option Agreements. We will enter into option agreements to acquire two additional properties from Ashford Trust. See “Our History and Relationship with Ashford Trust and Management” and “Certain Agreements—The Option Agreements.”

Right of First Offer Agreement. We will enter into a right of first offer agreement with Ashford Trust. See “—Our History and Relationship with Ashford Trust and Management” and “Certain Agreements—Right of First Offer Agreement.”

Remington Master Management Agreement. Remington currently performs all of the project management functions related to our initial hotels, and we intend to continue to utilize Remington for such services. Remington will provide these services to us pursuant to the terms set forth in the master management agreement that we will enter into in connection with the separation and distribution. Additionally, Remington may, in the future, provide us with certain property management, project management and development services pursuant to the terms outlined in the mutual exclusivity agreement (as described below). Mr. Monty J. Bennett, our chief executive officer and the chairman of our board of directors, and his father Mr. Archie Bennett, Jr. own 100% of Remington. Accordingly they will benefit from the payment of property management, project management, development and other fees by us to Remington. Set forth below is a summary of each of the fees payable to Remington and affiliated entities, for our initial properties, for the year ended December 31, 2012.

Type of Fee	Calculation	Actual Amount for the Initial Properties for the Year Ended December 31, 2012
Project Management	4% of the total project costs associated with the implementation of the capital improvement budget until the total project costs equal 5% of gross revenues; then 3% of project costs for expenditures in excess of 5% of the gross revenue threshold	$392,695
Development	3% of total project costs associated with the development	0
Other(1)	Then-current market rates	547,663

Total		$940,358

(1)	Includes fees for purchasing, design and construction management.

See “Certain Agreements—Remington Master Management Agreement.”

Remington Mutual Exclusivity Agreement. Upon completion of the separation and distribution, we will enter into a mutual exclusivity agreement with Remington, pursuant to which we will have a first right of refusal to purchase any lodging-related investments identified by Remington and any of its affiliates that meet our initial investment criteria. Ashford Trust has a similar mutual exclusivity agreement with Remington but has agreed to subordinate its right with respect to any properties that satisfy our initial investment guidelines such that any new investment opportunities that satisfy our initial investment guidelines will be presented to our board of directors, who will have up to 10 business days to accept any such opportunity prior to it being available to Ashford Trust. Our mutual exclusivity agreement with Remington also provides that Remington will provide property management, project management and development services for all future properties that we acquire to the extent we have the right or control the right to direct such matters, unless our independent directors either (i) unanimously vote not to hire Remington or (ii) based on special circumstances or past performance, by a majority vote elect not to engage Remington because they have determined, in their reasonable business judgment, that it would be in our best interest not to engage Remington or that another manager or developer could perform the duties materially better. Mr. Monty J. Bennett will benefit from the payment by us of management fees and project management fees to Remington pursuant to the master management agreement. See “Certain Agreements—Mutual Exclusivity Agreement.”

Conflicts of Interest

We are dependent on our advisor for our day-to-day management, and we do not have any independent officers or employees. Each of our executive officers and two of our directors also serve as key employees and as officers of our advisor and Ashford Trust, and will continue to do so. Furthermore, Mr. Monty J. Bennett, our chief executive officer and chairman of our board of directors, is also the chief executive officer and chairman of the board of directors of Ashford Trust. We did not conduct arm’s-length negotiations with respect to the terms and structuring of our agreements, resulting in the principals of Ashford Trust having the ability to influence the type and level of benefits that they and our other affiliates will receive. We have not obtained third-party appraisals of the properties to be contributed to us in the separation and distribution or fairness opinions in connection with the separation and distribution. Accordingly, our advisory agreement and other agreements with Ashford Trust, including fees and other amounts payable, may not be as favorable to us as if they had been negotiated on an arm’s-length basis with unaffiliated third parties. In addition, the ability of our advisor and its officers and personnel to engage in other business activities, including the management of Ashford Trust and other entities, may reduce the time our advisor and its officers and personnel spend managing us.

Pursuant to our advisory agreement with Ashford Advisor, we will acknowledge that Ashford Advisor personnel continue to advise Ashford Trust and may also advise other businesses in the future and will not be required to present us with investment opportunities that Ashford Advisor determines are outside of our investment guidelines and within the investment guidelines of another business advised by Ashford Advisor. Ashford Advisor must present us with investment opportunities that satisfy our investment guidelines but will have discretion to determine which investment opportunities satisfy our investment guidelines; provided, however, if we materially change our investment guidelines without the express consent of Ashford Advisor, Ashford Advisor will use its best judgment to allocate investment opportunities to us and other entities it advises, taking into account such factors as the advisor deems relevant, in its discretion, subject to any then existing obligations of Ashford Advisor to such other entities. Any new individual investment opportunities that satisfy our initial investment guidelines will be presented to our board of directors, who will have up to 10 business days to accept any such opportunity prior to it being available to Ashford Trust or any other business advised by Ashford Advisor. Portfolio investment opportunities (the acquisition of two or more properties in the same transaction) are treated differently. Some portfolio investment opportunities may include hotels that satisfy our investment objectives as well as hotels that satisfy the investment objectives of Ashford Trust or other businesses advised by Ashford Advisor. If the portfolio cannot be equitably divided by asset type and acquired on the basis of such asset types in satisfaction of each such entity’s investment guidelines, our advisor will be required to allocate portfolio investment opportunities between us, Ashford Trust and any other businesses advised by Ashford Advisor in a fair and equitable manner, consistent with such other entities’ investment objectives. In making this determination, our advisor, using substantial discretion, will consider the investment strategy and guidelines of each entity with respect to acquisition of properties, portfolio concentrations, tax consequences, regulatory restrictions, liquidity requirements, financing and other factors deemed appropriate by our advisor. In making the allocation determination, our advisor has no obligation to make any investment opportunity available to us.

Upon completion of the separation and distribution, we will enter into a master management agreement and a mutual exclusivity agreement with Remington. Mr. Monty J. Bennett, our chief executive officer and the chairman of our board of directors, is also the chief executive officer of Remington and together with his father Mr. Archie Bennett, Jr., beneficially owns 100% of Remington. They will benefit from the fees paid to Remington under the master management agreement. The terms of the mutual exclusivity agreement limit our ability to engage other entities for property management, development, and other project management related services without the unanimous consent of our independent directors or, in certain circumstances, the majority vote of our independent directors. The initial term of the mutual exclusivity agreement is 10 years, with three seven-year and one four-year renewal options.

Pursuant to our mutual exclusivity agreement with Remington, Remington may pursue lodging investment opportunities that it refers to us and that we elect not to pursue. This may result in our chief executive officer and chairman, Mr. Monty J. Bennett, and Remington competing with us, while Remington is managing other hotels for us.

Mr. Monty J. Bennett’s duties to us as a director and officer may conflict with his duties to and pecuniary interest in Remington and Ashford Trust. Therefore, the negotiations and agreements between us, our wholly-owned subsidiaries or our operating partnership and these entities and their affiliates may not solely reflect the interests of our stockholders.

To mitigate any potential conflicts of interest, five of the seven initial members of our board of directors are expected to be independent directors (and not also directors of Ashford Trust). Furthermore, our charter requires that, at all times, a majority of our board of directors be independent directors and our corporate governance guidelines require that two-thirds of our board be independent directors at all times that we do not have an independent chairman. Also, our corporate governance policy provides that all decisions related to the right of first offer agreement with Ashford Trust; decisions related to the mutual exclusivity agreement or the master management agreement with Remington; decisions related to the advisory agreement with Ashford Advisor; and all decisions related to the enforcement of the separation and distribution agreement be approved by a majority of the independent directors. Our directors also are subject to provisions of Maryland law that address transactions between Maryland corporations and our directors or other entities in which our directors have a material financial interest. In addition, our charter, consistent with Maryland law, contains a requirement that any transaction or agreement involving us, our wholly-owned subsidiaries or our operating partnership and a director or officer or an affiliate of any director or officer will require the approval of a majority of disinterested directors. However, there can be no assurance that these policies always will be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might not fully reflect the interests of all of our stockholders.

Corporate Information

We were incorporated in Maryland on April 5, 2013. Our principal executive offices are located at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254. Our telephone number is (972) 490-9600. Our website is www.ahpreit.com. The information that will be found on or accessible through our website is not incorporated into, and does not form a part of, this information statement or any other report or document that we file with or furnish to the SEC. We have included our website address in this information statement as an inactive textual reference and do not intend it to be an active link to our website.

Our Tax Status

We intend to elect and qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2013. Our qualification as a REIT depends upon our ability to meet on a continuing basis, through actual investment and operating results, various complex requirements under the Internal Revenue Code of 1986, as amended (the “Code”), relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our shares. Additionally, under applicable Treasury Regulations, if Ashford Trust failed to qualify as a REIT in its 2009 or subsequent taxable years, unless Ashford Trust’s failure to qualify as a REIT was subject to relief under U.S. federal income tax laws, we would be prevented from electing to qualify as a REIT prior to the fifth calendar year following the year in which Ashford Trust failed to qualify. We believe that we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT.

So long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax on our net taxable income that we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we would be subject to U.S. federal income tax at regular corporate rates and would be precluded from re-electing to be taxed as a REIT for the subsequent four taxable years following the year during which we lost our REIT qualification. Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income or property, and the income of our taxable REIT subsidiaries (each, a “TRS”) will be subject to taxation at regular corporate rates.

Restrictions on Ownership and Transfer of our Stock

Due to limitations on the concentration of ownership of REIT stock imposed by the Code, among other purposes, our charter provides for restrictions on ownership and transfer of our shares of stock, including, in general, prohibitions on any person actually or constructively owning more than 9.8% in value or number (whichever is more restrictive) of the outstanding shares of our common stock or 9.8% in value or number (whichever is more restrictive) of the outstanding shares of any class or series of our preferred stock or any other stock of our company. Our charter, however, permits exceptions to be made for stockholders provided that our board of directors determines such exceptions will not jeopardize our tax status as a REIT.

Distribution Policy

We are a newly-formed company that has not commenced operations, and as a result, we have not paid any distributions as of the date of this information statement. We intend to make regular quarterly distributions to our stockholders. To qualify as a REIT, we must distribute to our stockholders an amount at least equal to:

(i)	90% of our REIT taxable income, determined before the deduction for dividends paid and excluding any net capital gain, (which does not necessarily equal net income as calculated in accordance with GAAP); plus

(ii)	90% of the excess of our net income from foreclosure property over the tax imposed on such income by the Code; less

(iii)	any excess non-cash income (as determined under the Code). See “Federal Income Tax Consequences of Our Status as a REIT.”

Distributions made by us will be authorized and determined by our board of directors in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including restrictions under applicable law and other factors described under “Distribution Policy.” We expect that, at least initially, our distributions may exceed our net income under GAAP because of non-cash expenses included in net income. To the extent that our cash available for distribution is less than 90% of our REIT taxable income, we may consider various means to cover any such shortfall, including borrowing under our anticipated revolving credit facility or other loans, selling certain of our assets or using a portion of the net proceeds we receive from future offerings of equity, equity-related or debt securities or declaring taxable stock dividends. We cannot assure you that our distribution policy will not change in the future.

The Separation and Distribution

The following is a summary of the material terms of the separation and distribution and other related transactions.

Distributing company	Ashford Hospitality Trust, Inc., or “Ashford Trust”

After the distribution, Ashford Trust will not own any shares of our common stock, but Ashford Trust OP own 20% of the outstanding common units in our operating partnership.

Distributed company	Ashford Hospitality Prime, Inc.

We are a Maryland corporation. Immediately prior to the separation and distribution, we will be a direct, wholly-owned subsidiary of Ashford Trust. Following the distribution, we will be an independent publicly traded company and intend to conduct our business as a REIT for U.S. federal income tax purposes.

Distribution ratio	Each holder of Ashford Trust common stock will receive one share of our common stock for every share(s) of Ashford Trust common stock held on , 2013. Cash will be distributed in lieu of fractional shares, as described below.

Distributed securities	Ashford Trust will distribute all of Ashford Prime’s shares of common stock owned by Ashford Trust, which will be 100% of Ashford Prime’s common stock outstanding immediately prior to the distribution. Ashford Prime will own % of the outstanding common units of Ashford Prime OP.

Based on the approximately shares of Ashford Trust common stock outstanding on , 2013, and the distribution ratio of one share of Ashford Prime common stock for every share(s) of Ashford Trust common stock, approximately shares of our common stock will be distributed to Ashford Trust stockholders. The number of shares that Ashford Trust will distribute to its stockholders will be reduced to the extent that cash payments are to be made in lieu of the issuance of fractional shares of our common stock.

Fractional Shares	Ashford Trust will not distribute any fractional shares of our common stock to its stockholders. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata to each holder who otherwise would have been entitled to receive a fractional share in the distribution. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders as described in “Our Separation from Ashford Trust—Certain U.S. Federal Income Tax Consequences of the Separation,” included in this information statement.

Record date	The record date for the distribution is the close of business on , 2013.

Distribution date	The distribution date is , 2013.

Distribution	On the distribution date, Ashford Trust, with the assistance of , the distribution agent, will electronically issue shares of our common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. You will not be required to make any payment, surrender or exchange your shares of Ashford Trust common stock or take any other action to receive your shares of our common stock. If you sell shares of Ashford Trust common stock in the “regular-way” market through the distribution date, you will be selling your right to receive shares of Ashford Prime common stock in the distribution. Registered stockholders will receive additional information from the distribution agent shortly after the distribution date. Following the distribution, stockholders whose shares are held in book-entry form may request that their shares of Ashford Prime common stock be transferred to a brokerage or other account at any time, without charge. Beneficial stockholders that hold shares through brokerage firms will receive additional information from their brokerage firms shortly after the distribution date.

Conditions to the distribution	The distribution of our common stock is subject to the satisfaction of the following conditions:

•	our registration statement on Form 10, of which this information statement is a part, shall have become effective, and no stop order relating to the registration statement is in effect;

•	the listing of our common stock on the NYSE shall have been approved, subject to official notice of issuance;

•	the receipt of all necessary consents and approval from lenders, lessors and managers; and

•

no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement, shall be in effect.

Ashford Trust has the right not to complete the distribution if, at any time, its board of directors determines, in its sole discretion, that the distribution is not in the best interests of Ashford Trust or that market conditions are such that it is not advisable to separate Ashford Prime from Ashford Trust.

Tax considerations	The distribution of our common stock will not qualify for tax-free treatment, and an amount equal to the fair market value of the common stock received by you on the distribution date will be treated as a taxable dividend to the extent of your share of any current or accumulated earnings and profits of Ashford Trust for the year of the distribution. Any fair market value in excess of Ashford Trust’s current or accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your adjusted tax basis in Ashford Trust common stock and any remaining excess will be treated as capital gain. Your adjusted tax basis in your common stock of Ashford Trust held at the time of the distribution will be reduced (but not below zero) to the extent the fair market value of our common stock distributed by Ashford Trust to you in the distribution exceeds your share of Ashford Trust’s current and accumulated earnings and profits. Your holding period for such Ashford Trust common stock will not be affected by the distribution. Ashford Trust will not be able to advise stockholders of the amount of earnings and profits of Ashford Trust until after the end of the 2013 calendar year.

Stock exchange listing	We intend to file an application to list our shares of common stock on the NYSE under the ticker symbol “AHP.” We anticipate that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including through the distribution date. See “Our Separation from Ashford Trust—Market for Common Stock—Trading Between the Record Date and Distribution Date,” included in this information statement. It is expected that after the distribution of Ashford Prime common stock, Ashford Trust common stock will continue to be traded on the NYSE under the symbol “Ashford Trust.”

Distribution agent

Separation and Distribution Agreement	We have entered into a Separation and Distribution Agreement to effect the separation and distribution of Ashford Prime from Ashford Trust and provide a framework for our relationships with Ashford Trust after the separation. This agreement will govern the relationship between us and Ashford Trust subsequent to the completion of the separation plan and provide for the allocation between us and Ashford Trust of Ashford Trust’s assets, liabilities and obligations (including tax-related assets and liabilities) attributable to periods prior to our separation from Ashford Trust. For a discussion of these arrangements, see “Certain Relationships and Related Party Transactions—Separation and Distribution from Ashford Trust” included in this information statement.

Summary Historical and Pro Forma Financial Information

You should read the following summary historical and pro forma financial information in conjunction with “Selected Historical Financial Information,” “Selected Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical and pro forma combined consolidated financial statements and related notes included elsewhere in this information statement.

The summary combined consolidated historical financial information is a combination of the historical financial information for the eight properties being contributed to us as part of the separation and distribution. These properties and certain related assets and liabilities are reflected in the combined consolidated financial statements as if they were owned in an entity separate from Ashford Trust, however they were not owned in a separate legal entity during the periods presented in such statements.

We have not presented our historical financial information because we have not had any activity since our formation other than the issuance to Ashford TRS of 100 shares of common stock in connection with the initial capitalization of our company and activity in connection with the separation and distribution. Therefore, we do not believe a discussion of our historical results would be meaningful.

The summary historical combined consolidated financial information as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 has been derived from the audited financial statements appearing elsewhere in this information statement. The summary historical combined consolidated financial information as of December 31, 2010 was derived from unaudited financial statements not included in this information statement. The summary historical combined consolidated financial information as of March 31, 2013 and 2012 and the summary pro forma combined consolidated financial information for the year ended December 31, 2012 and the three months ended March 31, 2013 has been derived from the unaudited financial statements and unaudited pro forma financial statements, respectively, appearing elsewhere in this information statement. The summary historical and pro forma financial information in this section is not intended to replace these audited and unaudited financial statements. In addition, the pro forma balance sheet and income statement data below have been adjusted to reflect the completion of the separation and distribution and the exercise of the options to acquire the Pier House Resort and the Crystal Gateway Marriott.

The summary historical and pro forma financial information below and the financial statements included in this information statement do not necessarily reflect what our results of operations, financial position and cash flows would have been if we had operated our initial eight properties as a stand-alone company during all periods presented, and, accordingly, this historical and pro forma information should not be relied upon as an indicator of our future performance.

	Three Months Ended March 31,			Year Ended December 31,
	Pro Forma Combined Consolidated	Historical Combined Consolidated		Pro Forma Combined Consolidated	Historical Combined Consolidated
	2013	2013	2012	2012	2012	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands, except share, per share and property data)
Statement of Operations Data
Revenue
Rooms	$51,599	$38,618	$34,130	$209,879	$160,811	$130,477	$114,940
Food and beverage	17,531	13,094	12,408	68,709	50,784	46,628	42,410
Rental income from operating leases	—	—	—	—	—	5,341	5,435
Other	3,291	2,374	2,074	12,933	9,593	9,545	10,045

Total hotel revenue	72,421	54,086	48,612	291,521	221,188	191,991	172,830
Expenses:
Hotel operating expenses:
Rooms	12,040	9,506	8,276	46,995	37,001	31,429	28,625
Food and beverage	11,983	8,737	8,074	45,601	33,377	30,341	28,382
Other expense	17,609	14,255	13,466	73,833	59,013	49,949	46,205
Management fees	2,805	2,255	1,998	11,470	9,360	7,246	6,514

Total hotel expenses	44,437	34,753	31,814	177,899	138,751	118,965	109,726
Property taxes, insurance and other	5,462	2,927	2,565	19,891	10,236	9,218	10,243
Depreciation and amortization	10,447	7,450	7,572	41,537	29,549	29,816	31,255
Corporate general and administrative	4,359	3,779	2,659	12,514	10,846	9,613	7,986

Total expenses	64,705	48,909	44,610	251,841	189,382	167,612	159,210

Operating income	7,716	5,177	4,002	39,680	31,806	24,379	13,620
Interest income	132	10	6	87	29	24	88
Other income	—	—	—	—	—	9,673	—
Interest expense and amortization of loan costs	(9,933)	(7,892)	(7,801)	(39,500)	(31,244)	(31,803)	(31,988)
Write-off of loan costs and exit fees	(1,971)	(1,971)	—	—	—	—	—
Unrealized loss on derivatives	(31)	(31)	—	—	—	—	(28)

Income (loss) before income taxes	(4,087)	(4,707)	(3,793)	267	591	2,273	(18,308)
Income tax expense	(876)	(619)	(1,096)	(5,268)	(4,384)	(2,636)	(628)

Net income (loss)	(4,963)	(5,326)	(4,889)	(5,001)	(3,793)	(363)	(18,936)
(Income) loss from consolidated entities attributable to noncontrolling interest	704	704	122	(752)	(752)	989	2,065
(Income) loss attributable to redeemable noncontrolling interests in operating partnership	851	—	—	1,151	—	—	—

Net income (loss) attributable to the Company	$(3,408)	$(4,622)	$(4,767)	$(4,602)	$(4,545)	$626	$(16,871)

Balance Sheet Data (at period end):							(Unaudited)
Cash		$13,706	$14,851		$20,313	$16,451	$14,411
Investment in hotel properties, net		770,158	785,109		771,936	789,170	808,322
Total assets		835,235	853,756		847,280	863,418	862,908
Total indebtedness		627,685	576,996		570,809	577,996	582,713
Total liabilities		649,934	601,873		594,902	600,376	601,369
Total equity		185,301	251,883		252,378	263,042	261,539
Total liabilities and equity		835,235	853,756		847,280	863,418	862,908
Per Share Data (unaudited):
Pro forma basic earnings per share
Pro forma diluted earnings per share
Pro forma weighted average shares outstanding—basic
Pro forma weighted average shares outstanding—diluted
Other Data:
Number of properties at period end (unaudited)	10	8	8	10	8	8	8
Adjusted EBITDA (unaudited)	$18,284	$12,122	$10,587	$76,202	$56,195	$50,187	41,517
Hotel EBITDA(1) (unaudited)	23,656	16,547	14,347	96,144	73,040	66,292	53,065
AFFO (unaudited)	8,261	4,050	2,064	34,011	22,080	17,612	10,884
Cash flows (used in) provided by:
Operating activities		$9,304	$9,444		$27,852	$15,395	$21,624
Investing activities		(5,955)	(3,562)		(11,944)	(10,281)	(22,695)
Financing activities		(9,956)	(7,482)		(12,046)	(3,074)	(4,605)

(1)

We will own the Hilton La Jolla Torrey Pines and The Capital Hilton in a joint venture. The Hotel EBITDA amounts for these hotels represent the total amounts for each hotel, not our pro rata amount based on our ownership percentage. Also, Hotel EBITDA is calculated as if the Courtyard Philadelphia Downtown was operated as all other hotels for all periods presented, rather than as a triple-net lease through December 1, 2011.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a reconciliation of Adjusted EBITDA, Hotel EBITDA and AFFO.

RISK FACTORS

You should carefully consider the following risk factors in conjunction with the other information contained in this information statement in evaluating us and our common stock. Any of the following risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, could materially and adversely affect our results of operations or financial condition.

Whenever the risk factors below state that we, our business or our properties may be “adversely affected” or “harmed” or make similar expressions, it means that our liquidity (including our ability to make distributions to our stockholders) or other financial condition, operating results or prospects could be harmed.

Risks Related to Our Business and Properties

We will be significantly influenced by the economies and other conditions in the specific markets in which we operate, particularly in the metropolitan areas where we have high concentrations of hotels.

Our initial hotels are located in the Washington DC, San Francisco, San Diego, Seattle, Dallas, Philadelphia and Tampa metropolitan areas. As a result, we are particularly susceptible to adverse market conditions in these areas, including industry downturns, relocation of businesses and any oversupply of hotel rooms or a reduction in lodging demand. Adverse economic developments in the markets in which we have a concentration of hotels, or in any of the other markets in which we operate, or any increase in hotel supply or decrease in lodging demand resulting from the local, regional or national business climate, could adversely affect us.

Our investments will be concentrated in the hotel industry, and our business would be adversely affected by an economic downturn in that sector.

All of our investments are concentrated in the hotel industry. This concentration may expose us to the risk of economic downturns in the hotel real estate sector to a greater extent than if our properties were more diversified across other sectors of the real estate industry.

The financial crisis and general economic slowdown, which began in late 2007, harmed the operating performance of the hotel industry generally. If these or similar events recur, we may be harmed by declines in occupancy, average daily room rates and/or other operating revenues.

The performance of the lodging industry has been closely linked with the performance of the general economy and, specifically, growth in the U.S. GDP. We intend to invest in hotels that are classified as luxury, upper-upscale and upscale. In an economic downturn, these types of hotels may be more susceptible to a decrease in revenue, as compared to hotels in other categories that have lower room rates. This characteristic may result from the fact that luxury, upper-upscale and upscale hotels generally target business and high-end leisure travelers. In periods of economic difficulties, business and leisure travelers may seek to reduce travel costs by limiting travel or seeking to reduce costs on their trips. Any economic recession will likely have an adverse effect on us.

We face risks related to changes in the global economic and political environment, including capital and credit markets.

Our business may be harmed by global economic conditions, which recently have been volatile. Political crises in individual countries or regions, including sovereign risk related to a deterioration in the credit worthiness or a default by local governments, has contributed to this volatility. If the global economy experiences continued volatility or significant disruptions, such disruptions or volatility could hurt the U.S. economy and our business. More specifically, in addition to experiencing reduced demand for business and leisure travel because a slow-down in the general economy, we could be harmed by disruptions resulting from tighter credit markets or by illiquidity resulting from an inability to access credit markets to obtain cash to support operations as a result of global or international developments.

Failure of the hotel industry to exhibit sustained improvement or to improve as expected may adversely affect us.

A substantial part of our business plan is based on our belief that the lodging markets in which we invest will experience improving economic fundamentals in the future, despite that fundamentals have already substantially improved over the last several years. In particular, our business strategy is dependent on our expectation that key industry performance indicators, especially RevPAR, will continue to improve. There can be no assurance as to whether or to what extent, hotel industry fundamentals will continue to improve. In the event conditions in the industry do not sustain improvement or improve as we expect, or deteriorate, we may be adversely affected.

We intend to invest in the luxury, upper-upscale and upscale segments of the lodging market, which are highly competitive and generally subject to greater volatility than most other market segments and could negatively affect our profitability.

The luxury, upper-upscale and upscale segments of the hotel business are highly competitive. Our hotel properties will compete on the basis of location, room rates, quality, amenities, service levels, reputation and reservations systems, among many factors. There are many competitors in the luxury, upper-upscale and upscale segments, and many of these competitors may have substantially greater marketing and financial resources than we have. This competition could reduce occupancy levels and room revenue at our hotels. Over-building in the lodging industry may increase the number of rooms available and may decrease occupancy and room rates. In addition, in periods of weak demand, as may occur during a general economic recession, profitability is negatively affected by the relatively high fixed costs of operating luxury, upper-upscale and upscale hotels.

Because we will depend upon our advisor and its affiliates to conduct our operations, any adverse changes in the financial condition of our advisor or its affiliates or our relationship with them could hinder our operating performance.

We depend on our advisor to manage our assets and operations. Any adverse changes in the financial condition of our advisor or its affiliates or our relationship with our advisor could hinder its ability to manage us successfully.

We depend on our advisor’s key personnel with long-standing business relationships. The loss of our advisor’s key personnel could threaten our ability to operate our business successfully.

Our future success depends, to a significant extent, upon the continued services of our advisor’s management team. In particular, the hotel industry experience of Messrs. Monty J. Bennett, Douglas A. Kessler, David A. Brooks, David J. Kimichik, Jeremy Welter, Mark L. Nunneley, Deric Eubanks and J. Robison Hays III, and the extent and nature of the relationships they have developed with hotel franchisors, operators, and owners and hotel lending and other financial institutions are critically important to the success of our business. The loss of services of one or more members of our advisor’s management team could harm our business and our prospects.

The amount of fees and incentives paid to our advisor may exceed the average of internalized expenses of our industry peers.

Pursuant to the advisory agreement between us and our advisor, we will pay our advisor a quarterly base fee as well as an annual incentive fee that will be based on our achievement of certain minimum performance thresholds. Since a portion of such fees are contingent on our performance, the fees we pay to our advisor may fluctuate over time. There may be times when the total amount of fees and incentives paid to our advisor exceeds the average of internalized expenses of our industry peers.

The prior performance of Ashford Trust is not indicative of our future performance.

We have presented information in this information statement regarding the total returns of Ashford Trust as measured by the historical price of its common stock and its dividend history and the historical financial condition and results of operations of the portfolio of hotels to be contributed to us by Ashford Trust. When considering this information you should consider that the historical results of Ashford Trust are not indicative of the future results that you should expect from us or our common stock. There are significant differences between Ashford Trust and us, and our financial condition and results of operations could vary significantly for the following reasons, among others:

•	Not all of the hotels and other assets that are owned by Ashford Trust will be contributed to us.

•	Our investment, financing and other strategies differ from those of Ashford Trust.

The operating performance of the hotels may decline and could adversely affect us. As described elsewhere in this information statement, our future results are subject to many uncertainties and other factors that could cause our financial condition and results of operations to be materially different than that of Ashford Trust.

Our business strategy depends on acquiring additional hotels on attractive terms and the failure to do so or to integrate acquisitions into our operations or otherwise manage our planned growth may adversely affect us.

We can provide no assurances that we will be successful in identifying attractive hotels that meet our investment criteria or that, once identified, we will be successful in consummating an acquisition. We face significant competition for attractive investment opportunities from other well-capitalized investors, some of which have greater financial resources and a greater access to debt and equity capital to acquire hotels than we do. This competition increases as investments in real estate become increasingly attractive relative to other forms of investment. As a result of such competition, we may be unable to acquire certain hotels that we deem attractive or the purchase price may be significantly elevated or other terms may be substantially more onerous. In addition, we expect to finance future acquisitions through a combination of borrowings under a revolving credit facility that we anticipate will be in place concurrently with, or shortly after, the completion of the separation and distribution, the use of retained cash flows, property-level debt, and offerings of equity and debt securities, which may not be available on advantageous terms, or at all. Any delay or failure on our part to identify, negotiate, finance on favorable terms, consummate and integrate such acquisitions could materially impede our growth.

In addition, we cannot assure you that we will be able to adapt our management, administrative, accounting, and operational systems, or hire and retain sufficient operational staff to integrate and manage successfully any future acquisitions of additional assets without operating disruptions or unanticipated costs. Acquisitions of any additional portfolios of properties would generate additional operating expenses for us. As we acquire additional assets, we will be subject to the operational risks associated with owning those assets. Our failure to integrate successfully any acquisitions into our portfolio could have a material adverse effect on us.

Because our board of directors and our advisor will have broad discretion to make future investments, we may make investments that result in returns that are substantially below expectations or in net operating losses.

Our board of directors and our advisor will have broad discretion, within the investment criteria established by our board of directors, to make additional investments and to determine the timing of such investments. In addition, our investment policies may be revised from time to time at the discretion of our board of directors, without a vote of our stockholders. Such discretion could result in investments with yield returns inconsistent with expectations.

Our joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on a co-venturer’s financial condition and disputes between us and our co-venturers.

We will own interests in two hotels through joint ventures. In addition, we may continue to co-invest with third parties through partnerships, joint ventures or other entities, acquiring controlling or non-controlling interests in, or sharing responsibility for, managing the affairs of a property, partnership, joint venture or other entity. We do not have sole decision-making authority regarding the two properties that we currently hold through a joint venture. Additionally, we may not be in a position to exercise sole decision-making authority regarding any future properties that we may hold in a partnership or joint venture. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt, suffer a deterioration in their financial condition or fail to fund their share of required capital contributions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, budgets, or financing, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by, or disputes with, partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers.

Hotel franchise or license requirements or the loss of a franchise could adversely affect us.

We must comply with operating standards, terms, and conditions imposed by the franchisors of the hotel brands under which our hotels operate. Franchisors periodically inspect their licensed hotels to confirm adherence to their operating standards. The failure of a hotel to maintain standards could result in the loss or cancellation of a franchise license. With respect to operational standards, we rely on our property managers to conform to such standards. Franchisors may also require us to make certain capital improvements to maintain the hotel in accordance with system standards, the cost of which can be substantial. It is possible that a franchisor could condition the continuation of a franchise based on the completion of capital improvements that our advisor or board of directors determines is not economically feasible in light of general economic conditions, the operating results or prospects of the affected hotel or other circumstances. In that event, our advisor or board of directors may elect to allow the franchise to lapse or be terminated, which could result in a termination charge as well as a change in brand franchising or operation of the hotel as an independent hotel. In addition, when the term of a franchise expires, the franchisor has no obligation to issue a new franchise.

The loss of a franchise could have a material adverse effect on the operations and/or the underlying value of the affected hotel because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor.

Our reliance on third-party property managers, including in the future, Remington, to operate our hotels and for a substantial majority of our cash flow may adversely affect us.

Because federal income tax laws restrict REITs and their subsidiaries from operating or managing hotels, third parties must operate our hotels. A REIT may lease its hotels to taxable REIT subsidiaries in which the REIT can own up to a 100% interest. A taxable REIT subsidiary (“TRS”) pays corporate-level income tax and may retain any after-tax income. A REIT must satisfy certain conditions to use the TRS structure. One of those conditions is that the TRS must hire, to manage the hotels, an “eligible independent contractor” (“EIC”) that is actively engaged in the trade or business of managing hotels for parties other than the REIT. An EIC cannot (i) own more than 35% of the REIT, (ii) be owned more than 35% by persons owning more than 35% of the REIT, or (iii) provide any income to the REIT (i.e., the EIC cannot pay fees to the REIT, and the REIT cannot own any debt or equity securities of the EIC). Accordingly, while we may lease hotels to a TRS that we own, the TRS must engage a third-party operator to manage the hotels. Thus, our ability to direct and control how our hotels are operated is less than if we were able to manage our hotels directly.

Upon completion of the separation and distribution, we will be parties to hotel management agreements with unaffiliated third-party property managers for our initial hotels. We will have also entered into a mutual exclusivity agreement with Remington contemplating Remington’s management of additional hotels we acquire in the future, including the Pier House Resort, if we exercise our option to acquire such hotel. We will not supervise any of the property managers or their respective personnel on a day-to-day basis, and we cannot assure you that the property managers will manage our properties in a manner that is consistent with their respective obligations under the applicable management agreement or our obligations under our hotel franchise agreements. We also cannot assure you that our property managers will not be negligent in their performance, will not engage in criminal or fraudulent activity, or will not otherwise default on their respective management obligations to us. If any of the foregoing occurs, our relationships with any franchisors may be damaged, we may be in breach of our franchise agreement, and we could incur liabilities resulting from loss or injury to our property or to persons at our properties. In addition, from time to time, disputes may arise between us and our third-party managers regarding their performance or compliance with the terms of the hotel management agreements, which in turn could adversely affect us. We generally will attempt to resolve any such disputes through discussions and negotiations; however, if we are unable to reach satisfactory results through discussions and negotiations, we may choose to terminate our management agreement, litigate the dispute or submit the matter to third-party dispute resolution, the expense of which may be material and the outcome of which may harm us. Any of these circumstances could adversely affect us.

Our management agreements could adversely affect our sale or financing of hotel properties.

Our management agreements do not allow us to replace hotel managers on relatively short notice or with limited cost or contain other restrictive covenants, and we may enter into additional such agreements or acquire properties subject to such agreements in the future. For example, the terms of a management agreement may restrict our ability to sell a property unless the purchaser is not a competitor of the manager, assumes the management agreement and meets other conditions. Also, the terms of a long-term management agreement encumbering our property may reduce the value of the property. When we enter into or acquire properties subject to any such management agreements, we may be precluded from taking actions in our best interest and could incur substantial expense as a result of the agreements.

All of our initial hotels operate under Marriott or Hilton brands; therefore, we are subject to risks associated with concentrating our portfolio in just two brand families.

Upon completion of the separation and distribution, all eight of our initial hotels will utilize brands owned by Marriott or Hilton. As a result, our success is dependent in part on the continued success of Marriott and Hilton and their respective brands. We believe that building brand value is critical to increase demand and build customer loyalty. Consequently, if market recognition or the positive perception of Marriott and/or Hilton is reduced or compromised, the goodwill associated with the Marriott- and Hilton-branded hotels in our portfolio may be adversely affected. Furthermore, if our relationship with Marriott or Hilton were to deteriorate as a result of disputes regarding the management of our hotels or for other reasons, Marriott and/or Hilton might terminate its current management agreements or franchise licenses with us or decline to manage or provide franchise licenses for hotels we may acquire in the future.

If we cannot obtain additional capital, our growth will be limited.

We are required to distribute to our stockholders at least 90% of our REIT taxable income, excluding net capital gains, each year to qualify and maintain our qualification as a REIT. As a result, our retained earnings available to fund acquisitions, development, or other capital expenditures are nominal. As such, we rely upon the availability of additional debt or equity capital to fund these activities. Our long-term ability to grow through acquisitions or development, which is an important strategy for us, will be limited if we cannot obtain additional financing or equity capital. Market conditions may make it difficult to obtain financing or equity capital, and we cannot assure you that we will be able to obtain additional debt or equity financing or that we will be able to obtain it on favorable terms.

We compete with other hotels for guests and face competition for acquisitions and sales of hotel properties.

The hotel business is competitive. Our hotels compete on the basis of location, room rates, quality, amenities, service levels, amenities, reputation and reservation systems, among many other factors. New hotels may be constructed and these additions to supply create new competitors, in some cases without corresponding increases in demand for hotel rooms. The result in some cases may be lower revenue, which would result in lower cash available to meet debt service obligations, operating expenses, and requisite distributions to stockholders.

We expect to compete for hotel acquisitions with entities that have similar investment objectives as we do. This competition could limit the number of suitable investment opportunities offered to us. It may also increase the bargaining power of property owners seeking to sell to us, making it more difficult for us to acquire new properties on attractive terms or on the terms contemplated in our business plan. In addition, we expect to compete to sell hotel properties. Availability of capital, the number of hotels available for sale and market conditions, all affect prices. We may not be able to sell hotel assets at our targeted price.

Some of our competitors are larger than us, may have access to greater capital, marketing, and other financial resources, may have personnel with more experience than our officers, may be able to accept higher levels of debt or otherwise may tolerate more risk than us, may have better relations with hotel franchisors, sellers, or lenders, and may have other advantages over us in conducting certain business and providing certain services.

Our cash available for distribution to stockholders may be insufficient to pay distributions at any particular levels or in amounts sufficient to maintain our REIT qualification, and we may borrow funds to make distributions.

As a REIT, we are required to distribute at least 90% of our REIT taxable income each year, excluding net capital gains, to our stockholders. However, all distributions will be authorized and determined by our board of directors in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including restrictions under applicable law, actual and projected financial condition, liquidity, EBITDA, FFO and results of operations, the revenue we actually receive from our properties, our operating expenses, our debt service requirements, our capital expenditures, prohibitions and other limitations under our financing arrangements, our REIT taxable income, the annual REIT distribution requirements and such other factors as our board deems relevant. Our ability to make distributions may be adversely affected by the risk factors described in this information statement.

In the event of downturns in our financial condition or operating results, economic conditions or otherwise, we may be unable to declare or pay distributions to our stockholders to the extent required to maintain our REIT qualification. We may be required either to fund distributions from borrowings under our anticipated revolving credit facility or to reduce our distributions. If we borrow to fund distributions, our interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been.

We may elect to pay dividends on our common stock in cash or a combination of cash and shares of securities as permitted under federal income tax laws governing REIT distribution requirements. In addition, some of our distributions may include a return of capital. To the extent that we make distributions in excess of our current and accumulated earnings and profits (as determined for federal income tax purposes), such distributions would generally be considered a return of capital for U.S. federal income tax purposes to the extent of the holder’s adjusted tax basis in its shares. A return of capital is not taxable, but it has the effect of reducing the holder’s adjusted tax basis in its investment. To the extent that distributions exceed the adjusted tax basis of a holder’s shares, they will be treated as gain from the sale or exchange of such stock.

Two of our initial hotels will be subject to ground leases; if we are found to be in breach of a ground lease or are unable to renew a ground lease, we could be materially and adversely affected.

Two of our initial hotels are on land subject to ground leases. Accordingly, we only own a long-term leasehold or similar interest in those two hotels. If we are found to be in breach of a ground lease, we could lose the right to use the hotel. In addition, unless we can purchase a fee interest in the underlying land and improvements or extend the terms of these leases before their expiration, as to which no assurance can be given, we will lose our right to operate these properties and our interest in the improvements upon expiration of the leases. Our ability to exercise any extension options relating to our ground leases is subject to the condition that we are not in default under the terms of the ground lease at the time that we exercise such options, and we can provide no assurances that we will be able to exercise any available options at such time. Furthermore, we can provide no assurances that we will be able to renew any ground lease upon its expiration. If we were to lose the right to use a hotel due to a breach or non-renewal of the ground lease, we would be unable to derive income from such hotel and would be required to purchase an interest in another hotel to attempt to replace that income, which could materially and adversely affect us.

We will not recognize any increase in the value of the land or improvements subject to our ground leases and may only receive a portion of compensation paid in any eminent domain proceeding with respect to the hotel.

Unless we purchase a fee interest in the land and improvements subject to our ground leases, we will not have any economic interest in the land or improvements at the expiration of our ground leases and therefore we will not share in any increase in value of the land or improvements beyond the term of a ground lease, notwithstanding our capital outlay to purchase our interest in the hotel or fund improvements thereon, and will lose our right to use the hotel. Furthermore, if the state or federal government seizes a hotel subject to a ground lease under its eminent domain power, we may only be entitled to a portion of any compensation awarded for the seizure.

Tax indemnification obligations that apply in the event that we exercise our option to acquire the Crystal Gateway Marriott hotel and then dispose of such hotel or reduce the debt encumbering such hotel below a specified threshold could limit our operating flexibility.

If we exercise our option to acquire the Crystal Gateway Marriott hotel and then dispose of it in a taxable transaction or reduce the debt secured by that hotel below $43.3 million prior to July 13, 2016, Ashford Trust OP will be obligated to pay certain tax liabilities of the partners of the entity that originally contributed the hotel to Ashford Trust OP, under an existing tax reporting and protection agreement. Pursuant to the terms of the Crystal Gateway option agreement, if we acquire the Crystal Gateway Marriott we will be required to indemnify Ashford Trust OP for any such tax liabilities that it is required to pay because of us.

The potential tax liability generally consists of the aggregate federal, state and local income tax liability incurred by the partners of the original contributor to Ashford Trust (using an assumed combined federal, state and local income tax rate at the then-highest applicable marginal rate for such contributor) with respect to the gain allocated to the contributor under Section 704(c) of the Code. The terms of the original agreement, and accordingly the terms of our indemnification agreement with Ashford Trust OP, require the payment of a gross up of the tax indemnity payment for the amount of income taxes due as a result of the tax indemnity payment. While the tax indemnity obligations will not contractually limit our ability to conduct our business in the way we desire, if we elect to acquire the Crystal Gateway Marriott, we are less likely to dispose of it in a taxable transaction during the indemnity period. Instead, we would either hold the property for the remainder of the indemnity period or seek to transfer the property in a tax-deferred like-kind exchange. In addition, a condemnation of the property could trigger our tax indemnification obligations.

If we were to acquire the Crystal Gateway Marriott and then immediately dispose of it in a taxable transaction following the separation and distribution, our estimated total tax indemnification obligation to Ashford Trust OP, including the gross-up payment, would be approximately $36 million. See “Certain Relationships and Related Person Transactions—Acquisition of the Initial Properties—Tax Indemnity.”

The expansion of our business into new markets outside of the United States will expose us to risks relating to owning hotels in those international markets.

As part of our business strategy, we may acquire hotels that meet our investment criteria and are located in international gateway markets. We may have difficulty managing our expansion into new geographic markets where we have limited knowledge and understanding of the local economy, an absence of business relationships in the area, or unfamiliarity with local governmental and permitting procedures and regulations. There are risks inherent in conducting business outside of the United States, which include:

•	employment laws and practices and reimbursable increased costs under our advisory agreement associated with international employees;

•

tax laws, which may provide for income or other taxes or tax rates that exceed those of the U.S. and which may provide that foreign earnings that are repatriated, directly or indirectly, are subject to dividend withholding tax requirements or other restrictions;

•	compliance with and unexpected changes in regulatory requirements or monetary policy;

•	the willingness of domestic or international lenders to provide financing and changes in the availability, cost and terms of such financing;

•	adverse changes in local, political, economic and market conditions;

•	insurance coverage related to terrorist events;

•	changes in interest rates and/or currency exchange rates;

•	regulations regarding the incurrence of debt; and

•	difficulties in complying with U.S. rules governing REITs while operating outside of the United States.

Any of these factors could affect adversely our ability to obtain all of the intended benefits of our international country expansion. If we do not effectively manage this expansion and successfully integrate the international hotels into our organization, our operating results and financial condition may be adversely affected.

Exchange rate fluctuations could affect adversely our financial results.

If we acquire hotels or conduct operations in an international jurisdiction, currency exchange rate fluctuations could adversely affect our results of operations and financial position. As a result of international operations, if any, a portion of our revenue and expenses could be generated in foreign currencies such as the Euro, the Canadian dollar and the British pound sterling. Although we may enter into foreign exchange agreements with financial institutions, obtain local currency mortgage debt and/or enter into currency exchange hedging arrangements in order to reduce our exposure to fluctuations in the value of these and other foreign currencies, these transactions, if entered into, will not eliminate that risk entirely. To the extent that we are unable to match revenue received in foreign currencies with expenses paid in the same currency, exchange rate fluctuations could have a negative impact on our results of operations and financial condition. Additionally, because our consolidated financial results are reported in U.S. dollars, if we generate revenues or earnings in other currencies, the conversion of such amounts into U.S. dollars can result in an increase or decrease in the amount of our revenues or earnings.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

Upon the completion of the distribution, we will become subject to reporting and other obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In April 2012, the Jump Start Our Business Startups Act (the “JOBS Act”) was enacted into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for “emerging growth companies,” including certain requirements relating to accounting standards and compensation disclosure. We are an “emerging growth company” as defined in the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to:

•	provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act,

•	comply with any new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies under Section 102(b)(1) of the JOBS Act,

•

comply with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer,

•	comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise,

•	provide certain disclosure regarding executive compensation, or

•	hold stockholder advisory votes on executive compensation.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company” and because we will have an extended transition period for complying with accounting standards newly issued or revised after April 5, 2012, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

We will become subject to financial reporting and other requirements for which our accounting, internal audit and other management systems and resources may not be adequately prepared and we may not be able to accurately report our financial results.

Following the separation and distribution, we will become subject to reporting and other obligations under the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act. Section 404(a) requires annual management assessments of the effectiveness of our internal controls over financial reporting. These reporting and other obligations will place significant demands on our management, administrative, operational, internal audit and accounting resources and will cause us to incur significant expenses. We may need to upgrade our systems or create new systems; implement additional financial and management controls, reporting systems and procedures; expand our internal audit function; and hire additional accounting, internal audit and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, operating results and stock price.

For as long as we are an “emerging growth company” under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b). We could be an emerging growth company for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

We are increasingly dependent on information technology, and potential cyber attacks, security problems or other disruption and expanding social media vehicles present new risks.

Our advisor and our hotel managers will rely on information technology networks and systems, including the Internet, to process, transmit and store electronic information, and to manage or support a variety of business processes, including financial transactions and records, personal identifying information, reservations, billing and operating data. Our advisor and our hotel managers may purchase some of our information technology from vendors, on whom our systems will depend, and our advisor will rely on commercially available systems, software, tools and monitoring to provide security for processing, transmission and storage of confidential operator and other customer information. We will depend upon the secure transmission of this information over public networks. Our advisor’s and hotel managers’ networks and storage applications will be subject to unauthorized access by hackers or others through cyber attacks, which are rapidly evolving and becoming increasingly sophisticated, or by other means, or may be breached due to operator error, malfeasance or other system disruptions. In some cases, it will be difficult to anticipate or immediately detect such incidents and the damage caused thereby. Any significant breakdown, invasion, destruction, interruption or leakage of our advisor’s or hotel managers’ systems could harm us.

In addition, the use of social media could cause us to suffer brand damage or information leakage. Negative posts or comments about us, our hotel managers or our hotels on any social networking website could damage our or our hotels’ reputations. In addition, employees or others might disclose non-public sensitive information relating to our business through external media channels. The continuing evolution of social media will present us with new challenges and risks.

Changes in laws, regulations, or policies may adversely affect our business.

The laws and regulations governing our business or the regulatory or enforcement environment at the federal level or in any of the states in which we operate may change at any time and may have an adverse effect on our business. For example, the Patient Protection and Affordable Care Act of 2010, as it is phased in over time, will significantly affect the administration of health care services and could significantly impact our cost of providing employees with health care insurance. We are unable to predict how this or any other future legislative or regulatory proposals or programs will be administered or implemented or in what form, or whether any additional or similar changes to statutes or regulations, including the interpretation or implementation thereof, will occur in the future. Any such action could affect us in substantial and unpredictable ways and could have an adverse effect on our results of operations and financial condition. Our inability to remain in compliance with regulatory requirements in a particular jurisdiction could have a material adverse effect on our operations in that market and on our reputation generally. No assurance can be given that applicable laws or regulations will not be amended or construed differently or that new laws and regulations will not be adopted, either of which could materially adversely affect our business, financial condition, or results of operations.

Risks Related to our Debt Financing

Increases in interest rates could increase our debt payments.

Upon completion of the separation and distribution, we expect to have approximately $627.7 million of outstanding indebtedness, including approximately $199.9 million of variable interest rate debt, and we expect to incur additional indebtedness, including additional variable-rate debt. Increases in interest rates increase our interest costs on our variable-rate debt as well as any future fixed rate debt we may incur, and interest we pay reduces our cash available for distributions. Moreover, periods of rising interest rates heighten the risks described immediately below under “—We may be unable to make required payments on our debt, and our charter and bylaws do not limit the amount of debt we may incur.”

We may be unable to make required payments on our debt, and our charter and bylaws do not limit the amount of debt we may incur.

Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur, and we are subject to risks normally associated with debt financing, including the risk that we may not be able to meet our debt service obligations or refinance our debt as it becomes due. There can be no assurance that we will be able to refinance any maturing indebtedness, that any refinancing would be on terms as favorable as the terms of the maturing indebtedness or that we will be able to otherwise obtain funds by selling assets or raising equity to repay maturing indebtedness. Although we intend to target a low-leverage capital structure and intend to limit the sum of the outstanding principal amount of our consolidated indebtedness and the liquidation preference of any outstanding preferred equity, less cash, cash equivalents and marketable securities, to not more than 5.0x EBITDA, for the 12-month period preceding the incurrence of such debt or the issuance of such preferred equity, we cannot assure you that we will be successful in achieving that target, and we may operate above our target ratio for substantial periods of time.

If we do not meet our debt service obligations, we risk the loss of some or all of our assets to foreclosure. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on the foreclosure but would not receive any cash proceeds. As a result, we may be required to identify and utilize other sources of cash for distributions to our stockholders of that income.

Our future indebtedness may be cross-collateralized and, consequently, a default on this indebtedness could cause us to lose part or all of our investment in multiple properties.

In addition, changes in economic conditions, our financial condition or operating results or prospects could:

•	result in higher interest rates on our variable-rate debt,

•	reduce the availability of debt financing generally or debt financing at favorable rates,

•	reduce cash available for distribution to stockholders,

•	increase the risk that we could be forced to liquidate assets or repay debt, or

•	create other hazardous situations for us.

Covenants, “cash trap” provisions or other terms in our mortgage loans and any future credit facility could limit our flexibility and adversely affect our financial condition or our qualification as a REIT.

Some of our loan agreements contain financial and other covenants. If we violate covenants in any debt agreements, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on attractive terms, if at all. Violations of certain debt covenants may also prohibit us from borrowing unused amounts under our lines of credit, even if repayment of some or all the borrowings is not required. In any event, financial covenants under our current or future debt obligations could impair our planned business strategies by limiting our ability to borrow beyond certain amounts or for certain purposes.

Some of our loan agreements also contain cash trap provisions triggered if the performance of our hotels decline. When these provisions are triggered, substantially all of the profit generated by our hotels is deposited directly into lockbox accounts and then swept into cash management accounts for the benefit of our various lenders. Cash is not distributed to us at any time after the cash trap provisions have been triggered until we have cured performance issues. This could affect our liquidity and our ability to make distributions to our stockholders.

Our hedging strategies may not be successful in mitigating our risks associated with interest rates and could reduce the overall returns on your investment.

We expect to use various derivative financial instruments to provide a level of protection against interest rate risks, but no hedging strategy can protect us completely. These instruments involve risks, such as the risk that the counterparties may fail to honor their obligations under these arrangements, that these arrangements may not be effective in reducing our exposure to interest rate changes and that a court could rule that such agreements are not legally enforceable. These instruments may also generate income that may not be treated as qualifying REIT income. In addition, the nature and timing of hedging transactions may influence the effectiveness of our hedging strategies. Poorly designed strategies or improperly executed transactions could actually increase our risk and losses. Moreover, hedging strategies involve transaction and other costs. We cannot assure you that our hedging strategy and the derivatives that we use will adequately offset the risk of interest rate volatility or that our hedging transactions will not result in losses that may reduce the overall return on your investment.

Risks Related to Conflicts of Interest

Our separation and distribution agreement, our advisory agreement, the mutual exclusivity agreement and other agreements entered into in connection with the separation and distribution were not negotiated on an arms-length basis, and we may pursue less vigorous enforcement of their terms because of conflicts of interest with certain of our executive officers and directors and key employees of our advisor.

Because our officers and two of our directors are also key employees of our advisor or its affiliates and have ownership interests in Ashford Trust, our separation and distribution agreement, our advisory agreement, mutual exclusivity agreement and other agreements entered into in connection with the separation and distribution were not negotiated on an arms-length basis, and we did not have the benefit of arms-length negotiations of the type normally conducted with an unaffiliated third party. As a result, the terms, including fees and other amounts payable, may not be as favorable to us as an arms-length agreement. Furthermore, we may choose not to enforce, or to enforce less vigorously, our rights under these agreements because of our desire to maintain our ongoing relationship with our advisor and Remington. For example, following the completion of the separation and distribution, we will be entitled to indemnification from Ashford Trust OP and Ashford Trust TRS in the event of breaches of certain provisions of, or misrepresentations made in, the separation and distribution agreement. (The indemnification is limited and we are not entitled to any other indemnification in connection with the separation and distribution.) We may choose not to enforce, or to enforce less vigorously, our rights under these agreements due to our ongoing relationship with our executive officers and directors.

Termination by us of our advisory agreement with our advisor without cause is difficult and costly.

The initial term of our advisory agreement with our advisor is five years from the effective date of the advisory agreement, with automatic one-year renewal terms on each anniversary date thereafter unless previously terminated. Our board will review our advisor’s performance and fees annually and, following the five-year initial term the advisory agreement may be terminated by us with 180 days’ prior notice upon the affirmative vote of at least two-thirds of our independent directors based upon a good faith finding that either: (1) there has been unsatisfactory performance by our advisor that is materially detrimental to us and our subsidiaries taken as a whole, or (2) the base fee and/or incentive fee is not fair (and our advisor does not offer to negotiate a lower fee that two-thirds of our independent directors determine is fair).

Our advisor will be paid a termination fee equal to three times the average base and incentive fees for the 24-month period immediately preceding the termination. Additionally, if there is a change of control transaction conditioned upon the termination of the advisory agreement, we will have the right to terminate the advisory agreement upon the payment of a termination fee that is calculated based on the net earnings of the advisor attributable to the advisory agreement for the preceding 12 months and the average of the weighted average EBITDA multiple for Ashford Trust’s common stock (or advisor’s common stock if at the time of termination advisor’s stock is publicly traded separate from the common stock of Ashford Trust) for each of the three fiscal years preceding the termination, plus a gross-up amount for assumed federal and state tax liability, based on an assumed tax rate of 40%. The termination fee may make it more difficult for us to terminate our advisory agreement. These provisions increase the cost to us of terminating our advisory agreement, thereby adversely affecting our ability to terminate our advisor without cause.

Our advisor is owned by Ashford Trust and may be able to direct attractive investment opportunities to Ashford Trust and away from us.

Our advisor is a subsidiary of Ashford Trust, a publicly-traded hotel REIT, with investment objectives that are similar to ours. Each of our executive officers and two of our directors also serve as key employees and as officers of our advisor and Ashford Trust, and will continue to do so. Furthermore, Mr. Monty J. Bennett, our chief executive officer and chairman, is also the chief executive officer and chairman of Ashford Trust. Our advisory agreement requires our advisor to present investments that satisfy our investment guidelines to us before presenting them to Ashford Trust or any future client of our advisor. However, some portfolio investment opportunities may include hotels that satisfy our investment objectives as well as hotels that satisfy the investment objectives of Ashford Trust or other entities advised by Ashford Advisor. If the portfolio cannot be equitably divided, our advisor will necessarily have to make a determination as to which entity will be presented with the opportunity. In such a circumstance, our advisory agreement requires our advisor to allocate portfolio investment opportunities between us and Ashford Trust or other entities advised by Ashford Advisor in a fair and equitable manner, consistent with our, Ashford Trust’s and such other entities’ investment objectives. In making this determination, our advisor, using substantial discretion, will consider the investment strategy and guidelines of each entity with respect to acquisition of properties, portfolio concentrations, tax consequences, regulatory restrictions, liquidity requirements and other factors deemed appropriate. In making the allocation determination, our advisor has no obligation to make any such investment opportunity available to us. Further, Ashford Advisor and Ashford Trust have agreed that any new investment opportunities that satisfy our investment guidelines will be presented to our board of directors; however, our board will have only ten business days to make a determination with respect to such opportunity prior to it being available to Ashford Trust. The above mentioned dual responsibilities may create conflicts of interest for our officers which could result in decisions or allocations of investments that may benefit one entity more than the other.

Our advisor and its key employees, who are our executive officers, face competing demands relating to their time and this may adversely affect our operations.

We rely on our advisor and its employees for the day-to-day operation of our business. Our advisor is owned by Ashford Trust, and each of the key employees of our advisor are executive officers of Ashford Trust. Because our advisor’s key employees have duties to Ashford Trust as well as to our company, we do not have their undivided attention and they face conflicts in allocating their time and resources between our company and Ashford Trust. Our advisor may also manage other entities in the future. During turbulent market conditions or other times when we need focused support and assistance from our advisor, other entities for which our advisor also acts as an external advisor or Ashford Trust will likewise require greater focus and attention, placing competing high levels of demand on the limited time and resources of our advisor’s key employees. We may not receive the necessary support and assistance we require or would otherwise receive if we were internally managed by persons working exclusively for us.

We must pay a minimum advisory fee to our advisor regardless of our performance.

Our advisor is entitled to receive a quarterly base fee from us that is based on our total enterprise value (as defined in our advisory agreement), regardless of the performance of our portfolio. Our advisor’s entitlement to nonperformance-based compensation might reduce its incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio.

Conflicts of interest with Remington could result in our hotel-level management acting other than in our stockholders’ best interest.

We expect Remington will manage hotels we own following the separation and distribution, including the Pier House Resort if we exercise our option to acquire that hotel. Conflicts of interest in general and specifically relating to Remington may lead to management decisions that are not in the stockholders’ best interest. Our chief executive officer and chairman, Mr. Monty J. Bennett, serves as the chief executive officer of Remington. Mr. Monty J. Bennett and his father, Mr. Archie Bennett, Jr., beneficially own 100% of Remington.

We have entered into a mutual exclusivity agreement with Remington. To the extent we have the right or control the right to direct such matters, the exclusivity agreement requires us to engage Remington to provide certain project management and development services for our initial properties and to engage Remington to provide property management, project management and development services for all future properties that we acquire, unless our independent directors either (i) unanimously vote not to hire Remington, or (ii) based on special circumstances or past performance, by a majority vote, elect not to engage Remington because they have determined, in their reasonable business judgment, that it would be in our best interest not to engage Remington or that another manager or developer could perform the duties materially better. As one of the two beneficial owners of Remington, which would receive any development, management, and management termination fees payable by us under the master management agreement, Mr. Monty J. Bennett may influence our decisions to sell, acquire, or develop hotels when it is not in the best interest of our stockholders to do so. In addition, to the extent Remington manages future properties that we acquire, we have agreed to a master hotel management agreement with Remington. See “Certain Agreements—Remington Master Management Agreement.”

Mr. Monty J. Bennett’s ownership interests in and management obligations to Remington present him with conflicts of interest in making management decisions related to the commercial arrangements between us and Remington, and his management obligations to Remington reduce the time and effort he spends managing our company. Our board of directors has adopted a policy that requires all material approvals, actions or decisions which we have the right to make under the master management agreement with Remington be approved by a majority or, in certain circumstances, all of our independent directors. However, given the authority and/or operational latitude to Remington under the master hotel management agreement to which we will become a party, Mr. Monty J. Bennett, as the chief executive officer of Remington, could take actions or make decisions that are not in the stockholders’ best interest or that are otherwise inconsistent with his obligations under the master management agreement or our obligations under the applicable franchise agreements.

Remington’s ability to exercise significant influence over the determination of the competitive set for any hotels managed by Remington could artificially enhance the perception of the performance of a hotel, making it more difficult to use managers other than Remington for future properties.

Our mutual exclusivity agreement with Remington requires us to engage Remington to manage all future properties that we acquire, to the extent we have the right or control the right to direct such matters, unless our independent directors either (i) unanimously vote not to hire Remington or (ii) based on special circumstances or past performance, by a majority vote, elect not to engage Remington because they have determined, in their reasonable business judgment, that it would be in our best interest not to engage Remington or that another manager could perform the duties materially better. Under our master management agreement with Remington, we have the right to terminate Remington based on the performance of the applicable hotel. The determination of performance is based on the applicable hotel’s RevPAR penetration index, which provides the relative revenue per room generated by a specified property as compared to its competitive set. For each hotel managed by Remington, its competitive set will consist of a small group of hotels in the relevant market that we and Remington believe are comparable for purposes of benchmarking the performance of such hotel. Remington will have significant influence over the determination of the competitive set for any of our hotels managed by Remington, and as such could artificially enhance the perception of the performance of a hotel by selecting a competitive set that is not performing well or is not comparable to the Remington-managed hotel, thereby making it more difficult for us to elect not to use Remington for future hotel management.

Under the terms of our mutual exclusivity agreement with Remington, Remington may be able to pursue lodging investment opportunities that compete with us.

Pursuant to the terms of our mutual exclusivity agreement with Remington, if investment opportunities that satisfy our investment criteria are identified by Remington or its affiliates, Remington will give us a written notice and description of the investment opportunity. We will have 10 business days to either accept or reject the investment opportunity. If we reject the opportunity, Remington may then pursue such investment opportunity, subject to a right of first refusal in favor of Ashford Trust pursuant to an existing agreement between Ashford Trust and Remington, on materially the same terms and conditions as offered to us. If we were to reject such an investment opportunity, either Ashford Trust or Remington, could pursue the opportunity and compete with us. In such a case, Mr. Monty J. Bennett, our chief executive officer and chairman, in his capacity as chairman and chief executive officer of Ashford Trust or as chief executive officer of Remington could be in a position of directly competing with us.

Our fiduciary duties as the general partner of our operating partnership could create conflicts of interest, which may impede business decisions that could benefit our stockholders.

After the separation and distribution, we, as the general partner of our operating partnership, will have fiduciary duties to the other limited partners in our operating partnership, the discharge of which may conflict with the interests of our stockholders. The limited partners of our operating partnership have agreed that, in the event of a conflict in the fiduciary duties owed by us to our stockholders and, in our capacity as general partner of our operating partnership, to such limited partners, we are under no obligation to give priority to the interests of such limited partners. In addition, those persons holding common units will have the right to vote on certain amendments to the operating partnership agreement (which require approval by a majority in interest of the limited partners, including us) and individually to approve certain amendments that would adversely affect their rights. These voting rights may be exercised in a manner that conflicts with the interests of our stockholders. For example, we are unable to modify the rights of limited partners to receive distributions as set forth in the operating partnership agreement in a manner that adversely affects their rights without their consent, even though such modification might be in the best interest of our stockholders.

In addition, conflicts may arise when the interests of our stockholders and the limited partners of our operating partnership diverge, particularly in circumstances in which there may be an adverse tax consequence to the limited partners. Tax consequences to holders of common units upon a sale or refinancing of our properties may cause the interests of Ashford Trust or the key employees of our advisor (who are executive officers of Ashford Trust and have ownership interests in Ashford Trust) to differ from our stockholders. As a result of unrealized built-in gain attributable to contributed property at the time of contribution, some holders of common units, including Ashford Trust, may suffer different and more adverse tax consequences than holders of our common stock upon the sale or refinancing of the properties owned by our operating partnership, including disproportionately greater allocations of items of taxable income and gain upon a realization event. As those holders will not receive a correspondingly greater distribution of cash proceeds, they may have different objectives regarding the appropriate pricing, timing and other material terms of any sale or refinancing of certain properties, or whether to sell or refinance such properties at all. As a result, our advisor, which is owned by Ashford Trust, may cause us to sell, not sell or refinance certain properties, even if such actions or inactions might be financially advantageous to our stockholders, or to enter into tax deferred exchanges with the proceeds of such sales when such a reinvestment might not otherwise be in our best interest.

The conflicts of interest policy we will adopt may not adequately address all of the conflicts of interest that may arise with respect to our activities.

In order to avoid any actual or perceived conflicts of interest with our directors or officers or our advisor’s employees, we intend to adopt a conflicts of interest policy to address specifically some of the conflicts relating to our activities. Although under this policy the approval of a majority of our disinterested directors will be required to approve any transaction, agreement or relationship in which any of our directors or officers, our advisor or its employees or Ashford Trust has an interest, there is no assurance that this policy will be adequate to address all of the conflicts that may arise or will address such conflicts in a manner that is favorable to us. In addition, our current board of directors consists only of Messrs. Bennett and Kessler, and as a result, the transactions and agreements entered into in connection with our formation prior to the separation and distribution have not been approved by any independent or disinterested directors.

Risks Related to Hotel Investments

We are subject to general risks associated with operating hotels.

We plan to own hotel properties, which have different economic characteristics than many other real estate assets and a hotel REIT is structured differently than many other types of REITs. A typical office property, for example, has long-term leases with third-party tenants, which provides a relatively stable long-term stream of revenue. Hotels, on the other hand, generate revenue from guests that typically stay at the hotel for only a few nights, which causes the room rate and occupancy levels at each of our hotels to change every day, and results in earnings that can be highly volatile.

In addition, our hotels are subject to various operating risks common to the hotel industry, many of which are beyond our control, including, among others, the following:

•	competition from other hotel properties in our markets;

•	over-building of hotels in our markets, which results in increased supply and adversely affects occupancy and revenues at our hotels;

•	dependence on business and commercial travelers and tourism;

•	increases in operating costs due to inflation, increased energy costs and other factors that may not be offset by increased room rates;

•	changes in interest rates and in the availability, cost and terms of debt financing;

•	increases in assessed property taxes from changes in valuation or real estate tax rates;

•	increases in the cost of property insurance;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

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unforeseen events beyond our control, such as terrorist attacks, travel related health concerns which could reduce travel, including pandemics and epidemics such as H1N1 influenza (swine flu), avian bird flu and SARS, imposition of taxes or surcharges by regulatory authorities, travel-related accidents, travel infrastructure interruptions and unusual weather patterns, including natural disasters such as hurricanes, tsunamis or earthquakes;

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adverse effects of international, national, regional and local economic and market conditions and increases in energy costs or labor costs and other expenses affecting travel, which may affect travel patterns and reduce the number of business and commercial travelers and tourists;

•	adverse effects of a downturn in the lodging industry; and

•	risks generally associated with the ownership of hotel properties and real estate, as we discuss in more detail below.

These factors could adversely affect our hotel revenues and expenses, which in turn could adversely affect our financial condition, results of operations, the market price of our common stock and our ability to make distributions to our stockholders.

We may have to make significant capital expenditures to maintain our hotel properties, and any development activities we undertake may be more costly than we anticipate.

Our hotels will have an ongoing need for renovations and other capital improvements, including replacements, from time to time, of furniture, fixtures, and equipment. Managers or franchisors of our hotels also will require periodic capital improvements pursuant to the management agreements or as a condition of maintaining franchise licenses. Generally, we are responsible for the cost of these capital improvements. As part of our long-term growth strategy, we may also develop hotels. Hotel renovation and development involves substantial risks, including:

•	construction cost overruns and delays;

•	the disruption of operations and displacement of revenue at operating hotels, including revenue lost while rooms, restaurants or meeting space under renovation are out of service;

•	the cost of funding renovations or developments and inability to obtain financing on attractive terms;

•	the return on our investment in these capital improvements or developments failing to meet expectations;

•	inability to obtain all necessary zoning, land use, building, occupancy, and construction permits;

•	loss of substantial investment in a development project if a project is abandoned before completion;

•	environmental problems; and

•	disputes with franchisors or property managers regarding compliance with relevant franchise agreements or management agreements.

If we have insufficient cash flow from operations to fund needed capital expenditures, then we will need to borrow or access equity to fund future capital improvements.

The hotel business is seasonal, which will affect our results of operations from quarter to quarter.

The hotel industry is seasonal in nature. This seasonality can cause quarterly fluctuations in our financial condition and operating results, including in any distributions on common stock. Our quarterly operating results may be adversely affected by factors outside our control, including weather conditions and poor economic factors in certain markets in which we operate. We can provide no assurances that our cash flows will be sufficient to offset any shortfalls that occur as a result of these fluctuations. As a result, we may have to reduce distributions or enter into short-term borrowings in certain quarters in order to make distributions to our stockholders, and we can provide no assurances that such borrowings will be available on favorable terms, if at all.

The cyclical nature of the lodging industry may cause fluctuations in our operating performance, which could have a material adverse effect on us.

The lodging industry historically has been highly cyclical in nature. Fluctuations in lodging demand and, therefore, hotel operating performance, are caused largely by general economic and local market conditions, which subsequently affect levels of business and leisure travel. In addition to general economic conditions, new hotel room supply is an important factor that can affect the lodging industry’s performance, and overbuilding has the potential to further exacerbate the negative impact of an economic recession. Room rates and occupancy, and thus RevPAR, tend to increase when demand growth exceeds supply growth. We can provide no assurances regarding whether, or the extent to which, lodging demand will rebound or whether any such rebound will be sustained. An adverse change in lodging fundamentals could result in returns that are substantially below our expectations or result in losses, which could have a material adverse effect on us.

Many real estate costs are fixed, even if revenue from our hotels decreases.

Many costs, such as real estate taxes, insurance premiums and maintenance costs, generally are not reduced even when a hotel is not fully occupied, room rates decrease or other circumstances cause a reduction in revenues. In addition, newly acquired or renovated hotels may not produce the revenues we anticipate immediately, or at all, and the hotel’s operating cash flow may be insufficient to pay the operating expenses and debt service associated with these new hotels. If we are unable to offset real estate costs with sufficient revenues across our portfolio, we may be adversely affected.

The increasing use of Internet travel intermediaries by consumers may adversely affect our profitability.

Some of our hotel rooms will be booked through Internet travel intermediaries, including, but not limited to, Travelocity.com, Expedia.com and Priceline.com. As Internet bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from our management companies. Moreover, some of these Internet travel intermediaries are attempting to offer hotel rooms as a commodity, by increasing the importance of price and general indicators of quality (such as “three-star downtown hotel”) at the expense of brand identification. These intermediaries hope that consumers will eventually develop brand loyalties to their reservations system rather than to the brands under which our properties are franchised. Although most of the business for our hotels is expected to be derived from traditional channels, if the amount of sales made through Internet intermediaries increases significantly, room revenues may be lower than expected, and we may be adversely affected.

We may be adversely affected by increased use of business-related technology, which may reduce the need for business-related travel.

The increased use of teleconference and video-conference technology by businesses could result in decreased business travel as companies increase the use of technologies that allow multiple parties from different locations to participate at meetings without traveling to a centralized meeting location. To the extent that such technologies play an increased role in day-to-day business and the necessity for business-related travel decreases, hotel room demand may decrease and we may be adversely affected.

Future terrorist attacks or changes in terror alert levels could materially and adversely affect us.

Previous terrorist attacks and subsequent terrorist alerts have adversely affected the U.S. travel and hospitality industries since 2001, often disproportionately to the effect on the overall economy. The extent of the impact that actual or threatened terrorist attacks in the U.S. or elsewhere could have on domestic and international travel and our business in particular cannot be determined, but any such attacks or the threat of such attacks could have a material adverse effect on travel and hotel demand, our ability to finance our business and our ability to insure our hotels, which could materially and adversely affect us.

We are subject to risks associated with the employment of hotel personnel, particularly with hotels that employ unionized labor.

Our third-party managers will be responsible for hiring and maintaining the labor force at each of our hotels. Although we will not directly employ or manage employees at our hotels, we still are subject to many of the costs and risks generally associated with the hotel labor force, particularly those hotels with unionized labor. From time to time, hotel operations may be disrupted as a result of strikes, lockouts, public demonstrations or other negative actions and publicity. We also may incur increased legal costs and indirect labor costs as a result of contract disputes or other events. The resolution of labor disputes or re-negotiated labor contracts could lead to increased labor costs, either by increases in wages or benefits or by changes in work rules that raise hotel operating costs. We do not have the ability to affect the outcome of these negotiations.

Risks Related to the Real Estate Industry

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our hotel properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to sell promptly one or more hotel properties for reasonable prices in response to changing economic, financial, and investment conditions is limited.

The real estate market is affected by many factors that are beyond our control, including:

•	adverse changes in international, national, regional and local economic and market conditions;

•	changes in interest rates and in the availability, cost, and terms of debt financing;

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changes in governmental laws and regulations, fiscal policies, and zoning and other ordinances, and the related costs of compliance with laws and regulations, fiscal policies and zoning and other ordinances;

•	the ongoing need for capital improvements, particularly in older structures;

•	changes in operating expenses; and

•	civil unrest, acts of war or terrorism, and acts of God, including earthquakes, floods and other natural disasters, which may result in uninsured and underinsured losses.

We may decide to sell hotel properties in the future. We cannot predict whether we will be able to sell any hotel property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a hotel property.

We may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements. In acquiring a hotel property, we may agree to lock-out provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These and other factors could impede our ability to respond to adverse changes in the performance of our hotel properties or a need for liquidity.

Increases in property taxes would increase our operating costs, reduce our income and adversely affect our ability to make distributions to our stockholders.

Each of our hotel properties will be subject to real and personal property taxes. These taxes may increase as tax rates change and as the properties are assessed or reassessed by taxing authorities. If property taxes increase, our financial condition, results of operations and our ability to make distributions to our stockholders could be materially and adversely affected and the market price of our common stock could decline.

The costs of compliance with or liabilities under environmental laws may harm our operating results.

Operating expenses at our hotels could be higher than anticipated due to the cost of complying with existing or future environmental laws and regulations. In addition, our hotel properties may be subject to environmental liabilities. An owner of real property can face liability for environmental contamination created by the presence or discharge of hazardous substances on the property. We may face liability regardless of:

•	our knowledge of the contamination;

•	the timing of the contamination;

•	the cause of the contamination; or

•	the party responsible for the contamination.

There may be environmental problems associated with our hotel properties of which we are unaware. Some of our hotel properties use, or may have used in the past, underground tanks for the storage of petroleum-based or waste products that could create a potential for release of hazardous substances. If environmental contamination exists on a hotel property, we could become subject to strict, joint and several liabilities for the contamination if we own the property.

The presence of hazardous substances on a property may adversely affect our ability to sell the property on favorable terms or at all, and we may incur substantial remediation costs. The discovery of material environmental liabilities at our properties could subject us to unanticipated significant costs.

We generally will have environmental insurance policies on each of our properties, and we intend to obtain environmental insurance for any other properties that we may acquire. However, if environmental liabilities are discovered during the underwriting of the insurance policies for any property that we may acquire in the future, we may be unable to obtain insurance coverage for the liabilities at commercially reasonable rates or at all, and we may experience losses.

Numerous treaties, laws and regulations have been enacted to regulate or limit carbon emissions. Changes in the regulations and legislation relating to climate change, and complying with such laws and regulations, may require us to make significant investments in our hotels and could result in increased energy costs at our properties.

Our properties may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. Some of the properties in our portfolio may contain microbial matter such as mold and mildew. As a result, the presence of significant mold at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property. In addition, the presence of significant mold could expose us to liability from hotel guests, hotel employees, and others if property damage or health concerns arise.

Compliance with the Americans with Disabilities Act and fire, safety, and other regulations may require us to incur substantial costs.

All of our properties are required to comply with the Americans with Disabilities Act of 1990, as amended (the “ADA”). The ADA requires that “public accommodations,” such as hotels, be made accessible to people with disabilities. Compliance with the ADA’s requirements could require removal of access barriers and non-compliance could result in imposition of fines by the U.S. government or an award of damages to private litigants, or both. In addition, we are required to operate our properties in compliance with fire and safety regulations, building codes, and other land use regulations as they may be adopted by governmental agencies and bodies and become applicable to our properties. Any requirement to make substantial modifications to our hotel properties, whether to comply with the ADA or other changes in governmental rules and regulations, could be costly.

Compliance with international laws and regulations may requires us to incur substantial costs.

In addition, the operations of our international properties, if any, will be subject to a variety of U.S. and international laws and regulations, including the United States Foreign Corrupt Practices Act (“FCPA”). Before we invest in international markets, we will adopt policies and procedures designed to promote compliance with the FCPA and other anti-corruption laws, but we cannot assure you that we will continue to be found to be operating in compliance with, or be able to detect violations of, any such laws or regulations. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international properties might be subject and the manner in which existing laws might be administered or interpreted.

We may experience uninsured or underinsured losses.

We intend to maintain property and casualty insurance with respect to our hotel properties and other insurance, in each case, with loss limits and coverage thresholds deemed reasonable by our management team (and with the intent to satisfy the requirements of lenders and franchisors). In doing so, we expect to make decisions with respect to what deductibles, policy limits, and terms are reasonable based on management’s experience, our risk profile, the loss history of our property managers and our properties, the nature of our properties and our businesses, our loss prevention efforts, and the cost of insurance.

Various types of catastrophic losses may not be insurable or may not be economically insurable. In the event of a substantial loss, our insurance coverage may not cover the full current market value or replacement cost of our lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and other factors might cause insurance proceeds to be insufficient to fully replace or renovate a hotel after it has been damaged or destroyed. Accordingly, there can be no assurance that:

•	the insurance coverage thresholds that we have obtained will fully protect us against insurable losses (i.e., losses may exceed coverage limits);

•	we will not incur large deductibles that will adversely affect our earnings;

•	we will not incur losses from risks that are not insurable or that are not economically insurable; or

•	current coverage thresholds will continue to be available at reasonable rates.

In the future, we may choose not to maintain terrorism insurance on any of our properties. As a result, one or more large uninsured or underinsured losses could have a material adverse effect on us.

Each of our current lenders requires us to maintain certain insurance coverage thresholds, and we anticipate that future lenders will have similar requirements. We believe that we have complied with the insurance maintenance requirements under the current governing loan documents and we intend to comply with any such requirements in any future loan documents. However, a lender may disagree, in which case the lender could obtain additional coverage thresholds and seek payment from us, or declare us in default under the loan documents. In the former case, we could spend more for insurance than we otherwise deem reasonable or necessary or, in the latter case, subject us to a foreclosure on hotels collateralizing one or more loans. In addition, a material casualty to one or more hotels collateralizing loans may result in the insurance company applying to the outstanding loan balance insurance proceeds that otherwise would be available to repair the damage caused by the casualty, which would require us to fund the repairs through other sources, or the lender foreclosing on the hotels if there is a material loss that is not insured.

Risks Related to Our Organization and Structure

Our charter, the partnership agreement of our operating partnership and Maryland law contain provisions that may delay or prevent a change of control transaction.

Our charter contains 9.8% ownership limits. For the purpose of preserving our REIT qualification, our charter prohibits direct or constructive ownership by any person of more than:

•	9.8% of the lesser of the total number or value of the outstanding shares of our common stock, or

•	9.8% of the lesser of the total number or value of the outstanding shares of any class or series of our preferred stock or any other stock of our company,

unless our board of directors grants a waiver.

Our charter’s constructive ownership rules are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of our common stock by an individual or entity could nevertheless cause that individual or entity to own constructively in excess of 9.8% of the outstanding common stock, and thus be subject to our charter’s ownership limit. Any attempt to own or transfer shares of our common stock in excess of the ownership limit without the consent of our board of directors will be void, and could result in the shares being automatically transferred to a charitable trust.

Our board of directors may create and issue a class or series of preferred stock without stockholder approval.

Our charter authorizes our board of directors to issue preferred stock in one or more classes and to establish the preferences and rights of any class of preferred stock issued. These actions can be taken without soliciting stockholder approval. Our preferred stock issuances could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our stockholders’ best interests.

Certain provisions in the partnership agreement for our operating partnership may delay or prevent unsolicited acquisitions of us.

Provisions in the partnership agreement for our operating partnership may delay or make more difficult unsolicited acquisitions of us or changes in our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions include, among others:

•	redemption rights of qualifying parties;

•	transfer restrictions on our common units;

•	the ability of the general partner in some cases to amend the partnership agreement without the consent of the limited partners; and

•	the right of the limited partners to consent to transfers of the general partnership interest and mergers under specified circumstances.

Certain provisions of Maryland law could inhibit changes in control.

Certain provisions of the Maryland General Corporation Law (“MGCL”) may have the effect of inhibiting a third party from making a proposal to acquire us or impeding a change of control under circumstances that otherwise could provide our stockholders with the opportunity to realize a premium over the then-prevailing market price of our common stock, including:

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“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter impose special appraisal rights and special stockholder voting requirements on these combinations; and

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“control share” provisions that provide that “control shares” of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

We have elected to opt out of these provisions of the MGCL pursuant to provisions in our charter. We may, only upon the recommendation by our board of directors and approval of a majority of our stockholders, by amendment to our charter, amend or repeal the foregoing opt-out from the business combination and control share provision of the MGCL. Any amendment related to our opt-out from the business combination provision of the MGCL may not be effective until 18 months after the stockholder vote and may not apply to any business combination involving us and an interested stockholder (or an affiliate) who became an interested stockholder on or before the date of the vote.

Additionally, Title 3, Subtitle 8 of the MGCL permits our board of directors, without stockholder approval, to implement certain takeover defenses, some of which (for example, a classified board) we do not currently have. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for our company or of delaying, deterring or preventing a charge in control of our company under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-current market price.

Our charter, bylaws, the partnership agreement for our operating partnership and Maryland law contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders. See “Material Provisions of Maryland Law and of Our Charter and Bylaws—The Board of Directors,” “—Business Combinations,” “—Control Share Acquisitions,” “—Maryland Unsolicited Takeovers Act,” “—Advance Notice of Director Nominations and New Business” and “Partnership Agreement.”

Future offerings of debt securities, which would be senior to our common stock upon liquidation, and future offerings of equity securities, which would dilute our existing stockholders and may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt or equity securities, including commercial paper, medium-term notes, senior or subordinated notes, convertible securities, and classes of preferred stock or common stock or classes of preferred units. Upon liquidation, holders of our debt securities and preferred stock or preferred units and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Preferred stock and preferred units, if issued, could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability to make a distribution to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our securities and diluting their securities holdings in us.

An increase in market interest rates may have an adverse effect on the market price of our securities.

A factor investors may consider in deciding whether to buy or sell our securities is our dividend rate as a percentage of our share or unit price relative to market interest rates. If market interest rates increase, prospective investors may desire a higher dividend or interest rate on our securities or seek securities paying higher dividends or interest. The market price of our securities is likely based on the earnings and return that we derive from our investments, income with respect to our properties, and our related distributions to stockholders and not from the market value or underlying appraised value of the properties or investments themselves. As a result, interest rate fluctuations and capital market conditions can affect the market price of our securities. For instance, if interest rates rise without an increase in our dividend rate, the market price of our common or preferred stock could decrease because potential investors may require a higher dividend yield on our common or preferred stock as market rates on interest-bearing securities, such as bonds, rise.

Our board of directors can take many actions without stockholder approval.

Our board of directors has overall authority to oversee our operations and determine our major corporate policies. This authority includes significant flexibility. For example, our board of directors can do the following:

•	terminate our advisor under certain conditions pursuant to advisory agreement;

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amend or revise at any time and from time to time our investment, financing, borrowing and dividend policies and our policies with respect to all other activities, including growth, debt, capitalization and operations;

•	amend our policies with respect to conflicts of interest provided that such changes are consistent with applicable legal requirements;

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within the limits provided in our charter, prevent the ownership, transfer and/or accumulation of shares in order to protect our status as a REIT or for any other reason deemed to be in the best interests of us and our stockholders;

•	issue additional shares without obtaining stockholder approval, which could dilute the ownership of our then-current stockholders;

•	amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series, without obtaining stockholder approval;

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classify or reclassify any unissued shares of our common stock or preferred stock and set the preferences, rights and other terms of such classified or reclassified shares, without obtaining stockholder approval;

•	employ and compensate affiliates;

•	direct our resources toward investments that do not ultimately appreciate over time; and

•	determine that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Any of these actions could increase our operating expenses, impact our ability to make distributions or reduce the value of our assets without giving you, as a stockholder, the right to vote.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter eliminates our directors’ and officers’ liability to us and our stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our charter requires us to indemnify our directors and officers to the maximum extent permitted by Maryland law for liability actually incurred in connection with any proceeding to which they may be made, or threatened to be made, a party, except to the extent that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was either committed in bad faith or was the result of active and deliberate dishonesty, the director or officer actually received an improper personal benefit in money, property or services, or, in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our directors and officers.

Risks Related to the Separation

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from Ashford Trust.

We may not be able to achieve the full strategic and financial benefits that we expect will result from our separation from Ashford Trust or such benefits may be delayed or may not occur at all. For example, there can be no assurance that analysts and investors will place a greater value on our company as a stand-alone REIT than on our businesses being a part of Ashford Trust.

The distribution of our common stock will not qualify for tax-free treatment and may be taxable to you as a dividend, however the tax impact will not be able to be calculated until after the end of the 2013 calendar year.

The distribution of our common stock will not qualify for tax-free treatment. An amount equal to the fair market value of our common stock received by you, including any fractional shares deemed to be received, on the distribution date will be treated as a taxable dividend to the extent of your share of any current or accumulated earnings and profits of Ashford Trust for the year of the distribution, with the excess treated first as a non-taxable return of capital to the extent of your adjusted tax basis in your Ashford Trust common stock and then as capital gain. The distribution will not include a distribution of cash, except for cash in lieu of fractional shares, and thus you will have to obtain cash from other sources to pay the income tax on this income. In addition, Ashford Trust or other applicable withholding agents may be required or permitted to withhold at the applicable rate on all or a portion of the distribution payable to non-U.S. stockholders, and any such withholding would be satisfied by Ashford Trust or such agent withholding by selling a portion of our stock otherwise distributable to non-U.S. stockholders. Such non-U.S. stockholders may bear brokerage fees or other costs from this withholding procedure. Your adjusted tax basis in shares of Ashford Trust held at the time of the distribution will be reduced (but not below zero) to the extent the fair market value of our shares distributed by Ashford Trust to you in the distribution exceeds your share of Ashford Trust’s current and accumulated earnings and profits. Your holding period for such Ashford Trust shares will not be affected by the distribution. Ashford Trust will not be able to advise stockholders of the amount of earnings and profits of Ashford Trust until after the end of the 2013 calendar year.

Although Ashford Trust will be ascribing a value to our shares in the distribution for tax purposes, this valuation is not binding on the Internal Revenue Service (the “IRS”) or any other taxing authority. These taxing authorities could ascribe a higher valuation to our shares, particularly if our stock trades at prices significantly above the value ascribed to our shares by Ashford Trust in the period following the distribution. Such a higher valuation may cause a larger reduction in the tax basis of your Ashford Trust shares or may cause you to recognize additional dividend or capital gain income. You are urged to consult your tax advisor as to the particular tax consequences of the distribution to you.

Securities eligible for future sale, including the 20% of our company that Ashford Trust OP will own on a fully diluted basis, may adversely affect the market price of our securities.

We cannot predict the effect, if any, of future sales of securities, or the availability of securities for future sales, on the market price of our outstanding securities. The shares of our common stock that Ashford Trust intends to distribute to its stockholders generally may be sold immediately in the public market. Although we have no actual knowledge of any plan or intention on the part of any 5% or greater stockholder to sell our common stock following the distribution, it is possible that some Ashford Trust stockholders, including possibly some of our large stockholders, will sell our common stock received in the distribution. In addition, Ashford Trust stockholders may sell our stock because our business profile or market capitalization as an independent company does not fit their investment objectives or because our common stock is not included in certain indices after the distribution. Sales of substantial amounts of shares of our common stock in the public market, or upon exchange of the                      common units to be owned by Ashford Trust OP or others, or speculation that such sales might occur, could adversely affect the market price of our common stock. The exchange of common units for common stock, the exercise of any stock options or the vesting of any restricted stock granted under the 2013 Equity Incentive Plan and the Advisor Equity Incentive Plan, the issuance of our common stock or common units in connection with property, portfolio or business acquisitions and other issuances of our common stock or common units could adversely affect the market price of our common stock. Upon completion of the separation and distributions, Ashford Trust OP will own common units constituting 20% of our company on a fully diluted basis, and will be party to an agreement that provides for registration rights with respect to shares that may be issued upon redemption of the units. So long as Ashford Trust OP or Ashford Trust retains significant ownership in us, the market price of our common stock may be adversely affected. Moreover, the existence of shares of our common stock reserved for issuance as restricted shares or upon exchange of options or common units may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. Any future sales by us of our common stock or securities convertible into common stock may be dilutive to existing stockholders.

There are no established trading markets for our common stock and broad market fluctuations could negatively impact the market price of our stock.

Currently, there is no established trading market for our common stock. We intend to apply to list our shares of common stock on the NYSE under the symbol “AHP,” to be effective upon completion of the separation and distribution. We cannot assure you that our listing application will be accepted or that, if accepted, an active trading market for our common stock will develop after the separation and distribution or if one does develop, that it will be sustained.

Even if an active trading market develops, the market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could affect our stock price or result in fluctuations in the price or trading volume of our common stock include:

•	actual or anticipated variations in our quarterly operating results;

•	changes in our operations or earnings estimates or publication of research reports about us or the industry;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key management personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community; and

•	general market and economic conditions.

In addition, the stock market has experienced price and volume fluctuations that have affected the market prices of many companies in industries similar or related to ours and may have been unrelated to operating performances of these companies. These broad market fluctuations could reduce the market price of our common stock.

The market price of our common stock could be adversely affected by our level of cash distributions.

The market value of the equity securities of a REIT is based primarily upon the market’s perception of the REIT’s growth potential and its current and potential future cash distributions, whether from operations, sales or refinancings, and is secondarily based upon the real estate market value of the underlying assets. For that reason, our common stock may trade at prices that are higher or lower than our net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our common stock. Our failure to meet the market’s expectations with regard to future earnings and cash distributions likely would adversely affect the market price of our common stock.

There is no guarantee that Ashford Trust will sell us any of the properties that are subject to the right of first offer agreement.

We may not be able to acquire any of the properties that are subject to the right of first offer agreement, either because Ashford Trust does not elect to sell such properties or we are not in a position to acquire the properties when Ashford Trust elects to sell. Further, if we materially change our investment guidelines without the express consent of Ashford Advisor, no hotels acquired by Ashford Trust after the date of such change will be subject to the right of first offer.

The option purchase price for the Pier House Resort may not be market price at the time the option is exercised.

If we exercise the option to purchase the Pier House Resort, the purchase price we pay for such hotel may be greater than the amount payable for a comparable property in a fully-marketed sale process. Pursuant to the option agreement related to the Pier House Resort, our purchase price for the hotel is determined, based on the price that Ashford Trust paid for such hotel. Accordingly, the purchase price we pay for such hotel may be greater than the amount payable for a comparable property in a fully-marketed sale process.

Risks Related to Our Status as a REIT

Failure to qualify as a REIT, or failure to remain qualified as a REIT, would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our stockholders.

Following the separation and distribution, we intend to operate in a manner intended to allow us to qualify as a REIT for U.S. federal income tax purposes. We believe that our organization and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT commencing with our taxable year ending December 31, 2013. However, we cannot assure you that we will qualify and remain qualified as a REIT. In connection with the separation and distribution, we will receive an opinion from Andrews Kurth LLP that, commencing with our taxable year ending December 31, 2013 we will be organized in conformity with the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws and our proposed method of operation will enable us to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our short taxable year ending December 31, 2013 and subsequent taxable years. Stockholders should be aware that Andrews Kurth LLP’s opinion is based upon customary assumptions, will be conditioned upon certain representations made by us and Ashford Trust as to factual matters, including representations regarding the nature of our assets and the conduct of our business, is not binding upon the Internal Revenue Service (“IRS”), or any court and speaks as of the date issued. We have not received any rulings from the IRS concerning our qualification as a REIT. In addition, Andrews Kurth LLP’s opinion will be based on existing U.S. federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Andrews Kurth LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. Andrews Kurth LLP’s opinion does not foreclose the possibility that we may have to use one or more REIT savings provisions discussed below, which could require us to pay an excise or penalty tax (which could be material) in order for us to maintain our REIT qualification.

If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for distributions to our stockholders because:

•	we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;

•	we could be subject to the federal alternative minimum tax and possibly increased state and local income taxes; and

•	unless we are entitled to relief under certain U.S. federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our common stock. See “Federal Income Tax Consequences of Our Status as a REIT” for a discussion of material U.S. federal income tax consequences relating to us and our common stock.

If Ashford Trust failed to qualify as a REIT in its 2009 or subsequent taxable years, we would be prevented from electing to qualify as a REIT under applicable Treasury Regulations.

Under applicable Treasury Regulations, if Ashford Trust failed to qualify as a REIT in its 2009 or subsequent taxable years, unless Ashford Trust’s failure to qualify as a REIT was subject to relief under U.S. federal income tax laws, we would be prevented from electing to qualify as a REIT prior to the fifth calendar year following the year in which Ashford Trust failed to qualify.

Even if we qualify and remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we qualify and remain qualified for taxation as a REIT, we may be subject to certain federal, state, and local taxes on our income and assets, as well as foreign taxes to the extent that we own assets or conduct operations in international jurisdictions. For example:

•	We will be required to pay tax on undistributed REIT taxable income.

•	We may be required to pay the “alternative minimum tax” on our items of tax preference.

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If we have net income from the disposition of foreclosure property held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay tax on that income at the highest corporate rate.

•	If we sell a property in a “prohibited transaction,” our gain from the sale would be subject to a 100% penalty tax.

•	Each of our taxable REIT subsidiaries is a fully taxable corporation and will be subject to federal and state taxes on its income.

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We may experience increases in our state and local income tax burden. Over the past several years, certain states have significantly changed their income tax regimes in order to raise revenues. The changes enacted include the taxation of modified gross receipts (as opposed to net taxable income), the suspension of and/or limitation on the use of net operating loss deduction, increases in tax rates and fees, the addition of surcharges, and the taxation of our partnership income at the entity level. Facing mounting budget deficits, more state and local taxing authorities have indicated that they are going to revise their income tax regimes in this fashion and/or eliminate certain federally allowed tax deductions such as the REIT dividends paid deduction.

Failure to make required distributions would subject us to U.S. federal corporate income tax.

We intend to operate in a manner so as to qualify as a REIT for U.S. federal income tax purposes. In order to qualify as a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, each year to our stockholders. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under the Code.

Our TRS lessee structure increases our overall tax liability.

Our TRS lessees are subject to federal, state and local income tax on their taxable income, which consists of the revenues from the hotel properties leased by our TRS lessees, net of the operating expenses for such hotel properties and rent payments to us. Accordingly, although our ownership of our TRS lessees allows us to participate in the operating income from our hotel properties in addition to receiving rent, that operating income is fully subject to income tax. The after-tax net income of our TRS lessees is available for distribution to us.

If our leases with our TRS lessees are not respected as true leases for federal income tax purposes, we would fail to qualify as a REIT.

To qualify as a REIT, we will be required to satisfy two gross income tests, pursuant to which specified percentages of our gross income must be passive income, such as rent. For the rent paid pursuant to the hotel leases with our TRS lessees, which we anticipate will constitute substantially all of our gross income, to qualify for purposes of the gross income tests, the leases must be respected as true leases for federal income tax purposes and must not be treated as service contracts, joint ventures or some other type of arrangement. We have structured our leases, and intend to structure any future leases, so that the leases will be respected as true leases for federal income tax purposes, but there can be no assurance that the IRS will agree with this characterization. If the leases were not respected as true leases for federal income tax purposes, we would not be able to satisfy either of the two gross income tests applicable to REITs and likely would fail to qualify as a REIT.

Our ownership of TRSs is limited and our transactions with our TRSs will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm’s-length terms.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT, including gross operating income from hotels that are operated by eligible independent contractors pursuant to hotel management agreements. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis.

Our TRSs are subject to federal, foreign, state and local income tax on their taxable income, and their after-tax net income is available for distribution to us but is not required to be distributed to us. We believe that the aggregate value of the stock and securities of our TRSs will be less than 25% of the value of our total assets (including our TRS stock and securities).

We will monitor the value of our respective investments in our TRSs for the purpose of ensuring compliance with TRS ownership limitations. In addition, we will scrutinize all of our transactions with our TRSs to ensure that they are entered into on arm’s-length terms to avoid incurring the 100% excise tax described above. For example, in determining the amounts payable by our TRSs under our leases, we will engage a third party to prepare transfer pricing studies to ascertain whether the lease terms we establish are on an arm’s-length basis as required by applicable Treasury Regulations. However, as illustrated by the discussion below under “—One of our TRSs may be subject to significant taxes and penalties based on transactions that occurred prior to the separation and distribution,” the receipt of a transfer pricing study does not prevent the IRS from challenging the arm’s length nature of the lease terms between a REIT and its TRS lessees. Consequently, there can be no assurance that we will be able to avoid application of the 100% excise tax discussed above.

One of our TRSs may be subject to significant taxes and penalties based on transactions that occurred prior to the separation and distribution.

As part of the separation and distribution, Ashford Trust will contribute its indirect ownership in CHH III Tenant Parent Corp. (“CHH”), the parent of the TRS lessees for two of our initial properties, which we will elect to treat as a TRS. In September 2010, the IRS completed an audit of CHH for the tax year ended December 31, 2007. The IRS issued a notice of proposed adjustment that reduced the amount of rent Ashford Trust charged CHH. In connection with the TRS audit, the IRS also selected Ashford Trust for audit for the same tax year. In October 2011, the IRS issued an income tax adjustment to Ashford Trust as an alternative to the TRS proposed adjustment, based on the REIT 100% federal excise tax on Ashford Trust’s share of the amount by which the rent was held to be greater than the arm’s length rate. Written protests were filed with the IRS requesting an IRS

Appeals Office review of the TRS and Ashford Trust cases simultaneously. The IRS granted the Appeals Office review and Ashford Trust’s representatives attended Appeals Office conferences. One or more additional conferences with the Appeals Office may be required to resolve these cases. If the IRS were to pursue the CHH case and prevail, CHH would owe approximately $1.1 million of additional U.S. federal income taxes plus possible additional state income taxes of $199,000, net of federal benefit. Alternatively, if the IRS were to pursue the Ashford Trust case and prevail, Ashford Trust would owe approximately $4.6 million of U.S. federal excise taxes. The excise taxes assessed on Ashford Trust would be in lieu of the CHH additional income taxes.

In June 2012, the IRS completed audits of CHH and Ashford Trust for the tax years ended December 31, 2008 and 2009. With respect to the 2009 tax year, the IRS has not proposed any adjustments to CHH or Ashford Trust. For the 2008 tax year, the IRS has issued notices of proposed adjustments for both Ashford Trust and CHH. The Ashford Trust adjustment is for $3.3 million of U.S. federal excise taxes and represents the amount by which the IRS asserts that the rent charged to the TRS was greater than the arms’ length rate pursuant to IRC Section 482. The CHH adjustment is for $1.6 million of additional income which would equate to approximately $467,000 of additional U.S. federal income taxes and potential state income taxes of $83,000, net of federal benefit. The TRS adjustment represents the IRS’ imputation of compensation to the TRS for agreeing to be a party to the lessor entity’s bank loan agreement. A written protest was filed requesting an IRS Appeals Office review. The IRS has granted the Appeals Office review and has assigned the same Appeals team that is overseeing the 2007 cases to the 2008 cases. The initial Appeals Office conference for the 2008 cases is scheduled to occur in August 2013.

To the extent the ultimate resolution of the 2007 and 2008 cases results in additional tax owed by CHH and such ultimate resolution occurs after the occurrence of the separation and distribution, we, through our ownership of CHH, will bear the burden of those additional taxes. Consequently, as part of the separation and distribution, Ashford Trust will agree to indemnify us and CHH for (i) any expenses incurred in connection in the audits and (ii) any additional taxes, interest or penalty incurred upon resolution of the audits and any tax liability incurred as a result of such indemnity payment. However, if Ashford Trust were to be unable to pay the amounts required under the indemnity for any reason, we, through our ownership of CHH, would bear the burden of the additional taxes, interest and penalties owed by CHH.

If our hotel managers do not qualify as “eligible independent contractors,” we would fail to qualify as a REIT.

Rent paid by a lessee that is a “related party tenant” of ours will not be qualifying income for purposes of the two gross income tests applicable to REITs. We will lease all of our hotels to our TRS lessees. A TRS lessee will not be treated as a “related party tenant,” and will not be treated as directly operating a lodging facility, which is prohibited, to the extent the TRS lessee leases properties from us that are managed by an “eligible independent contractor.”

We believe that the rent paid by our TRS lessee is qualifying income for purposes of the REIT gross income tests and that our TRSs qualify to be treated as taxable REIT subsidiaries for federal income tax purposes, but there can be no assurance that the IRS will not challenge this treatment or that a court would not sustain such a challenge. If the IRS were successful in challenging this treatment, it is possible that we would fail to meet the asset tests applicable to REITs and substantially all of our income would fail to qualify for the gross income tests. If we failed to meet either the asset or gross income tests, we would likely lose our REIT qualification for federal income tax purposes, unless certain relief provisions applied.

If our hotel managers do not qualify as “eligible independent contractors,” we would fail to qualify as a REIT. Each of the hotel management companies that enters into a management contract with our TRS lessees must qualify as an “eligible independent contractor” under the REIT rules in order for the rent paid to us by our TRS lessees to be qualifying income for our REIT income test requirements. Among other requirements, in order to qualify as an eligible independent contractor a manager must not own more than 35% of our outstanding shares (by value) and no person or group of persons can own more than 35% of our outstanding shares and the ownership interests of the manager, taking into account only owners of more than 5% of our shares and, with respect to ownership interests in such managers that are publicly-traded, only holders of more than 5% of such ownership interests. Complex ownership attribution rules apply for purposes of these 35% thresholds. Although we intend to monitor ownership of our shares by our property managers and their owners, there can be no assurance that these ownership levels will not be exceeded.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our shares of beneficial interest. In order to meet these tests, we may be required to forego investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our performance.

Complying with REIT requirements may force us to liquidate otherwise attractive investments.

To qualify as a REIT, we must also ensure that at the end of each calendar quarter at least 75% of the value of our assets consists of cash, cash items, government securities, and qualified REIT real estate assets. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter to avoid losing our REIT status and suffer adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments.

Complying with REIT requirements may force us to borrow to make distributions to stockholders.

As a REIT, we must distribute at least 90% of our annual REIT taxable income, excluding net capital gains, (subject to certain adjustments) to our stockholders. To the extent that we satisfy the distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws.

From time to time, we may generate taxable income greater than our net income for financial reporting purposes or our taxable income may be greater than our cash flow available for distribution to stockholders. If we do not have other funds available in these situations, we could be required to borrow funds, sell investments at disadvantageous prices, or find another alternative source of funds to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. We may elect to pay dividends on our common stock in cash or a combination of cash and shares as permitted under federal income tax laws governing REIT distribution requirements.

We may pay taxable dividends in our common stock and cash, in which case stockholders may sell our common stock to pay tax on such dividends, placing downward pressure on the market price of our common stock.

We may distribute taxable dividends that are payable in cash and common stock at the election of each stockholder. The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in stock as taxable dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for U.S. federal income tax purposes. Those rulings may be relied upon only by taxpayers to whom they were issued, but we could request a similar ruling from the IRS. Accordingly, it is unclear whether and to what extent we will be able to make taxable dividends payable in cash and common stock.

If we made a taxable dividend payable in cash and common stock, taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. As a result, stockholders may be required to pay income tax with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the common stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our common stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common stock. If we made a taxable dividend payable in cash and our common stock and a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common stock. We do not currently intend to pay taxable dividends of our common stock and cash, although we may choose to do so in the future.

The prohibited transactions tax may limit our ability to dispose of our properties.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We may be subject to the prohibited transaction tax equal to 100% of net gain upon a disposition of real property. Although a safe harbor to the characterization of the sale of real property by a REIT as a prohibited transaction is available, we cannot assure you that we can comply with the safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of business. Consequently, we may choose not to engage in certain sales of our properties or may conduct such sales through our TRS, which would be subject to federal and state income taxation.

The ability of our board of directors to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal and state and local income taxes on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on the total return to our stockholders.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum federal income tax rate applicable to “qualified dividend income” payable to U.S. stockholders that are taxed at individual rates is 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rates on qualified dividend income. Individuals, trusts and estates whose income exceeds certain thresholds are also subject to a 3.8% Medicare tax on dividends received from us. The more favorable rates applicable to regular corporate qualified dividends could cause investors who are taxed at individual rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common stock.

At any time, the U.S. federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in the U.S. federal income tax laws, regulations or administrative interpretations.

If our operating partnership failed to qualify as a partnership for federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences.

We believe that our operating partnership will be treated as a partnership for federal income tax purposes. As a partnership, our operating partnership will not be subject to federal income tax on its income. Instead, each of its partners, including us, will be allocated, and may be required to pay tax with respect to, its share of our operating partnership’s income. We cannot assure you, however, that the IRS will not challenge the status of our operating partnership or any other subsidiary partnership in which we own an interest as a partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership or any such other subsidiary partnership as an entity taxable as a corporation for federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would likely cease to qualify as a REIT. Also, the failure of our operating partnership or any subsidiary partnerships to qualify as a partnership could cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.

Your investment in our common stock has various federal, state, and local income tax risks that could affect the value of your investment.

Although the provisions of the Code relevant to your investment in our common stock are generally described in “Federal Income Tax Consequences of Our Status as a REIT,” we strongly urge you to consult your tax advisor concerning the effects of federal, state, and local income tax law on an investment in our common stock because of the complex nature of the tax rules applicable to REITs and their stockholders.

ERISA Risks

If you fail to meet the fiduciary and other standards under ERISA or the Code as a result of an investment in our common stock, you could be subject to criminal and civil penalties.

Fiduciaries of employee benefit plans subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) should take into account their fiduciary responsibilities in connection with a decision to invest in our common stock. If such fiduciaries breach their responsibilities, including (among other things) the responsibility to act prudently, to diversify the plan’s assets, and to follow plan documents and investment policies, they may be held liable for plan losses and may be subject to civil or criminal penalties and excise taxes. Similar consequences may result if a plan’s investment in shares of our stock constitutes a so-called “prohibited transaction” under ERISA. Section 4975 of the Code contains similar prohibited transaction rules and Section 4975 of the Code can apply to plans or arrangements, such as individual retirement accounts, even if they are not subject to ERISA.

Although it is intended that our underlying assets and our operating partnership’s underlying assets will not constitute “plan assets” of ERISA plans within the meaning of Department of Labor regulations and Section 3(42) of ERISA, there can be no assurance in this regard. If our assets or our operating partnership’s assets constitute plan assets under ERISA, certain transactions in which we might normally engage could constitute prohibited transactions under ERISA or the Code. If our assets or our operating partnership’s assets are plan assets, our managers may be fiduciaries under ERISA.

Governmental employee benefit plans and certain church plans are exempt from ERISA, but these plans may be subject to federal, state or local laws that are similar to the ERISA laws and regulations discussed above.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This information statement contains certain forward looking statements that are subject to various risks and uncertainties. Forward looking statements are generally identifiable by use of forward looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Additionally, statements regarding the following subjects are forward-looking by their nature:

•	our business and investment strategy;

•	our projected operating results, including cash available for distribution, and distribution rates;

•	our ability to obtain future financing arrangements;

•	our understanding of our competition;

•	market trends;

•	projected capital expenditures; and

•	the impact of technology on our operations and business.

Forward looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward looking statements are based on reasonable assumptions, taking into account all information currently available to us, our actual results and performance could differ materially from those set forth in our forward looking statements. Factors that could have a material adverse effect on our forward looking statements include, but are not limited to:

•

the factors referenced in this information statement, including those set forth under the section captioned “Risk Factors,” “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and “Our Business and Properties;”

•	general volatility of the capital markets, the general economy or the hospitality industry, whether the result of market events or otherwise;

•	our ability to deploy our initial capital contributions and raise additional capital at reasonable costs to repay debts, invest in our properties and fund future acquisitions;

•	unanticipated increases in financing and other costs, including a rise in interest rates;

•	the degree and nature of our competition;

•	actual and potential conflicts of interest with Ashford Trust, Remington, our executive officers and our non-independent directors;

•	changes in personnel of our advisor or the lack of availability of qualified personnel;

•	changes in governmental regulations, accounting rules, tax rates and similar matters;

•	legislative and regulatory changes, including changes to the Code and related rules, regulations and interpretations governing the taxation of REITs; and

•	limitations imposed on our business and our ability to satisfy complex rules in order for us to qualify as a REIT for U.S. federal income tax purposes.

When considering forward looking statements, you should keep in mind the risk factors and other cautionary statements in this information statement. The matters summarized under “Risk Factors” and elsewhere in this information statement could cause our actual results and performance to differ significantly from those contained in our forward looking statements. Accordingly, we cannot guarantee future results or performance.

Readers are cautioned not to place undue reliance on any of these forward looking statements, which reflect our views as of the date of this information statement. Furthermore, we do not intend to update any of our forward looking statements after the date of this information statement to conform these statements to actual results and performance, except as may be required by applicable law.

Smith Travel Research, PKF Hospitality Research, LLC or other independent industry sources provided the market data and industry forecasts and projections used in this information statement. These forecasts and projections are forward looking statements and subject to the qualifications and uncertainties that apply to other forward looking statements in this information statement.

OUR SEPARATION FROM ASHFORD TRUST

General

The board of directors of Ashford Trust has determined upon careful review and consideration in accordance with the applicable standard of review under Maryland law that the separation of the initial properties to be owned by Ashford Prime from the rest of Ashford Trust and the establishment of Ashford Prime as a separate, publicly traded company is in Ashford Trust’s best interests.

In furtherance of this plan, Ashford Trust will distribute all of the shares of our common stock held by Ashford Trust to holders of Ashford Trust common stock, subject to certain conditions. The distribution of the shares of our common stock will take place on                     , 2013. On the distribution date, each holder of Ashford Trust common stock will receive              share(s) of our common stock for each share of Ashford Trust common stock held at the close of business on the record date, as described below. Immediately following the distribution, Ashford Trust’s stockholders will own 100% of our common stock. You will not be required to make any payment, surrender or exchange your shares of Ashford Trust common stock or take any other action to receive your shares of our common stock.

We will be responsible for paying the initial transaction cost of the separation and distribution, which is expected to be approximately $11.75 million.

The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. We cannot provide any assurances that the distribution will be completed. For a more detailed description of these conditions, see the section entitled “—Conditions to the Distribution” below.

The Number of Shares You Will Receive. For each share of Ashford Trust common stock that you owned at the close of business on                     , 2013, the record date, you will receive              share(s) of our common stock on the distribution date. Ashford Trust will not distribute any fractional shares of our common stock to its stockholders. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

Transferability of Shares You Receive. The shares of Ashford Prime common stock distributed to Ashford Trust stockholders will be freely transferable, except for shares received by persons who may be deemed to be Ashford Prime “affiliates” under the Securities Act of 1933, as amended (the “Securities Act”). Persons who may be deemed to be affiliates of Ashford Prime after the separation generally include individuals or entities that control, are controlled by or are under common control with Ashford Prime and may include directors and certain officers or principal stockholders of Ashford Prime. Ashford Prime affiliates will be permitted to sell their shares of Ashford Prime common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Rule 144.

When and How You Will Receive the Distributed Shares. Ashford Trust will distribute the shares of our common stock on                     , 2013, the distribution date.              will serve as distribution agent and registrar for our common stock and as distribution agent in connection with the distribution.

If you own Ashford Trust common stock as of the close of business on the record date, the shares of Ashford Prime common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording stock ownership when no physical share certificates are issued to stockholders, as is the case in the distribution. Unless specifically requested by a stockholder, no physical stock certificates of Ashford Prime will be issued.

If you sell shares of Ashford Trust common stock in the “regular-way” market prior to the distribution date, you will be selling your right to receive shares of our common stock in the distribution.

For more information see the section entitled “—Market for Common Stock—Trading Between the Record Date and Distribution Date” included elsewhere in this information statement.

Commencing on or shortly after the distribution date, if you hold physical stock certificates that represent your shares of Ashford Trust common stock, or if you hold your shares in book-entry form, and you are the registered holder of such shares, the distribution agent will mail to you an account statement that indicates the number of shares of our common stock that have been registered in book-entry form in your name.

Most Ashford Trust stockholders hold their shares of Ashford Trust common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank’s or brokerage firm’s books. If you hold your Ashford Trust common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of our common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares of our common stock held in “street name,” we encourage you to contact your bank or brokerage firm.

            , as distribution agent, will not issue any fractional shares of our common stock in connection with the distribution. Instead, the distribution agent will aggregate all fractional shares and sell them on behalf of the holders who otherwise would be entitled to receive fractional shares. The aggregate net cash proceeds of these sales, which generally will be taxable for U.S. federal income tax purposes, will be distributed pro rata (based on the fractional shares such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. For more information on the tax consequences, see “—Certain U.S. Federal Income Tax Consequences of the Separation” below. If you physically hold Ashford Trust common stock certificates and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. We estimate that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your Ashford Trust stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

Results of the Separation. After our separation from Ashford Trust, we will be a separate, publicly-traded company. Immediately following the distribution, we expect to have approximately              stockholders of record, based on the number of registered stockholders of Ashford Trust common stock on                     , 2013, and approximately              shares of our common stock outstanding. The actual number of shares to be distributed will be determined on the record date and will reflect any changes in the number of shares of Ashford Trust common stock between                     , 2013 and the record date for the distribution.

Before the separation, we will enter into a Separation and Distribution Agreement to effect the separation and provide a framework for our relationship with Ashford Trust after the separation. This agreement will govern the relationship between us and Ashford Trust subsequent to the completion of the separation plan and provide for the allocation of the Ashford Prime assets, as well as certain liabilities related thereto, attributable to periods prior to, at and after our separation from Ashford Trust.

For a more detailed description of these agreements, see the section entitled “Certain Relationships and Related Party Transactions.”

The distribution will not affect the number of outstanding shares of Ashford Trust common stock or any rights of Ashford Trust stockholders.

Certain U.S. Federal Income Tax Consequences of the Separation

The following is a summary of the material U.S. federal income tax consequences of our separation from Ashford Trust, and in particular the distribution by Ashford Trust of our common stock to stockholders of Ashford Trust. For purposes of this section under the heading “Certain U.S. Federal Income Tax Consequences of the Separation”: (i) any references to the “separation” shall mean only the distribution of shares of our common stock by Ashford Trust to stockholders of Ashford Trust; (ii) references to “Ashford Prime,” “we,” “our” and “us” mean only Ashford Hospitality Prime, Inc. and not its subsidiaries or other lower-tier entities, except as otherwise indicated; and (iii) references to Ashford Trust refer to Ashford Hospitality Trust, Inc. This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought and do not intend to seek an advance ruling from the IRS regarding any matter discussed herein. The summary is also based upon the assumption that Ashford Trust, Ashford Prime and their respective subsidiaries and affiliated entities will operate in accordance with their applicable organizational documents or partnership agreements and the agreements and other documents applicable to our separation from Ashford Trust. This summary is for general information only and is not tax advice. The Code provisions governing the federal income tax treatment of REITs (such as Ashford Trust and Ashford Prime) and their stockholders are highly technical and complex, and this summary is qualified in its entirety by the express language of applicable Code provisions, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof. This summary does not address all possible tax considerations that may be material to an investor and does not constitute legal or tax advice. Moreover, this summary does not purport to discuss all aspects of federal income taxation that may be important to a particular investor in light of its investment or tax circumstances, or to investors subject to special tax rules, such as:

•	financial institutions;

•	insurance companies;

•	broker-dealers;

•	regulated investment companies and REITs;

•	partnerships and trusts;

•	persons who hold our stock on behalf of another person as a nominee;

•	persons who receive our stock through the exercise of employee stock options or otherwise as compensation;

•	persons holding our stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

and, except to the extent discussed below:

•	tax-exempt organizations; and

•	foreign investors.

This summary assumes that investors will hold their common stock as a capital asset, which generally means as property held for investment.

For purposes of this discussion under the heading “Certain U.S. Federal Income Tax Consequences of the Separation,” a domestic holder is a stockholder of Ashford Trust that is for federal income tax purposes:

•	a citizen or resident of the United States,

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any of its states, or the District of Columbia,

•	an estate, whose income is subject to U.S. federal income taxation regardless of its source, or

•

a trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election to be treated as a U.S. person.

A “non-U.S. holder” is a stockholder of Ashford Trust that is not a domestic holder and is not an entity treated as a partnership for U.S. federal income tax purposes. If a partnership, entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Ashford Trust stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the separation.

THE FEDERAL INCOME TAX TREATMENT OF THE SEPARATION TO STOCKHOLDERS OF ASHFORD TRUST DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF THE SEPARATION TO ANY PARTICULAR STOCKHOLDER OF ASHFORD TRUST WILL DEPEND ON THE STOCKHOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU OF THE SEPARATION IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES.

Tax Classification of the Separation in General. For U.S. federal income tax purposes, the separation will not be eligible for treatment as a tax-free distribution by Ashford Trust with respect to its stock. Accordingly, the separation will be treated as if Ashford Trust had distributed to each Ashford Trust stockholder an amount equal to the fair market value of the Ashford Prime common stock received by such stockholder (including any fractional shares deemed to be received, as described below), determined as of the date of the separation (such amount, the “separation distribution amount”). The U.S. federal income tax consequences of the separation on Ashford Trust’s stockholders are thus generally the same as the U.S. federal income tax consequences of Ashford Trust’s cash distributions. The discussion below describes the U.S. federal income tax consequences to a domestic holder, a non-U.S. holder, and a tax-exempt domestic holder of Ashford Trust stock upon the receipt of Ashford Prime common stock in the separation.

Although Ashford Trust will ascribe a value to the Ashford Prime shares distributed in the separation, this valuation is not binding on the IRS or any other taxing authority. These taxing authorities could ascribe a higher valuation to the distributed Ashford Prime shares, particularly if, following the separation, those shares trade at prices significantly above the value ascribed to those shares by Ashford Trust. Such a higher valuation may affect the distribution amount and thus the U.S. federal income tax consequences of the separation to Ashford Trust’s stockholders.

Any cash received by a stockholder of Ashford Trust in lieu of a fractional share of Ashford Prime common stock should be treated as if such fractional share had been (i) received by the stockholder as part of the separation and then (ii) sold by such stockholder for the amount of cash received. Because (as described below) the basis of the fractional share deemed received by the Ashford Trust stockholder will equal the fair market value of such share on date of the separation, a stockholder of Ashford Trust generally should not recognize additional gain or loss on the transaction described in (ii) of the preceding sentence.

Ashford Trust will be required to recognize any gain, but will not be permitted to recognize any loss, with respect to the Ashford Prime shares that it distributes in the separation.

Tax Basis and Holding Period of Ashford Prime Shares Received by Holders of Ashford Trust Stock. An Ashford Trust stockholder’s tax basis in shares of Ashford Prime common stock received in the separation (including any fractional shares deemed to be received, as described below) generally will equal the fair market value of such shares on the date of the separation, and the holding period for such shares will begin the day after the date of the separation.

Tax Treatment of the Separation to Domestic Holders. The following discussion describes the U.S. federal income tax consequences to a domestic holder of Ashford Trust stock upon the receipt of Ashford Prime common stock in the separation.

Ordinary Dividends. The portion of the separation distribution amount received by a domestic holder that is payable out of Ashford Trust’s current or accumulated earnings and profits for the year of the distribution and that is not designated by Ashford Trust as a capital gain dividend will generally be taken into account by such domestic holder as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, dividends paid by Ashford Trust are not eligible for taxation at the preferential income tax rates for qualified dividends received by domestic holders that are individuals, trusts and estates from taxable C corporations. Such domestic holders, however, are taxed at the preferential rates on dividends designated by and received from a REIT such as Ashford Trust to the extent that the dividends are attributable to

•	income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax), or

•	dividends received by the REIT from TRSs or other taxable C corporations.

Non-Dividend Distributions. A distribution to Ashford Trust’s domestic holders in excess of Ashford Trust’s current and accumulated earnings and profits will generally represent a return of capital and will not be taxable to a stockholder to the extent that the amount of such distribution does not exceed the adjusted tax basis of the holder’s Ashford Trust shares in respect of which the distribution was made. Rather, the distribution will reduce the adjusted tax basis of the holder’s shares in Ashford Trust. To the extent that such distribution exceeds the adjusted tax basis of a domestic holder’s Ashford Trust shares, the holder generally must include such distribution in income as long-term capital gain, or short-term capital gain if the holder’s Ashford Trust shares have been held for one year or less.

Capital Gain Dividends. A distribution that Ashford Trust designates as a capital gain dividend will generally be taxed to domestic holders as long-term capital gain, to the extent that such distribution does not exceed Ashford Trust’s actual net capital gain for the taxable year, without regard to the period for which the holder that receives such distribution has held its Ashford Trust stock. Corporate domestic holders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at reduced maximum federal rates in the case of domestic holders that are individuals, trusts and estates, and ordinary income rates in the case of stockholders that are corporations.

Tax Treatment of the Separation to Non-U.S. Holders. The following discussion describes the U.S. federal income tax consequences to a non-U.S. holder of Ashford Trust stock upon the receipt of Ashford Prime common stock in the separation.

Ordinary Dividends. The portion of the separation distribution amount received by a non-U.S. holder that is (1) payable out of Ashford Trust’s current and accumulated earnings and profits for the year of the distribution, (2) not attributable to Ashford Trust’s capital gains, and (3) not effectively connected with a U.S. trade or business of the non-U.S. holder, will be treated as a dividend that is subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty.

In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of Ashford Trust stock. In cases where the dividend income from a non-U.S. holder’s investment in Ashford Trust stock is, or is treated as, effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as domestic holders are taxed with respect to such dividends. Such income must generally be reported on a U.S. federal income tax return filed by or on behalf of the non-U.S. holder. The income may also be subject to the 30% branch profits tax in the case of a non-U.S. holder that is a corporation unless reduced or eliminated by a tax treaty.

Non-Dividend Distributions. Unless Ashford Trust’s stock constitutes a U.S. real property interest (“USRPI”), the separation distribution amount, to the extent not made out of Ashford Trust’s earnings and profits, will not be subject to U.S. income tax. If Ashford Trust cannot determine at the time of the separation whether or not the separation distribution amount will exceed current and accumulated earnings and profits, the separation distribution will be subject to withholding at the rate applicable to ordinary dividends, as described above.

If Ashford Trust’s stock constitutes a USRPI, as described below, distributions that it makes in excess of the sum of (a) the stockholder’s proportionate share of Ashford Trust’s earnings and profits, plus (b) the stockholder’s basis in its Ashford Trust stock, will be taxed under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) in the same manner as if the Ashford Trust stock had been sold. In such situations, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to the same treatment and same tax rates as a domestic holder with respect to such excess, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals.

Ashford Trust’s stock will be treated as a USRPI if 50% or more of Ashford Trust’s assets throughout a prescribed testing period consist of interests in real property located within the U.S., excluding, for this purpose, interests in real property solely in a capacity as a creditor. It is currently anticipated that Ashford Trust’s stock will constitute a USRPI.

Ashford Trust’s stock nonetheless will not constitute a USRPI if Ashford Trust is a “domestically-controlled qualified investment entity.” A domestically-controlled qualified investment entity includes a REIT, less than 50% of value of which is held directly or indirectly by non-U.S. holders at all times during a specified testing period. It is anticipated that Ashford Trust will be a domestically-controlled qualified investment entity, and that a distribution with respect to Ashford Trust’s stock in excess of Ashford Trust’s earnings and profits will not be subject to taxation under FIRPTA. No assurance can be given that Ashford Trust will remain a domestically-controlled qualified investment entity.

In the event that Ashford Trust is not a domestically-controlled qualified investment entity, but its stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, a distribution to a non-U.S. holder nonetheless would not be subject to tax under FIRPTA, provided that the non-U.S. holder held 5% or less of Ashford Trust’s common stock at all times during a specified testing period. It is anticipated that Ashford Trust’s common stock will be regularly traded.

In addition, if a non-U.S. holder owning more than 5% of Ashford Trust’s common stock disposes of such stock during the 30-day period preceding the ex-dividend date of any dividend payment by Ashford Trust, and such non-U.S. holder acquires or enters into a contract or option to acquire Ashford Trust’s common stock within 61 days of the first day of such 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as USRPI capital gain (as defined below) to such non-U.S. holder under FIRPTA, then such non-U.S holder will be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

Gain in respect of a non-dividend distribution that would not otherwise be subject to FIRPTA will nonetheless be taxable in the U.S. to a non-U.S. holder in two cases: (1) if the non-U.S. holder’s investment in Ashford Trust stock is effectively connected with a U.S. trade or business conducted by such non-U.S. holder, the non-U.S. holder will be subject to the same treatment as a domestic holder with respect to such gain, or (2) if the non-U.S. holder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

Capital Gain Dividends. Under FIRPTA, a dividend that Ashford Trust makes to a non-U.S. holder, to the extent attributable to gains from dispositions of USRPIs that Ashford Trust held directly or through pass-through subsidiaries (such gains, “USRPI capital gains”), will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. holder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations. Ashford Trust will be required to withhold tax equal to 35% of the maximum amount that could have been designated as a USRPI capital gain dividend. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. It is anticipated that a portion of the separation distribution amount will be attributable to USRPI capital gains.

Capital gain dividends received by a non-U.S. holder that are attributable to dispositions of Ashford Trust’s assets other than USRPIs are not subject to U.S. federal income tax, unless (1) the gain is effectively connected with the non-U.S. holder’s U.S. trade or business, in which case the non-U.S. holder would be subject to the same treatment as U.S. holders with respect to such gain, or (2) the non-U.S. holder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., in which case the non-U.S. holder will incur a 30% tax on his capital gains.

A dividend that would otherwise have been treated as a USRPI capital gain dividend will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, but instead will be treated in the same manner as ordinary income dividends (discussed above), provided that (1) the dividend is received with respect to a class of stock that is regularly traded on an established securities market located in the U.S., and (2) the recipient non-U.S. holder does not own more than 5% of that class of stock at any time during the one-year period ending on the date on which the dividend is received. Ashford Trust anticipates that its stock will be “regularly traded” on an established securities exchange.

Withholding of Amounts Distributable to Non-U.S. Holders in the Separation. If Ashford Trust is required to withhold any amounts otherwise distributable to a non-U.S. holder in the separation, Ashford Trust or other applicable withholding agents will collect the amount required to be withheld by reducing to cash for remittance to the IRS a sufficient portion of Ashford Prime common stock that such non-U.S. holder would otherwise receive, and such holder may bear brokerage or other costs for this withholding procedure. A non-U.S. holder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the amounts withheld exceeded the holder’s U.S. tax liability for the year in which the separation occurred.

Tax Treatment of the Separation to Tax-Exempt Entities. Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. Such entities, however, may be subject to taxation on their unrelated business taxable income (“UBTI”). While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt stockholder has not held Ashford Trust stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder), and (2) such Ashford Trust stock is not otherwise used in an unrelated trade or business, the separation generally should not give rise to UBTI to a tax-exempt stockholder.

Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code are subject to different UBTI rules, which generally require such stockholders to characterize distributions that Ashford Trust makes as UBTI.

In certain circumstances, a pension trust that owns more than 10% of Ashford Trust’s stock could be required to treat a percentage of the dividends as UBTI, if Ashford Trust is a “pension-held REIT.” Ashford Trust will not be a pension-held REIT unless (1) it is required to “look through” one or more of its pension stockholders in order to satisfy certain REIT requirements and (2) either (i) one pension trust owns more than 25% of the value of Ashford Trust’s stock, or (ii) a group of pension trusts, each individually holding more than 10% of the value of Ashford Trust’s stock, collectively owns more than 50% of Ashford Trust’s stock. Certain restrictions on ownership and transfer of Ashford Trust’s stock should generally prevent a tax-exempt entity from owning more than 10% of the value of Ashford Trust’s stock, and should generally prevent Ashford Trust from becoming a pension-held REIT.

Time for Determination of the Tax Impact of the Separation. The actual tax impact of the separation will be affected by a number of factors that are unknown at this time, including Ashford Trust’s final earnings and profits for 2013 (including as a result of the gain, if any, Ashford Trust recognizes in the separation), the fair market value of Ashford Prime’s common stock on the date of the separation and sales of FIRPTA or other capital assets. Thus, a definitive calculation of the U.S. federal income tax impact of the separation will not be possible until after the end of the 2013 calendar year. Ashford Trust will notify its stockholders of the tax attributes of the separation (including the separation distribution amount) on an IRS Form 1099-DIV.

Market For Common Stock

There is currently no public market for our common stock. A condition to the distribution is the listing on the NYSE of our common stock. We intend to apply to have our common stock authorized for listing on the NYSE under the symbol “AHP.”

Trading Between the Record Date and Distribution Date. Beginning shortly before the record date and continuing up to and through the distribution date, we expect that there will be two markets in Ashford Trust common stock: a “regular-way” market and an “ex-distribution” market. Shares of Ashford Trust common stock that trade on the regular way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if you sell shares of Ashford Trust common stock in the “regular-way” market through the distribution date, you will be selling your right to receive shares of Ashford Prime common stock in the distribution. If you own shares of Ashford Trust common stock at the close of business on the record date and sell those shares on the “ex-distribution” market through the distribution date, you will still receive the shares of our common stock that you would be entitled to receive pursuant to your ownership of the shares of Ashford Trust common stock on the record date.

Furthermore, beginning on or shortly before the record date and continuing up to and through the distribution date, we expect that there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of our common stock that will be distributed to Ashford Trust stockholders on the distribution date. If you owned shares of Ashford Trust common stock at the close of business on the record date, you would be entitled to shares of our common stock distributed pursuant to the distribution. You may trade this entitlement to shares of our common stock, without trading the shares of Ashford Trust common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to our common stock will end and “regular-way” trading will begin.

Conditions to the Distribution

We expect that the distribution will occur on                     , 2013, the distribution date, provided that, among other conditions described in this information statement, the following conditions shall have been satisfied:

•	our registration statement on Form 10, of which this information statement is a part, shall have become effective, and no stop order relating to the registration statement is in effect;

•	the listing of our common stock on the NYSE shall have been approved, subject to official notice of issuance;

•	the receipt of all necessary consents and approval from lenders, lessors and managers; and

•

no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement, shall be in effect.

Ashford Trust has the right not to complete the distribution if, at any time, the board of directors of Ashford Trust determines, in its sole discretion, that the distribution is not in the best interests of Ashford Trust or that market conditions are such that it is not advisable to separate Ashford Prime from Ashford Trust.

Reasons for the Separation

Ashford Trust’s board of directors periodically reviews strategic alternatives. The board determined upon careful review and consideration in accordance with the applicable standard of review under Maryland law that the separation of Ashford Prime is in the best interests of the stockholders. The board’s determination was based on a number of factors, including those set forth below.

•

Creation of two focused companies creates clarity. After the separation, Ashford Prime will focus primarily on luxury, upper-upscale and upscale hotels anticipated to generate RevPAR at least twice the national average. Ashford Trust will continue to focus on all segments of the hospitality industry, with RevPAR criteria outside of Ashford Prime’s initial investment focus. We believe investors may find it more appealing to be able to invest in two distinct businesses. Each business will have the opportunity to cultivate a distinct identity, which we expect will facilitate investor understanding by reducing the complexity associated with a company that has diverse business objectives.

•

Potential for a higher aggregate market value for stockholders. The separation will enable potential investors and the financial community to evaluate the performance of each company separately, which may result in a higher aggregate market value than the value of the combined company.

•

Tailored capital structure more efficient. Each company will have the flexibility to create a capital structure tailored to its strategic goals and consistent with its stockholders’ interests. In addition, tailored capital structures should facilitate each company’s ability to grow through acquisitions and other strategic alliances, possibly using units of the operating partnerships as currency.

•

Conservative capital structure. Ashford Prime will emphasize a low leverage capital structure over time, with a target net debt plus preferred equity to EBITDA level of 5.0x or less. Upon completion of the separation and distribution, we expect to have an initial leverage ratio of         x, based on the current debt encumbering the properties being contributed to us and the historical earnings on such properties. We cannot assure you that we will reach our targeted leverage ratio or when we may achieve that ratio as it will be largely dependent on future market activities such as purchasing and selling assets, financing and refinancing assets, and engaging in capital markets activity, as well as our future stock performance and EBITDA growth. Because of significant prepayment and defeasance penalties on the debt encumbering our initial properties and our anticipated uses of cash for other purposes, we cannot immediately reach our targeted leverage ratios. Accordingly, we will seek to attain the targeted leverage ratios over time. This structure should allow Ashford Prime to capitalize on favorable acquisition and investment opportunities.

The anticipated benefits of the separation are based on a number of assumptions, and there can be no assurance that such benefits will materialize to the extent anticipated or at all. In the event that the separation does not result in such benefits, the costs associated with the transaction could have a negative effect on our financial condition and ability to make distributions to our stockholders. For more information about the risks associated with the separation, see “Risk Factors.”

Reasons For Furnishing This Information Statement

This information statement is being furnished solely to provide information to Ashford Trust stockholders who are entitled to receive shares of Ashford Prime common stock in the distribution. The information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities or securities of Ashford Trust. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Ashford Trust nor we undertake any obligation to update such information.

DISTRIBUTION POLICY

We are a newly-formed company that has not commenced operations, and as a result, we have not paid any distributions as of the date of this information statement. We intend to make regular quarterly distributions to our stockholders. To qualify as a REIT, we must distribute to our stockholders an amount at least equal to:

(i)	90% of our REIT taxable income, determined before the deduction for dividends paid and excluding any net capital gain (which does not necessarily equal net income as calculated in accordance with GAAP); plus

(ii)	90% of the excess of our net income from foreclosure property over the tax imposed on such income by the Code; less

(iii)	any excess non-cash income (as determined under the Code). See “Federal Income Tax Consequences of Our Status as a REIT.”

Distributions made by us will be authorized and determined by our board of directors in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including restrictions under applicable law, actual and projected financial condition, liquidity, EBITDA, FFO and results of operations, the revenue we actually receive from our properties, our operating expenses, our debt service requirements, our capital expenditures, prohibitions and other limitations under our financing arrangements, our REIT table income, the annual REIT distribution requirements and such other factors as our board of directs deems relevant. For more information regarding risk factors that could materially and adversely affect our ability to make distributions, please see “Risk Factors.” We expect that, at least initially, our distributions may exceed our net income under GAAP because of non-cash expenses included in net income. To the extent that our cash available for distribution is less than 90% of our REIT taxable income, we may consider various means to cover any such shortfall, including borrowing under our anticipated revolving credit facility or other loans, selling certain of our assets or using a portion of the net proceeds we receive from future offerings of equity, equity-related or debt securities or declaring taxable stock dividends. In addition, our charter allows us to issue preferred stocks that could have a preference on distributions, and if we do, the distribution preference on the preferred stock could limit our ability to make distributions to the holders of our common stock. We cannot assure you that our distribution policy will not change in the future.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a taxable U.S. stockholder under current U.S. federal income tax law to the extent those distributions do not exceed the stockholder’s adjusted tax basis in his or her common stock, but rather will reduce the adjusted basis of the shares. In that case, the gain (or loss) recognized on the sale of those shares or upon our liquidation will be increased (or decreased) accordingly. To the extent those distributions exceed a taxable U.S. stockholder’s adjusted tax basis in his or her shares, they generally will be treated as a gain realized from the taxable disposition of those shares. The percentage of distributions to our stockholders that exceeds our current and accumulated earnings and profits may vary substantially from year to year. For a more complete discussion of the tax treatment of distributions to holders of our common stock, see “Federal Income Tax Consequences of Our Status as a REIT.”

SELECTED HISTORICAL FINANCIAL INFORMATION

You should read the following selected financial information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined consolidated financial statements and related notes included elsewhere in this information statement.

The selected combined consolidated historical financial information is a combination of the historical financial information for the eight properties being contributed to us as part of the separation and distribution. These properties and certain related assets and liabilities are reflected in the combined consolidated financial statements as if they were owned in an entity separate from Ashford Trust, however they were not owned in a separate legal entity during the periods presented in such statements.

We have not presented our historical financial information because we have not had any activity since our formation other than the issuance to Ashford TRS of 100 shares of our common stock in connection with the initial capitalization of our company and activity in connection with the separation and distribution. Therefore, we do not believe a discussion of our historical results would be meaningful.

The selected historical combined consolidated financial information as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 has been derived from the audited financial statements appearing elsewhere in this information statement. The selected historical combined consolidated financial information as of December 31, 2010, 2009 and 2008 and for each of the two years in the period ended December 31, 2009 has been derived from the unaudited financial statements not included in this information statement. The summary historical combined consolidated financial information as of March 31, 2013 and March 31, 2012 has been derived from the unaudited financial statements appearing elsewhere in this information statement. The selected historical information in this section is not intended to replace these audited and unaudited financial statements.

The selected historical financial information below and the financial statements included in this information statement do not necessarily reflect what our results of operations, financial position and cash flows would have been if we had operated our initial eight properties as a stand-alone company during all periods presented, and, accordingly, this historical information should not be relied upon as an indicator of our future performance.

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)
	(In thousands, except share, per share and property data)
Statement of Operations Data
Revenue
Rooms	$38,618	$34,130	$160,811	$130,477	$114,940	$116,061	$140,995
Food and beverage	13,094	12,408	50,784	46,628	42,410	42,391	55,720
Rental income from operating leases	—	—	—	5,341	5,435	5,649	6,218
Other	2,374	2,074	9,593	9,545	10,045	10,836	13,080

Total hotel revenue	54,086	48,612	221,188	191,991	172,830	174,937	216,013
Expenses
Hotel operating expenses:
Rooms	9,506	8,276	37,001	31,429	28,625	28,079	30,397
Food and beverage	8,737	8,074	33,377	30,341	28,382	29,236	37,491
Other expense	14,255	13,466	59,013	49,949	46,205	47,350	56,177
Management fees	2,255	1,998	9,360	7,246	6,514	6,454	8,075

Total hotel expenses	34,753	31,814	138,751	118,965	109,726	111,119	132,140
Property taxes, insurance and other	2,927	2,565	10,236	9,218	10,243	11,288	11,303
Depreciation and amortization	7,450	7,572	29,549	29,816	31,255	34,215	35,213
Corporate, general and administrative	3,779	2,659	10,846	9,613	7,986	6,837	6,683

Total expenses	48,909	44,610	189,382	167,612	159,210	163,459	185,339

Operating income	5,177	4,002	31,806	24,379	13,620	11,478	30,674
Interest income	10	6	29	24	88	78	545
Other income	—	—	—	9,673	—	—	—
Interest expense and amortization of loan costs	(7,892)	(7,801)	(31,244)	(31,803)	(31,988)	(32,130)	(34,753)
Write-off of loan costs and exit fees	(1,971)	—	—	—	—	—	(513)
Unrealized loss on derivatives	(31)	—	—	—	(28)	(2)	(30)

Income before income taxes	(4,707)	(3,793)	591	2,273	(18,308)	(20,576)	(4,077)
Income tax expense	(619)	(1,096)	(4,384)	(2,636)	(628)	(611)	(353)

Net loss	(5,326)	(4,889)	(3,793)	(363)	(18,936)	(21,187)	(4,430)
(Income) loss from consolidated entities attributable to noncontrolling interest	704	122	(752)	989	2,065	594	(1,097)

Net income (loss) attributable to the Company	$(4,622)	$(4,767)	$(4,545)	$626	$(16,871)	$(20,593)	$(5,527)

Balance Sheet Data (at period end):					(Unaudited)
Cash	$13,706	$14,851	$20,313	$16,451	$14,411	$20,087	$21,379
Investment in hotel properties, net	770,158	785,109	771,936	789,170	808,322	819,629	834,459
Total assets	835,235	853,756	847,280	863,418	862,908	885,534	915,118
Total indebtedness	627,685	576,996	570,809	577,996	582,713	588,929	591,171
Total liabilities	649,934	601,873	594,902	600,376	601,369	609,302	614,720
Total equity	185,301	251,883	252,378	263,042	261,539	276,232	300,398
Total liabilities and equity	835,235	853,756	847,280	863,418	862,908	885,534	915,118
Per Share Data: (unaudited)
Pro forma basic earnings per share
Pro forma diluted earnings per share
Pro forma weighted average shares outstanding—basic
Pro forma weighted average shares outstanding—diluted
Other Data:
Number of properties at period end (unaudited)	8	8	8	8	8
Adjusted EBITDA (unaudited)	$12,122	$10,587	$56,195	$50,187	41,517
Hotel EBITDA(1) (unaudited)	16,547	14,346	73,040	66,292	53,065
AFFO (unaudited)	4,050	2,064	22,080	17,612	10,884
Cash flows (used in) provided by:
Operating activities	$9,304	$9,444	$27,852	$15,395	$21,624
Investing activities	(5,955)	(3,562)	(11,944)	(10,281)	(22,695)
Financing activities	(9,956)	(7,482)	(12,046)	(3,074)	(4,605)

(1)

We will own the Hilton La Jolla Torrey Pines and The Capital Hilton in a joint venture. The Hotel EBITDA amount for these hotels represent the total amounts for each hotel, not our pro rata amount based on our ownership percentage. Also, Hotel EBITDA is calculated as if the Courtyard Philadelphia Downtown was operated as all other hotels for all periods presented, rather than as a triple-net lease through December 1, 2011.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a reconciliation of Adjusted EBITDA, Hotel EBITDA and AFFO.

SELECTED UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following selected unaudited pro forma combined consolidated financial information as of March 31, 2013 and for the three months then ended and for the twelve months ended December 31, 2012 has been derived from the unaudited pro forma financial statements appearing elsewhere in this information statement.

The following selected unaudited pro forma combined consolidated financial information has been adjusted to give effect to the following separation transactions:

•	a contribution to Ashford Prime of the initial properties and capital of $ million, together with liabilities secured by the initial properties of $627.7 million;

•

the distribution of our common stock to Ashford Trust stockholders by Ashford Trust (assuming a              to one distribution ratio) and the related transfer to us from Ashford Trust of the Ashford Prime TRS entities;

•	the issuance of shares of common stock of Ashford Prime to the company’s non-employee directors upon completion of the separation and distribution; and

•	the exercise of the options to acquire the Pier House Resort and the Crystal Gateway Marriott.

	For the Three Months Ended March 31, 2013
	Hotel Group Combined Consolidated	Separation Adjustments	Sub-total	Pier House Resort	Crystal Gateway Marriott	Pro Forma
Revenue
Rooms	$38,618	$—	$38,618	$4,704	$8,277	$51,599
Food and beverage	13,094	—	13,094	856	3,581	17,531
Rental income from operating leases	—	—	—	—	—	—
Other	2,374	—	2,374	400	517	3,291

Total hotel revenue	54,086	—	54,086	5,960	12,375	72,421
Expenses:
Hotel operating expenses:
Rooms	9,506	—	9,506	507	2,027	12,040
Food and beverage	8,737	—	8,737	677	2,569	11,983
Other expense	14,255	—	14,255	237	3,117	17,609
Management fees	2,255	—	2,255	298	371	2,805
	—	—	—	(119)	—	—

Total hotel expenses	34,753	—	34,753	1,600	8,084	44,437
Property taxes, insurance and other	2,927	—	2,927	1,845	690	5,462
Depreciation and amortization	7,450	—	7,450	373	1,115	10,447
	—	—	—	344	1,165	—
Corporate general and administrative	3,779	—	3,779	—	580	4,359
	—	—	—	—	—	—
	—	—	—	—	—	—
	—	—	—	—	—	—

Total expenses	48,909	—	48,909	4,162	11,634	64,705

Operating income	5,177	—	5,177	1,798	741	7,716
Interest income	10	—	10	120	2	132
Other income	—	—	—	—	—	—
Interest expense and amortization of loan costs	(7,892)	—	(7,892)	(423)	(1,618)	(9,933)
Write-off of loan costs and exit fees	(1,971)	—	(1,971)	—	—	(1,971)
Unrealized loss on derivatives	(31)	—	(31)	—	—	(31)

Income (loss) before income taxes	(4,707)	—	(4,707)	1,495	(875)	(4,087)
Income tax expense	(619)	—	(619)	(57)	(328)	(876)
	—	—	—	—	128	—

Net income (loss)	(5,326)	—	(5,326)	1,438	(1,075)	(4,963)
(Income) loss from consolidated entities attributable to noncontrolling interest	704	—	704	—	—	704
(Income) loss attributable to redeemable noncontrolling interests in operating partnership	—	924	924	(288)	215	851

Net income (loss) attributable to the Company	$(4,622)	$924	$(3,698)	$1,150	$(860)	$(3,408)

Balance Sheet Data (at period end):
Investment in hotel properties, net	$770,158			$87,034	$221,099
Total assets	835,236			87,034	221,099
Total indebtedness	627,685			—	102,224
Total liabilities	649,934			—	102,224
Total equity	185,301			87,034	118,875
Total liabilities and equity	835,236			87,034	221,099
Per Share Data:
Pro forma basic earnings per share
Pro forma diluted earnings per share
Pro forma weighted average shares outstanding—basic
Pro forma weighted average shares outstanding—diluted
Other Data:
Number of properties at period end	8					10
Adjusted EBITDA	$12,122					$18,284
Hotel EBITDA(1)	16,547					23,656
AFFO	4,050					8,262
Cash flows (used in) provided by:
Operating activities	$9,304
Investing activities	(5,955)
Financing activities	(9,956)

(1)

We will own the Hilton La Jolla Torrey Pines and The Capital Hilton in a joint venture. The Hotel EBITDA amounts for these hotels represent the total amounts for each hotel, not our pro rata amount based on our ownership percentage. Also, Hotel EBITDA is calculated as if the Courtyard Philadelphia Downtown was operated as all other hotels for all periods presented, rather than as a triple-net lease through December 1, 2011.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a reconciliation of Adjusted EBITDA, Hotel EBITDA and AFFO.

	For the Year Ended December 31, 2012
	Hotel Group Combined Consolidated	Separation Adjustments	Sub-total	Pier House Resort	Crystal Gateway Marriott	Pro Forma
Revenue
Rooms	$160,811	$—	$160,811	$14,318	$34,750	$209,879
Food and beverage	50,784	—	50,784	2,997	14,928	68,709
Rental income from operating leases	—	—	—	—	—	—
Other	9,593	—	9,593	1,376	1,964	12,933

Total hotel revenue	221,188	—	221,188	18,691	51,642	291,521
Expenses:
Hotel operating expenses:
Rooms	37,001	—	37,001	2,102	7,892	46,995
Food and beverage	33,377	—	33,377	2,493	9,731	45,601
Other expense	59,013	—	59,013	864	13,956	73,833
Management fees	9,360	—	9,360	935	1,549	11,470
	—	—	—	(374)	—	—

Total hotel expenses	138,751	—	138,751	6,020	33,128	177,899
Property taxes, insurance and other	10,236		10,236	7,059	2,596	19,891
Depreciation and amortization	29,549	—	29,549	1,489	5,836	41,537
	—	—	—	1,378	3,285	—
Transaction Costs	—	—	—	—	—	—
Corporate general and administrative	10,846	—	10,846	—	1,668	12,514
	—	—	—	—	—	—
	—	—	—	—	—	—
	—	—	—	—	—	—

Total expenses	189,382	—	189,382	15,946	46,513	251,841

Operating income	31,806	—	31,806	2,745	5,129	39,680
Interest income	29	—	29	47	11	87
Other income	—	—	—	—	—	—
Interest expense and amortization of loan costs	(31,244)	—	(31,244)	(1,626)	(6,630)	(39,500)

Income (loss) before income taxes	591	—	591	1,166	(1,490)	267
Income tax expense	(4,384)	—	(4,384)	(165)	(1,303)	(5,268)
	—	—	—	—	584	—

Net income (loss)	(3,793)	—	(3,793)	1,001	(2,209)	(5,001)
(Income) loss from consolidated entities attributable to noncontrolling interest	(752)	—	(752)	—	—	(752)
(Income) loss attributable to redeemable noncontrolling interests in operating partnership	—	909	909	(200)	442	1,151

Net income (loss) attributable to the Company	$(4,545)	$909	$(3,636)	$801	$(1,767)	$(4,602)

Other Data:
Number of properties at period end	8					10
Adjusted EBITDA	$56,195					$76,202
Hotel EBITDA(1)	73,040					96,144
AFFO	22,080					34,011
Cash flows (used in) provided by:
Operating activities	$27,852
Investing activities	(11,944)
Financing activities	(12,046)

(1)

We will own the Hilton La Jolla Torrey Pines and The Capital Hilton in a joint venture. The Hotel EBITDA amounts for these hotels represent the total amounts for each hotel, not our pro rata amount based on our ownership percentage. Also, Hotel EBITDA is calculated as if the Courtyard Philadelphia Downtown was operated as all other hotels for all periods presented, rather than as a triple-net lease through December 1, 2011.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations together with the financial statements and related notes that are included elsewhere in this information statement. This discussion contains forward looking statements based upon current expectations that involve numerous risks and uncertainties. Our actual results may differ materially from those anticipated in these forward looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in this information statement. See “Risk Factors” and “Cautionary Statement Regarding Forward Looking Statements.”

In this section, unless the context otherwise requires, references to “we,” “us” and “our” refer to the eight selected properties for which we have provided financial information in this information statement.

Overview

Ashford Prime is a newly formed, externally-advised Maryland corporation that invests primarily in high RevPAR, luxury, upper-upscale and upscale hotels. Our hotels will be located predominantly in domestic and international gateway markets. Upon completion of the separation and distribution, we will own interests in eight hotels in five states and the District of Columbia with 3,146 total rooms. The hotels in our initial portfolio are located in U.S. gateway markets with favorable growth characteristics resulting from multiple demand generators and limited risk of additional supply. Our initial portfolio generated RevPAR of $140.20 for the year ended December 31, 2012, which is 215% of the average of the U.S. lodging industry, according to Smith Travel Research, Inc.

Ashford Trust, an NYSE-listed REIT focused on investing opportunistically across all segments and at all levels of the capital structure within the hospitality industry, will contribute our initial assets to us. Ashford Advisor, a subsidiary of Ashford Trust, will be our external advisor. All of the hotels in our initial portfolio are currently asset-managed by our advisor. Upon completion of the separation and distribution, Ashford Trust will beneficially own common units of our operating partnership, Ashford Prime OP, representing 20% of our company on a fully-diluted basis.

We believe that the current market environment presents attractive opportunities for us to acquire additional hotels that are compatible with our investment strategy. We also believe that current lodging market fundamentals present favorable opportunities for RevPAR and EBITDA growth at our eight initial hotels.

We intend to elect to be treated as a REIT for federal income tax purposes, and we intend to conduct our business and own substantially all of our assets through our operating partnership.

We will own six of our initial hotel properties directly, and the remaining two hotel properties through a majority-owned investment in an entity, which represents 3,146 total rooms, or 2,912 net rooms excluding those attributable to our partner. Currently, all of our hotel properties are located in the United States.

Discussion of Presentation

The discussion below relates to the financial condition and results of operation of the eight initial properties contributed to us by Ashford Trust as if they were owned by an entity separate from Ashford Trust during the periods presented. These combined consolidated historical financial statements have been prepared on a “carve-out” basis from Ashford Trust’s consolidated financial statements using the historical results of operations, cash flows, assets and liabilities attributable to our eight initial properties and include allocations of income, expenses, assets and liabilities from Ashford Trust. These allocations reflect significant assumptions, and the financial statements do not fully reflect what our financial positions, results of operations and cash flows would have been had we been a stand-alone company owning the eight initial properties during the periods presented. As a result, historical financial information is not necessarily indicative of our future results of operations, financial positions and cash flows.

As an example of allocations relating to the “carve out” presentation, we note that corporate general and administrative expense and certain indirect costs have been allocated. Corporate general and administrative expense represents an allocation of certain Ashford Trust corporate general and administrative costs including salaries and benefits, stock based compensation, legal and professional fees, rent expense and office expenses. Any expenses that were determined to be directly related to any hotel property or specific transaction were allocated directly to the related hotel. However, any indirect costs were allocated pro rata across all hotels owned by Ashford Trust, including the eight initial properties contributed to us, based on the gross investment value for all such hotels. Indirect costs are primarily attributable to certain ownership costs related to specific hotel properties but paid by Ashford Trust. Indirect costs are included in “Other expenses” in the combined consolidated financial statements. Additionally, interest income reflects earnings on amounts held as reserves by lenders and property managers.

Key Indicators of Operating Performance

We use a variety of operating and other information to evaluate the operating performance of our business. These key indicators include financial information that is prepared in accordance with GAAP as well as other financial measures that are non-GAAP measures. In addition, we use other information that may not be financial in nature, including statistical information and comparative data. We use this information to measure the operating performance of our individual hotels, groups of hotels and/or business as a whole. We also use these metrics to evaluate the hotels in our portfolio and potential acquisitions to determine each hotel’s contribution to cash flow and its potential to provide attractive long-term total returns. These key indicators include:

•

Occupancy—Occupancy means the total number of hotel rooms sold in a given period divided by the total number of rooms available. Occupancy measures the utilization of our hotels’ available capacity. We use occupancy to measure demand at a specific hotel or group of hotels in a given period.

•

ADR—ADR means average daily rate and is calculated by dividing total hotel room revenues by total number of rooms sold in a given period. ADR measures average room price attained by a hotel and ADR trends provide useful information concerning the pricing environment and the nature of the customer base of a hotel or group of hotels. We use ADR to assess the pricing levels that we are able to generate.

•

RevPAR—RevPAR means revenue per available room and is calculated by multiplying ADR by the average daily occupancy. RevPAR is one of the commonly used measures within the hotel industry to evaluate hotel operations. RevPAR does not include revenues from food and beverage sales or parking, telephone or other non-room revenues generated by the property. Although RevPAR does not include these ancillary revenues, it is generally considered the leading indicator of core revenues for many hotels. We also use RevPAR to compare the results of our hotels between periods and to analyze results of our comparable hotels (comparable hotels represent hotels we have owned for the entire period).

RevPAR changes that are primarily driven by changes in occupancy have different implications for overall revenues and profitability than changes that are driven primarily by changes in ADR. For example, an increase in occupancy at a hotel would lead to additional variable operating costs (including housekeeping services, utilities and room supplies) and could also result in increased other operating department revenue and expense. Changes in ADR typically have a greater impact on operating margins and profitability as they do not have a substantial effect on variable operating costs.

Occupancy, ADR and RevPAR are commonly used measures within the lodging industry to evaluate operating performance. RevPAR is an important statistic for monitoring operating performance at the individual hotel level and across our entire business. We evaluate individual hotel RevPAR performance on an absolute basis with comparisons to budget and prior periods, as well as on a regional and company-wide basis. ADR and RevPAR include only room revenue. Room revenue comprised approximately 73% of our total revenue for the year ended December 31, 2012 and is dictated by demand (as measured by occupancy), pricing (as measured by ADR) and our available supply of hotel rooms.

Another commonly used measure in the lodging industry is the RevPAR penetration index, which measures a hotel’s RevPAR in relation to the average RevPAR of that hotel’s competitive set. We use the RevPAR penetration index as an indicator of a hotel’s market share in relation to its competitive set selected by our advisor. However, the RevPAR penetration index for a particular hotel is not necessarily reflective of that hotel’s relative share of any particular lodging market, and instead provides the relative revenue per room generated by each such property as compared to the competitive set chosen by our advisor. The RevPAR penetration index for a particular hotel is calculated as the quotient of (1) the subject hotel’s RevPAR divided by (2) the average RevPAR of the hotels in the subject hotel’s competitive set including the subject hotel, multiplied by 100. For example, if a hotel’s RevPAR is $150 and the average RevPAR of the hotels in its competitive set is $150 including our hotel, the RevPAR penetration index would be 100, which would indicate that the subject hotel is capturing its fair market share in relation to its competitive set (i.e., the hotel’s RevPAR is, on average, the same as its competitors). If, however, a hotel’s RevPAR is $175 and the average RevPAR of the hotels in its competitive set is $150, the RevPAR penetration index of the subject hotel would be 116.7, which would indicate that the subject hotel maintains a RevPAR premium of approximately 16.7% (and, therefore, a market share premium) in relation to its competitive set. RevPAR data, other than the RevPAR of our eight initial hotels, used in calculating RevPAR penetration indices in this information statement was provided by Smith Travel Research.

One critical component in this calculation is the determination of a hotel’s competitive set, which consists of a small group of hotels in the relevant market that we and the hotel management company that manages the hotel believe are comparable for purposes of benchmarking the performance of such hotel. A hotel’s competitive set is mutually agreed upon by us and the hotel’s management company. Factors that we consider when establishing a competitive set include geographic proximity, brand affiliations and rate structure, as well as the level of service provided at the hotel. Competitive set determinations are highly subjective, however, and our methodology for determining a hotel’s competitive set may differ materially from those used by other hotel owners and/or management companies.

For the year ended December 31, 2012, the portfolio wide RevPAR penetration index of our initial hotels was 110.6, which indicates that, on average, our initial hotels maintained a market share premium of approximately 110.6% in relation to its competitive set.

We also use FFO, AFFO, EBITDA, Adjusted EBITDA and Hotel EBITDA as measures of the operating performance of our business. See “—Non-GAAP Financial Measures.”

Principal Factors Affecting Our Results of Operations and Hotel EBITDA

The principal factors affecting our operating results include overall demand for hotel rooms compared to the supply of available hotel rooms, and the ability of our third-party management companies to increase or maintain revenues while controlling expenses.

Demand. The demand for lodging, including business travel, is directly correlated to the overall economy; as GDP increases, lodging demand increases. Historically, periods of declining demand are followed by extended periods of relatively strong demand, which typically occurs during the growth phase of the lodging cycle.

Following the recession that commenced in 2008, the lodging industry has experienced improvement in fundamentals, including demand, which has continued into 2013. We believe improvements in the economy will continue to positively impact the lodging industry and hotel operating results for several years to come.

Supply. The development of new hotels is driven largely by construction costs, the availability of financing and expected performance of existing hotels.

In its June 2013—August 2013 edition of Hotel Horizons, PKF Hospitality Research, LLC projected the following growth in room demand, RevPAR and supply through 2016:

Year	Room Demand Growth	RevPAR Growth	Supply Growth
2013	2.6%	6.1%	0.8%
2014	3.3%	7.7%	1.0%
2015	3.4%	8.5%	1.4%
2016	1.8%	5.3%	2.0%

Compound Annual Growth Rate	2.8%	6.9%	1.3%

We expect that our ADR, occupancy and RevPAR performance will be impacted by macroeconomic factors such as national and local employment growth, personal income and corporate earnings, GDP, consumer confidence, office vacancy rates and business relocation decisions, airport and other business and leisure travel, new hotel construction, the pricing strategies of competitors and currency fluctuations. In addition, our ADR, occupancy and RevPAR performance are dependent on the continued success of the Marriott and Hilton brands.

Revenue. Substantially all of our revenue is derived from the operation of hotels. Specifically, our revenue is comprised of:

•	Room revenue—Occupancy and ADR are the major drivers of room revenue. Room revenue accounts for the substantial majority of our total revenue.

•

Food and beverage revenue—Occupancy and the type of customer staying at the hotel are the major drivers of food and beverage revenue (i.e., group business typically generates more food and beverage business through catering functions when compared to transient business, which may or may not utilize the hotel’s food and beverage outlets or meeting and banquet facilities).

•	Other hotel revenue—Occupancy and the nature of the property are the main drivers of other ancillary revenue, such as telecommunications, parking and leasing services.

Hotel Operating Expenses. The following presents the components of our hotel operating expenses:

•

Room expense—These costs include housekeeping wages and payroll taxes, reservation systems, room supplies, laundry services and front desk costs. Like room revenue, occupancy is the major driver of room expense and, therefore, room expense has a significant correlation to room revenue. These costs can increase based on increases in salaries and wages, as well as the level of service and amenities that are provided.

•

Food and beverage expense—These expenses primarily include food, beverage and labor costs. Occupancy and the type of customer staying at the hotel (i.e., catered functions generally are more profitable than restaurant, bar or other on-property food and beverage outlets) are the major drivers of food and beverage expense, which correlates closely with food and beverage revenue.

•

Management fees—Base management fees are computed as a percentage of gross revenue. Incentive management fees generally are paid when operating profits exceed certain threshold levels. See “Certain Agreements—Hotel Management Agreements.”

•

Other hotel expenses—These expenses include labor and other costs associated with the other operating department revenues, as well as labor and other costs associated with administrative departments, franchise fees, sales and marketing, repairs and maintenance and utility costs.

Most categories of variable operating expenses, including labor costs such as housekeeping, fluctuate with changes in occupancy. Increases in occupancy are accompanied by increases in most categories of variable operating expenses, while increases in ADR typically only result in increases in limited categories of operating costs and expenses, such as franchise fees, management fees and credit card processing fee expenses which are based on hotel revenues. Thus, changes in ADR have a more significant impact on operating margins than changes in occupancy.

Critical Accounting Policies

Our accounting policies are fully described in Note 2 of Notes to The Ashford Hospitality Prime Hotels Combined Consolidated Financial Statements included in this information statement. Except where specifically stated to the contrary, we expect the critical accounting policies of Ashford Hospitality Prime, Inc. to be substantially similar to those of The Ashford Hospitality Prime Hotels. We believe that the following discussion addresses our most critical accounting policies, representing those policies considered most vital to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective, and complex judgments.

Management Agreements. In connection with the acquisitions by Ashford Trust of our initial hotel properties, Ashford Trust assumed certain management agreements existing at the time of the acquisition, and in connection with the contribution of these hotels to us, we have assumed these management agreements. Based on a review of these management agreements, Ashford Trust concluded that certain terms of these management agreements were more favorable to the respective managers than typical current market management agreements at the time of the acquisition. As a result, Ashford Trust recorded unfavorable contract liabilities related to these management agreements of $1.5 million as of the respective acquisition dates based on the present value of expected cash outflows over the initial terms of the related agreements. At March 31, 2013, $593,000 of unfavorable contract liabilities remained related to our hotel management agreements other than our Hilton agreements. Such unfavorable contract liabilities are being amortized as non-cash reductions to incentive management fees on a straight-line basis over the initial terms of the related agreements.

Income Taxes. At March 31, 2013, we had a valuation allowance of approximately $2.1 million, which substantially offsets our deferred tax asset. As a result of consolidated losses in the first three months of 2013 and in 2012, 2011 and 2010, and the limitations imposed by the Code on the utilization of net operating losses of acquired subsidiaries, we believe that it is more likely than not our deferred tax asset will not be realized, and therefore, we have provided a valuation allowance to substantially reserve the balance. At March 31, 2013, we have net operating loss carryforwards for federal income tax purposes of approximately $3.9 million, which are attributable to the subsidiaries being conveyed to us in connection with the separation and distribution and begin to expire in 2023. These loss carry-forwards may be available to offset future taxable income, if any, through 2023, but there are substantial limitations on their use.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued accounting guidance that clarified the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The guidance prescribes a financial statement recognition and measurement attribute for the recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides direction on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We classify interest and penalties related to underpayment of income taxes as income tax expense. We and our subsidiaries will file income tax returns in the U.S. federal jurisdiction and various states and cities. Tax years 2009 through 2012 remain subject to potential examination by certain federal and state taxing authorities. Income tax examinations of certain of our taxable corporate subsidiaries are currently in process; see Note 11 of Notes to Combined Consolidated Financial Statements included in this information statement. Accordingly, we believe that the results of the completion of these examinations will not have a material adverse effect on our financial condition or results of operations.

Investment in Hotel Properties. Hotel properties are generally stated at cost. For hotel properties owned through our majority-owned entities, the carrying basis attributable to the partners’ minority ownership is recorded at historical cost, net of any impairment charges, while the carrying basis attributable to our majority ownership is recorded based on the allocated purchase price of our ownership interests in the entities. All improvements and additions which extend the useful life of the hotel properties are capitalized.

Impairment of Investment in Hotel Properties. Hotel properties are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of the hotel is measured by comparison of the carrying amount of the hotel to the estimated future undiscounted cash flows, which take into account current market conditions and our intent with respect to holding or disposing of the hotel. If our analysis indicates that the carrying value of the hotel is not recoverable on an undiscounted cash flow basis, we recognize an impairment charge for the amount by which the property’s net book value exceeds its estimated fair value, less cost to sell. In evaluating the impairment of hotel properties, we make many assumptions and estimates, including projected cash flows, expected holding period and expected useful life. Fair value is determined through various valuation techniques, including internally developed undiscounted cash flow models, comparable market transactions and third-party appraisals, where considered necessary. If an asset is deemed to be impaired, we record an impairment charge for the amount that the property’s net book value exceeds its estimated fair value, or fair value less cost to sell. During 2012, 2011 and 2010, we have not recorded any impairment charges.

Depreciation and Amortization Expense. Depreciation expense is based on the estimated useful life of the assets, while amortization expense for leasehold improvements is based on the shorter of the lease term or the estimated useful life of the related assets. Presently, hotel properties are depreciated using the straight-line method over lives which range from 7.5 to 39 years for buildings and improvements and three to five years for furniture, fixtures, and equipment. While we believe our estimates are reasonable, a change in estimated lives could affect depreciation expense and net income (loss) as well as resulting gains or losses on potential hotel sales.

Revenue Recognition. Hotel revenues, including room, food, beverage, and ancillary revenues such as long-distance telephone service, laundry, parking and space rentals, are recognized when services have been rendered. Rental income represents income from leasing hotel properties to third-party tenants on triple-net operating leases. Base rent on the triple-net lease is recognized on a straight-line basis over the lease terms and variable rent is recognized when earned. Taxes collected from customers and submitted to taxing authorities are not recorded in revenue.

Share-Based Compensation. Prior to the completion of the separation and distribution, we intend to adopt two equity incentive plans that provide for the grant of restricted or unrestricted shares of our common stock, options to purchase our common stock and share awards (including restricted shares and restricted share units), share appreciation rights, performance shares, performance units and other equity-based awards, including LTIP units, or any combination of the foregoing. Equity-based compensation will be recognized as an expense in the financial statements over the vesting period and measured at the fair value of the award on the date of grant. The amount of the expense may be subject to adjustment in future periods depending on the specific characteristics of the equity-based award and the application of the accounting guidance.

Recently Adopted Accounting Standards

In December 2011 and further amended in November 2012, the FASB issued accounting guidance to require disclosures about offsetting assets and liabilities. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements that are either netted on the balance sheet or subject to an enforceable master netting agreement or similar arrangement. The new accounting guidance is effective for fiscal years, and interim periods within those years, beginning after January 1, 2013 and the disclosures should be reported retrospectively for all comparative periods presented. We adopted this accounting guidance on January 1, 2013. The adoption of this accounting guidance did not have any impact on our financial position or results of operations.

Results of Operations

Marriott currently manages six of our properties. For these Marriott-managed hotels, through fiscal 2012, the fiscal year reflects 12 weeks of operations for each of the first three quarters of the year and 16 weeks for the fourth quarter of the year. Beginning in 2013, the fiscal quarters end on March 31, June 30, September 30 and December 31. Therefore, in any given quarterly period, period-over-period results will have different ending dates. For Marriott-managed hotels, the fourth quarters of 2012, 2011 and 2010 ended December 28, 2012, December 30, 2011 and December 31, 2010, respectively. The first quarters of 2013 and 2012 began on December 29, 2012 and December 31, 2011, respectively and ended on March 31, 2013 and March 23, 2012, respectively. As a result the quarter ended March 31, 2013 contained 93 days while the quarter ended March 23, 2012 contained 84 days. Prior results have not been adjusted. Hilton’s fiscal year and fiscal quarters correspond to our calendar year and calendar quarter reporting.

Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012

The following table summarizes the changes in key line items from our combined consolidated statements of operations for the three months ended March 31, 2013 and 2012 (in thousands):

	Three Months Ended March 31,		$ Change	% Change
	2013	2012
Revenue
Rooms	$38,618	$34,130	$4,488	13.1%
Food and beverage	13,094	12,408	686	5.5%
Other	2,374	2,074	300	14.5%

Total hotel revenue	54,086	48,612	5,474	11.3%
Expenses
Hotel operating expenses:
Rooms	9,506	8,276	1,230	14.9%
Food and beverage	8,737	8,074	663	8.2%
Other expenses	14,255	13,466	789	5.9%
Management fees	2,255	1,998	257	12.9%

Total hotel expenses	34,753	31,814	2,939	9.2%
Property taxes, insurance and other	2,927	2,565	362	14.1%
Depreciation and amortization	7,450	7,572	(122)	(1.6%)
Corporate, general and administrative	3,779	2,659	1,120	42.1%

Total expenses	48,909	44,610	4,299	9.6%

Operating income	5,177	4,002	1,175	29.4%
Interest income	10	6	4	66.7%
Interest expense and amortization of loan costs	(7,892)	(7,801)	(91)	1.2%
Write-off of loan costs and exit fees	(1,971)	—	(1,971)	—
Unrealized loss on derivatives	(31)	—	(31)	—

Loss before income taxes	(4,707)	(3,793)	(914)	24.1%
Income tax expense	(619)	(1,096)	477	(43.5%)

Net loss	(5,326)	(4,889)	(437)	8.9%
Loss from consolidated joint ventures attributable to noncontrolling interests	704	122	582	477.0%

Net loss attributable to the Company	$(4,622)	$(4,767)	$145	(3.0%)

Net loss represents the operating results of eight hotel properties for the three months ended March 31, 2013 and 2012.

The following table illustrates the key performance indicators of these hotels:

	Three Months Ended March 31,
	2013	2012
Occupancy	73.39%	72.65%
ADR (average daily rate)	$181.60	$173.47
RevPAR (revenue per available room)	$133.27	$126.02
Room revenue (in thousands)	$38,618	$34,130
Total hotel revenue (in thousands)	$54,086	$48,612

Rooms Revenue. Rooms revenue from our hotels increased $4.5 million, or 13.1%, during the three months ended March 31, 2013 (the “2013 quarter”) compared to the three months ended March 31, 2012 (the “2012 quarter”). During the 2013 quarter, we experienced a 74 basis point increase in occupancy and a 4.7% increase in room rates as the economy continued to improve. Rooms revenue at The Capital Hilton increased $869,000 which was primarily attributable to the presidential inauguration in the 2013 quarter. Rooms revenue decreased $359,000 at the Hilton La Jolla Torrey Pines as a result of a major renovation. Additionally, our six Marriott-managed hotels had nine extra days in the 2013 quarter when compared to the 2012 quarter.

Food and Beverage Revenue. Food and beverage revenues from our hotels increased $686,000, or 5.5%, to $13.1 million during the 2013 quarter. This increase is primarily attributable to our six Marriott-managed hotels that had nine extra days in the 2013 quarter when compared to the 2012 quarter offset by lower food and beverage revenue at the La Jolla Hilton as a result of a major renovation.

Other Revenue. Other hotel revenue, which consists mainly of telecommunications, parking and rentals, experienced an increase of $300,000 primarily attributable to our six Marriott-managed hotels that had nine extra days in the 2013 quarter when compared to the 2012 quarter.

Rooms Expense. Rooms expense increased $1.2 million, or 14.9%, to $9.5 million in the 2013 quarter. Rooms margin decreased 37 basis points from 75.8% to 75.4%. The increase is attributable to increased room revenue as well as the nine extra days during the 2013 quarter for our Marriott-managed hotels.

Food and Beverage Expense. Food and beverage expense increased $663,000, or 8.2%, to $8.7 million during the 2013 quarter. The increase is attributable to increased food and beverage revenue resulting from the nine extra days during the 2013 quarter for our Marriott-managed hotels.

Other Operating Expenses. Other expense increased $789,000, or 5.9%, to $14.3 million in the 2013 quarter. Hotel operating expenses consist of direct expenses from departments associated with revenue streams and indirect expenses associated with support departments and incentive management fees. We experienced an increase of $23,000 in direct expenses and an increase of $766,000 in indirect expenses and incentive management fees in the 2013 quarter. The direct expenses were 1.9% of total hotel revenue for the 2013 quarter and 2.1% for the 2012 quarter.

Management Fees. Base management fees increased $257,000, or 12.9%, to $2.3 million in the 2013 quarter as a result of higher hotel revenue in the 2013 quarter.

Property Taxes, Insurance and Other. Property taxes, insurance and other increased $362,000 for the 2013 quarter to $2.9 million. The increase is primarily due to higher property taxes at one hotel property.

Depreciation and Amortization. Depreciation and amortization decreased $122,000 for the 2013 quarter compared to the 2012 quarter due to a decrease in depreciation for certain assets that had been fully depreciated during 2012.

Corporate General and Administrative. Corporate general and administrative expenses increased to $3.8 million in the 2013 quarter period compared to $2.7 million in the 2012 quarter primarily due to additional expense associated with accelerated vestings of LTIP units of Ashford Trust’s chairman emeritus as a result of his retirement and new role.

Interest Income. Interest income was $10,000 and $6,000 for the 2013 quarter and the 2012 quarter, respectively.

Interest Expense and Amortization of Loan Costs. Interest expense and amortization of loan costs increased $91,000 to $7.9 million for the 2013 quarter from $7.8 million for the 2012 quarter. The average LIBOR rates for the 2013 quarter and the 2012 quarter were 0.20% and 0.26%, respectively.

Write-off of Loan Costs and Exit Fees. In the 2013 quarter, we refinanced our $141.0 million mortgage loan due August 2013 with a $199.9 million mortgage loan due February 2018. As a result we wrote-off unamortized loan costs of $472,000 and incurred additional loan costs of $1.5 million. In the 2012 quarter, we did not incur any write-offs of loan costs.

Unrealized Loss on Derivatives. We recorded an unrealized loss on derivatives of $31,000 for the 2013 quarter. The unrealized loss for the 2013 quarter is an unrealized loss on an interest rate cap entered into in conjunction with our $199.9 million mortgage loan. No unrealized gain or loss was recorded in the 2012 quarter. The fair value of the interest rate cap is primarily based on movements in the LIBOR forward curve and the passage of time.

Income Tax Expense. We recorded an income tax expense of $619,000 and $1.1 million for the 2013 quarter and the 2012 quarter, respectively. The decrease in tax expense in the 2013 quarter is primarily due to lower profitability in our taxable corporate subsidiaries resulting from an increase in certain indirect expenses.

Loss from Consolidated Entities Attributable to Noncontrolling Interests. The noncontrolling interest partners in consolidated entities were allocated losses of $704,000 and $122,000 for the 2013 quarter and the 2012 quarter, respectively. At March 31, 2013, noncontrolling interests in consolidated entities represented an ownership interest of 25% in two hotel properties held by one entity.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

	Year Ended December 31,
	2012	2011	$ Change	% Change
Revenue
Rooms	$160,811	$130,477	$30,334	23.2%
Food and beverage	50,784	46,628	4,156	8.9%
Rental income from operating leases	—	5,341	(5,341)	(100.0%)
Other	9,593	9,545	48	0.5%

Total hotel revenue	221,188	191,991	29,197	15.2%
Expenses
Hotel operating expenses:
Rooms	37,001	31,429	5,572	17.7%
Food and beverage	33,377	30,341	3,036	10.0%
Other expenses	59,013	49,949	9,064	18.1%
Management fees	9,360	7,246	2,114	29.2%

Total hotel expenses	138,751	118,965	19,786	16.6%
Property taxes, insurance and other	10,236	9,218	1,018	11.0%
Depreciation and amortization	29,549	29,816	(267)	(0.9%)
Corporate, general and administrative	10,846	9,613	1,233	12.8%

Total expenses	189,382	167,612	21,770	13.0%

Operating income	31,806	24,379	7,427	30.5%
Interest income	29	24	5	20.8%
Other income	—	9,673	(9,673)	(100.0%)
Interest expense and amortization of loan costs	(31,244)	(31,803)	559	(1.8%)

Income before income taxes	591	2,273	(1,682)	(74.0%)
Income tax expense	(4,384)	(2,636)	(1,748)	66.3%

Net loss	(3,793)	(363)	(3,430)	944.9%
(Income) loss from consolidated entities attributable to noncontrolling interests	(752)	989	(1,741)	(176.0%)

Net income (loss) attributable to the Company	$(4,545)	$626	$(5,171)	(826.0%)

Net loss represents the operating results of eight hotel properties for the years ended December 31, 2012 and 2011. We began consolidating the operations of the Courtyard Philadelphia Downtown in Philadelphia, PA (“Courtyard Philadelphia Downtown”) on December 2, 2011. This hotel previously was under a triple-net operating lease for which we only recorded rental income through December 1, 2011. The following table illustrates the key performance indicators of our hotels for the periods indicated:

	Year Ended December 31,
	2012	2011
Occupancy	77.40%	75.90%
ADR (average daily rate)	$181.13	$175.64
RevPAR (revenue per available room)	$140.20	$133.31
Room revenue (in thousands)	$160,811	$130,477
Total hotel revenue (in thousands)	$221,188	$191,991

Rooms Revenue. Rooms revenue for the year ended December 31, 2012 (“2012”) increased $30.3 million, or 23.2%, to $160.8 million from $130.5 million for the year ended December 31, 2011 (“2011”). During 2012, we experienced a 150 basis point increase in occupancy and a 3.1% increase in room rates as the economy continued to improve. Rooms revenue increased $21.7 million as a result of the related assignment to us of the remaining 11% ownership interest in an entity which previously held the Courtyard Philadelphia Downtown under a triple-net lease until December 2011. Rooms revenue increased $1.8 million at the Seattle Marriott Waterfront as a result of the hotel being under renovation in 2011. These increases were offset by lower rooms revenue at The Capital Hilton during the fourth quarter of 2012 due to the U.S. federal government cutbacks and Hurricane Sandy.

Food and Beverage Revenue. Food and beverage revenue experienced an increase of $4.2 million, or 8.9%, to $50.8 million in 2012. Food and beverage revenue increased $3.8 million as a result of consolidating the Courtyard Philadelphia Downtown.

Rental Income from Operating Leases. Rental income from the triple-net operating lease decreased $5.3 million in 2012 as a result of consolidating the Courtyard Philadelphia Downtown.

Other Revenue. Other hotel revenue, which consists mainly of telecommunications, parking and rent, experienced a slight increase of $48,000 during 2012.

Rooms Expense. Rooms expense increased $5.6 million or 17.7%, to $37.0 million in 2012. Rooms expense increased $4.6 million as a result of consolidating the Courtyard Philadelphia Downtown. Rooms margin increased 110 basis points from 75.9% to 77.0%.

Food and Beverage Expense. Food and beverage expense increased $3.0 million, or 10.0%, to $33.4 million during 2012. Food and beverage expense increased $2.3 million as a result of consolidating the Courtyard Philadelphia Downtown.

Other Operating Expense. Other expense increased $9.1 million, or 18.1%, to $59.0 million in 2012. Hotel operating expenses consist of direct expenses from departments associated with revenue streams and indirect expenses associated with support departments and incentive management fees. We experienced increases of $171,000 in direct expenses and $8.9 million in indirect expenses. Of those amounts, increases in direct expenses of $98,000 and increases in indirect expenses of $7.3 million were attributable to consolidating the Courtyard Philadelphia Downtown. Direct expenses were 1.8% and 2.0% of total hotel revenue for 2012 and 2011, respectively.

Management Fees. Base management fees increased $2.1 million, or 29.2%, to $9.4 million in 2012. Base management fees increased $1.7 million as a result of consolidating the Courtyard Philadelphia Downtown. The remaining increase is attributable to higher hotel revenue.

Property Taxes, Insurance, and Other. Property taxes, insurance, and other increased $1.0 million during 2012 to $10.2 million. The increase is primarily due to a $1.3 million increase in property taxes resulting from refunds and reductions in 2011 related to successful appeals and increased property value assessments related to certain hotels in 2012, offset by decreased insurance expense of $241,000 resulting from lower premiums for insurance policies and a reduction in deductibles for losses of $33,000.

Depreciation and Amortization. Depreciation and amortization decreased $267,000 for 2012, compared to 2011, primarily due to a decrease in depreciation for certain assets that became fully depreciated during 2012.

Corporate General and Administrative. Corporate general and administrative expenses increased $1.2 million to $10.8 million for 2012 compared to $9.6 million for 2011. This increase was primarily attributable to stock based compensation related to LTIP grants.

Interest Income. Interest income was $29,000 and $24,000 for 2012 and 2011, respectively.

Other Income. Through December 1, 2011, the Courtyard Philadelphia Downtown was held by an entity in which we had an ownership interest of 89% and was leased on a triple-net lease basis to a third-party tenant. Effective December 2, 2011, we obtained the remaining 11% ownership interest from our partner as a result of a dispute resolution. The triple-net lease agreement was canceled and the operating results of the Courtyard Philadelphia Downtown have been included in our combined consolidated statements of operations since December 2, 2011. We recognized a gain of $9.7 million for this transaction, consisting of the assignment of an $8.1 million note receivable and an agreement to retain $1.6 million of security deposits that were originally refundable.

Interest Expense and Amortization of Loan Costs. Interest expense and amortization of loan costs decreased $559,000 to $31.2 million for 2012 from $31.8 million for 2011. The decrease is primarily due to lower loan balances in 2012 compared to 2011. The average LIBOR rates for 2012 and 2011 were 0.24% and 0.23%, respectively.

Income Tax Expense. We recorded income tax expense of $4.4 million and $2.6 million for 2012 and 2011, respectively. The increase in income tax expense in 2012 is primarily due to increased profitability in our taxable corporate subsidiaries.

(Income) Loss from Consolidated Entities Attributable to Noncontrolling Interests. Noncontrolling interest partners in consolidated entities were allocated income of $752,000 in 2012 and a loss of $989,000 during 2011. At December 31, 2012, noncontrolling interests in a consolidated entity represented an ownership interest of 25% in two hotel properties held by one entity.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

The following table summarizes the changes in key line items from our combined consolidated statements of operations for the years ended December 31, 2011 and 2010 (in thousands):

	Year Ended December 31,
	2011	2010	$ Change	% Change
Revenue
Rooms	$130,477	$114,940	$15,537	13.5%
Food and beverage	46,628	42,410	4,218	9.9%
Rental income from operating leases	5,341	5,435	(94)	(1.7%)
Other	9,545	10,045	(500)	(5.0%)

Total hotel revenue	191,991	172,830	19,161	11.1%
Expenses
Hotel operating expenses:
Rooms	31,429	28,625	2,804	9.8%
Food and beverage	30,341	28,382	1,959	6.9%
Other expenses	49,949	46,205	3,744	8.1%
Management fees	7,246	6,514	732	11.2%

Total hotel expenses	118,965	109,726	9,239	8.4%
Property taxes, insurance and other	9,218	10,243	(1,025)	(10.0%)
Depreciation and amortization	29,816	31,255	(1,439)	(4.6%)
Corporate, general and administrative	9,613	7,986	1,627	20.4%

Total expenses	167,612	159,210	8,402	5.3%

Operating income	24,379	13,620	10,759	79.0%
Interest income	24	88	(64)	(72.7%)
Other income	9,673	—	9,673	—
Interest expense and amortization of loan costs	(31,803)	(31,988)	185	(0.6%)
Unrealized loss on derivatives	—	(28)	28	(100.0%)

Income before income taxes	2,273	(18,308)	20,581	(112.4%)
Income tax expense	(2,636)	(628)	(2,008)	319.7%

Net loss	(363)	(18,936)	18,573	(98.1%)
Loss from consolidated joint ventures attributable to noncontrolling interests	989	2,065	(1,076)	(52.1%)

Net income (loss) attributable to the Company	$626	$(16,871)	$17,497	(103.7%)

Net income (loss) represents the operating results of eight hotel properties for the years ended December 31, 2011 and 2010. We began consolidating the operations of the Courtyard Philadelphia Downtown as of December 2, 2011. This hotel previously was under a triple-net operating lease for which we only recorded rental income through December 1, 2011.

The following table illustrates the key performance indicators of these hotels:

	Year Ended December 31,
	2011	2010
Occupancy	75.90%	71.85%
ADR (average daily rate)	$175.64	$165.80
RevPAR (revenue per available room)	$133.33	$119.13
Room revenue (in thousands)	$130,477	$114,940
Total hotel revenue (in thousands)	$191,991	$172,830

Rooms Revenue. Rooms revenue from our hotels increased $15.6 million, or 13.5%, during the year ended December 31, 2011 (“2011”) compared to the year ended December 31, 2010 (“2010”). During 2011, we experienced a 405 basis point increase in occupancy and a 5.9% increase in room rates as the economy continued to improve. Rooms revenue increased $1.1 million as a result of the related assignment to us of the remaining 11% ownership interest in an entity which previously held the Courtyard Philadelphia Downtown under a triple-net lease until December 2011. The Capital Hilton had increased rooms revenue of $5.0 million resulting from a renovation during 2010 while the Courtyard San Francisco Downtown recognized higher rooms revenue of $3.6 million as a result of a strong convention market during 2011.

Food and Beverage Revenue. Food and beverage revenues from our hotels increased $4.2 million, or 9.9%, to $46.6 million during 2011. Food and beverage revenue increased $252,000 as a result of consolidating the Courtyard Philadelphia Downtown. The remaining increase was attributable to increased banquet and catering business.

Rental Income from Operating Leases. Rental income of $5.3 million was recognized through December 1, 2011 for the Courtyard Philadelphia Downtown that was leased to a third party under a triple-net basis. Effective December 2, 2011, Ashford Trust was assigned the remaining 11% ownership interest in the entity which previously held the hotel property under a triple-net lease. The lease agreement was canceled and the operating results of this hotel property have been included in our combined consolidated statements of operations since December 2, 2012.

Other Revenue. Other hotel revenue, which consists mainly of telecommunications, parking and rentals, experienced a decrease of $500,000.

Rooms Expense. Rooms expense increased $2.8 million, or 9.8%, to $31.4 million in 2011. Rooms expense increased $278,000 as a result of consolidating the Courtyard Philadelphia Downtown. Rooms margin increased 82 basis points from 75.1% to 75.9%.

Food and Beverage Expense. Food and beverage expense increased $2.0 million, or 6.9%, to $30.3 million during 2011. Food and beverage expense increased $147,000 as a result of consolidating the Courtyard Philadelphia Downtown. The remaining increase is primarily attributable to increased banquet and catering business.

Other Operating Expenses. Other expense increased $3.7 million, or 8.1%, to $49.9 million in 2011. Hotel operating expenses consist of direct expenses from departments associated with revenue streams and indirect expenses associated with support departments and incentive management fees. We experienced decreases of $546,000 in direct expenses and increases of $4.3 million in indirect expenses and incentive management fees in 2011. Of those amounts, increases in direct expenses of $5,000 and increases in indirect expenses of $466,000 were attributable to consolidating the Courtyard Philadelphia Downtown. The direct expenses were 2.0% of total hotel revenue for 2011 and 2.6% for 2010.

Management Fees. Base management fees increased $732,000, or 11.2%, to $7.2 million in 2011. Base management fees increased $88,000 as a result of consolidating the Courtyard Philadelphia Downtown. The remaining increase is attributable to higher hotel revenue.

Property Taxes, Insurance and Other. Property taxes, insurance and other decreased $1.0 million for 2011 to $9.2 million. The decrease is primarily due to an $862,000 reduction in property taxes resulting from our continued successful appeals as we secured significant reductions in the assessed value related to certain of our hotel properties and a reduction in deductibles for losses of $167,000.

Depreciation and Amortization. Depreciation and amortization decreased $1.4 million for 2011 compared to 2010 primarily due to a decrease in depreciation for certain assets that had been fully depreciated during 2011.

Corporate General and Administrative. Corporate general and administrative expenses increased to $9.6 million in 2011 period compared to $8.0 million in 2010 as a result of higher allocated expenses.

Interest Income. Interest income was $24,000 and $88,000 for 2011 and 2010, respectively.

Other Income. Through December 1, 2011, the Courtyard Philadelphia Downtown was held by an entity in we had an 89% equity interest. Certain affiliates of Marriott International, Inc. held the other 11% equity interest and leased the hotel on a triple-net basis. Effective December 2, 2011, we obtained Marriott’s 11% ownership interest and the triple-net lease was replaced with a management agreement with Courtyard Management Corporation dated effective December 3, 2011. In addition, on December 2, 2011, Marriot International Capital Corporation assigned to us an $8.1 million note receivable representing a loan made by Marriott to the Philadelphia Authority for Industrial Development to fund a tax-incremental financing loan benefiting the Courtyard Philadelphia Downtown. Pursuant to the tax increment financing, a portion of the real estate tax payments for the Courtyard Philadelphia Downtown are used to repay the tax increment financing loan, which amounts are in turn used to repay the loan originally made by Marriott. The assignment of the 11% interest, the replacement of the triple net lease with a management agreement, and the assignment of the $8.1 million note receivable were given to us in exchange for our waiving all claims in a dispute with Marriott regarding an unrelated hotel. The cancellation of the triple-net lease and the operating results of the Courtyard Philadelphia Downtown have been included in our combined consolidated statements of operations since December 2, 2011. We recognized a gain of $9.7 million for this transaction, consisting of the assignment of an $8.1 million note receivable and an agreement to retain $1.6 million of security deposits that were originally refundable.

Interest Expense and Amortization of Loan Costs. Interest expense and amortization of loan costs decreased $185,000 to $31.8 million for 2011 from $32.0 million for 2010. The decrease is primarily attributable to lower loan balances and slightly lower average LIBOR rates. The average LIBOR rates for 2011 and 2010 were 0.23% and 0.27%, respectively.

Unrealized Loss on Derivatives. We recorded an unrealized loss of $28,000 for 2010 on derivatives. The unrealized loss for 2010 is an unrealized loss on an interest rate cap. The fair value of the interest rate cap decreased during 2010 primarily due to the movements in the LIBOR forward curve used in determining the fair value and the passage of time. The interest rate cap expired in 2011. No unrealized gain or loss was recorded in 2011.

Income Tax Expense. We recorded an income tax expense of $2.6 million and $628,000 for 2011 and 2010, respectively. The increase in tax expense in 2011 is primarily due to increased profitability in our taxable corporate subsidiaries.

Loss from Consolidated Entities Attributable to Noncontrolling Interests. The noncontrolling interest partners in consolidated entities were allocated losses of $989,000 and $2.1 million during 2011 and 2010, respectively. At December 31, 2011, noncontrolling interests in consolidated entities represented an ownership interest of 25% in two hotel properties held by one entity.

Non-GAAP Financial Measures

The following non-GAAP presentations of EBITDA, Adjusted EBITDA, Hotel EBITDA, FFO and AFFO are made to help our investors in evaluating our operating performance.

EBITDA is defined as net income (loss) attributable to our company (or the eight-hotel group, as applicable) before interest expense and amortization of loan costs, interest income, income taxes, and depreciation and amortization. We adjust EBITDA to exclude certain additional items such as write-off of loan costs and exit fees, non-cash items, and various other items which are detailed in the following table. We also present Hotel EBITDA, which is Adjusted EBITDA for the hotel properties before corporate general and administrative expense, before corporate-level property taxes, insurance and other items and after other adjustments shown in the following table. EBITDA, Adjusted EBITDA and Hotel EBITDA exclude amounts attributable to the portion of our joint venture owned by the third party. We present EBITDA, Adjusted EBITDA and Hotel EBITDA because we believe they reflect more accurately the ongoing performance of our hotel assets and other investments and provide more useful information to investors as they are indicators of our ability to meet our future debt payment requirements, working capital requirements and they provide an overall evaluation of our financial condition. We also believe, with respect to Hotel EBITDA, that property-level results provide investors with supplemental information on the ongoing operational performance of our hotels and effectiveness of the management companies operating our business on a property-level basis. EBITDA, Adjusted EBITDA and Hotel EBITDA as calculated by us may not be comparable to EBITDA, Adjusted EBITDA and Hotel EBITDA reported by other companies that do not define EBITDA, Adjusted EBITDA and Hotel EBITDA exactly as we define the terms. EBITDA, Adjusted EBITDA and Hotel EBITDA do not represent cash generated from operating activities determined in accordance with GAAP, and should not be considered as an alternative to operating income or net income determined in accordance with GAAP as an indicator of performance or as an alternative to cash flows from operating activities as determined by GAAP as an indicator of liquidity.

The following table reconciles net loss to EBITDA and Adjusted EBITDA (in thousands) (unaudited):

	Three Months Ended March 31,			Year Ended December 31,
	Pro Forma 2013	2013	2012	Pro Forma 2012	2012	2011	2010
Net loss	$(4,963)	$(5,326)	$(4,889)	$(5,001)	$(3,793)	$(363)	$(18,936)
(Income) loss from consolidated entities attributable to noncontrolling interests	704	704	122	(752)	(752)	989	2,065
Loss attributable to redeemable noncontrolling interests in operating partnership	851	—	—	1,151	—	—	—

Net income (loss) attributable to the Company	(3,408)	(4,622)	(4,767)	(4,602)	(4,545)	626	(16,871)
Interest expense and amortization of loan costs(1)	9,545	7,503	7,469	38,173	29,917	30,119	30,240
Depreciation and amortization(1)	9,667	6,670	6,831	38,613	26,625	26,659	27,727
Management fee adjustment(3)	119			374
Income tax expense	876	619	1,096	5,268	4,384	2,636	628
Interest income(1)	(132)	(10)	(5)	(86)	(28)	(22)	(77)

EBITDA	16,667	10,160	10,624	77,740	56,353	60,018	41,647
Amortization of unfavorable management contract liability	(385)	(40)	(37)	(1,538)	(158)	(158)	(158)
Write-off of loan costs and exit fees, net	1,971	1,971	—	—	—	—	—
Unrealized loss on derivatives	31	31	—	—	—	—	28
Other income(2)	—	—	—	—	—	(9,673)	—

Adjusted EBITDA	$18,284	$12,122	$10,587	$76,202	$56,195	$50,187	$41,517

(1)	Net of adjustment for noncontrolling interests in consolidated entities. The following table presents the amounts of the adjustments for non-controlling interests for each line item:

	Three Months Ended March 31,			Year Ended December 31,
	Pro Forma	Historical		Pro Forma	Historical
	2013	2013	2012	2012	2012	2011	2010
Interest expense and amortization of loan costs	$(389)	$(389)	$(333)	$(1,327)	$(1,327)	$(1,684)	$(1,748)
Depreciation and amortization	(780)	(780)	(741)	(2,924)	(2,924)	(3,157)	(3,528)
Interest income	—	—	—	1	1	1	11

(2)	Other income recognized for the acquisition of 11% ownership interest in an entity obtained as a result of a dispute resolution.
(3)	Represents a contractual adjustment to management fees for differences between the management fee the seller was obligated to pay and the management fee the company contracted to pay.

The following table further reconciles Adjusted EBITDA to Hotel EBITDA in the aggregate for all of our initial hotels (in thousands) (unaudited):

	Three Months Ended March 31,			Year Ended December 31,
	Pro Forma 2013	2013	2012	Pro Forma 2012	2012	2011	2010
Adjusted EBITDA	$18,284	$12,122	$10,587	$76,202	$56,195	$50,187	$41,517
EBITDA adjustments attributable to JV partner	1,168	1,168	1,074	4,250	4,250	4,840	5,265
Income (loss) from consolidated entities attributable to non-controlling interest	(704)	(704)	(122)	752	752	(989)	(2,065)

Adjusted EBITDA (including amounts attributable to noncontrolling interest)	$18,748	12,586	11,539	$81,204	61,197	54,038	44,717
Allocated corporate general and administrative	4,360	3,779	2,659	12,514	10,847	9,613	7,986
Allocated corporate property taxes, insurance, and other	163	142	113	888	838	1,279	400
Courtyard Philadelphia Downtown adjustment from triple net lease(1)	—	—	—	—	—	1,204	(196)
Unfavorable contract liability	385	40	36	1,538	158	158	158

Hotel EBITDA (including amounts attributable to noncontrolling interest	23,656	16,547	14,347	96,144	73,040	66,292	53,065
Less: Hotel EBITDA attributable to noncontrolling interest	(1,356)	(1,357)	(1,305)	(6,071)	(6,046)	(6,753)	(5,320)

Hotel EBITDA	$22,300	$15,190	$13,042	$90,073	$66,994	$59,539	$47,745

(1)	Includes operations for Courtyard Philadelphia Downtown as opposed to triple net lease through December 1, 2011.

The following table reconciles net income to Hotel EBITDA on a property-by-property and corporate basis for the three months ended March 31, 2013 (in thousands) (unaudited):

	Three Months Ended March 31, 2013
	The Capital Hilton	Hilton La Jolla Torrey Pines	Courtyard San Francisco Downtown	Courtyard Seattle Downtown	Marriott Plano Legacy Town Center	Seattle Marriott Waterfront	Renaissance Tampa International Plaza	Courtyard Philadelphia Downtown	Corporate / Allocated(1)	Ashford Hospitality Prime, Inc.
Net income (loss) attributable to the Company	$1,316	$192	$1,700	$340	$1,610	$720	$1,437	$623	$(12,560)	$(4,622)
Income from consolidated entities attributable to non-controlling interest	469	87	—	—	—	—	—	—	(1,260)	(704)

Net income (loss)	1,785	279	1,700	340	1,610	720	1,437	623	(13,820)	(5,326)
Non Property Adjustments(2)	—	—	—	—	—	—	—	—	7,104	7,104
Interest income	—	—	(1)	—	—	—	—	(1)	(8)	(10)
Interest expense	—	—	—	—	—	—	—	512	6,983	7,495
Amortization of loan costs	—	—	—	—	—	—	—	8	—	8
Depreciation and amortization	1,890	1,387	579	460	871	925	549	789	(780)	6,670
Income tax expense	49	49	—	—	—	—	—	—	521	619
Non-Hotel EBITDA ownership expense	(14)	1	—	—	—	—	—	—	—	(13)

Hotel EBITDA (including amounts attributable to non-controlling interest)	$3,710	$1,716	$2,278	$800	$2,481	$1,645	$1,986	$1,931	$—	$16,547
Less Hotel EBITDA attributable to noncontrolling interest	(928)	(429)	—	—	—	—	—	—	—	(1,357)

Hotel EBITDA attributable to the Company	$2,782	$1,287	$2,278	$800	$2,481	$1,645	$1,986	$1,931	$—	$15,190

(1)	Represents expenses not recorded at the individual hotel property level.
(2)	Includes allocated amounts which were not specific to hotel properties, such as corporate taxes, insurance and legal expenses.

The following table reconciles net income to Hotel EBITDA on a property-by-property and corporate basis for the three months ended March 31, 2012 (in thousands) (unaudited):

	Three Months Ended March 31, 2012
	The Capital Hilton	Hilton La Jolla Torrey Pines	Courtyard San Francisco Downtown	Courtyard Seattle Downtown	Marriott Plano Legacy Town Center	Seattle Marriott Waterfront	Renaissance Tampa International Plaza	Courtyard Philadelphia Downtown	Corporate / Allocated(1)	Ashford Hospitality Prime, Inc.
Net income (loss) attributable to the Company	$676	$384	$1,180	$192	$1,161	$304	$1,201	$145	$(10,010)	$(4,767)
Income from consolidated entities attributable to non-controlling interest	252	167	—	—	—	—	—	—	(541)	(122)

Net income (loss)	928	551	1,180	192	1,161	304	1,201	145	(10,551)	(4,889)
Non Property Adjustments(2)	—	—	—	—	—	—	—	—	3,839	3,839
Interest income	—	—	(1)	—	—	—	—	—	(4)	(5)
Interest expense	—	—	—	—	—	—	—	523	6,937	7,460
Amortization of loan costs	—	—	—	—	—	—	—	8	—	8
Depreciation and amortization	1,872	1,291	708	428	824	944	544	962	(742)	6,831
Income tax expense	269	306	—	—	—	—	—	—	521	1,096
Non-Hotel EBITDA ownership expense	3	—	—	—	4	—	—	—	—	7

Hotel EBITDA (including amounts attributable to non-controlling interest)	$3,072	$2,148	$1,887	$620	$1,989	$1,248	$1,745	$1,638	$—	$14,347
Less Hotel EBITDA attributable to noncontrolling interest	(768)	(537)	—	—	—	—	—	—	—	(1,305)

Hotel EBITDA attributable to the Company	$2,304	$1,611	$1,887	$620	$1,989	$1,248	$1,745	$1,638	$—	$13,042

(1)	Represents expenses not recorded at the individual hotel property level.
(2)	Includes allocated amounts which were not specific to hotel properties, such as corporate taxes, insurance and legal expenses.

The following table reconciles net income to Hotel EBITDA on a property-by-property and corporate basis for the year ended December 31, 2012 (in thousands) (unaudited):

	Year Ended December 31, 2012
	The Capital Hilton	Hilton La Jolla Torrey Pines	Courtyard San Francisco Downtown	Courtyard Seattle Downtown	Marriott Plano Legacy Town Center	Seattle Marriott Waterfront	Renaissance Tampa International Plaza	Courtyard Philadelphia Downtown	Corporate / Allocated(1)	Ashford Hospitality Prime, Inc.
Net income (loss) attributable to the Company	$5,144	$2,592	$7,363	$3,037	$5,045	$6,724	$2,950	$4,337	$(41,737)	$(4,545)
Income from consolidated entities attributable to non-controlling interest	1,824	966	—	—	—	—	—	—	(2,038)	752

Net income (loss)	6,968	3,558	7,363	3,037	5,045	6,724	2,950	4,337	(43,775)	(3,793)
Non Property Adjustments(2)	—	—	—	—	—	—	—	—	15,583	15,583
Interest income	(1)	(2)	(3)	(1)	(1)	(2)	—	(2)	(16)	(28)
Interest expense	—	—	—	—	—	—	—	2,096	27,788	29,884
Amortization of loan costs	—	—	—	—	—	—	—	33	—	33
Depreciation and amortization	7,474	4,855	2,773	1,778	3,338	3,783	2,193	3,356	(2,925)	26,625
Income tax expense	572	484	—	—	—	—	—	(17)	3,345	4,384
Non-Hotel EBITDA ownership expense	272	3	2	46	10	16	1	2	—	352

Hotel EBITDA (including amounts attributable to non-controlling interest)	$15,285	$8,898	$10,135	$4,860	$8,392	$10,521	$5,144	$9,805	$—	$73,040
Less Hotel EBITDA attributable to noncontrolling interest	(3,821)	(2,225)	—	—	—	—	—	—	—	(6,046)

Hotel EBITDA attributable to the Company	$11,464	$6,673	$10,135	$4,860	$8,392	$10,521	$5,144	$9,805	$—	$66,994

(1)	Represents expenses not recorded at the individual hotel property level.
(2)	Includes allocated amounts which were not specific to hotel properties, such as corporate taxes, insurance and legal expenses.

The following table reconciles net income to Hotel EBITDA on a property-by-property and corporate basis for the year ended December 31, 2011 (in thousands) (unaudited):

	Year Ended December 31, 2011
	The Capital Hilton	Hilton La Jolla Torrey Pines	Courtyard San Francisco Downtown	Courtyard Seattle Downtown	Marriott Plano Legacy Town Center	Seattle Marriott Waterfront	Renaissance Tampa International Plaza	Courtyard Philadelphia Downtown	Corporate/ Allocated(2)	Ashford Hospitality Prime, Inc.
Net income (loss) attributable to the Company	$5,731	$1,743	$5,764	$2,847	$4,745	$5,640	$2,221	$480	$(28,545)	$626
Income from consolidated entities attributable to non-controlling interest	1,876	760	—	—	—	—	—	184	(3,809)	(989)

Net income (loss)	7,607	2,503	5,764	2,847	4,745	5,640	2,221	664	(32,354)	(363)
Non Property Adjustments(3)	—	—	—	—	—	—	—	—	5,912	5,912
Interest income	(1)	(2)	(1)	(1)	(1)	(2)	—	(1)	(13)	(22)
Interest Expense	—	—	—	—	—	—	—	2,096	27,990	30,086
Amortization of loan costs	—	—	—	—	—	—	—	33	—	33
Depreciation and amortization	7,253	5,246	2,765	1,707	3,179	3,729	2,156	3,782	(3,158)	26,659
Income tax expense	18	885	—	—	—	—	—	110	1,623	2,636
Adjustment for Philadelphia CY triple net lease to operations(1)	—	—	—	—	—	—	—	1,204	—	1,204
Non-Hotel EBITDA ownership expense	1	—	—	—	—	10	—	136	—	147

Hotel EBITDA	$14,878	$8,632	$8,528	$4,553	$7,923	$9,377	$4,377	$8,024	$—	$66,292
Less Hotel EBITDA attributable to noncontrolling interest	(3,720)	(2,158)	—	—	—	—	—	(875)	—	(6,753)

Hotel EBITDA attributable to the Company	$11,158	$6,474	$8,528	$4,553	$7,923	$9,377	$4,377	$7,149	$—	$59,539

(1)	Includes operations for Courtyard Philadelphia Downtown, as opposed to triple net lease through December 1, 2011.
(2)	Represents expenses not recorded at the individual hotel property level.
(3)	Includes allocated amounts which were not specific to hotel properties, such as corporate taxes, insurance and legal expenses.

The following table reconciles net income to Hotel EBITDA on a property-by-property basis and corporate for the year ended December 31, 2010 (in thousands) (unaudited):

	Year Ended December 31, 2010
	The Capital Hilton	Hilton La Jolla Torrey Pines	Courtyard San Francisco Downtown	Courtyard Seattle Downtown	Marriott Plano Legacy Town Center	Seattle Marriott Waterfront	Renaissance Tampa International Plaza	Courtyard Philadelphia Downtown	Corporate/ Allocated(2)	Ashford Hospitality Prime, Inc.
Net income (loss) attributable to the Company	$4,444	$741	$2,888	$1,454	$3,780	$4,393	$1,054	$38	$(35,663)	$(16,871)
Income from consolidated entities attributable to non-controlling interest	1,071	354	—	—	—	—	—	148	(3,638)	(2,065)

Net income (loss)	5,515	1,095	2,888	1,454	3,780	4,393	1,054	186	(39,301)	(18,936)
Non Property Adjustments(3)	—	—	—	—	—	—	—	—	13,679	13,679
Interest income	(37)	(1)	(3)	(3)	(1)	(6)	—	(2)	(24)	(77)
Interest expense	—	—	—	—	—	—	—	2,096	28,111	30,207
Amortization of loan costs	—	—	—	—	—	—	—	33	—	33
Depreciation and amortization	6,445	6,103	2,723	2,464	3,009	4,032	2,578	3,902	(3,529)	27,727
Income tax expense	(553)	18	—	—	—	—	—	99	1,064	628
Adjustment for Philadelphia CY triple net lease to operations(1)	—	—	—	—	—	—	—	(196)	—	(196)

Hotel EBITDA	$11,370	$7,215	$5,608	$3,915	$6,788	$8,419	$3,632	$6,118	$—	$53,065
Less Hotel EBITDA attributable to noncontrolling interest	(2,843)	(1,804)	—	—	—	—	—	(673)	—	(5,320)

Hotel EBITDA attributable to the Company	$8,527	$5,411	$5,608	$3,915	$6,788	$8,419	$3,632	$5,445	$—	$47,745

(1)	Includes operations for Courtyard Philadelphia Downtown, as opposed to triple net lease through December 1, 2011.
(2)	Represents expenses not recorded at the individual property level.
(3)	Includes allocated amounts which were not specific to hotel properties, such as corporate taxes, insurance and legal expenses.

We calculate FFO and AFFO in the following table. FFO is calculated on the basis defined by the National Association of Real Estate Investment Trusts (“NAREIT”), which is net income (loss) attributable to our company (or the eight-hotel group, as applicable), computed in accordance with GAAP, excluding gains or losses on sales of properties and extraordinary items as defined by GAAP, plus depreciation and amortization of real estate assets. NAREIT developed FFO as a relative measure of performance of an equity REIT to recognize that income-producing real estate historically has not depreciated on the basis determined by GAAP. Our calculation of AFFO excludes write-off of loan costs and exit fees, non-cash items, and various other items as detailed in the following table. FFO and AFFO exclude amounts attributable to the portion of a partnership owned by the third party. We consider FFO and AFFO to be appropriate measures of our ongoing normalized operating performance as a REIT. We compute FFO in accordance with our interpretation of standards established by NAREIT, which may not be comparable to FFO reported by other REITs that either do not define the term in accordance with the current NAREIT definition or interpret the NAREIT definition differently than us. FFO and AFFO do not represent cash generated from operating activities as determined by GAAP and should not be considered as an alternative to GAAP net income or loss as an indication of our financial performance or GAAP cash flows from operating activities as a measure of our liquidity. FFO and AFFO are also not indicative of funds available to satisfy our cash needs, including our ability to make cash distributions. However, to facilitate a clear understanding of our historical operating results, we believe that FFO and AFFO should be considered along with our net income or loss and cash flows reported in the combined consolidated financial statements.

The following table reconciles net loss to FFO and Adjusted FFO (in thousands) (unaudited):

	Three Months Ended March 31,			Year Ended December 31,
	Pro Forma	Historical		Pro Forma	Historical
	2013	2013	2012	2012	2012	2011	2010
Net loss	$(4,963)	$(5,326)	$(4,889)	$(5,001)	$(3,793)	$(363)	$(18,936)
(Income) loss from consolidated entities attributable to noncontrolling interests	704	704	122	(752)	(752)	989	2,065
Loss attributable to redeemable noncontrolling interests in operating partnership	851	—	—	1,151	—	—	—

Net income (loss) attributable to common stockholders	(3,408)	(4,622)	(4,767)	(4,602)	(4,545)	626	(16,871)
Depreciation and amortization on real estate(1)	9,667	6,670	6,831	38,613	26,625	26,659	27,727

FFO available to common stockholders	6,259	2,048	2,064	34,011	22,080	27,285	10,856
Write-off of loan costs and exit fees, net	1,971	1,971	—	—	—	—	—
Other income(2)	—	—	—	—	—	(9,673)	—
Unrealized loss on derivatives	31	31	—	—	—	—	28

AFFO available to common stockholders	$8,261	$4,050	$2,064	$34,011	$22,080	$17,612	$10,884

(1)	Net of adjustment for noncontrolling interests in consolidated entities. The following table presents the amounts of the adjustments for non-controlling interests for each line item:

	Three Months Ended March 31,			Year Ended December 31,
	Pro Forma	Historical		Pro Forma	Historical
	2013	2013	2012	2012	2012	2011	2010
Depreciation and amortization on real estate	$(780)	$(780)	$(741)	$(2,924)	$(2,924)	$(3,157)	$(3,528)

(2)	Other income recognized for the acquisition of 11% ownership interest in an entity as a result of a dispute resolution.

Liquidity and Capital Resources

Our short-term liquidity requirements consist primarily of funds necessary to pay for operating expenses and other expenditures directly associated with our initial hotels, including:

•	advisory fees payable to Ashford Advisor;

•	recurring maintenance and capital expenditures necessary to maintain our initial hotels in accordance with brand standards;

•	interest expense and scheduled principal payments on outstanding indebtedness, including our anticipated revolving credit facility (see “—Contractual Obligations and Commitments”);

•	distributions necessary to qualify for taxation as a REIT; and

•	capital expenditures to improve our hotels.

We expect to meet our short-term liquidity requirements generally through net cash provided by operations, existing cash balances and, if necessary, short-term borrowings under our anticipated revolving credit facility.

Our long-term liquidity requirements consist primarily of funds necessary to pay for the costs of acquiring additional hotels and redevelopments, renovations, expansions and other capital expenditures that need to be made periodically with respect to our hotels and scheduled debt payments. We expect to meet our long-term liquidity requirements through various sources of capital, including our anticipated revolving credit facility and future equity issuances, existing working capital, net cash provided by operations, long-term hotel mortgage indebtedness and other secured and unsecured borrowings. However, there are a number of factors that may have a material adverse effect on our ability to access these capital sources, including the state of overall equity and credit markets, our degree of leverage, our unencumbered asset base and borrowing restrictions imposed by lenders (including as a result of any failure to comply with financial covenants in our existing and future indebtedness), general market conditions for REITs, our operating performance and liquidity and market perceptions about us. The success of our business strategy will depend, in part, on our ability to access these various capital sources.

Our hotels will require periodic capital expenditures and renovation to remain competitive. In addition, acquisitions, redevelopments or expansions of hotels will require significant capital outlays. We may not be able to fund such capital improvements solely from net cash provided by operations because we must distribute annually at least 90% of our REIT taxable income, determined without regard to the deductions for dividends paid and excluding net capital gains, to qualify and maintain our qualification as a REIT, and we are subject to tax on any retained income and gains. As a result, our ability to fund capital expenditures, acquisitions or hotel redevelopment through retained earnings is very limited. Consequently, we expect to rely heavily upon the availability of debt or equity capital for these purposes. If we are unable to obtain the necessary capital on favorable terms, or at all, our financial condition, liquidity, results of operations and prospects could be materially and adversely affected.

Certain of our loan agreements contain cash trap provisions that may be triggered if the performance of our hotels decline. When these provisions are triggered, substantially all of the profit generated by our hotels is deposited directly into lockbox accounts and then swept into cash management accounts for the benefit of our various lenders. Cash is not distributed to us at any time after the cash trap provisions have been triggered until we have cured the performance issues. Currently, none of the cash trap provisions of our loans are triggered.

Revolving Credit Facility

Concurrently with completion of the separation and distribution, we expect to enter into a 3-year, $150 million revolving credit facility, which we believe will provide us with significant financial flexibility to fund future acquisitions and hotel redevelopments.

We anticipate that our credit facility will be provided by a syndicate of financial institutions with Bank of America, N.A. serving as the administrative agent to Ashford Prime OP as the borrower. We expect the credit facility to be guaranteed by Ashford Prime and certain of its subsidiaries that are neither joint ventures nor special purpose entities that are restricted under their loan documents or organizational documents from providing guarantees. We expect the facility to be secured by a pledge of 100% of the equity interests issued by Ashford Prime OP to Ashford Prime and 100% of the equity interest issued by any guarantor (other than Ashford Prime) or any other subsidiary of Ashford Prime that is not restricted under its loan documents or organizational documents from having its equity pledged (subject to certain exclusions), all mortgage receivables and other investments held by borrower or any guarantor, and certain deposit accounts and securities accounts held by borrower and guarantor. The proceeds of the credit facility may be used for working capital, capital expenditures, property acquisitions, and any other lawful purposes.

The credit facility will also contain customary terms, covenants, negative covenants, events of default, limitations and other conditions for credit facilities of this type. Subject to certain exceptions, we expect to be subject to restrictions on incurring additional indebtedness, mergers and fundamental changes, sales or other dispositions of property, changes in the nature of our business, investments, and capital expenditures.

We will also be subject to certain financial covenants, generally anticipated to be as set forth below. We expect that the financial covenants will be tested on a consolidated basis and may include, but not be limited to, the following:

•

Consolidated indebtedness (less unrestricted cash) to EBITDA not to exceed 7.00x initially, with such ratio being reduced to 5.75x over time; provided however, that we expect an allowance to be made if we are out of compliance with such covenant by an amount of 0.50x for the first three fiscal quarters following a significant acquisition occurring after September 30, 2014.

•	Consolidated recourse indebtedness other than the credit facility not to exceed $50,000,000.

•	Consolidated fixed charge coverage ratios not less than 1.15x initially, with such ratio being increased to 1.35x over time.

•

Indebtedness of the consolidated parties that accrues interest at a variable rate (other than the credit facility) that is not subject to a “cap,” “collar,” or other similar arrangement not to exceed 25% of consolidated indebtedness.

•	Consolidated tangible net worth not less than 75% of the consolidated tangible net worth on the closing date of the credit facility plus 75% of the net proceeds of any future equity issuances.

•	Restrictions on dividend payments during a continuing event of default.

•	Secured debt that is secured by real property not to exceed 70% of the value of such real property.

We expect that all financial covenants will be tested and certified by the borrower on a quarterly basis. If the borrower acquires the Pier House Resort, we anticipate that the amounts and effects of such acquisition will be excluded in the calculation of the financial covenants for the first four quarters following such acquisition.

We expect that borrowings under the credit facility will bear interest, at our option, at either LIBOR for a designated interest period plus an applicable margin, or the base rate (as defined as the higher of the Bank of America prime rate or the federal funds rate plus 0.50%) plus an applicable margin. We anticipate that the applicable margin for borrowings under the credit facility for base rate loans will range from 1.25% to 2.75% per annum and the applicable margin for LIBOR loans will range from 2.25% to 3.75% per annum, depending on the ratio of consolidated indebtedness to EBITA ratio described above, with the lowest rate applying if such ratio is less than 4x, and the highest ratio applying if such ratio is greater than 6.5x.

We expect the credit facility to be a three-year interest-only facility with all outstanding principal being due at maturity, subject to two one-year extension options. We also expect the credit facility to have an accordion feature whereby the aggregate commitments may be expanded up to $300 million dollars, subject to certain limitations.

We intend to repay indebtedness incurred under our anticipated revolving credit facility from time to time out of net cash provided by operations and from the net proceeds of issuances of additional equity and debt securities, as market conditions permit. No assurances can be given that we will obtain any credit facility or if we do what the terms will be. See “Our Business and Properties—Our Indebtedness.”

Indebtedness to be Outstanding after the Separation and Distribution

Upon completion of the separation and distribution, we anticipate having approximately $627.7 million in outstanding indebtedness. The following table sets forth our initial expected indebtedness (in thousands):

Originator/(Securitization Vehicle) Property(ies)	Number of Assets Encumbered	Outstanding Balance at March 31, 2013		Effective Annual Interest Rate at March 31, 2013		Amortization Period (Years)	Maturity Date
Aareal Capital Corporation (not securitized)	2	$199,875	(1)	3.70	%(1)	30	Feb-2018
The Capital Hilton, Washington,
DC Hilton La Jolla Torrey Pines, La Jolla, CA
Wells Fargo (WBCMT 2007-C32,
Loan No. 502860793)	1	34,624		5.91%		30(2)	Apr-2017
Courtyard Philadelphia Downtown, Philadelphia, PA
Wells Fargo (WBCMT 2007-C31,
Loan No. 502860051)	2	126,886		5.95%		30(2)	Apr-2017
Courtyard Seattle Downtown, Seattle, WA
Courtyard San Francisco Downtown, San Francisco, CA
Wells Fargo (WBCMT 2007-C33,
Loan No. 502859541)	3	258,202		5.95%		30(2)	Apr-2017
Marriott Plano Legacy Town Center, Plano, TX
Seattle Marriott Waterfront, Seattle, WA
Renaissance Tampa International Plaza, Tampa, FL
TIF Loan (not securitized)(3)	—	8,098		12.85%		Interest Only(4)	Jun-2018
Courtyard Philadelphia Downtown, Philadelphia, PA

Total/Weighted Average	8	$627,685		5.32%

(1)

Interest rate is variable at LIBOR plus 3.50%. In connection with the origination of this loan, Ashford Trust entered into an interest rate cap agreement with a counterparty, and the terms of that agreement provide for a LIBOR cap of 3.00%.

(2)	Loan was interest only at origination in 2007 but began amortizing in May 2012.
(3)	This loan relates to a tax increment financing district in the City of Philadelphia with respect to which we also a hold a note receivable in the same principal amount and on the same terms.
(4)	Principal amortization to the extent of excess tax revenues.

We intend to invest our initial capital contribution into additional hotel properties rather than repaying the assumed mortgage debt secured by our initial hotels because we believe that the costs associated with repaying the assumed mortgage debt at this time would be excessive and outweigh the benefits of investing the capital in additional hotel properties. The Aareal Capital Corporation loan may not be prepaid prior to February 26, 2014, and for two years thereafter, the loan can only be prepaid with a prepayment fee of 0.5% in the first year (February 27, 2014 – February 26, 2015) and 0.25% for the second year (February 27, 2015—February 26, 2016), except that the loan may be prepaid in certain limited circumstances without a prepayment fee and may be prepaid upon a permitted transfer with a prepayment fee. The Wells Fargo loans cannot be prepaid prior to February 11, 2017, but may be defeased if certain conditions are satisfied.

The loans that we will be assuming in connection with the separation and distribution, identified in the table above, include various financial covenants, including the following:

•

The Wells Fargo loans each have a 1.10x debt service coverage ratio requirement, and if we are unable to maintain that level of debt service coverage, substantially all of the net cash flow from those hotels will be deposited directly into lockbox accounts and then swept into cash management accounts for the benefit of the lender.

•

The Aareal Capital Corporation loan has a mandatory partial prepayment obligation if the debt service coverage ratio is less than 1.05x; additionally, if the assumed debt service, as defined in the loan agreements, falls below 1.25x, substantially all of the profit from that hotel will be deposited directly into a cash management account for the benefit of the lender, and if the assumed debt service remains below 1.25x, the lender can apply the deposited cash to loan paydown.

As of the date hereof, Ashford Trust is in compliance with the aforementioned financial covenants.

Sources and Uses of Cash

As of March 31, 2013, we had $13.7 million of cash and cash equivalents compared to $20.3 million at December 31, 2012, and $16.5 million at December 31, 2011.

We anticipate that our principal sources of funds to meet our cash requirements will include cash on hand (including approximately $                 million that we will receive from Ashford Trust in connection with the separation and distribution), positive cash flow from operations and capital market activities. We anticipate using funds to pay for (i) capital expenditures for our initial hotels estimated to be approximately $17.4 million through 2014, which includes approximately $10.4 million in expenditures for the Courtyard Philadelphia Downtown over the next 12 months (primarily for a guest room renovation), (ii) new investments, including $90.6 million for the anticipated acquisition of the Pier House Resort, and (iii) debt interest and principal payments estimated to be approximately $53.9 million through 2014.

Net Cash Flows Provided by Operating Activities. Net cash flows provided by operating activities were $9.3 million and $9.4 million for the three months ended March 31, 2013 and 2012, respectively. The decrease in cash flows from operating activities was primarily due to the timing of collecting receivables from hotel guests, paying vendors, and settling with hotel managers offset by a decrease in restricted cash due to the release of cash deposits for certain loans and capital expenditures.

Net cash flows provided by operating activities were $27.9 million and $15.4 million for the years ended December 31, 2012 and 2011, respectively. The increase in cash flows from operating activities was primarily due to increased Hotel EBITDA and the timing of collecting receivables from hotel guests, paying vendors, and settling with hotel manager, offset by an increase in restricted cash due to the timing of cash deposits for certain loans and capital expenditures.

Net Cash Flows Used in Investing Activities. For the three months ended March 31, 2013 and 2012, investing activities used net cash flows of $6.0 million and $3.6 million, respectively. These cash outlays were attributable to capital improvements made to various hotel properties.

For the years ended December 31, 2012 and 2011, investing activities used net cash flows of $11.9 million and $10.3 million, respectively. These cash outlays were attributable to capital improvements made to various hotel properties.

Net Cash Flows Used in Financing Activities. For the three months ended March 31, 2013, net cash flows used in financing activities were $10.0 million. Cash outlays primarily consisted of $143.0 million for repayments of indebtedness, $15.7 million for distributions to noncontrolling interests in our consolidated entities, $55.4 million of distributions to Ashford Trust and payments of loan costs and prepayment penalties of $2.8 million. These outflows were partially offset by borrowings on indebtedness of $199.9 million and contributions from Ashford Trust of $6.1 million. For the three months ended March 31, 2012, net cash flows used in financing activities were $7.5 million. Cash outlays consisted of $1.0 million for repayments of indebtedness, $12.3 million related to distributions to Ashford Trust and $212,000 for distributions to noncontrolling interests in our consolidated entities. These cash outlays were partially offset by cash inflows of $6.0 million related to contributions from Ashford Trust.

For the year ended December 31, 2012, net cash flows used in financing activities were $12.1 million. Cash outlays consisted of $7.2 million for repayments of indebtedness, $212,000 for distributions to noncontrolling interests in our consolidated entities and $24.1 million of distributions to Ashford Trust partially offset by contributions from Ashford Trust of $19.4 million. For the year ended December 31, 2011, net cash flows used in financing activities were $3.1 million. Cash outlays consisted of $4.7 million for repayments of indebtedness, $491,000 for distributions to noncontrolling interests in our consolidated entities and $22.0 million related to distributions to Ashford Trust. These cash outlays were partially offset by cash inflows of $24.1 million related to contributions from Ashford Trust.

Inflation

We rely entirely on the performance of our properties and the ability of the properties’ managers to increase revenues to keep pace with inflation. Hotel operators can generally increase room rates rather quickly, but competitive pressures may limit their ability to raise rates faster than inflation. Our general and administrative costs, real estate and personal property taxes, property and casualty insurance, and utilities are subject to inflation as well.

Seasonality

Our properties’ operations historically have been seasonal as certain properties maintain higher occupancy rates during the summer months and some during the winter months. This seasonality pattern can cause fluctuations in our quarterly lease revenue under our percentage leases. We anticipate that our cash flows from the operations of our properties will be sufficient to enable us to make quarterly distributions to maintain our future REIT status. To the extent that cash flows from operations are insufficient during any quarter due to temporary or seasonal fluctuations in lease revenue, we expect to utilize other cash on hand or borrowings to fund required distributions. However, we cannot make any assurances that we will make distributions in the future.

Off-Balance Sheet Arrangements

During 2012 and the three months ended March 31, 2013, we did not maintain any off-balance sheet arrangements and do not currently anticipate entering into any such arrangements.

Contractual Obligations and Commitments

The table below summarizes future obligations for principal and estimated interest payments on our debt and future minimum lease payments on our operating and capital leases, each as of December 31, 2012 (in thousands):

	Payments Due by Period
	< 1 Year	1-3 Years	3-5 Years	>5 Years	Total
Contractual obligations excluding extension options:
Long-term debt obligations(1)	$147,141	$11,973	$403,597	$8,098	$570,809
Operating lease obligations	2,248	4,358	4,242	70,244	81,092
Estimated interest obligations(2)	27,456	48,735	31,662	—	107,853

Total contractual obligations	$176,845	$65,066	$439,501	$78,342	$759,754

(1)	On February 26, 2013, Ashford Trust refinanced the $141.7 million loan due August 2013, which had an outstanding balance of $141.0 million, with a $199.9 million loan due February 2018.

(2)	For variable interest rate indebtedness, interest obligations are estimated based on the LIBOR interest rate as of December 31, 2012.

In addition to the amounts discussed above, we also have management agreements which require us to pay monthly management fees, incentive fees, group service fees and other general fees, if required. These management agreements expire from 2016 through 2041. See Note 10 of Notes to the unaudited interim Combined Consolidated Financial Statements as of March 31, 2013 included in this information statement.

Some of our loan agreements contain financial and other covenants, as described above under “—Indebtedness to be Outstanding after the Separation and Distribution.” If we violate these covenants, we could be required to repay a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on attractive terms, if at all.

Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure consists of changes in interest rates on borrowings under our debt instruments that bear interest at variable rates that fluctuate with market interest rates. We seek to limit the impact of interest rate changes on earnings and cash flows and to lower the overall borrowing costs by closely monitoring our variable rate debt and converting such debt to fixed rates when we deem such conversion advantageous. From time to time, we may enter into interest rate swap agreements or other interest rate hedging contracts. While these agreements are intended to lessen the impact of rising interest rates, they also expose us to the risks that the other parties to the agreements will not perform, we could incur significant costs associated with the settlement of the agreements, the agreements will be unenforceable and the underlying transactions will fail to qualify as highly-effective cash flow hedges under GAAP guidance.

To the extent that we acquire assets or conduct operations in an international jurisdiction, we will also have currency exchange risk. We may enter into certain hedging arrangements in order to manage interest rate and currency fluctuations. The analysis below presents the sensitivity of the market value of our financial instruments to selected changes in market interest rates.

At March 31, 2013, the total indebtedness of $627.7 million included $199.9 million of variable-rate debt. The impact on the results of operations of a 25-basis point change in interest rate on the outstanding balance of variable-rate debt at March 31, 2013 would be approximately $500,000 per year. Interest rate changes will have no impact on the remaining $427.8 million of fixed rate debt.

The above amounts were determined based on the impact of hypothetical interest rates on our borrowings and assume no changes in our capital structure. The information presented above includes those exposures that existed at March 31, 2013, but it does not consider exposures or positions that could arise after that date. Accordingly, the information presented herein has limited predictive value. As a result, the ultimate realized gain or loss with respect to interest rate fluctuations will depend on exposures that arise during the period, the hedging strategies at the time, and the related interest rates.

LODGING MARKET INDUSTRY OVERVIEW

Lodging Fundamentals

The U.S. lodging industry is in the fourth year of what we anticipate will be a continuing recovery from the recent financial crisis and related economic recession. We believe this is an attractive point in the lodging investment cycle.

The deteriorating economic environment from the recession, combined with above average U.S. hotel supply growth in 2008 and 2009, contributed to a combined 18.4% decline in RevPAR from the end of 2007 to the end of 2009, according to data published by Smith Travel Research. RevPAR growth turned positive in 2010 and grew at rates of 5.4%, 8.2% and 6.8% respectively in 2010, 2011 and 2012. Given the strong correlation between room night demand and growth in GDP, we believe the current projections of a gradual but consistent growth in GDP provides an attractive backdrop for a sustained recovery phase of the lodging cycle.

We believe we are currently entering the most profitable years of the current cycle resulting from favorable supply and demand dynamics. According to data provided by PKF Hospitality Research, LLC, hotel demand is expected to increase at a 2.8% compound annual rate from 2013 to 2016. This growth in demand represents a nearly 50% increase relative to the 24-year average per Smith Travel Research. At the same time, hotel supply is forecasted to grow more slowly, at a 1.3% compound annual rate from 2013 to 2016 including growth of 0.8% and 1.0%, respectively, for 2013 and 2014. The combination of strong growth in room night demand with limited addition to supply should provide hotel owners with the opportunity to drive increases in ADR as industry occupancy exceeds long-term averages.

Given the high degree of operating leverage in the lodging industry, we believe that increases in ADR should result in significant gains in RevPAR and Hotel EBITDA. PKF Hospitality Research, LLC projects industry-wide RevPAR to grow 6.1% in 2013, 7.7% in 2014, 8.5% in 2015 and 5.3% in 2016, representing a compounded annual growth rate of 6.9%. This is nearly two and half times the historical long-term annual average RevPAR growth rate of 2.9%.

We believe the prevailing industry supply and demand dynamic presents compelling growth opportunities for our portfolio of well-capitalized and well-located upscale and upper-upscale hotels. PKF Hospitality Research, LLC further predicts strong RevPAR growth across our key targeted segments, as indicated in the chart below:

Source: Colliers PKF Hospitality Research.

Macroeconomic Fundamentals

Following a period of economic contraction and widespread job loss that occurred in 2008 and 2009, the U.S. economy has been exhibiting signs of a gradual yet persistent recovery. According to data published by the Bureau of Economic Analysis, GDP resumed a positive growth trend in the third quarter of 2009 and has registered positive growth every quarter since that time. In a similar manner, data published by the Bureau of Labor Statistics show that unemployment peaked at 10% in October 2009 and has since declined to 7.6% as of May 2013. Hotel operating fundamentals have reacted strongly to recent economic growth as demonstrated by the 6.8% RevPAR growth in 2012 which was far in excess of the 24-year average of 2.9% according to data from Smith Travel Research. We believe improvements in the economy will continue to positively impact the lodging industry and hotel operating results for several years to come. Data from PKF Hospitality Research, LLC predicts RevPAR will surpass prior peak levels in 2013 with continued improvement expected for each successive year through 2016. We believe this to be an attractive point in the lodging investment cycle and will seek to identify ways to benefit from the cyclical nature of the hotel industry.

Demand Overview

Room night demand in the U.S. lodging industry historically has been directly correlated with macroeconomic trends. Key drivers of this demand include growth in GDP, corporate profitability, capital investments, consumer confidence and employment. Since the industry downturn in 2009, lodging demand, as measured by total rooms sold, has demonstrated steady growth over the past three years and has exceeded prior peak levels. The International Monetary Fund is forecasting U.S. GDP growth of 1.7% in 2013 and 2.7% in 2014, and PKF Hospitality Research, LLC expects that hotel room night demand will grow by 2.6% and 3.3%, respectively, over the same period. Given the strong correlation between room night demand and growth in GDP, we believe the current projections of a gradual but consistent growth in GDP provides an attractive backdrop for a sustained recovery phase of the lodging cycle.

The following chart illustrates the historical correlation between U.S. GDP and hotel room night demand.

Source: Smith Travel Research and U.S. Department of Commerce (1988-2012); PKF Hospitality Research, LLC and International Monetary Fund (2013E-2014E)

With expected growth in room night demand and limited new supply, occupancy is projected to increase from industry lows experienced in 2009, as demonstrated in the chart below.

Source: Smith Travel Research (1988-2012); PKF Hospitality Research, LLC (2013E-2016E)

Supply Overview

Key drivers of lodging supply growth include the availability and cost of capital, construction costs, local real estate market conditions, room night availability and valuation of existing hotels. New hotel room supply is cyclical and typically lags the growth in hotel room night demand because developers often seek to ascertain the certainty of the recovery before investing in new construction. Although lodging industry fundamentals are improving, we expect lenders will remain hesitant to fund new construction. New hotel supply growth is not expected to return to historical levels until 2015, according to PKF Hospitality Research, LLC. We believe that this continued limitation on new supply will contribute to a sustained recovery with the potential to endure longer than prior lodging cycles would generally indicate. Accordingly, we expect the industry to have a sustained period of higher-than-average RevPAR growth.

The following table portrays historical and projected changes in hotel supply, demand and RevPAR.

Source: Smith Travel Research (1988-2012); PKF Hospitality Research, LLC (2013E-2016E)

OUR BUSINESS AND PROPERTIES

Our Company

Ashford Prime is a newly formed, externally-advised Maryland corporation that invests primarily in high RevPAR, luxury, upper-upscale and upscale hotels. Upon completion of the separation and distribution, we will own interests in eight hotels in five states and the District of Columbia with 3,146 total rooms. The hotels in our initial portfolio are located in U.S. gateway markets with favorable growth characteristics resulting from multiple demand generators and limited risk of additional supply. Our initial portfolio generated RevPAR of $140.20 for the year ended December 31, 2012, which is 215% of the average of the U.S. lodging industry, according to Smith Travel Research, Inc.

Ashford Trust, an NYSE-listed REIT focused on investing opportunistically across all segments and at all levels of the capital structure within the hospitality industry, will contribute our initial assets to us. Ashford Advisor, a subsidiary of Ashford Trust, will be our external advisor. All of the hotels in our initial portfolio are currently asset-managed by our advisor. Upon completion of the separation and distribution, Ashford Trust will beneficially own common units of our operating partnership, Ashford Prime OP, representing 20% of our company on a fully-diluted basis.

Our strategy will be to invest primarily in full-service and select-service hotels in the luxury, upper-upscale and upscale segments, which are anticipated to generate RevPAR of at least twice the then current U.S. average RevPAR for all hotels as determined by Smith Travel Research. Luxury, upper-upscale and upscale hotels refer to segments of the branded hotel market, as delineated by Smith Travel Research, based primarily on the system-wide average room rates of the major hotel chains in the United States. Our hotels will be located predominantly in domestic gateway markets. We may also seek to acquire hotels outside of the U.S. that satisfy the same anticipated RevPAR criteria as our domestic hotels (after any applicable currency conversion), with a primary focus on international gateway cities. In addition, we may invest in upper-upscale and luxury hotels situated in resort markets when those hotels meet our stated RevPAR criteria. We will seek to acquire both premium branded and independent hotels. We will distinguish ourselves from Ashford Trust based on our more conservative capital structure, our focus on higher RevPAR hotels and our interest in international assets predominantly in gateway markets.

We believe that the current market environment presents attractive opportunities for us to acquire additional hotels that are compatible with our investment strategy. We also believe that current lodging market fundamentals present favorable opportunities for RevPAR and EBITDA growth at our eight initial hotels.

We will not have any employees. All of the services that might be provided by employees will be provided to us by Ashford Advisor pursuant to an advisory agreement. Ashford Advisor will be staffed by the entire management team of Ashford Trust, and each of the chief executive officer, the president, the chief financial officer, the chief operating officer and the chief accounting officer, has more than 20 years of lodging or real estate experience, including experience in hotel property and loan acquisitions and divestitures, property repositioning and redevelopment, asset management, branding and financing. We believe Ashford Advisor’s management team is uniquely positioned to optimize the operating and financial performance of our hotels. We further believe Ashford Advisor’s management team experience, extensive industry relationships and asset management expertise should enable us to compete effectively for acquisitions and help generate attractive returns to our stockholders.

We intend to elect to be treated as a REIT for federal income tax purposes, and we intend to conduct our business and own substantially all of our assets through our operating partnership.

Our Competitive Strengths

We believe we distinguish ourselves from other hotel owners through the following competitive strengths:

•

High Quality Hotel Portfolio. Upon completion of the separation and distribution, we will own interests in eight hotels, representing 3,146 total rooms. Our hotels will be concentrated in U.S. gateway markets, including Washington D.C., San Francisco, San Diego, Seattle, Dallas and Philadelphia. The RevPAR of our initial hotel portfolio was $140.20 for the year ended December 31, 2012, which is 215% of the average of the U.S. lodging industry, according to Smith Travel Research, Inc., and highlights the overall quality of our portfolio. Our portfolio strength is evidenced by its weighted average RevPAR penetration index of 110.6 for the year ended December 31, 2012. Furthermore, our portfolio exhibits strong cash flow characteristics, with Hotel EBITDA per room of approximately $23,200 for the year ended December 31, 2012, which places us in the top quartile of all publicly-traded hotel REITs for 2012. Our Hotel EBITDA per room is supported by our strong portfolio flow-through, which resulted in Hotel EBITDA margin expansion of 462 basis points since 2009. Finally, our portfolio is in excellent physical condition; Ashford Trust invested an average of nearly $23,000 per room in the portfolio from January 1, 2008 through December 31, 2012.

•

Distinct Investment Strategy. Our strategy will be to invest primarily in full-service and select-service hotels in the luxury, upper-upscale and upscale segments, which are anticipated to generate RevPAR of at least twice the then current U.S. average RevPAR for all hotels as determined by Smith Travel Research. Our hotels will be located predominantly in domestic gateway markets. We may also seek to acquire hotels outside of the U.S. that satisfy the same anticipated RevPAR criteria as our domestic hotels (after any applicable currency conversion), with a primary focus on international gateway cities. In addition, we may invest in upper-upscale and luxury hotels situated in resort markets when those hotels meet our stated RevPAR criteria. We will seek to acquire both premium branded and independent hotels.

•	Option Agreements for Pier House Resort and Crystal Gateway Marriott. We will enter into option agreements to acquire the following hotels from Ashford Trust:

	Location	Total Rooms	% Owned	Year Ended December 31, 2012
Hotel Property				Occupancy	ADR	RevPAR	RevPAR Penetration Index	Hotel EBITDA
Pier House Resort	Key West, FL	142	100%	82.8%	$332.71	$275.50	97.2	$5,896
Crystal Gateway Marriott	Arlington, VA	697	100%	75.1%	182.39	136.97	112.5	15,972

	Location			Three Months Ended March 31, 2013
Hotel Property				Occupancy	ADR	RevPAR	RevPAR Penetration Index	Hotel EBITDA
Pier House Resort	Key West, FL			85.1%	$432.71	$368.04	97.3	$2,584
Crystal Gateway Marriott	Arlington, VA			71.6%	178.32	127.69	111.7	3,622

Pursuant to the Pier House Resort option agreement, we will have an 18-month option to acquire the Pier House Resort and the purchase price initially will be $90.6 million, which is the price Ashford Trust paid when it acquired the property in May 2013 plus the out of pocket costs incurred by Ashford Trust in connection with the acquisition, plus the cost of any owner funded capital improvements made by Ashford Trust prior to our acquisition of the hotel. The price will increase by 1% six months following the separation and distribution and will increase an additional 1% 12 months following the separation and distribution. The Crystal Gateway option agreement will provide us with an option to acquire the Crystal Gateway Marriott beginning six months from the separation and distribution date and extending for 12 months from such date. The purchase price will be equal to the fair market value at the time the option is exercised, based on an appraisal process. The purchase price for the Pier House Resort is payable in cash or common units of our operating partnership, at the option of Ashford Trust, while the purchase price for the Crystal Gateway Marriott is payable in common units only.

Ashford Trust’s board of directors determined, after careful review and consideration, that the inclusion of the two option properties as option properties rather than as part of the initial separation and distribution is in the best interest of the stockholders, based on a number of tax, financing and market considerations. These properties are being included as option properties in an effort to give Ashford Prime the flexibility to determine when, and if, to purchase the hotels based upon the operating performance of the hotels, the value of Ashford Prime’s stock price, market conditions and other relevant factors. Having the option to acquire these properties creates a potential pipeline for acquisition growth that could benefit the future performance of Ashford Prime. We believe that having these unique sources of hotel investment opportunities provides a competitive advantage for Ashford Prime compared to its peer group. We believe this benefit potentially comes from increased size of the asset base of Ashford Prime along with greater EBITDA. The options on the Pier House Resort and the Crystal Gateway Marriott provide Ashford Prime with a defined period of time in which it may acquire the hotels. We believe that this transaction flexibility allows Ashford Prime to be opportunistic in its approach to potentially acquiring these hotels. We believe both the Pier House Resort and the Crystal Gateway Marriott fit our desired RevPAR and geographic location profile.

•

Right of First Offer on Additional High-Quality Assets from Ashford Trust. We will enter into a right of first offer agreement with Ashford Trust. The hotels currently held by Ashford Trust and subject to the right of first offer are as follows:

Hotel Property	Location	Total Rooms	% Owned	RevPAR for Twelve Months Ended December 31, 2012	RevPAR for Three Months Ended March 31, 2013
Crowne Plaza Beverly Hills	Beverly Hills, CA	260	100%	$133.00	$123.41
Embassy Suites Crystal City	Arlington, VA	267	100%	156.81	151.40
Crowne Plaza Key West	Key West, FL	160	100%	177.08	259.55
Hyatt Coral Gables	Coral Gables, FL	242	100%	133.98	197.81
One Ocean Jacksonville	Jacksonville, FL	193	100%	108.41	107.09
Houston Embassy Suites	Houston, TX	150	100%	134.86	152.78
Portland Embassy Suites	Portland, OR	276	100%	131.83	111.46
Ritz-Carlton Atlanta	Atlanta, GA	444	72%*	123.60	133.35
Hilton Boston Back Bay	Boston, MA	390	72%*	184.47	129.62
Courtyard Boston Downtown	Boston, MA	315	72%*	133.64	83.68
The Churchill	Washington D.C.	173	72%*	122.99	121.85
The Melrose	Washington D.C.	240	72%*	122.00	104.37

*	These hotels are owned by a joint venture in which Ashford Trust holds an approximate 72% common equity interest and a $25.0 million preferred equity interest. To the extent Ashford Trust has the opportunity to acquire the entire interest in these hotels or controls the right to sell these hotels, the right of first offer agreement between us and Ashford Trust will extend to these properties.

The right of first offer agreement will provide us the first right to acquire each of the subject hotels, to the extent the board of directors of Ashford Trust determines to market and sell the hotel, subject to any prior rights of the managers of the hotel or other third parties and the limitation noted in the footnote to the table above with respect to hotels in a joint venture. In addition, so long as we do not materially change our initial investment guidelines without the express consent of our advisor, the right of first offer agreement will extend to hotels later acquired by Ashford Trust that satisfy our investment guidelines.

Ashford Trust’s board of directors determined, after careful review and consideration, that providing a right of first offer with respect to these properties rather than including them as part of the initial separation and distribution is in the best interest of the stockholders, based on a number of financing, organizational and market considerations. These properties are generally subject to either existing debt pools crossed with other hotel assets not included in the right of first offer agreement or are in joint ventures with third parties that limited Ashford Trust’s ability to contribute these properties to Ashford Prime immediately upon the separation and distribution. These properties are being included as right of first offer properties because they, similar to the option properties, satisfy the initial investment criteria of Ashford Prime and create a potential pipeline for acquisition growth that could benefit the future performance of Ashford Prime. We believe that having these unique sources of hotel investment opportunities provides a competitive advantage for Ashford Prime compared to its peer group. We believe this benefit potentially comes from increased size of the asset base of the company along with greater EBITDA. We believe the hotels listed in the table above fit our desired RevPAR and geographic location profile.

•

Experienced Team with Proven Track Record of Delivering Stockholder Value. We will be advised by Ashford Advisor, which will be staffed with the Ashford Trust management team, through an external advisory agreement with Ashford Advisor. Ashford Advisor’s management team has generated strong stockholder returns for Ashford Trust since its inception in 2003, with an approximate 120% total return measured from September 1, 2003 through March 31, 2013. Total return is measured as the increase in the market price of the Ashford Trust common stock over the specified time period, assuming all dividends are reinvested into additional shares of Ashford Trust common stock. During the financial crisis, Ashford Trust entered into consensual foreclosures on three hotel properties, realizing a net loss on investments in these properties of $54.1 million; however, since January 2009, Ashford Trust has generated the highest total return to stockholders of all publicly-traded lodging REITs that existed throughout that period, with an approximate 914% total return measured from January 1, 2009 through March 31, 2013. The Ashford Trust management team has successfully completed several multi-property acquisitions, including the $2.4 billion acquisition of the 51-property CNL Hotels & Resorts portfolio in 2007 and the $1.3 billion acquisition of the 28-property Highland Hospitality portfolio in 2011. Each of the chief executive officer, the president, the chief financial officer, the chief operating officer and the chief accounting officer of the Ashford Trust management team has more than 20 years of lodging or real estate experience. Furthermore, the members of the Ashford Trust management team have developed strong relationships with hotel owners, management companies, brand companies, brokers, lenders and institutional investors that will provide value-added benefits.

•

Highly Aligned Management Structure. We have been structured to ensure strong management alignment with our stockholders. Ashford Trust, the parent of our advisor, will initially beneficially own 20% of the common units of our operating partnership (“common units”). Additionally, the executive management team of Ashford Trust, together with Mr. Archie Bennett, Jr., chairman emeritus and co-founder of Ashford Trust, will own, directly or indirectly, approximately 21% of the equity interest in our operating partnership on a fully-diluted basis. By comparison, the average for publicly-traded lodging REITs was 2% as of the most recently available public information. This represents the highest insider ownership among all publicly-traded lodging REITs, according to SEC filings, excluding Ashford Trust, and creates a strong alignment between management and stockholders. Additionally, the terms of our external advisory agreement with our advisor takes into consideration a best practices structure to provide better alignment with investors, with the fees payable pursuant to the advisory agreement based upon our total enterprise value rather than our gross book value, resulting in lower advisory fees if our stock price decreases. Furthermore, the incentive fees payable under the advisory agreement are based on our total shareholder return outperformance compared to a defined peer group.

•

Attractive Corporate Governance. We will have an attractive governance structure that will provide transparency to investors and promotes the long-term interests of stockholders. Some of the significant features of our corporate governance structure include:

–

External advisor owned by publicly-traded company. Unlike many externally-managed REITs, our advisor is a subsidiary of a publicly-traded company. Investors will therefore be able to obtain certain information about our advisor through publicly available filings of its parent.

–

Non-classified board. Our board of directors will consist of seven members, five of whom are expected to be independent, and all board members will be subject to re-election on an annual basis. We will also have a lead independent director with well-defined duties that support the board’s oversight responsibilities. Four of our initial independent directors will have no prior affiliations with Ashford Trust.

–

Corporate governance policy requires that the board consist of at least two-thirds independent directors. Our corporate governance policy provides that at least two-thirds of our board of directors shall be independent directors at all times that we do not have an independent chairman. This super-majority requirement mandates a greater number of independent directors than we are otherwise required to have on our board of directors.

–

Charter provision and corporate governance policy that address conflicts. Our charter contains a requirement that any transaction or agreement involving us, our wholly-owned subsidiaries or our operating partnership and a director, officer or an affiliate of a director or officer will require the approval of a majority of the disinterested directors. Our corporate governance policy provides that all decisions related to the right of first offer agreement with Ashford Trust; decisions related to the mutual exclusivity agreement or the master management agreement with Remington; decisions related to the advisory agreement with Ashford Advisor; and all decisions related to the enforcement of the separation and distribution agreement be approved by a majority of the independent directors.

–

Opt out of certain Maryland law antitakeover provisions. We have opted out of certain Maryland law antitakeover provisions and, in the future, we may not opt back in to these provisions without stockholder approval.

–

No stockholder rights plan. We do not have, and will not adopt, a stockholder rights plan unless our stockholders approve in advance the adoption of a plan or, if our board of directors adopts a plan for our company, we submit the stockholder rights plan to our stockholders for a ratification vote within 12 months of adoption, without which the plan will terminate.

–

Ashford Trust’s 20% retained beneficial interest in our company will be in the form of common units, which generally will not convey voting power with respect to matters voted on by our stockholders. The management team of Ashford Trust, together with Mr. Archie Bennett, Jr., chairman emeritus and co-founder of Ashford Trust, will own approximately     % of the common units of our operating partnership. Unless and until such common units are converted into shares of our common stock, the holders of such common units will not have any voting power on matters voted on by our stockholders as a result of such ownership.

•

Prudent Capital Structure. Over time, we will target a low-leverage capital structure and intend to limit the sum of the outstanding principal amount of our consolidated indebtedness and the liquidation preference of any outstanding preferred equity, less cash, cash equivalents and marketable securities, to not more than 5.0x EBITDA, for the 12-month period preceding the incurrence of such debt or the issuance of such preferred equity. Although we will initially exceed these target levels, we expect, over time, to meet these leverage thresholds. Upon completion of the separation and distribution, we will have property-level indebtedness related to our initial properties, which had an outstanding consolidated principal balance at March 31, 2013 of approximately $627.7 million and a weighted average interest rate of 5.32% per annum. Of this indebtedness, none is expected to mature prior to

2017. In addition, concurrently with the completion of the separation and distribution, we expect to enter into a         -year, $         million revolving credit facility. The pro forma amount of indebtedness upon the completion of the separation and distribution is estimated to be $627.7 million. While we anticipate having a credit facility in place, we do not anticipate having any amounts initially drawn. We believe that our capital structure and our ability to access our credit facility will allow us to capitalize on favorable acquisition and investment opportunities.

Our Investment and Growth Strategies

Our principal business objectives will be to generate attractive returns on our invested capital and long-term growth in cash flow to maximize total returns to our stockholders. To achieve our objectives, we intend to pursue the following strategies:

Pursue Focused Investment Strategy. Our strategy will be to invest in premium branded and high quality independent hotels that are:

•

full-service and select-service hotels in the luxury, upper-upscale and upscale segments which are anticipated to generate RevPAR at least twice the average RevPAR for the U.S. lodging industry, as determined by Smith Travel Research, located predominately in U.S. gateway markets;

•

hotels located outside of the U.S. that satisfy the same anticipated RevPAR criteria as our domestic hotels (after any applicable currency conversion), with a primary focus on international gateway markets; and

•	upper-upscale and luxury hotels in U.S. resort markets and meeting our stated RevPAR criteria.

We intend to concentrate our investments in markets where we believe there are significant growth opportunities and limited risk of additional supply. In determining anticipated RevPAR for a particular asset, we may take into account forecasts and other considerations, including without limitation, conversions or repositions of assets, capital plans, brand changes and other factors which may reasonably be forecasted to raise RevPAR after stabilization. Stabilization with respect to a hotel, after the completion of an initiative such as a capital plan, conversion or change of brand name or change of the business mix or other operating characteristics, is generally expected to occur within 12 to 24 months after the completion of the related renovation, reposition or brand change.

Continue Active Asset Management. Our advisor intends to aggressively asset-manage the hotels in our initial portfolio and any hotel properties we may acquire in the future to maximize the operating performance, cash flow and value of each hotel. Aggressive asset management is intended to include actively “managing” the third-party property manager and holding them accountable to drive industry leading top line and bottom line operating performance. Our advisor will aim to achieve this goal by benchmarking each asset’s performance compared to similar hotels within our portfolio. Our advisor will also closely monitor expenses, including general staffing levels, food and beverage margins, and overtime, as well as third-party vendor and service contracts. If expense levels are not commensurate with the property revenues, our advisor will work with the property manager to implement cost cutting initiatives. Our advisor will also be very active in critiquing and proposing improved strategies for the sales, marketing and revenue management initiatives of the property manager as well as its ability to drive ancillary hotel revenues (for example, spa, food and beverage, parking, and internet). In addition to “managing” the property manager, our advisor will work with the brands and management companies to negotiate favorable franchise agreement and property management agreement terms. We anticipate that our advisor will also actively participate in brand advisory committee meetings to provide feedback and input on new hotel brand initiatives.

Asset management functions include acquisition, renovation, financing and disposition of assets, operational accountability of managers, and property-level strategies as compared to the day-to-day management of our hotels, which will be performed by our property managers. Our advisor will leverage its extensive industry expertise to employ value-added strategies, implement best practices acquired from its deep industry experience and prudently invest capital in our assets to optimize operating results and generate attractive returns on investment.

Employ Disciplined Capital Allocation Program. We intend to pursue a disciplined capital allocation strategy as it relates to the acquisition, operation, disposition and financing of assets in our initial portfolio and those that we may acquire in the future. Our advisor will utilize its extensive industry experience and capital markets expertise to influence the timing of capital deployment and recycling, and we may selectively sell hotels that are no longer consistent with our investment strategy or whose returns appear to have been maximized. To the extent we sell hotels, we generally intend to redeploy the capital into investment opportunities that we believe will achieve higher returns.

Our Initial Hotels

Upon completion of the separation and distribution, we will own interests in a high-quality, geographically diverse portfolio of eight hotels located in five states and the District of Columbia comprising 3,146 total rooms. All of the hotels in our initial portfolio are located in top U.S. markets that exhibit strong growth characteristics resulting from multiple demand generators and limited addition to supply. All of the hotels in our initial portfolio operate under premium brands affiliated with either Marriott or Hilton. Each of our properties is encumbered by loans as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness to be Outstanding after the Separation and Distribution.” For 2012, approximately 44% of the room revenue for our initial hotel portfolio was generated by transient corporate business, approximately 22% by transient leisure business, approximately 31% was group sales and 3% was contract sales. The following table sets forth additional information for our hotels (dollars in thousands, except ADR and RevPAR):

				Year Ended December 31, 2012
Hotel Property	Location	Total Rooms	% Owned	Occupancy	ADR	RevPAR	RevPAR Penetration Index	Hotel EBITDA(1)	Capital Invested per Room(2)
Hilton La Jolla Torrey Pines(3)	La Jolla, CA	394	75%	76%	$166.41	$126.19	103.2	$8,898	$32.9
The Capital Hilton	Washington, D.C.	544	75%	82%	213.93	176.09	107.2	15,285	64.2
Marriott Plano Legacy Town Center	Plano, TX	404	100%	66%	162.59	107.91	128.6	8,392	16.4
Seattle Marriott Waterfront	Seattle, WA	358	100%	78%	200.34	155.64	110.0	10,521	14.1
Courtyard San Francisco Downtown	San Francisco, CA	405	100%	85%	206.93	176.66	103.6	10,135	7.8
Courtyard Seattle Downtown	Seattle, WA	250	100%	72%	148.58	107.02	108.9	4,860	13.9
Courtyard Philadelphia Downtown	Philadelphia, PA	498	100%	78%	161.20	125.56	113.0	9,805	8.7
Renaissance Tampa International Plaza(4)	Tampa, FL	293	100%	78%	154.68	120.57	127.6	5,144	6.9

Total / Weighted Average(5)		3,146		77%	$181.13	$140.20	110.6	$73,040	$23.0

				Three Months Ended March 31, 2013
Hotel Property	Location			Occupancy	ADR	RevPAR	RevPAR Penetration Index	Hotel EBITDA(1)
Hilton La Jolla Torrey Pines(3)	La Jolla, CA			66%	$174.80	$114.70	97.0	$1,716
The Capital Hilton	Washington, D.C.			77%	235.67	180.29	109.2	3,710
Marriott Plano Legacy Town Center	Plano, TX			69%	170.72	118.01	123.7	2,481
Seattle Marriott Waterfront	Seattle, WA			70%	169.30	118.24	108.0	1,645
Courtyard San Francisco Downtown	San Francisco, CA			84%	201.78	169.85	105.0	2,278
Courtyard Seattle Downtown	Seattle, WA			66%	124.05	81.37	115.2	800
Courtyard Philadelphia Downtown	Philadelphia, PA			71%	152.60	108.81	119.4	1,931
Renaissance Tampa International Plaza(4)	Tampa, FL			83%	177.03	147.70	116.3	1,986

Total / Weighted Average(5)				73%	$181.60	$133.27	110.6	$16,547

(1)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a reconciliation of Hotel EBITDA by property. We own the Hilton La Jolla Torrey Pines and The Capital Hilton in a joint venture. The Hotel EBITDA represents the total amount for each hotel, not our pro rata amount based on our ownership percentage.

(2)

Consists of all capital expenditures by Ashford Trust since January 1, 2008 and represents the total investment for each hotel, not its pro rated investment based on its ownership percentage. In aggregate, Ashford Trust has invested capital of $72.5 million in these hotels during that period. Based on Ashford Trust’s capital budget, we expect that we will invest an additional approximately $17.4 million in these hotels in the 12 months following the separation, or approximately $5,500 per room.

(3)	Subject to a ground lease that expires in 2043.
(4)	Subject to a ground lease that expires in 2080.
(5)

RevPAR penetration represents a weighted average based on the sum of the product of RevPAR for the competitive set of each hotel and the total room count for the respective hotel for all eight hotels in our portfolio. All other values on this line are calculated on a portfolio basis for all eight hotels in our portfolio.

Each of our hotels is operated under a management with either Hilton or Marriott, and the material terms of these agreements are described in “Certain Agreements—Hotel Management Agreements.”

Hilton La Jolla Torrey Pines, La Jolla, CA

We will own a 75% partnership interest in Ashford HHC Partners III LP, which has a ground lease in the Hilton La Jolla Torrey Pines expiring in 2043. The remaining 25% partnership interest in Ashford HHC Partners III LP is owned by Hilton. The hotel opened in 1989 and is comprised of 394 guest rooms, including 229 king rooms, 153 queen/queen rooms, 10 one-bedroom suites and two parlor suites. Approximately $17.4 million was spent on capital expenditures since the acquisition of the property by Ashford HHC Partners III LP in 2007, which included lobby, restaurant and room renovations. Capital expenditures over the next 12 months are expected to be approximately $700,000 for various small projects.

The hotel is located on the famous Torrey Pines Golf Course, with newly renovated guest rooms. Each room has a private balcony or patio with ocean, garden or golf course views. In addition to the attraction of the golf course, the hotel is located near the Torrey Pines State Nature Reserve with access to a number of outdoor activities, and numerous hospitals and research facilities are located near the hotel.

Additional property highlights include:

•	Meeting Space: Approximately 60,000 square feet of meeting space, including:

–	26,000 square feet of function space in 21 rooms to accommodate up to 1,500 people;

–	over 17,000 square feet of outdoor function space; and

–	the 6,203 square foot Fairway Pavilion Ballroom overlooking the 18th fairway of Torrey Pines Golf Course South Course.

•	Food and Beverage: The Hilton La Jolla Torrey Pines hosts the Torreyanae Grill, an all-purpose three-meal restaurant with 295 seats and the Horizons Lounge with 60 seats.

•	Other Amenities: The hotel has a fitness center, outdoor pool, outdoor whirlpool, tennis courts, basketball court, business center and a gift shop.

Location and Access. The hotel is located near the Pacific Ocean in a secluded area of the famous Torrey Pines golf course. The hotel is approximately 15 miles from the San Diego International Airport—Lindbergh Field.

Competition. Competitor hotels include the Marriott La Jolla, Loews Coronado Bay, Embassy Suites La Jolla, Hyatt Regency Aventine and Estancia La Jolla. When compared with our competitors, our RevPAR for the year ended December 31, 2012 ranked second out of our six hotel competitive set.

Operating History. The following table shows certain historical information regarding the Hilton La Jolla Torrey Pines since 2008:

	Three Months Ended March 31, 2013	Year Ended December 31

		2012	2011	2010	2009	2008
Rooms	394	394	394	394	394	394
Average Occupancy	65.6%	75.8%	75.9%	73.0%	69.6%	71.9%
ADR	$174.80	$166.41	$157.27	$153.44	$159.63	$193.47
RevPAR	$114.70	$126.19	$119.39	$111.96	$111.10	$139.18

Selected Financial Information. The following tables show certain selected financial information regarding the Hilton La Jolla Torrey Pines since 2010 (dollars in thousands):

	Three Months Ended March 31, 2013	Year Ended December 31

		2012	2011	2010
Total Revenue	$7,016	$30,934	$30,116	$28,640
Rooms Revenue	4,067	18,197	17,169	16,101
Hotel EBITDA(1)	1,716	8,898	8,632	7,214
EBITDA Margin	24.5%	28.8%	28.7%	25.2%

(1)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a reconciliation of net income to Hotel EBITDA by property. We own the Hilton La Jolla Torrey Pines in a joint venture. The Hotel EBITDA amount for this hotel represents the total amount for this hotel, not our pro rata amount based on our 75% ownership percentage.

During 2012, the realty tax rate and annual realty taxes on the Hilton La Jolla Torrey Pines were 1.12% and $1.3 million, respectively. The adjusted tax basis for the building for the year ended December 31, 2012 was $87.2 million, which is depreciated on a straight line basis over an estimated life of 39 years.

The Capital Hilton, Washington, D.C.

We will own a 75% partnership interest in Ashford HHC Partners III LP, which has a fee simple interest in The Capital Hilton. The remaining 25% partnership interest in Ashford HHC Partners III LP is owned by Hilton. The hotel opened in 1943 and is comprised of 544 guest rooms, including 253 king rooms, 94 queen/queen rooms, 83 double/double rooms, 80 single queen rooms and 34 suites. Approximately $35.2 million was spent on capital expenditures since the acquisition of the property by Ashford HHC Partners III LP in 2007, which included renovations to the guest rooms, public space, meeting rooms, lobby and restaurant. Capital expenditures over the next 12 months are expected to be approximately $1.1 million to re-locate the concierge lounge, convert the existing lounge into three additional guest rooms and convert an existing suite into two guest rooms.

The hotel is strategically located at 16th and K Street, in close proximity to the White House. The hotel has significant historical connotations and is located near numerous Washington, D.C. attractions including the National Mall.

Additional property highlights include:

•	Meeting Space: Approximately 30,000 square feet of contiguous meeting space located on the same floor.

•	Food and Beverage: The Capital Hilton hosts (i) the Northgate Grill, a full service restaurant with 130 seats and (ii) the Statler Lounge, a lobby bar with 58 seats.

•	Other Amenities: The hotel has the MINT Health Club and Day Spa, gift shop, business center, valet parking and an executive lounge.

Location and Access. The hotel is conveniently located in the center of Washington, D.C., north of the White House and near the National Mall and numerous tourist attractions. By virtue of its size and clear signage, it is visible from both directions on 16th street. The hotel is approximately five miles from Ronald Reagan Washington National Airport.

Competition. Competitor hotels include Hyatt Regency, JW Marriott, Renaissance Mayflower, The Madison, Westin City Center and Hamilton Crowne Plaza. When compared with our competitors, our RevPAR for the year ended December 31, 2012 ranked second out of our seven hotel competitive set.

Operating History. The following table shows certain historical information regarding The Capital Hilton hotel since 2008:

	Three Months Ended March 31, 2013	Year Ended December 31

		2012	2011	2010	2009	2008
Rooms	544	544	544	544	544	544
Average Occupancy	76.5%	82.3%	82.2%	70.8%	79.1%	83.2%
ADR	$235.67	$213.93	$212.17	$210.71	$206.62	$217.55
RevPAR	$180.29	$176.09	$174.16	$149.24	$163.34	$181.07

Selected Financial Information. The following tables show certain selected financial information regarding The Capital Hilton hotel since 2010 (dollars in thousands):

	Three Months Ended March 31, 2013	Year Ended December 31

		2012	2011	2010
Total Revenue	$12,599	$49,162	$48,516	$42,847
Rooms Revenue	8,827	35,060	34,640	29,632
Hotel EBITDA(1)	3,710	15,285	14,879	11,371
EBITDA Margin	29.4%	31.1%	30.7%	26.5%

(1)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a reconciliation of net income to Hotel EBITDA by property. We own The Capital Hilton in a joint venture. The Hotel EBITDA amount for this hotel represents the total amount for this hotel, not our pro rata amount based on our 75% ownership percentage.

During 2012, the realty tax rate and annual realty taxes on The Capital Hilton hotel were 1.85% for real property and 3.40% for personal property, and $2.3 million, respectively. The adjusted tax basis for the building for the year ended December 31, 2012 was $123.1 million, which is depreciated on a straight line basis over an estimated life of 39 years.

Marriott Plano Legacy Town Center, Plano, TX

We will own a fee simple interest in the Marriott Plano Legacy Town Center. The hotel opened in 2001 and is comprised of 404 guestrooms, including 220 king rooms, 136 double/double room, and 48 suites. Approximately $7.9 million was spent on capital expenditures since acquisition by Ashford Trust in 2007, which included major suite room and corridor renovations. Capital expenditures over the next 12 months are expected to be approximately $2.4 million to renovate the ballroom and for other discretionary projects.

The hotel is located in West Plano in a prime location near high occupancy office buildings and Legacy Town Center, a master planned community featuring urban style housing, retail, dining and office space. The Shops at Legacy Town Center provide a “main street” style shopping experience with numerous patio dining options.

Additional property highlights include:

•	Meeting Space: Approximately 32,000 square feet of meeting space, including foyer space.

•

Food and Beverage: The Marriott Plano Legacy Town Center hosts (i) the Copper Bottom Grill, a full-service restaurant open for breakfast and lunch with 120 seats and (ii) Chaddick’s, a lounge offering food options after 2:00 p.m., with 103 seats, including outdoor seating.

•	Other Amenities: The hotel has a fitness center, outdoor pool, whirlpool and sauna, a business center and gift shop.

Location and Access. The hotel is conveniently located in west Plano near Legacy Town Center, just off of the North Dallas Tollway. The hotel is approximately 23 miles from the Dallas/Fort Worth International Airport.

Competition. Competitor hotels include the Marriott Dallas Quorum, Hilton Dallas Lincoln Centre, InterContinental Hotel Dallas, Westin Galleria, Courtyard Dallas Legacy Park and Westin Stonebriar. When compared with our competitors, our RevPAR for the year ended December 31, 2012 ranked second out of our seven hotel competitive set.

Operating History. The following table shows certain historical information regarding the Marriott Plano Legacy Town Center hotel since 2008:

	Three Months Ended March 31, 2013	Year Ended December 31

		2012	2011	2010	2009	2008
Rooms	404	404	404	404	404	404
Average Occupancy	69.1%	66.4%	63.2%	61.8%	63.7%	71.3%
ADR	$170.72	$162.59	$160.48	$148.06	$143.32	$154.36
RevPAR	$118.01	$107.91	$101.42	$91.45	$91.35	$109.99

Selected Financial Information. The following tables show certain selected financial information regarding the Marriott Plano Legacy Town Center hotel since 2010 (dollars in thousands):

	Three Months Ended March 31, 2013	Year Ended December 31

		2012	2011	2010
Total Revenue	$7,154	$25,330	$24,298	$22,002
Rooms Revenue	4,434	15,869	14,915	13,448
Hotel EBITDA(1)	2,481	8,392	7,923	6,788
EBITDA Margin	34.7%	33.1%	32.6%	30.9%

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a reconciliation of net income to Hotel EBITDA by property.

During 2012, the realty tax rate and annual realty taxes on the Marriott Plano Legacy Town Center hotel were 2.2% and $1.0 million, respectively. The adjusted tax basis for the building for the year ended December 31, 2012 was $83.4 million, which is depreciated on a straight line basis over an estimated life of 39 years.

Seattle Marriott Waterfront, Seattle, WA

We will own a fee simple interest in the Seattle Marriott Waterfront hotel. The hotel opened in 2003 and is comprised of 358 guestrooms, including 188 king rooms, 155 double/double rooms and 15 suites. Approximately $5.2 million was spent on capital expenditures since acquisition by Ashford Trust in 2007, which included a soft goods guestroom renovation. Capital expenditures over the next 12 months are expected to be approximately $900,000 to renovate the lobby and meeting space as well as to undertake other discretionary projects.

The hotel is located on the Seattle Waterfront near Pike Place Market, a public market for locally produced food featuring unique shops. The hotel is also located near the Pier 66 cruise terminal, positioning it to take advantage of any rise in cruise departures.

Additional property highlights include:

•	Meeting Space: Approximately 11,300 square feet of meeting space.

•	Food and Beverage: The Seattle Marriott Waterfront hosts (i) Hook and Plow, a full-service restaurant with 128 seats and (ii) Trolly Café and gift shop.

•	Other Amenities: The hotel has a fitness center, indoor/outdoor connected pool, whirlpool, business center, guest laundry facilities and gift shop.

Location and Access. The hotel is conveniently located on the Seattle waterfront, just off of Highway 99/ Alaskan Way Viaduct. The hotel is approximately 15 miles from the Seattle/Tacoma International Airport.

Competition. Competitor hotels include the Hilton Seattle, Renaissance Seattle, the Edgewater, W Hotel Seattle and Grand Hyatt Seattle. When compared with our competitors, our RevPAR for the year ended December 31, 2012 ranked second out of our six hotel competitive set.

Operating History. The following table shows certain historical information regarding the Seattle Marriott Waterfront hotel since 2008:

	Three Months Ended March 31, 2013	Year Ended December 31

		2012	2011	2010	2009	2008
Rooms	358	358	358	358	358	358
Average Occupancy	69.8%	77.7%	74.8%	73.4%	71.8%	74.0%
ADR	$169.30	$200.34	$189.63	$178.96	$181.18	$209.76
RevPAR	$118.24	$155.64	$141.92	$131.27	$130.06	$155.30

Selected Financial Information. The following tables show certain selected financial information regarding the Seattle Marriott Waterfront hotel since 2010 (dollars in thousands):

	Three Months Ended March 31, 2013	Year Ended December 31

		2012	2011	2010
Total Revenue	$5,635	$27,195	$25,239	$23,329
Rooms Revenue	3,937	20,282	18,494	17,106
Hotel EBITDA(1)	1,645	10,521	9,377	8,419
EBITDA Margin	29.2%	38.7%	37.2%	36.1%

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a reconciliation of net income to Hotel EBITDA by property.

During 2012, the realty tax rate and annual realty taxes on the Seattle Marriott Waterfront hotel were 1.1% and $900,000, respectively. The adjusted tax basis for the building for the year ended December 31, 2012 was $140.7 million, which is depreciated on a straight line basis over an estimated life of 39 years.

Courtyard San Francisco Downtown, San Francisco, CA

We will own a fee simple interest in the Courtyard San Francisco Downtown. The hotel opened in 2001 and is comprised of 405 guestrooms, including 206 king rooms, 168 queen/queen room and 31 suites. Approximately $5.5 million was spent on capital expenditures since acquisition by Ashford Trust in 2007, which included a restaurant renovation and a guestroom soft goods renovation. Capital expenditures over the next 12 months are expected to be approximately $400,000 to upgrade the business center and to undertake other discretionary projects.

The hotel is located conveniently downtown in the heart of the SOMA district of San Francisco. The hotel is located near numerous businesses and attractions, including the Moscone Convention Center, AT&T Park, Union Square and the Metreon Complex.

Additional property highlights include:

•	Meeting Space: Approximately 9,900 square feet of meeting space.

•

Food and Beverage: The Courtyard San Francisco Downtown hosts (i) Whispers Bar and Grill, a dinner only restaurant with 50 seats, (ii) Jasmine’s, a breakfast only restaurant with 100 seats and (iii) a Starbucks coffee shop.

•	Other Amenities: The hotel has a fitness center, indoor pool and whirlpool and an outdoor courtyard.

Location and Access. The hotel is located in downtown San Francisco and is easily accessible from Interstate 80. The hotel is approximately 14 miles from the San Francisco International Airport.

Competition. Competitor hotels include the Marriott Union Square, Hilton Financial District, Sir Francis Drake, Hotel Nikko San Francisco and Harbor Court Hotel. When compared with our competitors, our RevPAR for the year ended December 31, 2012 ranked third out of our six hotel competitive set.

Operating History. The following table shows certain historical information regarding the Courtyard San Francisco Downtown since 2008:

	Three Months Ended March 31, 2013	Year Ended December 31

		2012	2011	2010	2009	2008
Rooms	405	405	405	405	405	405
Average Occupancy	84.2%	85.4%	86.0%	82.9%	76.5%	81.5%
ADR	$201.78	$206.93	$183.21	$160.68	$162.98	$188.80
RevPAR	$169.85	$176.66	$157.52	$133.24	$124.70	$153.83

Selected Financial Information. The following tables show certain selected financial information regarding the Courtyard San Francisco Downtown since 2010 (dollars in thousands):

	Three Months Ended March 31, 2013	Year Ended December 31

		2012	2011	2010
Total Revenue	$7,522	$30,233	$27,199	$23,033
Rooms Revenue	6,397	26,043	23,221	19,643
Hotel EBITDA(1)	2,278	10,135	8,528	5,608
EBITDA Margin	30.3%	33.5%	31.4%	24.3%

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a reconciliation of net income to Hotel EBITDA by property.

During 2012, the realty tax rate and annual realty taxes on the Courtyard San Francisco Downtown were 1.2% and $1.1 million, respectively. The adjusted tax basis for the building for the year ended December 31, 2012 was $82.0 million, which is depreciated on a straight line basis over an estimated life of 39 years.

Courtyard Seattle Downtown, Seattle, WA

We will own a fee simple interest in the Courtyard Seattle Downtown. The hotel opened in 1999 and is comprised of 250 guestrooms, including 175 king rooms, 73 double/double rooms and two suites. Approximately $3.8 million was spent on capital expenditures since acquisition by Ashford Trust in 2007, which included guestroom and restaurant renovations. Capital expenditures over the next 12 months are expected to be approximately $700,000 for various small projects.

The hotel is located on Lake Union, with beautiful water views and access to numerous outdoor activities. The hotel is also located near the Space Needle, Seattle Center, Key Arena and Pacific Science Center, as well as numerous corporate offices including Amazon’s corporate headquarters and campus.

Additional property highlights include:

•	Meeting Space: Approximately 2,300 square feet of meeting space.

•

Food and Beverage: The Courtyard Seattle Downtown hosts (i) Regatta View Restaurant, an all-purpose restaurant open for breakfast and dinner with 146 seats and (ii) the Lobby Bar and Grill, with 96 seats.

•	Other Amenities: The hotel has a fitness center, indoor pool and whirlpool, a sundries shop, guest laundry facilities, business center and a covered parking garage.

Location and Access. The hotel is located in downtown Seattle on the Western Shore of Lake Union on Westlake Avenue. The hotel is accessible from Interstate 5 and has easy access to the Seattle streetcar system and monorail. The hotel is approximately 17 miles from the Seattle-Tacoma International Airport.

Competition. Competitor hotels include the Holiday Inn Express Seattle, Hampton Inn Seattle, Four Points Seattle, Silver Cloud Lake Union, Holiday Inn Seattle Center and Hyatt Place Seattle. When compared with our competitors, our RevPAR for the year ended December 31, 2012 ranked second out of our seven hotel competitive set.

Operating History. The following table shows certain historical information regarding the Courtyard Seattle Downtown since 2008:

	Three Months Ended March 31, 2013	Year Ended December 31

		2012	2011	2010	2009	2008
Rooms	250	250	250	250	250	250
Average Occupancy	65.6%	72.0%	69.9%	66.8%	58.8%	72.7%
ADR	$124.05	$148.58	$139.81	$133.01	$141.75	$161.57
RevPAR	$81.37	$107.02	$97.68	$88.89	$83.33	$117.41

Selected Financial Information. The following tables show certain selected financial information regarding the Courtyard Seattle Downtown since 2010 (dollars in thousands):

	Three Months Ended March 31, 2013	Year Ended December 31

		2012	2011	2010
Total Revenue	$2,282	$11,423	$10,458	$9,464
Rooms Revenue	1,892	9,739	8,889	8,089
Hotel EBITDA(1)	800	4,860	4,552	3,915
EBITDA Margin	35.0%	42.5%	43.5%	41.4%

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a reconciliation of net income to Hotel EBITDA by property.

During 2012, the realty tax rate and annual realty taxes on the Courtyard Seattle Downtown were 1.1% and $0.5 million, respectively. The adjusted tax basis for the building for the year ended December 31, 2012 was $63.5 million, which is depreciated on a straight line basis over an estimated life of 39 years.

Courtyard Philadelphia Downtown, Philadelphia, PA

We will own a fee simple interest in the Courtyard Philadelphia Downtown. The hotel opened in 1999 and is comprised of 498 guestrooms, including 236 king rooms, 124 queen/queen rooms, 77 double/double rooms and 61 suites. Approximately $5.1 million was spent on capital expenditures since acquisition in 2007, which included a lobby bistro renovation and the purchase of new televisions and select case goods for the guestrooms. Capital expenditures over the next 12 months are expected to be approximately $10.4 million, primarily for a guest room renovation.

The hotel is located in the center of Philadelphia’s downtown business district, across the street from city hall and a block away from the Philadelphia Convention Center. The hotel is a historic landmark itself, on the national register of historic places, and is convenient to the historical district, the University of Pennsylvania and Independence Hall.

Additional property highlights include:

•	Meeting Space: Approximately 11,000 square feet of meeting space.

•	Food and Beverage: The Courtyard Philadelphia Downtown hosts (i) Nineteen 26, an all-purpose restaurant and (ii) a Starbucks coffee shop.

•	Other Amenities: The hotel has a fitness center, sundries shop/market, indoor pool and whirlpool, business center, guest laundry facilities and gift shop.

Location and Access. The hotel is located in downtown Philadelphia and is accessible from Interstate 636. The hotel’s corner location and clear signage make it easily visible from both directions on Juniper Street. The hotel is approximately 10 miles from the Philadelphia International Airport.

Competition. Competitor hotels include the Sonesta Hotel Philadelphia, Doubletree Philadelphia, Sheraton Hotel Philadelphia, Loews Philadelphia and Hilton Garden Inn Philadelphia. When compared with our competitors, our RevPAR for the year ended December 31, 2012 ranked second out of our six hotel competitive set.

Operating History. The following table shows certain historical information regarding the Courtyard Philadelphia Downtown since 2008:

	Three Months Ended March 31, 2013	Year Ended December 31

		2012	2011	2010	2009	2008
Rooms	498	498	498	498	498	498
Average Occupancy	71.3%	77.9%	78.1%	75.7%	75.0%	78.7%
ADR	$152.60	$161.20	$147.17	$133.53	$143.25	$157.29
RevPAR	$108.81	$125.56	$114.92	$101.09	$107.48	$123.76

Selected Financial Information. The following tables show certain selected financial information regarding the Courtyard Philadelphia Downtown since 2010 (dollars in thousands):

	Three Months Ended March 31, 2013	Year Ended December 31

		2012	2011	2010
Total Revenue	$6,028	$27,476	$24,820	$22,091
Rooms Revenue	5,039	22,761	20,832	18,325
Hotel EBITDA(1)	1,931	9,805	8,023	6,118
EBITDA Margin	32.0%	35.7%	32.3%	27.7%

(1)	Includes operations for Courtyard Philadelphia Downtown as opposed to triple net lease for all periods presented.
(2)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a reconciliation of net income to Hotel EBITDA by property.

During 2012, the realty tax rate and annual realty taxes on the Courtyard Philadelphia Downtown were 3.35% and $1.3 million. The adjusted tax basis for the building for the year ended December 31, 2012 was $80.5 million, which is depreciated on a straight line basis over an estimated life of 39 years.

Renaissance Tampa International Plaza, Tampa, FL

We will own a ground lease in the Renaissance Tampa International Plaza expiring in 2080. The hotel opened in 2004 and is comprised of 293 guestrooms, including 173 king rooms, 114 double/double rooms and six suites. Approximately $2.5 million was spent on capital expenditures since acquisition by Ashford Trust in 2007, which included a meeting space renovation and a fitness center expansion. Capital expenditures over the next 12 months are expected to be approximately $800,000 for renovation of the concierge lounge, lobby, bar and restaurant.

The hotel is located within Tampa International Plaza, which provides many fine dining and retail options immediately adjacent to the hotel. The hotel is also located near the shopping of the Westshore business market and is close to the Tampa International Airport.

Additional property highlights include:

•	Meeting Space: Approximately 12,500 square feet of meeting space.

•	Food and Beverage: The Renaissance Tampa International Plaza hosts (i) the Pelagia Trattoria, an all-purpose restaurant and (ii) Gabriella’s, a lobby bar and restaurant.

•	Other Amenities: The hotel has a fitness center, outdoor pool and whirlpool, a gift shop and a business center.

Location and Access. The hotel is in Tampa International Plaza near the Tampa International Airport. The hotel is approximately two miles from the Tampa International Airport.

Competition. Competitor hotels include the Sheraton Tampa Airport, Hilton Tampa Airport, Grand Hyatt Tampa Bay and InterContinental Tampa Bay. When compared with our competitors, our RevPAR for the year ended December 31, 2012 ranked first out of our five hotel competitive set.

Operating History. The following table shows certain historical information regarding the Renaissance Tampa International Plaza since 2008:

	Three Months Ended March 31, 2013	Year Ended December 31

		2012	2011	2010	2009	2008
Rooms	293	293	293	293	293	293
Average Occupancy	83.4%	78.0%	75.9%	73.3%	71.8%	70.8%
ADR	$177.03	$154.68	$149.43	$139.68	$147.65	$178.82
RevPAR	$147.70	$120.57	$113.40	$102.39	$105.98	$126.54

Selected Financial Information. The following tables show certain selected financial information regarding the Renaissance Tampa International Plaza since 2010 (dollars in thousands):

	Three Months Ended March 31, 2013	Year Ended December 31

		2012	2011	2010
Total Revenue	$5,851	$19,435	$18,300	$16,975
Rooms Revenue	4,025	12,860	12,095	10,920
Hotel EBITDA(1)	1,986	5,144	4,377	3,632
EBITDA Margin	33.9%	26.5%	23.0%	21.4%

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a reconciliation of net income to Hotel EBITDA by property.

During 2012, the realty tax rate and annual realty taxes on the Renaissance Tampa International Plaza were 2.1% and $0.6 million, respectively. The adjusted tax basis for the building for the year ended December 31, 2012 was $56.8 million, which is depreciated on a straight line basis over an estimated life of 39 years.

Our Option Hotels

Upon completion of the separation and distribution, we will have options to acquire two additional hotels from Ashford Trust. The hotels are located in Florida and the District of Columbia and have 839 total rooms. The following table sets forth additional information for the two option hotels (dollars in thousands, except ADR and RevPAR):

	Location	Total Rooms	% Owned	Year Ended December 31, 2012
Hotel Property				Occupancy	ADR	RevPAR	RevPAR Penetration Index	Hotel EBITDA
Pier House Resort	Key West, FL	142	100%	82.8%	$332.71	$275.50	97.2	$5,896
Crystal Gateway Marriott	Arlington, VA	697	100%	75.1%	182.39	136.97	112.5	15,972

	Location			Three Months Ended March 31, 2013
Hotel Property				Occupancy	ADR	RevPAR	RevPAR Penetration Index	Hotel EBITDA
Pier House Resort	Key West, FL			85.1%	$432.71	$368.04	97.3	$2,584
Crystal Gateway Marriott	Arlington, VA			71.6%	178.32	127.69	111.7	3,622

Pier House Resort, Key West, FL

We have an option to acquire a fee simple interest in the Pier House Resort. The hotel opened in 1968 and is comprised of 142 guestrooms, including 79 king rooms, 42 queen/queen rooms and 21 suites. Ashford Trust acquired this hotel in May 2013, and has not yet spent any money on capital improvements. Capital expenditures over the next 12 months are expected to be approximately $600,000 for fitness center renovations and other small projects.

The hotel is located on a six acre compound at the corner of the Gulf of Mexico and Duval Street in Key West, Florida. In addition to its secluded private beach, the hotel is ideally situated at the north end of Duvall Street providing easy access to the heart of Key West and its many demand generators.

Additional property highlights include:

•	Meeting Space: Approximately 2,600 square feet of conference space.

•	Food and Beverage: The Pier House Resort provides an al fresco beach bar, the 150 Harbour View Café and a 41 seat piano bar as well as the 20 seat Chart Room.

•	Other Amenities: The hotel has a full service spa, a private beach, a heated outdoor pool and a private dock for charter pick-ups.

Location and Access. The hotel is located on a six acre compound in the historic district of Key West, Florida, on Duval Street, at the Gulf of Mexico. Key West, which is the southernmost point of the Florida peninsula, is 160 miles south of Miami. Key West, Marathon and Miami airports are all within driving distance.

Competition. Competitor hotels include the Hyatt Key West Resort and Marina, Waldorf Astoria Casa Marina Resort, Ocean Key Resort and Spa and Westin Key West Resort and Marina. When compared with our competitors, our RevPAR index for the year ended December 31, 2012 was 97.2 (STR report did not have rankings).

Operating History. The following table shows certain historical information regarding the Pier House Resort since 2008:

	Three Months Ended March 31, 2013	Year Ended December 31
		2012	2011	2010	2009
Rooms	142	142	142	142	142
Average Occupancy	85.1%	82.8%	81.1%	77.3%	69.8%
ADR	$432.71	$332.71	$319.06	$308.90	$302.24
RevPAR	$368.04	$275.50	$258.62	$238.71	$211.07

Selected Financial Information. The following tables show certain selected financial information regarding the Pier House Resort since 2010 (dollars in thousands):

	Three Months Ended March 31, 2013	Year Ended December 31
		2012	2011	2010
Total Revenue	$5,952	$16,656	$17,537	$16,133
Rooms Revenue	4,704	14,318	13,404	12,372
Hotel EBITDA(1)	2,584	5,906	5,181	4,027
EBITDA Margin	43.4%	35.5%	29.5%	25.0%

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a reconciliation of net income to Hotel EBITDA by property.

During 2012, the realty tax rate and annual realty taxes on the Pier House Resort were 1.06474% for real property and 1.06474% for personal property, and $261,400 million, respectively.

Crystal Gateway Marriott, Arlington, VA

Commencing six months following the separation and distribution, we have an option to acquire a fee simple interest in the Crystal Gateway Marriott. The hotel opened in 1982 and is comprised of 697 guestrooms, including 340 king rooms, 353 double/double rooms and four suites. Approximately $25.5 million was spent on capital improvements since acquisition by Ashford Trust in 2006, which included major guest room renovations. Capital expenditures over the next 12 months are expected to be approximately $900,000 to enhance the front entrance, modernize the elevators and to undertake other discretionary projects.

The hotel is centrally located in Crystal City, above a Washington, D.C. Metro Station, with access to Ronald Reagan Washington National Airport. The hotel is situated near the Crystal City Shops, a network of outdoor storefront shopping including numerous restaurants and a theatre, as well as Arlington National Cemetery and other Washington, D.C. attractions.

Additional property highlights include:

•	Meeting Space: Approximately 34,300 square feet of meeting space, including a multi-faceted and functional single floor meeting room that is accessible from all guest rooms.

•

Food and Beverage: The Crystal Gateway Marriott hosts (i) Restaurant Mez, a full service restaurant with 120 seats, (ii) the Atrium, a dinner only restaurant/bar with 96 seats and (iii) a grab and go Einstein’s Bagels.

•	Other Amenities: The hotel has an indoor/outdoor connected pool, whirlpool, fitness center, sundries shop and business center.

Location and Access. The hotel benefits from convenient access. By virtue of the building’s height and clear signage, the Crystal Gateway Marriott hotel is highly visible from either direction on Jefferson Davis Highway. The Crystal Gateway Marriott is located near the Pentagon building and approximately three miles from Ronald Reagan Washington National Airport.

Competition. Competitor hotels include the Sheraton Crystal City, Doubletree Crystal City, Hyatt Regency Crystal City, Embassy Suites Crystal City and Hilton Crystal City. When compared with our competitors, our RevPAR for the year ended December 31, 2012 ranked second out of our six hotel competitive set.

Operating History. The following table shows certain historical information regarding the Crystal Gateway Marriott since 2008:

	Three Months Ended March 31, 2013	Year Ended December 31
		2012	2011	2010	2009	2008
Rooms	697	697	697	697	697	697
Average Occupancy	71.6%	75.1%	73.7%	75.9%	76.9%	74.9%
ADR	$178.32	$182.39	$186.69	$188.30	$188.63	$178.28
RevPAR	$127.69	$136.97	$137.60	$142.97	$145.05	$139.61

Selected Financial Information. The following tables show certain selected financial information regarding the Crystal Gateway Marriott since 2010 (dollars in thousands):

	Three Months Ended March 31, 2013	Year Ended December 31
		2012	2011	2010
Total Revenue	$12,375	$51,641	$52,494	$53,598
Rooms Revenue	8,277	34,750	34,911	36,273
Hotel EBITDA(1)	3,622	15,972	16,415	16,984
EBITDA Margin	29.3%	30.9%	31.3%	31.7%

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a reconciliation of net income to Hotel EBITDA by property.

During 2012, the realty tax rate and annual realty taxes on the Crystal Gateway Marriott hotel were 1.139% for real property and 5.0% for personal property, and $2.1 million, respectively. The adjusted tax basis for the building for the year ended December 31, 2012 was $25.9 million, which is depreciated on a straight line basis over an estimated life of 39 years.

Asset Management

Our senior management team, provided to us by our advisor, provided all asset management services for our properties prior to the separation and distribution and will continue to do so. The team of professionals provided by our advisor proactively work with our third-party hotel management companies to maximize profitability at each of our hotels. Our asset management team monitors the performance of our hotels on a daily basis and holds frequent ownership meetings with personnel at the hotels and key executives with the brands and management companies. Our asset management team works closely with our third-party hotel management companies on key aspects of each hotel’s operation, including, among others, revenue management, market positioning, cost structure, capital and operational budgeting as well as the identification of return on investment initiatives and overall business strategy. In addition, we retain approval rights on key staffing positions at many of our hotels, such as the hotel’s general manager and director of sales. We believe that our strong asset management process helps to ensure that each hotel is being operated to our and our franchisors’ standards, that our hotels are being adequately maintained in order to preserve the value of the asset and the safety of the hotel to customers, and that our hotel management companies are maximizing revenue and enhancing operating margins.

Acquisition Pipeline

Our option agreements with respect to the Pier House Resort and the Crystal Gateway Marriott and right of first offer agreement with respect to other specified hotels currently held by Ashford Trust as well as future hotels acquired by Ashford Trust that satisfy our initial investment criteria could provide us with access to an ongoing pipeline of attractive acquisition opportunities which will not be available to our competitors. Additionally, our management team has extensive network of relationships within the lodging industry that we expect will continue to provide us with access to an ongoing pipeline of attractive acquisition opportunities.

Our Financing Strategy

As part of our separation from Ashford Trust, we will assume mortgage indebtedness secured by our eight initial hotels, which totaled $627.7 million (including the indebtedness secured by the two hotels we will own through a consolidated joint venture) as of March 31, 2013. Initially, approximately 68.2% of our mortgage debt will bear interest at fixed rates and the remaining 31.8% will bear interest at the variable rate of LIBOR plus 3.5%. We will assume an interest rate cap with respect to our variable rate debt such that our interest rate will be effectively capped at 6.5%. We intend to continue to use a mix of fixed and variable rate debt, and we may, if appropriate, enter into interest rate hedges related to our variable rate debt. We also anticipate that concurrently with the completion of the separation and distribution, we will enter into a             -year, $         million revolving credit facility. No assurances can be given that we will obtain any credit facility or if we do what the terms will be.

Our objective, over time, is to effectively deleverage our portfolio by acquiring additional hotels and applying less leverage than we will have initially upon completion of the separation and distribution. Alternatively, we may deleverage via retaining excess cash to reduce our net debt. We expect to achieve and maintain a net debt and preferred equity-to-EBITDA ratio of 5.0x or less. We define net debt and preferred equity as the outstanding principal amount of our consolidated indebtedness plus the liquidation preference of any outstanding preferred equity, less cash, cash equivalents and marketable securities. We intend to finance our long-term growth and liquidity needs with operating cash flow, equity issuances, both common and preferred stock, joint ventures and secured and unsecured debt financings having staggered maturities. We may also issue common units in our operating partnership to acquire properties from sellers who seek a tax-deferred transaction.

Regulation

General

Our initial hotels are subject to various U.S. federal, state and local laws, ordinances and regulations, including regulations relating to common areas and fire and safety requirements. We believe that each of our initial hotels has the necessary permits and approvals to operate its business.

Americans with Disabilities Act

Our initial hotels must comply with applicable provisions of the ADA, to the extent that such hotels are “public accommodations” as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our initial hotels where such removal is readily achievable. We believe that our initial hotels are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. However, non-compliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our hotels and to make alterations as appropriate in this respect.

Environmental Matters

Under various laws relating to the protection of the environment, a current or previous owner or operator (including tenants) of real estate may be liable for contamination resulting from the presence or discharge of hazardous or toxic substances at that property and may be required to investigate and clean up such contamination at that property or emanating from that property. These costs could be substantial and liability under these laws may attach without regard to whether the owner or operator knew of, or was responsible for, the presence of the contaminants, and the liability may be joint and several. The presence of contamination or the failure to remediate contamination at our hotels may expose us to third-party liability or materially and adversely affect our ability to sell, lease or develop the real estate or to incur debt using the real estate as collateral.

Our hotels are subject to various federal, state, and local environmental, health and safety laws and regulations that address a wide variety of issues, including, but not limited to, storage tanks, air emissions from emergency generators, storm water and wastewater discharges, lead-based paint, mold and mildew and waste management. Our hotels incur costs to comply with these laws and regulations and could be subject to fines and penalties for non-compliance.

Some of our hotels may contain or develop harmful mold or suffer from other adverse conditions, which could lead to liability for adverse health effects and costs of remediation. The presence of significant mold or other airborne contaminants at any of our hotels could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected hotel or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from guests or employees at our hotels and others if property damage or health concerns arise.

Insurance

Upon completion of the separation and distribution, we will carry comprehensive general liability, fire, extended coverage, business interruption, rental loss coverage and umbrella liability coverage on all of our initial hotels and earthquake, wind, flood and hurricane coverage on hotels in areas where we believe such coverage is warranted, in each case with limits of liability that we deem adequate. Similarly, we will be insured against the risk of direct physical damage in amounts we believe to be adequate to reimburse us, on a replacement basis, for costs incurred to repair or rebuild each hotel, including loss of rental income during the reconstruction period. We will select policy specifications and insured limits which we believe to be appropriate given the relative risk of loss, the cost of the coverage and industry practice. We will not carry insurance for generally uninsured losses, including, but not limited to losses caused by riots, war or acts of God. In the opinion of our management, our initial hotels will be adequately insured upon completion of the separation and distribution.

Competition

The hotel industry is highly competitive and the hotels in which we invest are subject to competition from other hotels for guests. Competition is based on a number of factors, most notably convenience of location, brand affiliation, price, range of services, guest amenities or accommodations offered and quality of customer service. Competition is often specific to the individual markets in which our properties are located and includes competition from existing and new hotels. We believe that hotels, such as our initial hotels, that are affiliated with leading national brands, such as the Marriott or Hilton brands, will enjoy the competitive advantages associated with operating under such brands. Increased competition could have a material adverse effect on the occupancy rate, average daily room rate and room revenue per available room of our hotels or may require us to make capital improvements that we otherwise would not have to make, which may result in decreases in our profitability.

Our principal competitors include other hotel operating companies, ownership companies (including hotel REITs) and national and international hotel brands. We face increased competition from providers of less expensive accommodations, such as select service hotels or independent owner-managed hotels, during periods of economic downturn when leisure and business travelers become more sensitive to room rates.

We face competition for the acquisition of hotels from institutional pension funds, private equity funds, REITs, hotel companies and others who are engaged in the acquisition of hotels. Some of these competitors have substantially greater financial and operational resources and access to capital than we have and may have greater knowledge of the markets in which we seek to invest. This competition may reduce the number of suitable investment opportunities offered to us and decrease the attractiveness of the terms on which we may acquire our targeted hotel investments, including the cost thereof.

Third-Party Agreements

Hotel Management Agreements. Each of our initial hotels is operated pursuant to a hotel management agreement with one of two brand hotel management companies. Each hotel management company receives a base management fee and is also eligible to receive an incentive management fee if hotel operating income, as defined in the respective management agreement, exceeds certain thresholds. The incentive management fee is generally calculated as a percentage of hotel operating income after we have received a priority return on our investment in the hotel. See “Certain Agreements—Hotel Management Agreements,” for more information related to our hotel management agreements.

Franchise Agreements. None of our initial hotels operate under franchise agreements. The hotel management agreements with Marriott and Hilton allow each of our hotels to operate under the Marriott or Hilton brand names, as applicable, and provide benefits typically associated with franchise agreements and licenses, including, among others, the use of the Marriott or Hilton, as applicable, reservation system and guest loyalty and reward program. Any intellectual property and trademarks of Marriott or Hilton (as applicable) are exclusively owned and controlled by the applicable manager or an affiliate of such manager who grants the manager rights to use such intellectual property or trademarks with respect to the applicable hotel.

In addition, we will be a party to a Mutual Exclusivity Agreement and a Master Management Agreement with Remington. See “Certain Agreements—Remington Master Management Agreement” and “—Mutual Exclusivity Agreement.”

Ground Leases

Two of our initial hotels are subject to ground leases that cover all of the land underlying the respective hotel. See “Certain Agreements—Ground Leases” for more information related to our ground leases.

Our Indebtedness

Upon completion of the separation and distribution, we anticipate having approximately $627.7 million in outstanding indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness to be Outstanding after the Separation and Distribution.”

Concurrently with the separation and distribution, we expect to enter into a              year, $         million revolving credit facility. We anticipate that the proposed credit facility will contain customary terms, covenants and other conditions for credit facilities of this type. We intend to use this facility to fund future acquisitions, as well as for hotel redevelopments, capital expenditures and general corporate purposes. No assurances can be given that we will obtain any credit facility or if we do what the terms will be.

Amounts outstanding under this facility will bear interest at a floating rate equal to             . We expect that we will also be required to pay a commitment fee to the lenders assessed on the unused portion of this facility.

Our ability to borrow under this facility will be subject to our ongoing compliance with a number of customary affirmative and negative covenants, including limitations on liens, mergers, consolidations, investments, restricted payments, and affiliate transactions, as well as financial covenants.

The facility will include customary events of default, and the occurrence of an event of default will permit the lenders to terminate commitments to lend under the facility and accelerate payment of all amounts outstanding thereunder. If a default occurs and is continuing, we will be precluded from making distributions on our shares of common stock (other than those required to allow us to qualify and maintain our status as a REIT, so long as such default does not arise from a payment default or event of insolvency).

Employees

We have no employees other than our appointed officers provided by Ashford Advisor. Services which would otherwise be provided by employees will be provided by Ashford Advisor and by our executive officers. We expect Ashford Advisor will have approximately 78 full time employees. These employees will directly or indirectly perform various acquisition, development, asset management, capital markets, accounting, tax, risk management, legal, redevelopment, and corporate management functions pursuant to the terms of our external advisory agreement.

Legal Proceedings

From time to time, we are party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not currently a party, as plaintiff or defendant, to any legal proceedings which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition or results of operations if determined adversely to us.

Corporate Information

Our principal executive offices are located at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254. Our telephone number is (972) 490-9600. We have reserved the website located at www.ahpreit.com. The information that will be found on or accessible through our website is not incorporated into, and does not form a part of, this information statement or any other report or document that we file with or furnish to the SEC. We have included our website address in this information statement as an inactive textual reference and do not intend it to be an active link to our website.

CERTAIN AGREEMENTS

The Advisory Agreement

The following summary of the terms of our advisory agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the actual agreement, a copy of which is filed as an exhibit to the registration statement of which this information statement is a part.

As part of the separation and distribution, we will enter into an advisory agreement with our advisor, Ashford Hospitality Advisors LLC, a subsidiary of Ashford Trust. Pursuant to our advisory agreement, Ashford Advisor will act as our external advisor, responsible for implementing our investment strategies and decisions and the management of our day-to-day operations, subject to the supervision and oversight of our board. We rely on our advisor and Ashford Trust to provide, or obtain on our behalf, the personnel and services necessary for us to conduct our business, and we have no employees of our own. All of our officers are also employees of our advisor and Ashford Trust. The executive offices of our advisor are located at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254, and the telephone number of our advisor’s executive offices is (972) 490-9600.

Pursuant to the terms of our advisory agreement, our advisor and its affiliates provide us with our management team, including without limitation, the initial positions of the chief executive officer, president, chief financial officer, chief operating officer, chief accounting officer and executive vice president-asset management, senior vice president-corporate strategy and senior vice president-finance, along with appropriate support personnel as advisor deems reasonably necessary. Our advisor and its affiliates are not obligated to dedicate any of their respective employees exclusively to us, nor are our advisor, its affiliates or any of their employees obligated to dedicate any specific portion of its or their time to our business except as necessary to perform the service required of the advisor. Our advisor is at all times subject to the supervision and oversight of our board. The advisory agreement requires our advisor to manage our business affairs in conformity with the policies and the guidelines that are approved and monitored by our board. Additionally, our advisor must refrain from taking any action that would (a) adversely affect our status as a REIT, (b) subject us to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”), (c) violate any law, rule or regulation of any governmental body or agency having jurisdiction over us, (d) violate any of the rules or regulations of any exchange on which our securities are listed or (e) violate our charter, bylaws or resolutions of our board of directors, all as in effect from time to time.

Duties of our Advisor. Subject to the supervision of our board of directors, our advisor will be responsible for our day-to-day operations, including all of our subsidiaries and joint ventures, and shall perform (or cause to be performed) all services relating to the acquisition and disposition of hotels, asset management and operations of our company as may be reasonably required, which shall include, without limitation, the following related to our hotel investments:

•	source, investigate and evaluate acquisitions and dispositions consistent with our investment guidelines and make recommendations to our board;

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engage and supervise, on our behalf and at our expense, third parties to provide development management, property management, project management, design and construction services, investment banking services, financial services, property disposition brokerage services, independent accounting and auditing services and tax reviews and advice, transfer agent and registrar services, feasibility studies, appraisals, engineering studies, environmental property inspections and due diligence services, underwriting review services and consulting services;

•	negotiate, on our behalf, any acquisitions, dispositions, financings, restructurings or other transactions with sellers, purchasers, lenders, brokers, agents and other applicable representatives;

•	coordinate and manage our joint ventures, including monitoring and enforcing compliance with applicable joint venture or partnership governing documents;

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negotiate, on our behalf, terms of hotel management agreements, franchise agreements and other contracts or agreements of the company, and modifications, extensions or terminations thereof including, without limitation, the negotiation and approval of annual operating and capital budgets under the management agreements;

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on our behalf, enforce, monitor and manage compliance with hotel management agreements, franchise agreements and other contracts or agreements of the company, and modifications, extensions, waivers or terminations thereof;

•	negotiate, on our behalf, terms of loan documents for our financings;

•	enforce, monitor and manage compliance, on our behalf, loan documents to which we are a party;

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administer bookkeeping and accounting functions as are required for our management and operation, contract for audits and prepare or cause to be prepared such periodic reports and filings as may be required by any governmental authority in connection with the ordinary conduct of our business, and otherwise advise and assist us with our compliance with applicable legal and regulatory requirements, including without limitation, periodic reports, returns or statements required under the Exchange Act, the Code and any regulations or rulings thereunder, the securities and tax statutes of any jurisdiction in which we are obligated to file such reports, or the rules and regulations promulgated under any of the foregoing;

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advise and assist in the preparation and filing of all offering documents, registration statements, prospectuses, proxies, and other forms or documents filed with the SEC pursuant to the Securities Act or any state securities regulators; provided, however, that we will be responsible for the content of any and all of our offering documents, SEC filings or state regulatory filings;

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retain counsel, consultants and other third-party professionals on our behalf, coordinate, supervise and manage all consultants, third-party professionals and counsel, and investigate, evaluate, negotiate and oversee the processing of claims by or against us;

•	advise and assist with our risk management and oversight function;

•	provide office space, office equipment and personnel necessary for the performance of services;

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perform or supervise the performance of such administrative functions reasonably necessary for the establishment of bank accounts, related controls, collection of revenues and the payment of our debts and obligations;

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communicate with our investors and analysts as required to satisfy reporting or other requirements of any governing body or exchange on which our securities are traded and to maintain effective relations with such investors;

•	advise and assist us with respect to our public relations, preparation of marketing materials, website and investor relation services;

•	counsel us regarding qualifying, and maintaining our qualification, as a REIT;

•	assist us in complying with all regulatory requirements applicable to us;

•	counsel us in connection with policy decisions to be made by our board of directors;

•	furnish reports and statistical and economic research to us regarding our investments, financing and capital market activities and services performed for us by our advisor;

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asset manage and monitor the operating performance of our real estate investments, including the management and implementation of capital improvement programs, pursue property tax appeals (as appropriate), and provide periodic reports with respect to our investments to our board of directors, including comparative information with respect to such operating performance and budgeted or projected operating results;

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maintain cash in U.S. Treasuries or bank accounts (with the understanding that advisor’s duties shall not include providing or assisting in proactive investment management strategies or investment in securities other than U.S. Treasuries), and make payment of fees, costs and expenses, or the payment of distributions to our stockholders;

•	advise us as to our capital structure and capital raising;

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take all actions reasonably necessary to enable us to comply with and abide by all applicable laws and regulations in all material respects, subject to Ashford Prime providing appropriate funding or capital;

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provide us with an internal audit staff with the ability to satisfy any applicable regulatory requirements, including requirements of the NYSE and the SEC, and any additional duties that are determined reasonably necessary or appropriate by our audit committee; and

•	take such other actions and render such other services as may reasonably be requested by us consistent with the purpose of the advisory agreement.

Any increase in the scope of duties or services to be provided by the advisor must be jointly approved by us and the advisor and will be subject to additional compensation.

Our advisor also has the power to delegate all or any part of its rights and powers to manage and control the our business and affairs to such officers, employees, affiliates, agents and representatives of the advisor or our company as it may deem appropriate. Any authority delegated by our advisor to any other person is subject to the limitations on the rights and powers of our advisor specifically set forth in the advisory agreement or our charter.

Our advisor is required to make available sufficient experienced and appropriate personnel to perform the services and functions specified and such personnel are to devote such of their time and attention as is reasonably necessary to perform such services.

Our advisor also acknowledges receipt of our code of business conduct and ethics and policy on insider trading and agrees to require its employees who provide services to us to comply with the code and the policy.

Limitations on Liability and Indemnification. The advisory agreement provides that the advisor has no responsibility other than to render the services and take the actions described in the advisory agreement in good faith and with the exercise of due care and will not be responsible for any action our board of directors takes in following or declining to follow any advice or recommendation of our advisor. The advisory agreement provides that the advisor (including its officers, directors, managers, employees and members) will not be liable for any act or omission by our advisor (or them) performed in accordance with and pursuant to the advisory agreement, except by reason of acts constituting gross negligence, bad faith, willful misconduct or reckless disregard of its duties under the advisory agreement.

We have agreed to indemnify and hold harmless our advisor (including its partners, directors, officers, stockholders, managers, members, agents, employees and each other person or entity, if any, controlling our advisor) to the full extent lawful, from and against any and all losses, claims, damages or liabilities of any nature whatsoever with respect to or arising from any acts or omission of our advisor (including ordinary negligence) in its capacity as such, except with respect to losses, claims, damages or liabilities with respect to or arising out of our advisor’s gross negligence, bad faith or willful misconduct, or reckless disregard of its duties under the advisory agreement (for which the advisor will indemnify us).

Term and Termination. The initial term of our advisory agreement with our advisor is five years from the effective date of the advisory agreement, with automatic one-year renewal terms on each anniversary date thereafter unless previously terminated as described below. Following the five-year initial term, the advisory agreement may be terminated by us with 180 days’ prior written notice on the affirmative vote of at least two-thirds of our independent directors based upon a good faith finding that either (a) there has been unsatisfactory performance by the advisor that is materially detrimental to us and our subsidiaries taken as a whole, or (b) the base fee and/or incentive fee is not fair (and the advisor does not offer to negotiate a lower fee that at least two-thirds of the independent directors determine is fair). If the reason for non-renewal specified by us in our termination notice is (b) in the preceding sentence, then the advisor may, at its option, provide a notice of proposal to renegotiate the base fee and incentive fee not less than 150 days prior to the pending termination date. Thereupon, each party has agreed to use its commercially reasonable efforts to negotiate in good faith to a resolution on fees within 120 days following our receipt of the renegotiation proposal. If a resolution is achieved between the advisor and at least two-thirds of the independent directors within the 120-day period, then the advisory agreement will continue in full force and effect with modification only to the agreed upon base fee and/or incentive fee, as applicable. If no resolution on fees is reached within the 120-day period, or if we terminate the advisory agreement by reason of clause (a) above, the advisory agreement will terminate, and we will be required to pay our advisor a termination fee equal to three times the sum of the average annual base and incentive fees for the 24-month period immediately preceding the termination.

We may also terminate the advisory agreement with 60 days’ notice upon a change of control of us, if the change of control transaction is conditioned upon the termination of the advisory agreement. In such a circumstance, we would be required to pay a termination fee equal to either:

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if our advisor’s common stock is not publicly traded, 14 times the earnings of the advisor attributable to our advisory agreement less costs and expenses (the “net earnings”) for the 12 months preceding termination of the advisory agreement; or

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if at the time of the termination notice, our advisor’s common stock is publicly traded separate from the common stock of Ashford Trust, 1.1 multiplied by the greater of (i) 12 times the net earnings of the advisor for the 12 months preceding the termination of the advisory agreement or (ii) the earnings multiple (based on net earnings after taxes) for the advisor’s common stock for the 12 months preceding the termination of the advisory agreement multiplied by the net earnings of the advisor for the same 12 month period; or (iii) the simple average of the earnings multiples (based on net earnings after taxes) for the advisor’s common stock for each of the three fiscal years preceding the termination of the advisory agreement, multiplied by the net earnings of the advisor for the 12 months preceding the termination of the advisory agreement; plus a gross-up amount for assumed federal and state tax liability, based on an assumed tax rate of 40%. Any such termination fee will be payable on or before the termination date.

We may also terminate the advisory agreement at any time, including during the five-year initial term, without the payment of a termination fee under the following circumstances:

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upon a default by our advisor in the performance or observance of any material term, condition or covenant under the advisory agreement; provided, however, that we must, before terminating the advisory agreement, give written notice of the default to our advisor and provide our advisor with an opportunity to cure the default within 45 days, or if such default is not reasonably susceptible to cure within 45 days, such additional cure period as is reasonably necessary to cure the default (not to exceed 90 days) so long as our advisor is diligently and in good faith pursuing such cure;

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immediately upon providing written notice to the advisor, following a voluntary or collusive bankruptcy event of the advisor or an involuntary bankruptcy event that remains undismissed and unstayed for a period exceeding 60 days;

•	immediately, upon the commencement of an action for dissolution of the advisor by the advisor;

•	immediately upon providing written notice to our advisor, following our advisor’s conviction (including a plea or nolo contendere) of a felony;

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immediately upon providing written notice to our advisor, if our advisor commits an act of fraud against us, misappropriates our funds or acts in a manner constituting willful misconduct, gross negligence or reckless disregard in the performance of its material duties under the advisory agreement (including a failure to act); provided, however, that if any such actions or omissions are caused by an employee and/or an officer of our advisor (or an affiliate of our advisor) and our advisor takes all reasonable necessary and appropriate action against such person and cures the damage caused by such actions or omissions within 45 days of the advisor’s actual knowledge of its commission or omission, we will not have the right to terminate the advisory agreement; and

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immediately upon providing written notice to our advisor following certain changes of control of our advisor, exclusive of any change of control that is an assignment permitted as described in “—Assignment” below or a change of control of Ashford Trust at any time that our advisor remains under the control of Ashford Trust.

Upon any termination of the advisory agreement, the advisor is expected to cooperate with and assist us, in executing an orderly transition of the management of our assets to a new advisor, providing a full accounting of all accounts held in the name of or on behalf of us, returning any funds held on behalf of us and returning any and all of our books and records. We are responsible for paying all accrued fees and expenses. We will be subject to certain non-solicitation obligations with respect to the advisor’s employees upon any termination of the advisory agreement.

Our advisor may terminate the advisory agreement prior to the renewal of each term with 180 days’ prior written notice. Additionally, the advisor may terminate the advisory agreement if we default in the performance or observance of any material term, condition or covenant under the advisory agreement; provided, however, before terminating the advisory agreement, the advisor must give us written notice of the default and provide us with an opportunity to cure the default within 45 days, or if such default is not reasonably susceptible to cure within 45 days, such additional cure period as is reasonably necessary to cure the default (not to exceed 90 days) so long as we are diligently and in good faith pursuing such cure. In the event of such a termination, the advisor will be entitled to all accrued fees and expenses.

Fees and Expenses.

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Base Fee. The total quarterly base fee will be equal to 0.70% per annum of the total enterprise value of our company, subject to a minimum quarterly base fee. The “total enterprise value” for purposes of determining the base fee will be calculated on a quarterly basis as (i) the average of the volume-weighted average price per share of our common stock for each trading day of the preceding quarter multiplied by the average number of shares of our common stock and common units outstanding during such quarter, on a fully-diluted basis, (assuming all common units and long term incentive partnership units in the operating partnership which have achieved economic parity with common units in the operating partnership have been converted to common stock in the company), plus (ii) the daily average of the aggregate principal amount of our consolidated indebtedness (including our proportionate share of debt of any entity that is not consolidated but excluding our joint venture partners’ proportionate share of consolidated debt), plus (iii) the daily average of the liquidation value of our outstanding preferred equity. The minimum base fee each quarter will be equal to the greater of (i) 90% of the base fee paid for the same quarter in the prior year and (ii) the “G&A ratio” multiplied by our total enterprise value. The “G&A ratio” will be calculated as the simple average of the ratios of total general and administrative expenses, including any dead deal costs, less any non-cash expenses, paid in the applicable quarter by each member of a select peer group, divided by the total enterprise value of such peer group member. Our peer group for purposes of our advisory fees will include: Strategic Hotels and Resorts, Inc., Chesapeake Lodging Trust, DiamondRock Hospitality Co., Lasalle Hotel Properties, Pebblebrook Hotel Trust and Sunstone Hotel Investors, Inc. This peer group may be adjusted from time-to-time by mutual agreement of Ashford Advisor and a majority of our independent directors, negotiating in good faith. The base fee will be payable in cash on a quarterly basis.

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Incentive Fee. In each year that our TSR exceeds the “average TSR of our peer group” we have agreed to pay our advisor an incentive fee. For purposes of this calculation, our TSR will be calculated using a year-end stock price equal to the closing price of our common stock on the last trading day of the year as compared to the closing stock price of our common stock on the last trading day of the prior year, assuming all dividends on the common stock are reinvested into additional shares of common stock. The average TSR for each member of our peer group will be calculated in the same manner, and the simple average for our entire peer group will be the “average TSR for our peer group.” If our TSR exceeds the average TSR for our peer group, our advisor will be paid an incentive fee.

The annual incentive fee will be calculated as (i) 10% of the amount (expressed as a percentage) by which our annual TSR exceeds the average TSR for our peer group, multiplied by (ii) the fully diluted equity value of our company at December 31 of the applicable year. To determine the fully diluted equity value, we will assume that all units in our operating partnership, including LTIP units that have achieved economic parity with the common units, if any, are converted into common stock and that the per share value of each share of our common stock is equal to the closing price of our stock on the last trading day of the year. For the purpose of calculating TSR during the first year, the starting price of our common stock will be based on the closing price per share of our common stock on the first trading day on which our common stock is listed and available for trading on the NYSE following the completion of the separation and distribution, and for our peers, the closing price on the same trading day.

The incentive fee, if any, shall be payable in arrears on an annual basis, on or before January 15 following each year or on the date of termination of the advisory agreement, if applicable. Except in the case when the incentive fee is payable on the date of termination of the advisory agreement, up to 50% of the incentive fee may be paid in our common stock or in common units of our operating partnership, at our discretion, with the balance payable in cash unless at the time for payment of the incentive fee, the advisor owns common stock or common units in an amount greater than or equal to three times the base fee for the preceding four quarters. If the advisor owns common stock or common units in an amount more than the base fee limitation then the entire incentive fee shall be payable in cash.

•

Equity Compensation. To incentivize employees, officers, consultants, non-employee directors, affiliates and representatives of our advisor to achieve our goals and business objectives, as established by our board of directors, in addition to the base fee and the incentive fee described above, our board of directors will have the authority to make annual equity awards to the advisor or directly to employees of the advisor, based on our achievement of certain financial and other hurdles established by our board of directors. These annual equity awards are intended to provide an incentive to our advisor and its employees to promote the success of Ashford Prime’s business. The compensation committee of the board of directors of Ashford Prime will have full discretion regarding the grant of any annual equity awards to be provided to our advisor and its employees and other than the overall limitation on the total number of shares that are authorized to be granted under the 2013 Equity Incentive Plan and the Advisor Equity Incentive Plan, there are no limitations on the amount of these annual equity awards.

•

Expense Reimbursement. The advisor will be responsible for all wages, salaries, cash bonus payments and benefits related to its employees providing services to us (including any of our officers who are also officers of our advisor), with the exception of any equity compensation that may be awarded by us to the employees of our advisor who provide services to us, and the provision of certain internal audit services. We will be responsible to pay or reimburse the advisor monthly for all other costs incurred by the advisor on our behalf or in connection with the performance of the advisor’s services and duties to us, including, without limitation, tax, legal, accounting advisory, investment banking and other third- party professional fees, director fees and insurance (including errors and omissions insurance and any other insurance required pursuant to the terms of the advisory agreement), debt service, taxes, insurance, underwriting, brokerage, reporting, registration, listing fees and charges, travel and entertainment expenses, conference sponsorships, transaction diligence and closing costs, dead deal costs, dividends, office space, the cost of all equity awards or compensation plans established by us, including the value of awards made by us to the employees of the advisor, and any other costs which are reasonably necessary for the performance by the advisor of its duties and functions. In addition, we will pay a pro rata share of the office overhead and administrative expenses of the advisor incurred in providing its duties and functions under the advisory agreement. There is no specific limitation on the amount of such reimbursements.

In addition to the expenses described above, we are required to reimburse the advisor monthly for our pro-rata share (as reasonably agreed to between the advisor and a majority of our independent directors or our audit committee, chairman of our audit committee or lead director) of (i) employment expenses of the advisor’s internal audit managers and other employees of the advisor who are actively engaged in providing internal audit services, including but not limited to salary, wages, payroll taxes and the cost of employee benefit plans, (ii) the reasonable travel and other out-of-pocket expenses of the advisor relating to the activities of the advisor’s internal audit employees and the reasonable third-party expenses which the advisor incurs in connection with its provision of internal audit services to us, (iii) any due diligence, structuring, review or related costs associated with a proposed transaction that is not consummated, and (iv) all reasonable international office expenses, overhead, personnel costs, travel and other costs directly related to advisor’s non-executive personnel who are located internationally. Such expenses shall include but are not limited to, salary, wage payroll taxes and the cost of employee benefit plans.

•

Additional Services. If, and to the extent that, we request the advisor to render services on our behalf other than those required to be rendered by the advisor under the advisory agreement, such additional services shall be compensated separately at market rates, as defined in the advisory agreement.

Assignment. The advisor may assign its rights under the agreement without our approval to any affiliate that remains under the control of Ashford Trust. The advisor may also assign its rights under the agreement without our approval to a publicly-traded company newly formed through a spin-off, carve-out, split-off or similar distribution of advisor, its property and affairs to Ashford Trust’s stockholders. Notwithstanding the foregoing, the advisor may not assign its rights under the advisory agreement without our prior written approval to a party that has a person or group (as defined under the federal securities laws) with a 35% or greater ownership interest unless the party is controlled by one or more of the persons who controlled the advisor immediately before the assignment.

The Ashford Trademark. Ashford Trust and its affiliates have a proprietary interest in the “Ashford” trademark, and our advisor agreed to license its use to us. Within 60 days following the termination of the advisory agreement, we must, upon the written request of Ashford Advisor, cease to conduct business under or use the “Ashford” name or logo, as well as change our name and the names of any of our subsidiaries to a name that does not contain the name “Ashford.”

Relationship with the Advisor. Ashford Advisor is a subsidiary of Ashford Trust. As of the separation and distribution, Ashford Advisor will advise us and its parent Ashford Trust; however, our advisor, its equityholders and employees are permitted to have other advisory clients, which may include other REITs operating in the real estate industry, provided the advisor may not act as external advisor for an entity with investment guidelines substantially similar to ours, as initially set forth in our advisory agreement. If we materially revise our initial investment guidelines without the express written consent of Ashford Advisor, Ashford Advisor will use its best judgment to allocate investment opportunities to us and other entities it advises, taking into account such factors as the advisor deems relevant, in its discretion, subject to any then existing obligations of Ashford Advisor to such other entities. We have agreed that we will not revise our initial investment guidelines to be directly competitive with Ashford Trust. The advisory agreement gives us the right to equitable treatment with respect to other clients of our advisor, but does not give us the right to preferential treatment, except that the advisor and Ashford Trust have agreed that, so long as we have not materially changed our initial investment guidelines without the express consent of Ashford Advisor, any individual hotel investment opportunities that satisfy our investment focus will be presented to our board of directors, who will have up to 10 business days to accept such opportunity prior to it being available to Ashford Trust or any other entity advised by our advisor.

To minimize conflict between us and Ashford Trust, the advisory agreement requires us to designate an investment focus by targeted RevPAR, segments, markets and other factors or financial metrics. After consultation with our advisor, we may modify or supplement our investment guidelines from time to time by giving written notice to our advisor; however, if we materially change our investment guidelines without the express consent of Ashford Advisor, Ashford Advisor will use its best judgment to allocate investment opportunities to us and Ashford Trust, taking into account such factors as the advisor deems relevant, in its discretion, subject to any then existing obligations of Ashford Advisor to other entities. In the advisory agreement, we declared our initial investment guidelines to be hotel real estate assets primarily consisting of equity or ownership interests, as well as debt investments when such debt is acquired with the intent of obtaining an equity or ownership interest, in:

•

full service and urban select service hotels with trailing twelve (12) month average RevPAR or anticipated 12 month average RevPAR of at least twice the then-current U.S. national average RevPAR for all hotels as determined with reference to the most current Smith Travel Research reports, generally in the 20 most populous metropolitan statistical areas, as estimated by the United States Census Bureau and delineated by the U.S. Office of Management and Budget;

•	upscale, upper-upscale and luxury hotels meeting the RevPAR criteria set forth above and situated in markets that may be generally recognized as resort markets; and

•

international hospitality assets predominantly focused in areas that are general destinations or in close proximity to major transportation hubs or business centers, such that the area serves as a significant entry or departure point to a foreign country or region of a foreign country for business or leisure travelers and meet the RevPAR criteria set forth above (after any applicable currency conversion to U.S. dollars).

When determining whether an asset satisfies our investment guidelines, the advisor must make a good faith determination of projected RevPAR, taking into account historical RevPAR as well as such additional considerations as conversions or reposition of assets, capital plans, brand changes and other factors that may reasonably be forecasted to raise RevPAR after stabilization of such initiative.

If we elect to spin-off, carve-out, split-off or otherwise consummate a transfer of a division or subset of assets for the purpose of forming a joint venture, a newly created private platform or a new publicly traded company to hold such division or subset of assets constituting a distinct asset type and/or investment guidelines, we have agreed that any such new entity will be externally advised by Ashford Advisor pursuant to an advisory agreement containing substantially the same material terms set forth in our advisory agreement.

If we desire to engage a third party for services or products (other than services exclusively required to be provided by our property managers), Ashford Advisor will have the exclusive right to provide such services or products at typical market rates provided that we are able to control the award of the applicable contract. Ashford Advisor will have at least 20 days after we give notice of the terms and specifications of the products or services that we intend to solicit to provide such services or products at market rates, as determined by reference to fees charged by third-party providers who are not discounting their fees as a result of fees generated from other sources. If a majority of our independent directors determine that Ashford Advisor’s pricing proposal is not at market rates, we are required to engage a consultant to determine the market rate for the services or products in question. We will be required to pay for the services of the consultant and to engage Ashford Advisor at the market rates determined by the consultant if the consultant finds that the proposed pricing of Ashford Advisor was at or below market rates. Alternatively, Ashford Advisor will pay the consultant’s fees and will have the option to provide the services or product at the market rates determined by the consultant should the consultant find that the proposed pricing was above market rates.

Hotel Management Agreements

For us to qualify as a REIT, we cannot directly or indirectly operate any of our hotels. Third parties must operate our hotels. Our hotels are leased to TRS lessees, which in turn have engaged property managers to manage our hotels. Each of our initial hotels are operated pursuant to a hotel management agreement with one of two independent hotel management companies, Hilton Management LLC and Marriott Hotel Services, Inc. or its affiliates, Courtyard Management Corporation and Renaissance Hotel Management Company, LLC. Courtyard by Marriott and Renaissance are both registered trademarks of Marriott International, Inc.

The initial terms of each of the hotel management agreements, as well as any remaining extension, are set forth in the table below:

Hotel	Effective Date	Expiration Date	Extension Options By Manager
Hilton La Jolla Torrey Pines	12/17/2003	12/31/2023	three 10-year options remaining
The Capital Hilton	12/17/2003	12/31/2023	three 10-year options remaining
Marriott Plano Legacy Town Center	8/15/2003	12/29/2023	two 10-year options
Seattle Marriott Waterfront	5/23/2003	12/29/2028	five 10-year options
Courtyard San Francisco Downtown	6/14/2002	12/31/2027	five 5-year options
Courtyard Philadelphia Downtown	12/3/2011	12/27/2041	two 10-year options
Courtyard Seattle Downtown	1/4/2003	12/31/2016	two 10-year options
Renaissance Tampa International Plaza	4/9/2003, with 8/9/2004 opening date	12/28/2029	five 10-year options

Each hotel management company receives a base management fee (expressed as a percentage of gross revenues) ranging from 3.0% – 7.0%, as well as an incentive management fee calculated as a percentage of hotel operating income, in certain cases after funding of certain requirements, including the capital renewal reserve, and in all cases after we have received a priority return on our investment in the hotel (referred to as the owner’s priority), as summarized in the chart below:

Hotel	Management Fee(1)	Incentive Fee	Marketing Fee	Owner’s Priority(2)	Owner’s Investment(2)
Hilton La Jolla Torrey Pines	3%	20% of operating cash flow (after deduction for capital renewals reserve and owner’s priority)	Reimbursement of owner’s pro rata share of group services	11.5% of owner’s total investment	$

The Capital Hilton	3%	20% of operating cash flow (after deduction for capital renewals reserve and owner’s priority)	Reimbursement of owner’s pro rata share of group services	11.5% of owner’s total investment	$

Marriott Plano Legacy Town Center	3%	35% of the excess of operating profit (after deduction for contributions to the FF&E reserve) over owner’s priority	Reimbursement of the hotel’s pro rata share of chain services, capped at 2.1% of gross revenues per fiscal year	11% of owner’s investment	$

Seattle Marriott Waterfront	3%	After payment of

owner’s 1st priority,

remaining operating

profit is split between

owner and manager,

such that manager

receives 30% of

remaining operating

profit that is less than

the sum of

$15,133,000 plus

10.75% of owner-

funded capital

expenses, and 50% of

the operating profit in

excess of such sum.

			Reimbursement of the hotel’s pro rata share of chain services, capped at 2.2% of gross revenues per fiscal year

Owner’s 1st Priority:

$9,556,750 plus

10.75% of owner funded capital

expenses

Owner’s 2nd Priority:

After payment of the

owner’s 1st priority,

remaining operating

profit is split between

owner and manager,

such that owner

receives 70% of

remaining operating

profit that is less than

the sum of

$15,133,000 plus

10.75% of owner

-funded capital

expenses, and 50% of

the operating profit in excess of such sum.

					Not applicable

Courtyard San Francisco Downtown	7%	50% of the excess of operating profit (after deduction for contributions to the FF&E reserve) over owner’s priority	System wide contribution to the marketing fund (2% of gross revenue on the effective date).	$9,500,000 plus 11.5% of owner funded capital expenses	Not applicable

Hotel	Management Fee(1)	Incentive Fee	Marketing Fee	Owner’s Priority(2)	Owner’s Investment(2)
Courtyard Philadelphia Downtown	6.5%	20% of the excess of operating profit (after deduction for contributions to the FF&E reserve) over owner’s priority	System wide contribution to the marketing fund (2% of gross revenue on the effective date).	2011—$5 million 2012—$5.5 million 2013—$6 million 2014—$6.5 million Thereafter—$7 million Plus 10.25% of owner funded capital expenses after the beginning of 2016.	Not applicable

Courtyard Seattle Downtown	7%	50% of the excess of operating profit (after deduction for contributions to the FF&E reserve) over Owner’s Priority	System wide contribution to the marketing fund (2% of gross revenue on the effective date).	$3,670,983 plus 10.25% of owner funded capital expenses	Not applicable

Renaissance Tampa International Plaza	3.5%	First Incentive Fee:

100% of operating

profit (after deduction

for contributions to the

FF&E reserve) after

Owner’s First Priority

until an aggregate amount

of $2 million is paid to
manager.

Second Incentive Fee:
After payment of owner’s
1st priority and
manager’s first incentive
fee, remaining operating
profit is split between
owner and manager, such
that manager receives
30% of remaining
operating profit that is
less than the sum of
6,675,000 plus 15% of
owner-funded capital
expenses, and 40% of the
operating profit in excess
of such sum.

			Reimbursement of the hotel’s pro rata share of chain services, capped at 2.8% of gross revenues per fiscal year

Owner’s 1st Priority:

$5,006,250 plus

11.25% of owner

funded capital expenses

Owner’s 2nd Priority:

After payment of the

owner’s 1st priority

and manager’s fee,

remaining operating

profit is split between

owner and manager,

such that owner

receives 70% of

remaining operating

profit that is less than

the sum of $6,675,000 plus 15% of owner-funded capital expenses, and 60% of the operating profit in excess of such sum.

					Not applicable

(1)	Management fee is expressed as a percentage of gross hotel revenue
(2)

Owner’s priority and owner’s investment amounts disclosed in the table are based on the most recent certification provided to us by the applicable manager. These amounts will continue to increase over time by the amount of additional owner-funded capital expenses.

The hotel management agreements allow each hotel to operate under the Marriott or Hilton brand names, as applicable, and provide benefits typically associated with franchise agreements, including, among others, the use of the Marriott or Hilton, as applicable, reservation system and guest loyalty and reward program. Any intellectual property and trademarks of Marriott or Hilton, as applicable are exclusively owned and controlled by the applicable manager or an affiliate of such manager who grants the manager rights to use such intellectual property or trademarks with respect to the applicable hotel.

Our TRS lessees, as lessees of the respective hotels, have entered into hotel management agreements with Hilton Management LLC for two of the hotels and Marriott Hotel Services, Inc. or its affiliates (Courtyard Management Corporation and Renaissance Hotel Management Company, LLC) for six of the hotels. Below is a summary of the principal terms of the hotel management agreements with Hilton and Marriott.

Marriott Management Agreements

Term. The base term of each of our six Marriott management agreements ranges from 14 to 30 years, expiring between December 31, 2016 and December 31, 2041. Each of these agreements has automatic extension options at the discretion of the manager, ranging from two 10-year extensions to five 10-year extensions.

Events of Default. An “Event of Default” under the Marriott hotel management agreements is generally defined to include the bankruptcy or insolvency of either party, the failure to make a payment under the hotel management agreement and failure to cure such non-payment after due notice, and a breach by either party of any other covenants or obligations in the hotel management agreement which continues beyond the applicable notice and grace period.

Termination Upon Event of Default. A non-defaulting party may terminate the hotel management agreement upon an Event of Default (as defined in the applicable hotel management agreement) after the expiration of any notice and cure periods; provided, however, the hotel management agreement may not be terminated by the non-defaulting party unless and until such Event of Default has a material adverse effect on the non-defaulting party. In the case of the Courtyard Philadelphia Downtown, if the defaulting party contests such Event of Default or such material adverse effect, we may not terminate unless a court of competent jurisdiction has issued a final, binding and non-appealable order finding that the Event of Default has occurred and that the default resulted in a material adverse effect.

Early Termination for Casualty. The termination provisions for our initial hotels in the event of casualty are summarized as follows:

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Courtyard Philadelphia Downtown: If damage or destruction to the hotel from any cause materially and adversely affects the operation of the hotel and we fail to promptly commence and complete the repair, rebuilding or replacement of the same to bring it back to substantially its prior condition, manager may, at its option, terminate the management agreement by written notice.

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Marriott Plano Legacy Town Center; Courtyard San Francisco Downtown; Seattle Marriott Waterfront; Courtyard Seattle; Renaissance Tampa International Plaza: If the hotel suffers a total casualty (meaning the cost of the damage to be repaired or replaced would be equal to 30% or more of the then total replacement cost of the hotel), then either party may terminate the hotel management agreement.

Early Termination for Condemnation. If all or substantially all of the hotel is taken in any condemnation or similar proceeding, or a portion of the hotel is so taken, and the result is that it is unreasonable to continue to operate the hotel in accordance with the hotel management agreement, the hotel management agreement shall terminate.

Performance Termination. All of the Marriott hotel management agreements are structured to provide us with a right to terminate the hotel management agreement without the payment of a termination fee if manager fails to achieve certain criteria relating to the performance of the hotel managed by Marriott. The performance period is measured with respect to any two consecutive fiscal years, except that for the Courtyard Philadelphia Downtown, the performance period will not include any fiscal year prior to 2015, and for the Courtyard Seattle Downtown, the performance period will not include any period prior to 2013. The performance criteria includes each of the following: (i) operating profit for each such fiscal year is less than the applicable performance termination threshold (as defined in the hotel management agreement) which ranges from 9.5% to 10.25% of the approximate total investment in the hotel, and in the case of the Courtyard Philadelphia Downtown is 85% of the owner’s priority return (as defined in the hotel management agreement), (ii) the RevPAR penetration index of the hotel during each such fiscal year is less than the revenue index threshold (as such terms are defined in the hotel management agreements) which range from 0.85 to 1.00, and (iii) the fact that the criteria set forth in (i) or (ii) is not the result of an extraordinary events or force majeure, any major renovation of the hotel adversely affecting a material portion of the income generating areas (or any major renovation with respect to the Courtyard Philadelphia Downtown), or any default by us under the hotel management agreement. The manager has a right to avoid a performance termination by paying to us the total amount by which the operating profit for each of the fiscal years in question was less than the performance termination threshold for such fiscal years, or in the case of Courtyard Philadelphia Downtown, by waiving base management fees until such time as the total amount of waived base management fees equals the shortfall of operating profit for each of the fiscal years in question to the performance termination threshold for such fiscal years.

Limitation on Termination Rights. Our ability to exercise termination rights is subject to certain limitations if the manager or any of its affiliates are providing certain credit enhancements, loans or fundings as described in the hotel management agreement, or in certain cases, if manager’s incentive management fee is outstanding.

Assignment and Sale. Each Marriott management agreement provides that we cannot sell the applicable hotel to any unrelated third party or engage in certain change of control actions if (i) we are in default under the hotel management agreement, (ii) such party is known to be of bad moral character or has been convicted of a felony or is in control of or controlled by persons who have been convicted of felonies, (iii) such party does not (in the reasonable judgment of manager) have sufficient financial resources and liquidity to fulfill our obligations under the hotel management agreement, (iv) such party has an ownership interest, either directly or indirectly, in a brand or group of hotels totaling at least 10 hotels and such brand or group competes with manager or Marriott or any affiliate thereof, or (v) with respect to the Courtyard Philadelphia Downtown, such party is a “specially designated national or blocked person” as designated by the applicable governmental entity. Any sale of the property (which includes any equity transfer, whether directly or indirectly) is subject to certain conditions, including the provision of notice of such sale to the manager.

Right of First Offer. All of the Marriott management agreements provide Marriott with a right of first negotiation with respect to a sale of the hotel (which includes the equity transfer of a controlling interest in the owner of the hotel, whether directly or indirectly). A sale or transfer to an affiliate is specifically excluded from this right. After notice of a proposed sale to the manager, we have a specified time period, ranging from 20 to 45 days, to negotiate an acceptable purchase and sale agreement. If after such time period no agreement is signed, we are free to sell or lease the hotel to a third party, subject to certain conditions, such as providing notice of sale to manager (with certain details regarding the terms of sale). Manager then has a specified time period, ranging from 20 to 45 days, depending on our compliance with the assignment and sale provisions above, to either consent to such sale or not consent to such sale. If manager does not timely respond or does not consent to such sale, certain of the management agreements provide that the sale must occur 180 days after provision of the notice of sale or the notice of sale is deemed void and we must provide a new notice to manager.

Hilton Management Agreements

Term. The base term of each of our two Hilton management agreements was 10 years, expiring December 31, 2013. Each of these agreements has been extended through December 31, 2023 and has three 10-year automatic extension options remaining, at the discretion of the manager.

Events of Default. An “Event of Default” under the Hilton hotel management agreements is generally defined to include the bankruptcy or insolvency of either party, the failure to make a payment under the hotel management agreement and failure to cure such non-payment after due notice, a breach by either party of any other covenants or obligations in the hotel management agreement which continues beyond the applicable notice and grace period, failure to maintain certain alcohol licenses and permits under certain circumstances due to our default under the operating lease or mortgage, failure by us to provide manager with sufficient working capital to operate the hotel after due notice and a termination of our operating lease due to our default under the operating lease.

Termination Upon Event of Default. If an event of default occurs and continues beyond any applicable notice and cure periods set forth in the hotel management agreement, the non-defaulting party generally has, among other remedies, the option of terminating the applicable hotel management agreement upon written notice to the defaulting party.

Performance Termination. Each of the Hilton management agreements provide us with a right to terminate the hotel management agreement without the payment of a termination fee if the manager fails to achieve certain criteria relating to the performance of the hotel managed by Hilton. The performance period is measured with respect to any two consecutive fiscal years. The performance criteria are: (i) the hotel’s operating cash flow (before deducting our priority return) does not equal or exceed 85% of the our priority return (as defined in the hotel management agreement); and (ii) the hotel’s yield index is below the base yield index (as such terms are defined in the hotel management agreement), which is 90%. The manager has a right to avoid a performance termination by paying to us an amount equal to the deficiency set forth in subparagraph (i) above to cure such performance default, but in no event may manager exercise such cure with respect to more than four full operating years during the initial term or with respect to more than four full operating years during any single extension term. The amount of any shortfall payable by manager to us shall be reduced to the extent of any portion attributable to a force majeure event, performance of certain capital renewals and major capital improvements adversely affecting a material portion of the income generating areas of the hotel, or certain uncontrollable expenses that could not have been reasonably anticipated by manager.

Assignment and Sale. Each Hilton management agreement provides that we cannot sell the applicable hotel to any unrelated third party, which includes the transfer of an equity interest, or engage in certain change of control actions (i) if such party has an ownership interest, either directly or indirectly, in a brand of hotels totaling at least 10 hotels and such brand competes with the manager or Hilton or any affiliate thereof; (ii) if such party is known to be of ill repute or an unsuitable business associate (per gaming industry regulations where the manager holds a gaming license); (iii) if such party does not have the ability to fulfill our financial obligations under the hotel management agreement; or (iv) if certain conditions are not satisfied, including cure of any existing or potential defaults, receipt of evidence of proper insurance coverage, payment of fees and expenses which will accrue to the manager through the date of closing, and provision of sufficient notice of the contemplated sale to the manager.

Right of First Offer. Each of the Hilton management agreements provides the manager with a right of first negotiation with respect to a sale of the hotel (which includes any equity transfer, whether directly or indirectly) or lease of the hotel (if applicable). After notice of a proposed sale or lease to the manager, the manager has 30 days to elect or decline to exercise its right to purchase or lease. If manager makes an election to purchase or lease, the parties have 30 days to execute an agreement for purchase (or lease, if applicable) and an additional 30 days to consummate the purchase or lease (if applicable). If the manager declines to exercise its right to purchase or lease, the sale or lease must occur within 180 days at greater than 90% of the price or the notice of sale must be renewed to manager.

Remington Master Management Agreement

The following summary of the terms of the master management agreement with Remington does not purport to be complete and is subject to and qualified in its entirety by reference to the actual agreement, a copy of which is filed as an exhibit to the registration statement of which this information statement is a part.

As described below under “—Mutual Exclusivity Agreement,” we have entered into a mutual exclusivity agreement with Remington. Remington is owed 100% by Mr. Monty J. Bennett, our chief executive officer and chairman of our board of directors and the chief executive officer and chairman of the board of directors of Ashford Trust, and his father, Mr. Archie Bennett, Jr. Pursuant to this agreement, we have agreed to engage Remington for the management, development, construction, project management and certain other work for all hotels we acquire, unless our independent directors either (i) unanimously vote not to engage Remington, or

(ii) based on special circumstances or past performance, by a majority vote elect not to engage Remington because, in their reasonable business judgment, they have determined that it would be in our best interest not to engage Remington or that another manager or developer could perform the duties materially better. We believe Remington to be one of the premier third-party hotel managers in the country, and our exclusivity agreement with Remington offers us a unique competitive advantage over other lodging REITs.

The following summarizes the terms of the master management agreement that we have agreed will control to the extent that Remington manages future properties that we acquire and that will control with respect to the project management of each of our properties, including our initial properties. This summary is qualified in its entirety by reference to the form of Remington master management agreement filed as an exhibit to the registration statement of which this information statement is a part.

Term. The form of Remington master management agreement provides for an initial term of 10 years as to each hotel governed by the agreement. The term may be renewed by Remington, at its option, subject to certain performance tests, for three successive periods of seven years each and, thereafter, a final term of four years, provided that at the time the option to renew is exercised, Remington is not then in default under the master management agreement. If at the time of the exercise of any renewal period, Remington is in default, then the exercise of the renewal option will be conditional on timely cure of such default, and if such default is not timely cured, then our TRS lessee may terminate the management agreement. If Remington desires to exercise any option to renew, it must give our TRS lessee written notice of its election to renew the master management agreement no less than 90 days before the expiration of the then current term of the master management agreement.

Amounts Payable under the Remington Master Management Agreement. Remington will receive a base management fee, and if the hotels meet and exceed certain thresholds, an additional incentive management fee. The base management fee for each hotel will be due monthly and will be equal to the greater of:

•	$12,673.48 (increased annually based on consumer price index adjustments); and

•	3% of the gross revenues associated with that hotel for the related month.

The incentive management fee, if any, for each hotel will be due annually in arrears within 90 days of the end of the fiscal year and will be equal to the lesser of (i) 1% of gross revenues and (ii) the amount by which the actual gross operating profit exceeds the target gross operating profit as set forth in the annual operating budget approved for the applicable fiscal year. If, however, based on actual operations and revised forecasts from time to time, it is reasonably anticipated that the incentive fee will be earned, the applicable TRS lessee will consider payment of the incentive fee pro-rata on a quarterly basis.

The incentive fee is designed to encourage Remington to generate higher gross operating profit at each hotel by increasing the fee due to Remington when the hotels generate gross operating profit above certain threshold levels. Any increased revenues will generate increased lease payments under the percentage leases and should thereby benefit our stockholders.

Termination. The master management agreement with Remington may be terminated as to one or more of the hotels earlier than the stated term if certain events occur, including:

•	a sale of a hotel;

•	the failure of Remington to satisfy certain performance standards;

•	for the convenience of our TRS lessee;

•	in the event of a casualty to, condemnation of, or force majeure involving a hotel; or

•	upon a default by Remington or us that is not cured prior to the expiration of any applicable cure periods.

In certain cases of early termination of the master management agreement with respect to one or more of the hotels, we must pay Remington termination fees, plus any amounts otherwise due to Remington pursuant to the terms of the master management agreement. We will be obligated to pay termination fees in the circumstances described below, provided that Remington is not then in default, subject to certain cure and grace periods:

•

Sale. If any hotel subject to the Remington master management agreement is sold during the first 12 months of the date such hotel becomes subject to the master management agreement, our TRS lessee may terminate the master management agreement with respect to such sold hotel, provided that we pay to Remington, an amount equal to the management fee (both base fees and incentive fees) estimated to be payable to Remington with respect to the applicable hotel pursuant to the then current annual operating budget for the balance of the first year of the term. If any hotel subject to the Remington master management agreement is sold at any time after the first year of the term and the TRS lessee terminates the master management agreement with respect to such hotel, our TRS lessee will have no obligation to pay any termination fees.

•

Casualty. If any hotel subject to the Remington master management agreement is the subject of a casualty and the TRS lessee elects not to rebuild, then we must pay to Remington the termination fee, if any, that would be owed if the hotel had been sold. However, after the first year of the initial 10-year term, if a hotel is the subject of a casualty and the TRS lessee elects not to rebuild the hotel even though sufficient casualty insurance proceeds are available to do so, then we must pay to Remington a termination fee equal to the product obtained by multiplying (i) 65% of the aggregate management fees (both base fees and incentive fees) estimated to be paid to Remington with respect to the applicable hotel pursuant to the then current annual operating budget (but in no event less than the management fees for the preceding full fiscal year) by (ii) nine.

•

Condemnation or Force Majeure. In the event of a condemnation of or force majeure events to any of the hotels, the TRS lessee has no obligation to pay any termination fees if the master management agreement terminates as to those hotels.

•

Failure to Satisfy Performance Test. If any hotel subject to the Remington master management agreement fails to satisfy a certain performance test, the TRS lessee may terminate the master management agreement with respect to such hotel, and in such case, we must pay to Remington an amount equal to 60% of the product obtained by multiplying (i) 65% of the aggregate management fees (both base fees and incentive fees) estimated to be paid to Remington with respect to the applicable hotel pursuant to the then current annual operating budget (but in no event less than the management fees for the preceding full fiscal year) by (ii) nine. Remington will have failed the performance test with respect to a particular hotel if during any fiscal year during the term (i) such hotel’s gross operating profit margin for such fiscal year is less than 75% of the average gross operating profit margins of comparable hotels in similar markets and geographical locations, as reasonably determined by Remington and us, and (ii) such hotel’s RevPAR yield penetration is less than 80% of the RevPAR yield penetration of a pre-identified competitive set (subject to adjustment from time to time) of hotels (which includes the hotel) for a fiscal year. Upon a performance test failure, the TRS lessee must give Remington two years to cure. If, after the first year, the performance test failure has not been cured, then we may, in order not to waive any such failure, require Remington to engage a consultant with significant hotel lodging experience reasonably acceptable to both of us, to make a determination as to whether or not another management company could have managed the hotel in a materially more efficient manner. If the consultant’s determination is in the affirmative, then Remington must engage such consultant to assist with the cure of such performance failure for the second year of the cure period after that failure. If the consultant’s determination is in the negative, then Remington will be deemed not to be in default under the performance test. The cost of such consultant will be shared by the TRS lessee and Remington equally. If Remington fails the performance test for the second year of the cure period and, after that failure, the consultant again makes a finding that another manager could manage materially better than Remington, then the TRS lessee has the right to terminate the management agreement with respect to such hotel and to pay to Remington the termination fee described above. Further, if any hotel subject to the Remington management agreement is within a cure period due to a failure of the performance test, an exercise of a renewal option shall be conditioned upon timely cure of the performance test failure, and if the performance failure is not timely cured, the TRS lessee may elect to terminate the management agreement without paying any termination fee.

•

For Convenience. With respect to any hotel managed by Remington pursuant to the Remington management agreement, if the TRS lessee elects for convenience to terminate the management of such hotel, at any time, including during any renewal term, we must pay a termination fee to Remington, equal to the product of (i) 65% of the aggregate management fees for such hotel (both base fees and incentive fees) estimated to be payable to Remington with respect to the applicable hotel pursuant to the then current annual operating budget (but in no event less than the management fees for the preceding full fiscal year) and (ii) nine.

If the master management agreement terminates as to all of the hotels covered in connection with a default under the master management agreement, the mutual exclusivity agreement can also be terminated at our election. See “—Mutual Exclusivity Agreement.”

Maintenance and Modifications. Remington must maintain each hotel in good repair and condition and make such routine maintenance, repairs and minor alterations as it deems reasonably necessary. The cost of all such maintenance, repairs and alterations will be paid by the TRS lessee.

Insurance. Remington is required to coordinate with the TRS lessee the procurement and maintenance of all workers’ compensation, employer’s liability, and other appropriate and customary insurance related to its operations as a property manager, the cost of which is the responsibility of the TRS lessee.

Assignment and Subleasing. Neither Remington nor the TRS lessee may assign its rights and obligations under the master management agreement without the other party’s prior written consent. However, Remington may assign its rights and obligations to an affiliate that satisfies the eligible independent contractor requirements and is “controlled” by Mr. Monty J. Bennett, his father Mr. Archie Bennett, Jr., or their respective family partnerships or trusts, the sole members or beneficiaries of which are at all times lineal descendants of Messrs. Monty or Archie Bennett, Jr. (including step children) and spouses. “Control” means (i) the possession of a majority of the capital stock (or ownership interest) and voting power of such affiliate, directly or indirectly, or (ii) the power to direct or cause the direction of the management and policies of such affiliate in the capacity of chief executive officer, president, chairman, or other similar capacity where they are actively engaged or involved in providing such direction or control and spend a substantial amount of time managing such affiliate. No assignment will release Remington from any of its obligations under the master management agreement.

Damage to Hotels. If any of our insured properties is destroyed or damaged, the TRS lessee is obligated, subject to the requirements of the underlying lease, to repair or replace the damaged or destroyed portion of the hotel to the same condition as existed prior to such damage or destruction. If the lease relating to such damaged hotel is terminated pursuant to the terms of the lease, the TRS lessee has the right to terminate the master management agreement with respect to such damaged hotel. In the event of a termination, neither the TRS lessee nor Remington will have any further liabilities or obligations under the master management agreement with respect to such damaged hotel, except that we may be obligated to pay to Remington a termination fee, as described above. If the management agreement remains in effect with respect to such damaged hotel, and the damage does not result in a reduction of gross revenues at the hotel, our obligation to pay management fees will be unabated. If, however, the master management agreement remains in effect with respect to such damaged hotel, but the damage does result in a reduction of gross revenues at the hotel, we will be entitled to partial abatement of the management fees while the hotel is being repaired.

Condemnation of a Property or Force Majeure. If all or substantially all of a hotel is subject to a total condemnation or a partial taking that prevents use of the property as a hotel, the Remington management agreement, with respect to such condemned hotel, will terminate, subject to the requirements of the applicable lease. In the event of termination, neither the TRS lessee nor Remington will have any further liabilities or obligations under the Remington management agreement with respect to such hotel. If any partial taking of a property does not make it unreasonable to continue to operate the hotel, there is no right to terminate the master management agreement. If there is an event of force majeure or any other cause beyond the control of Remington that directly involves a hotel and has a significant adverse effect upon the continued operations of that hotel, then the Remington management agreement may be terminated by the TRS lessee. In the event of a termination, neither the TRS lessee nor Remington will have any further liabilities or obligations under the Remington management agreement with respect to such hotel.

Annual Operating Budget. The Remington management agreement will provide that not less than 45 days prior to the beginning of each fiscal year during the term of the master management agreement, Remington will submit to the TRS lessee for each of the hotels, an annual operating budget setting forth in detail an estimated profit and loss statement for the next 12 months (or for the balance of the fiscal year in the event of a partial first fiscal year), including a schedule of hotel room rentals and other rentals and a marketing and business plan for each of the hotels. The budget is subject to the TRS lessee approval, which may not be unreasonably withheld. The budget may be revised from time to time, taking into account such circumstances as the TRS lessee deems appropriate or as business and operating conditions shall demand, subject to the reasonable approval of Remington.

Capital Improvement Budget. Remington must prepare a capital improvement budget of the expenditures necessary for replacement of furniture, fixtures and equipment and building repairs for the hotels during the following fiscal year and provide such budget to the TRS lessee for approval at the same time Remington submits the proposed annual operating budget for approval. Remington will, in accordance with the capital improvement budget, make such substitutions and replacements of or renewals to furniture, fixtures and equipment and non-routine repairs and maintenance as it deems necessary to maintain our hotels. Remington may not make any other expenditures for these items without the TRS lessee approval, except expenditures which are provided in the capital improvements budget or are required by reason of any (i) emergency, (ii) applicable legal requirements, (iii) the terms of any franchise agreement or (iv) are otherwise required for the continued safe and orderly operation of our hotels. The cost of all such changes, repairs, alterations, improvements, renewals, or replacements will be paid from the capital improvement reserve or other monies advanced by the TRS lessee.

Service and Project Management Fees. The form of Remington management agreement provides that each TRS lessee will agree to pay Remington a project management fee equal to 4% of the total project costs associated with the implementation of the approved capital improvement budget for a hotel until such time that the capital improvement budget and/or renovation project costs involve expenditures in excess of 5% of gross revenues of such hotel, whereupon the project management fee will be 3% of total project costs in excess of the 5% of gross revenue threshold. In addition, each TRS lessee will pay Remington additional fees at then-current market rates for other services beyond managing the hotels or implementing the capital improvement budget. These other services include: (i) construction management, (ii) interior design assistance involved in implementing the capital improvement budget, (iii) managing architects for the implementation of the capital improvement budget, overseeing all conceptual designs and reviewing plans, drawings, shop drawings and other matters necessary for the proper implementation of the capital improvement budget, (iv) purchasing services, (v) managing freight selection and shipping processes, (vi) the warehousing of goods delivered at the job site, inspection of materials delivered, and the filing of claims associated with the delivery of defective or damaged goods and (vii) supervision and oversight of the installation of furniture, fixtures and equipment.

The fees for the additional services will be consistent with the approved capital improvement budget and will be deemed approved by the TRS lessee unless a majority of our independent directors determine that such fees for the additional services are not in line with market rates for similar services. In the event that the majority of our independent directors determine that the fees for the additional services are not market, the TRS lessee and Remington will engage a consultant reasonably satisfactory to both parties to provide then current market information with respect to the proposed fees and a written recommendation as to whether such fees are market rates or not. If the consultant determines that such fees as proposed by Remington are market, then we pay any consultant fees incurred by such consultant in making the determination. If the consultant’s recommendation does not support the fees as proposed by Remington, then Remington pays the consultant’s fees incurred in connection with the determination and may, at its election, perform such service for fees consistent with the market research and recommendation of the consultant or elect not to provide such services and no termination fee will be payable.

If the TRS lessee elects, for convenience, to terminate the project management and other market services being provided by Remington with respect to a hotel property (not taking into consideration any property management services), we must pay a termination fee to Remington equal to the product of (i) 65% of the project management fees and market service fees estimated to be payable to Remington with respect to the applicable hotel pursuant to the then current capital budget (but in no event less than the aggregate project management fees and market services fees for the preceding full fiscal year) and (ii) nine.

Indemnity Provisions. Remington will agree to indemnify each TRS lessee against all damages not covered by insurance that arise from (i) the fraud, willful misconduct or gross negligence of Remington subject to certain limitations; (ii) infringement by Remington of any third party’s intellectual property rights; (iii) employee claims based on a substantial violation by Remington of employment laws or that are a direct result of the corporate policies of Remington; (iv) the knowing or reckless placing, discharge, leakage, use or storage of hazardous materials in violation of applicable environmental laws on or in any of our hotels by Remington; or (v) the breach by Remington of the master management agreement, including action taken by Remington beyond the scope of its authority under the master management agreement, which is not cured.

Except to the extent indemnified by Remington as described in the preceding paragraph, each TRS lessee will indemnify Remington against all damages not covered by insurance and that arise from (i) the performance of Remington’s services under the master management agreement; (ii) the condition or use of our hotels; (iii) certain liabilities to which Remington is subjected, including pursuant to the WARN Act, in connection with the termination of the master management agreement; (iv) all employee cost and expenses; or (v) any claims made by an employee of Remington against Remington or the TRS lessee that are based on a violation or alleged violation of the employment laws.

Events of Default. Events of default under the Remington master management agreement will include:

•	The TRS lessee or Remington files a voluntary bankruptcy petition, or experiences a bankruptcy-related event not discharged within 90 days.

•	The TRS lessee or Remington fails to make any payment due under the master management agreement, subject to a 10-day notice and cure period.

•

The TRS lessee or Remington fails to observe or perform any other term of the management agreement, subject to a 30-day notice and cure period. There are certain instances in which the 30-day notice and cure period extends to 120 days.

•	Remington does not qualify as an “eligible independent contractor” as such term is defined in Section 856(d)(9) of the Code.

If an event of default occurs and continues beyond any grace period, the non-defaulting party will have the option of terminating the Remington management agreement, on 30 days’ notice to the other party.

Option Agreements

The following summary of the terms of the option agreements does not purport to be complete and is subject to and qualified in its entirety by reference to the actual agreements, copies of which are filed as an exhibit to the registration statement of which this information statement is a part.

We will enter into an option agreement to acquire the Pier House Resort from Ashford Trust and a separate option agreement to acquire the Crystal Gateway Marriott from Ashford Trust. Pursuant to the Pier House Resort option agreement, we will have an 18-month option to acquire the Pier House Resort and the purchase price initially will be $90.6 million, which is the price Ashford Trust paid when it acquired the property in May 2013 plus the out of pocket costs incurred by Ashford Trust in connection with the acquisition, plus the cost of any owner funded capital improvements made by Ashford Trust prior to our acquisition of the hotel. The price will increase by 1% six months following the separation and distribution and will increase an additional 1% 12 months following the separation and distribution. The Crystal Gateway option agreement will provide us with an option to acquire the Crystal Gateway Marriott beginning six months from the separation and distribution date and extending for 12 months from such date. The purchase price will be equal to the fair market value at the time the option is exercised, based on an appraisal prepared by a nationally recognized appraiser jointly selected by us and Ashford Trust. The purchase price for the Pier House Resort is payable in cash or common units of our operating partnership, at the option of Ashford Trust, while the purchase price for the Crystal Gateway Marriott is payable in common units only.

Under the terms of a tax reporting and protection agreement entered into when Ashford Trust OP acquired the Crystal Gateway Marriott in Arlington, Virginia, Ashford Trust OP will be required to pay certain tax liabilities of partners of the original contributor if the indebtedness related to the Crystal Gateway Marriott is reduced, or the hotel is disposed of, in a taxable transaction before July 13, 2016. We have agreed that if we exercise our option to acquire the Crystal Gateway Marriott, we will indemnify Ashford Trust OP for any tax liability that Ashford Trust OP is required to pay under the existing tax reporting and protective agreement. The potential tax liability generally consists of the aggregate federal, state and local income tax liability incurred by the partners of the original contributor to Ashford Trust (using an assumed combined federal, state and local income tax rate at the then-highest applicable marginal rate for such contributor) with respect to the gain allocated to the contributor under Section 704(c) of the Code.

The terms of the existing tax reporting and protection agreement require us to gross up the tax indemnity payment for the amount of income taxes due as a result of the tax indemnity payment. No tax indemnity payment will be due if we acquire the hotel and then dispose of it in a tax-deferred transaction, such as a like-kind exchange under Section 1031 of the Code. The existing tax reporting and protection agreement also requires Ashford Trust OP to use commercially reasonable efforts to maintain non-recourse indebtedness in the amount of at least $43.3 million through July 13, 2016, which will allow the partners of the original contributor to continue to defer recognition of gain in connection with the contribution of the Crystal Gateway Marriott to Ashford Trust. We have agreed to use such commercially reasonable efforts to maintain the minimum non-recourse indebtedness if we exercise our option to acquire this hotel.

Right of First Offer Agreement

The following summary of the terms of the right of first offer agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the actual agreement, a copy of which is filed as an exhibit to the registration statement of which this information statement is a part.

We will enter into a right of first offer agreement with Ashford Trust. The hotels currently held by Ashford Trust and subject to the right of first offer are as follows:

Hotel Property	Location	Total Rooms	% Owned	RevPAR for Twelve Months Ended December 31, 2012	RevPAR for Three Months Ended March 31, 2013
Crowne Plaza Beverly Hills	Beverly Hills, CA	260	100%	$133.00	$123.41
Embassy Suites Crystal City	Arlington, VA	267	100%	156.81	151.40
Crowne Plaza Key West	Key West, FL	160	100%	177.08	259.55
Hyatt Coral Gables	Coral Gables, FL	242	100%	133.98	197.81
One Ocean Jacksonville	Jacksonville, FL	193	100%	108.41	107.09
Houston Embassy Suites	Houston, TX	150	100%	134.86	152.78
Portland Embassy Suites	Portland, OR	276	100%	131.83	111.46
Ritz-Carlton Atlanta	Atlanta, GA	637	72%*	123.60	133.35
Hilton Boston Back Bay	Boston, MA	390	72%*	184.47	129.62
Courtyard Boston Downtown	Boston, MA	315	72%*	133.64	83.68
The Churchill	Washington, D.C.	173	72%*	122.99	121.85
The Melrose	Washington, D.C.	240	72%*	122.00	104.37

*	These hotels are owned by a joint venture in which Ashford Trust holds an approximate 72% common equity interest and a $25.0 million preferred equity interest. To the extent Ashford Trust has the opportunity to acquire the entire interest in these hotels or controls the right to sell these hotels, the right of first offer agreement between us and Ashford Trust will extend to these properties.

The right of first offer agreement will provide us the first right to acquire each of the subject hotels, to the extent the board of directors of Ashford Trust determines to market and sell the hotel, subject to any prior rights of the managers of the hotel or other third parties and the limitation noted in the footnote to the table above with respect to hotels in a joint venture. In addition, so long as we do not materially change our initial investment guidelines without the express consent of our advisor, the right of first offer agreement will extend to hotels later acquired by Ashford Trust that satisfy our initial investment guidelines. We believe this right of first offer could provide us with significant external growth opportunities. We further believe the hotels listed in the table above fit our desired RevPAR and geographic location profile.

If Ashford Trust decides to offer for sale an asset that fits our investment guidelines, it must give us a written notice describing the sale terms and granting us the right to purchase the asset at a purchase price equal to the price set forth in the offer. We will have 30 days to agree to the terms of the sale, failing which Ashford Trust will be free to sell the asset to any person upon substantially the same terms as those contained in the written notice for 180 days, but not for a price less than 95% of the offered purchase price. If during such 180-day period, Ashford Trust desires to accept an offer that is not on substantially same terms as those contained in the written notice or that is less than 95% of the offered purchase price, Ashford Trust must give us written notice of the new terms and we will have 10 days in which to agree to the terms of the sale. If Ashford Trust does not close on the sale or refinancing of the asset within 180 days following the expiration of the initial 30-day period, the right to purchase the asset will be reinstated on the same terms.

Likewise, we have agreed to give Ashford Trust a right of first offer with respect to any properties that we acquire in a portfolio transaction, to the extent our board of directors determines it is appropriate to market and sell such assets and we control the disposition, provided such assets satisfy Ashford Trust’s investment guidelines. Any such right of first offer granted to Ashford Trust will be subject to certain prior rights, if any, granted to the managers of the related properties or other third parties.

The right of first offer agreement has an initial term of 10 years and is subject to automatic one year renewal periods unless one party notifies the other that it does not intend to renew the agreement. The agreement may be terminated by either party (i) upon a default of the other party upon giving notice of such default and the defaulting party fails to cure within 45 days subject to certain exclusions, and (ii) if the other party experiences specified bankruptcy events. Also, if we materially modify our initial investment guidelines without consent of Ashford Trust (which consent may be withheld in its sole discretion), our right of first refusal for any assets owned or later acquired by Ashford Trust and its affiliates, other than the initial assets subject to the right of first offer agreement, will terminate unless otherwise agreed by the parties. Further, the agreement will automatically terminate upon a termination of our advisory agreement or upon a change of control of either us or Ashford Trust, excluding any change of control that may occur as a result of a spin-off, carve-out, split-off or other similar event.

TRS Leases

Six of our initial hotels will be owned by our operating partnership and leased to subsidiaries of Ashford Prime TRS. Two of our initial hotels will be held in a joint venture in which we have a 75% equity interest. The two hotels owned by the joint venture will be leased to subsidiaries of the joint venture, which two subsidiaries we will elect to treat as TRSs. In connection with the separation and distribution, Ashford Prime TRS will acquire one TRS lessee, which has three subsidiaries one of which is a TRS (that collectively lease six of our initial properties), which is wholly owned by Ashford TRS. Ashford Prime TRS will elect to be treated as a TRS. Each of the existing leases will remain in place. We intend to lease all hotels we acquire in the future, other than pursuant to sale-leaseback transactions with unrelated third parties, to a TRS lessee, pursuant to the terms of leases that are generally similar to the terms of the existing leases. Our external advisor will negotiate the terms and provisions of each future lease, considering such things as the purchase price paid for the hotel, then current economic conditions and any other factors deemed relevant at the time.

Term. The leases for each of the initial hotels includes a term of five years, which began on January 1, 2013, except in the case of the Courtyard Philadelphia Downtown, the term began on December 2, 2011 and expires on December 31, 2016. The leases may be terminated earlier than the stated term if certain events occur, including specified damages to the related hotel, a condemnation of the related hotel or the sale of the related hotel, or an event of default that is not cured within any applicable cure or grace periods. The lessor must pay a termination fee to the TRS lessee if and to the extent the TRS lessee is obligated to pay a termination fee to the managers as a result of the termination of the lease.

Amounts Payable Under Leases. The leases generally provide for each TRS lessee to pay in each calendar month the base rent plus, in each calendar quarter, percentage rent, if any. The percentage rent for each hotel equals: (i) an agreed percentage of gross revenue that exceeds a threshold amount, less (ii) all prior percentage rent payments.

Maintenance and Modifications. Each TRS lessee will be required to establish and fund, in respect of each fiscal year during the terms of the leases, a reserve account, in the amount of at least 4% of gross revenues per year to cover the cost of capital expenditures, which costs will be paid by our operating partnership. Each TRS lessee shall be required to make (at our sole cost and expense) all capital expenditures required in connection with emergency situations, legal requirements, maintenance of the applicable franchise agreement, the performance by lessee of its obligations under the lease and other permitted additions to the leased property. We also have the right to make additions, modifications or improvements so long as our actions do not significantly alter the character or purposes of the property, significantly detract from the value or operating efficiency of the property or affect the ability of the lessor to comply with the terms of their lease. All capital expenditures relating to material structural components involving expenditures of $1 million or more are subject to the approval of our operating partnership. Any capital improvements to the hotels will be made pursuant to the capital improvement budget as approved by our board of directors. Each TRS lessee is responsible for all routine repair and maintenance of the hotels, and our operating partnership will be responsible for non-routine capital expenditures.

We will own substantially all personal property (other than inventory, linens and other nondepreciable personal property) not affixed to, or deemed a part of, the real estate or improvements on the initial hotels, unless ownership of such personal property would cause the rent under a lease not to qualify as “rents from real property” for REIT income test purposes. See “Federal Income Tax Consequences of our Status as a REIT—Income Tests.”

Insurance and Property Taxes. We will pay for real estate and personal property taxes on the hotels (except to the extent that personal property associated with the hotels is owned by the applicable TRS lessee). We will pay for property and casualty insurance relating to the hotel properties and any personal property owned by us. Each TRS lessee will pay for all insurance on its personal property, business interruption, comprehensive general public liability, workers’ compensation, vehicle, and other appropriate and customary insurance. Each TRS lessee must name us as an additional insured on any policies it carries.

Assignment and Subleasing. The TRS lessees will not be permitted to sublet any part of the hotels or assign their respective interests under any of the leases without our prior written consent. No assignment or subletting will release any TRS lessee from any of its obligations under the leases.

Damage to Hotels. If any of our insured hotels is destroyed or damaged, whether or not such destruction or damage prevents use of the property as a hotel, the applicable TRS lessee will have the obligation, but only to the extent of insurance proceeds that are made available, to restore the hotel. All insurance proceeds will be paid to our operating partnership (except such proceeds payable for loss or damage to the TRS lessee’s personal property) and be paid to the applicable TRS lessee for the reasonable costs of restoration or repair. Any excess insurance proceeds remaining after the cost of repair or restoration will be retained by us. If the insurance proceeds are not sufficient to restore the hotel, the TRS lessee or we have the right to terminate the lease upon written notice. In that event, neither we nor the TRS lessee will have any further liabilities or obligations under the lease, except that, if we terminate the lease, we have to pay the TRS lessee termination fees, if any, that become due under the management agreement. If the lease is so terminated, we will keep all insurance proceeds received as a result of such destruction or damage. If the lease is terminated by a TRS lessee, we have the right to reject the termination of the lease and to require the TRS lessee to restore the hotel, provided we agree to pay for all restoration costs in excess of available insurance proceeds. In that event, the related lease will not terminate and we will pay all insurance proceeds to the TRS lessee.

If the cost of restoration exceeds the amount of insurance proceeds, we will contribute any excess amounts necessary to complete the restoration to the TRS lessee before requiring the work to begin. In the event of damage or destruction not covered by insurance, our obligations, as well as those of the applicable TRS lessee, will be the same as in the case of inadequate insurance proceeds. However, regardless of insurance coverage, if damage or destruction rendering the property unsuitable for its primary intended purpose occurs within 24 months of the end of the lease term, we may terminate the lease with 30 days’ notice. If the lease remains in effect and the damage does not result in a reduction of gross revenues at the hotel, the TRS lessee’s obligation to pay rent will be unabated. If, however, the lease remains in effect but the damage does result in a reduction of gross revenues at the hotel, the TRS lessee will be entitled to a certain amount of rent abatement while the hotel is being repaired. We will keep all proceeds from loss of income insurance.

Condemnation. If any of our initial hotels is subject to a total condemnation or a partial taking that prevents use of the property as a hotel, we and the TRS lessee each have the option to terminate the related lease. We will share in the condemnation award with the TRS lessee in accordance with the provisions of the related lease. If any partial taking of a hotel does not prevent use of the property as a hotel, the TRS lessee is obligated to restore the untaken portion of the hotel to a complete architectural unit but only to the extent of any available condemnation award. If the condemnation award is not sufficient to restore the hotel, the TRS lessee or we have the right to terminate the lease upon written notice. If the lease is terminated by the TRS lessee, we have the right to reject the termination of the lease and to require the TRS lessee to restore the hotel, provided we agree to pay for all restoration costs in excess of the available condemnation award. We will contribute the cost of such restoration to the TRS lessee. If a partial taking occurs, the base rent will be abated to some extent, taking into consideration, among other factors, the number of usable rooms, the amount of square footage, or the revenues affected by the partial taking.

Events of Default. Events of Default under the leases include:

•

The TRS lessee fails to pay rent or other amounts due under the lease, provided that the TRS lessee has a 10-day cure period after receiving a written notice from us that such amounts are due and payable before an event of default would occur.

•

The TRS lessee does not observe or perform any other term of a lease, provided that the TRS lessee has a 30-day cure period after receiving a written notice from us that a term of the lease has been violated before an event of default of default would occur. There are certain instances in which the 30-day grace period can be extended to a maximum of 120 days.

•	The TRS lessee is the subject of a bankruptcy, reorganization, insolvency, liquidation or dissolution event.

•	The TRS lessee voluntarily ceases operations of the hotels for a period of more than 30 days, except as a result of damage, destruction, condemnation, or certain specified unavoidable delays.

•

The default of the TRS lessee under the management agreement for the related hotel because of any action or failure to act by the TRS lessee and the TRS lessee has failed to cure the default within 30 days.

If an event of default occurs and continues beyond any grace period, we will have the option of terminating the related lease. If we decide to terminate a lease, we must give the TRS lessee 10 days’ written notice. Unless the event of default is cured before the termination date we specify in the termination notice, the lease will terminate on the specified termination notice. In that event, the TRS lessee will be required to surrender possession of the related hotel and pay liquidated damages at our option, as provided by the applicable lease.

Termination of Leases. Our operating partnership has the right to terminate any lease prior to the expiration date so long as we pay a termination fee. The termination fee is equal to any termination fee due to a manager under the management agreement.

Indemnification. Each TRS lessee is required to indemnify us for claims arising out of (i) accidents occurring on or about the leased property, (ii) any past, present or future use or condition of the hotel by TRS lessee or any of its agents, employees or invitees, (iii) any impositions that are the obligation of the TRS hotel by lessee, (iv) any failure of the TRS lessee to perform under the lease, and (v) the non-performance of obligations under any sub-lease by the landlord thereunder. We are required to indemnify each TRS lessee for any claim arising out of our gross negligence or willful misconduct arising in connection with the lease and for any failure to perform our obligations under the lease. All indemnification amounts must be paid within 10 days of a determination of liability.

Breach by Us. If we breach any of the leases, we will have 30 days from the time we receive written notice of the breach from the TRS lessee to cure the breach. This cure period may be extended in the event of certain specified, unavoidable delays.

Ground Leases

Two of our hotels are subject to ground leases that cover the land underlying the respective hotels.

Renaissance Tampa International Plaza. The Renaissance Tampa International Plaza is subject to a land sublease with an initial term that expires December 30, 2080. We pay minimum rent of $300,000 per year through July 31, 2014, and effective as of the August 1, 2014, our annual rent will increase to $350,000.00 per year. In addition, we pay percentage rent in the amount of 2% of gross revenues (less the minimum rent paid) through July 31, 2014 and 3% beginning August 1, 2014. The lease may be assigned at any time to an affiliate, a successor corporation by merger, or a third party which has a net worth of at least $10 million, provided that we give landlord notice of any such assignment, which notice shall include the name of the assignee.

Hilton La Jolla Torrey Pines. The Hilton La Jolla Torrey Pines is subject to a ground lease with the City of San Diego and expires June 30, 2043. Rent is payable monthly and is the greater of minimum rent or percentage rent, determined monthly, with annual true-up. Commencing January 1, 1993 and every five years thereafter, minimum rent is adjusted to be 80% of the annual average of actual rents paid or accrued during the preceding five-year period, but in no event may such rent be adjusted downwards. Percentage rent is determined from a percentage of room and banquet rental revenue, food and beverage sales, alcohol sales, lobby, gift shop and coin operated machine and telephone sales and other authorized uses. Percentage rent is adjusted at least six months prior to the end of the 30th lease year (December 31, 2017) and thereafter at least six months prior to each 10th year by mutual agreement to provide fair rental to landlord. The lease may be assigned with landlord’s prior written consent (not to be unreasonably withheld), provided that the hotel is operated by a competent manager. The landlord will not withhold its consent if the assignee is a qualified assignee (defined to be a party, including a successor, who has a net worth not less than us and who is in good standing and has a good reputation within the community) and we satisfy certain other conditions, including that we provide 30 days’ notice of such assignment, certain financial and other information regarding assignee and an acceptable form of assumption agreement, and that there are no uncured defaults under the lease.

Mutual Exclusivity Agreement

The following summary of the terms of the mutual exclusivity agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the actual agreement, a copy of which is filed as an exhibit to the registration statement of which this information statement is a part.

We and Ashford Hospitality Prime Limited Partnership, our operating partnership, will enter into a mutual exclusivity agreement with Remington and Mr. Monty J. Bennett regarding lodging investment opportunities any of us identifies in the future. Mr. Monty Bennett and his father Mr. Archie Bennett, Jr. are the sole owners of Remington, and Mr. Monty Bennett is the chief executive officer of Remington. The following summary assumes that we have already entered into the mutual exclusivity agreement. We will sign the agreement on the effective date of the distribution described in this information statement.

Term. The initial term of the mutual exclusivity agreement will be 10 years. This term will automatically extend for three additional renewal periods of seven years each and a final renewal period of four years, for a total of up to 35 years. The agreement may be sooner terminated because of:

•	an event of default (see “—Events of Default”),

•	a party’s early termination rights (see “—Early Termination”), or

•

a termination of all Remington management agreements between the TRS lessee and Remington because of an event of default under the management agreements that affects all properties (see “—Relationship with Management Agreement”).

Modification of Investment Guidelines. In the event that we materially modify our initial investment guidelines without the written consent of our advisor, the Remington parties will have no obligation to present or offer us investment opportunities. Instead, the Remington parties, subject to the superior rights of Ashford Trust or any other party with which the Remington parties may have an existing agreement, shall use their reasonable discretion to determine how to allocate investment opportunities it identifies. In the event we modify our investment guidelines without the consent of our advisor, the Ashford Trust parties will have superior rights to investment opportunities, and we will no longer retain preferential treatment to investment opportunities identified by the Remington parties.

Our Exclusivity Rights. Remington and Mr. Monty Bennett have granted us a first right of refusal to pursue certain lodging investment opportunities identified by Remington or their affiliates (including Mr. Bennett), including opportunities to buy hotel properties, to buy land and build hotels, or to otherwise invest in hotel properties that satisfy our initial investment guidelines and are not considered excluded transactions pursuant to the mutual exclusivity agreement. If investment opportunities are identified and are subject to the mutual exclusivity agreement, and we have not materially modified our initial investment guidelines without the written consent of our advisor, Remington, Mr. Bennett and their affiliates, as the case may be, will not pursue those opportunities (except as described below) and will give us a written notice and description of the investment opportunity, and we will have 10 business days to either accept or reject the investment opportunity. If we reject the opportunity, Remington may then pursue such investment opportunity, subject to a right of first refusal in favor of Ashford Trust pursuant to an existing agreement between Ashford Trust and Remington, on materially the same terms and conditions as offered to us. If the terms of such investment opportunity materially change, then Remington must offer the revised investment opportunity to us, whereupon we will have 10 business days to either accept or reject the opportunity on the revised terms.

Reimbursement of Costs. If we accept an investment opportunity from Remington, we will be obligated to reimburse Remington or its affiliates for the actual out-of-pocket and third-party expenses in connection with such investment opportunity, including any earnest money deposits, but excluding any finder’s fees, brokerage fee, development fee, management fee or other compensation to Remington or its affiliates. Remington must submit to us an accounting of the costs in reasonable detail.

Exclusivity Rights of Remington. If we elect to pursue an investment opportunity that consists of buying a hotel property or buying land for the purpose of building a hotel property, or constructing hotel improvements, we will hire Remington to manage the hotel, build the hotel, construct the improvements or provide project management or other services unless our independent directors either (i) unanimously elect not to engage Remington, or (ii) by a majority vote, elect not to engage Remington because they have determined, in their reasonable business judgment, (A) special circumstances exist such that it would be in our best interest not to engage Remington for the particular hotel, or (B) based on the prior performance of Remington, another manager or developer could perform the duties materially better than Remington for the particular hotel. In return, Remington has agreed that it will provide those services.

Excluded Investment Opportunities. The following are excluded from the mutual exclusivity agreement and are not subject to any exclusivity rights or right of first refusal:

•	With respect to Remington, an investment opportunity where our independent directors have unanimously voted not to engage Remington as the manager or developer.

•

With respect to Remington, an investment opportunity where our independent directors, by a majority vote, have elected not to engage Remington as the manager or developer based on their determination that special circumstances exist such that it would be in our best interest not to engage Remington with respect to the particular hotel.

•

With respect to Remington, an investment opportunity where our independent directors, by a majority vote, have elected not to engage Remington as the manager or developer because they have determined that another manager or developer could perform the management or development duties materially better than Remington for the particular hotel, based on Remington’s prior performance.

•	Existing hotel investments of Remington or affiliates with any of their existing joint venture partners or property owners.

•

Existing bona fide arm’s length third-party management arrangements (or arrangements for other services such as project management) of Remington or any of its affiliates with third parties other than us and our affiliates.

•	Like-kind exchanges that may be made pursuant to existing contractual obligations by any of the existing joint ventures in which Remington or its affiliates have an ownership interest.

•	Any hotel investment that does not satisfy our initial investment guidelines.

Management or Development. If we hire Remington to manage a hotel or construct hotel improvements, it will be pursuant to the terms of the form of management agreement agreed to between us and Remington. If we hire Remington to develop a hotel, the terms of the development will be pursuant to a form of development agreement that has been approved by us.

Events of Default. Each of the following is a default under the mutual exclusivity agreement:

•	We or Remington experience a bankruptcy-related event;

•	We fail to reimburse Remington as described under “—Reimbursement of Costs,” subject to a 30-day cure period; and

•	We or Remington does not observe or perform any other term of the agreement, subject to a 30-day cure period (up to a maximum of 120 days in certain instances).

If a default occurs, the non-defaulting party will have the option of terminating the mutual exclusivity agreement and pursuing its rights and remedies under applicable law.

Early Termination. Remington has the right to terminate the exclusivity rights granted to us if:

•

Mr. Monty J. Bennett is removed as our chief executive officer or as chairman of our board of directors or is not re-appointed to either position or he resigns as chief executive officer or chairman of our board of directors;

•	we terminate the Remington exclusivity right pursuant to the terms of the mutual exclusivity agreement; or

•	our advisory agreement with Ashford Advisor is terminated for any reason pursuant to its terms and Mr. Monty J. Bennett is no longer serving as our chief executive officer and chairman.

We may terminate the exclusivity rights granted to Remington if:

•	Remington fails to qualify as an “eligible independent contractor” as defined in Section 856(d)(9) of the Code and for that reason, we terminate the master management agreement with Remington;

•

Remington is no longer “controlled” by Mr. Monty Bennett or his father Mr. Archie Bennett, Jr. or their respective family partnership or trusts, the sole members of which are at all times lineal descendants of Archie Bennett, Jr. or Monty Bennett (including step children) and spouses;

•

we experience a change in control and terminate the master management agreement between us and Remington and have paid a termination fee equal to the greater of (a) the amount owing to Remington under the master management agreement in the event of our termination for convenience, or (b) the product of (i) 65% of the project management fees and market services fees estimated to be payable to Remington with respect to the applicable hotel pursuant to the then current capital budget (but in no event less than the aggregate project management fees and market service fees, for the preceding full fiscal year) and (ii) nine;

•	Remington terminates our exclusivity right pursuant to the terms of the mutual exclusivity agreement; or

•	our advisory agreement with Ashford Advisor is terminated for any reason pursuant to its terms and Mr. Monty J. Bennett is no longer serving as our chief executive officer and chairman.

Assignment. The mutual exclusivity agreement may not be assigned by any of the parties to the agreement without the prior written consent of the other parties.

Relationship with Management Agreement. The rights provided to us and to Remington in the mutual exclusivity agreement may be terminated if the master management agreement between us and Remington terminates in its entirety because of an event of default as to all of the then-managed properties. A termination of Remington’s management rights with respect to one or more hotels (but not all hotels) does not terminate the mutual exclusivity agreement. A termination of the mutual exclusivity agreement does not terminate any management agreement either in part or in whole, and the management agreements would continue in accordance with their terms as to the hotels covered, despite a termination of the mutual exclusivity agreement.

MANAGEMENT

General

We will operate under the direction of our board of directors. The board is responsible for the management and control of our affairs. The board has retained the advisor to manage our operations and our portfolio of hotel assets, subject to the board’s supervision. Because of the conflicts of interest created by the relationships among us, Ashford Trust, our advisor, Remington, as an expected future property manager and each of their affiliates, many of the responsibilities of the board have been delegated to our independent directors, as discussed below and under “Conflicts of Interest.”

Upon completion of the separation and distribution, our board will be comprised of seven members, five of whom are expected to be determined to be independent directors under the director independence standards of the NYSE. Two of our directors, Mr. Monty J. Bennett and Mr. Douglas A. Kessler serve as the chief executive officer and president, respectively, of our advisor and Ashford Trust, and each serves on the board of directors for Ashford Trust, with Mr. Bennett serving as the chairman of the board of Ashford Trust.

All directors will serve one-year terms, expiring at the first annual meeting of stockholders. The following table sets forth certain information regarding our executive officers and directors and those persons who have agreed to become directors immediately after consummation of separation and distribution:

Monty J. Bennett	47	Chief Executive Officer and Chairman of the Board
Douglas A. Kessler	52	President and Director
David A. Brooks	53	Chief Operating Officer, General Counsel and Secretary
David J. Kimichik	52	Chief Financial Officer and Treasurer
Jeremy Welter	36	Executive Vice President, Asset Management
Mark L. Nunneley	55	Chief Accounting Officer
*		Director Nominee
*		Director Nominee
*		Director Nominee
*		Director Nominee
*		Director Nominee

*	To be named by amendment.

Biographical Information of Executive Officers and Significant Employees

Monty J. Bennett will serve as our Chief Executive Officer and Chairman of the Board. Mr. Bennett also will continue to serve as Chairman of the Board and Chief Executive Officer of Ashford Trust. Mr. Bennett has served as the Chief Executive Officer and as a member of the board of directors of Ashford Trust since May 2003 and as Chairman of the Board since January 2013. Prior to that, Mr. Bennett is a member of the American Hotel & Lodging Association’s Industry Real Estate Finance Advisory Council (IREFAC), the Urban Land Institute’s Hotel Council, and is on the Advisory Editorial Board for GlobalHotelNetwork.com. He is also a member of the CEO Fiscal Leadership Council for Fix the Debt, a non-partisan group dedicated to reducing the nation’s federal debt level and on the advisory board of Texans for Education Reform. Formerly, Mr. Bennett was a member of Marriott’s Owner Advisory Council and Hilton’s Embassy Suites Franchise Advisory Council. Mr. Bennett is a frequent speaker and panelist for various hotel development and investment conferences including the NYU conference and the ALIS conference. Mr. Bennett received the Top-Performing CEO Award from HVS for 2011. This award is presented each year to the CEO in the hospitality industry who offers the best value to shareholders based on HVS’s pay-for-performance model. The model compares financial results relative to CEO compensation, as well as a stock appreciation, company growth and increases in EBITDA. Mr. Bennett holds a Masters in Business Administration from Cornell’s S.C. Johnson Graduate School of Management and received a Bachelor of Science degree with distinction from the School of Hotel Administration also at Cornell. He is a life member of the Cornell Hotel Society.

Mr. Bennett’s extensive industry experience as well as the strong and consistent leadership qualities he has displayed in his role as the chief executive officer and a director of Ashford Trust since its inception are vital skills that make him uniquely qualified to serve as the chairman of our board of directors.

Douglas A. Kessler will serve as our President and as a member of our board of directors. Mr. Kessler is also the President of our advisor and has served on the board of directors of Ashford Trust since January 2013 and as President of Ashford Trust since January 2009. Prior to being appointed President, Mr. Kessler served as Ashford Trust’s Chief Operating Officer and Head of Acquisitions beginning in May 2003. Mr. Kessler has spearheaded numerous key initiatives while at Ashford Trust and has been responsible for several billion dollars of capital transactions along with the growth of the company’s asset base to in excess of $4 billion. From July 2002 until August 2003, Mr. Kessler also served as the managing director/chief investment officer of Remington Hotel Corporation.

Prior to joining Remington Hotel Corporation in 2002, from 1993 to 2002, Mr. Kessler was employed at Goldman Sachs’ Whitehall Real Estate Funds, where he assisted in the management of more than $11 billion of real estate (including $6 billion of hospitality investments) involving over 20 operating partner platforms worldwide. During his nine years at Whitehall, Mr. Kessler served on the boards or executive committees of several lodging companies, including Westin Hotels and Resorts and Strategic Hotel Capital. Mr. Kessler has diverse real estate experience totaling nearly 30 years and is a member of Urban Land Institute’s Hotel Council and is a frequent speaker and panelist at lodging industry conferences including International Hotel Investment Forum, Americas Lodging Investment Summit and the NYU Lodging Conference. Mr. Kessler has a master’s degree in Business Administration and a Bachelor of Arts degree from Stanford University.

Mr. Kessler has 30 years’ experience in real estate acquisition, development, sales, finance, asset management, operating companies and fund raising, and he has been involved with the sale or acquisition of over $5 billion in real estate assets with public and private companies and has negotiated over $5 billion in real estate financings. Mr. Kessler’s service with Ashford Trust since its initial public offering, first as chief operating officer and currently as president, together with his prior experience in the real estate industry, allows him to bring a valuable perspective to our board that he is uniquely positioned to provide.

David A. Brooks will serve as our Chief Operating Officer, General Counsel and Secretary. He also serves in that capacity for our advisor and has served in that capacity for Ashford Trust since January 2009. Prior to assuming the role of Chief Operating Officer of Ashford Trust, he served as Chief Legal Officer, Head of Transactions and Secretary from August 2003 to January 2009. Prior to that, he served as Executive Vice President and General Counsel for Remington Hotel Corporation and Ashford Financial Corporation, an affiliate of Ashford Trust, from January 1992 until August 2003, where he co-led the formation of numerous investment partnerships, negotiated and closed approximately $1 billion in asset acquisitions and asset managed nearly $750 million dollars in non-performing hospitality loans. Prior to joining Remington Hotel Corporation, Mr. Brooks served as a partner with the law firm of Sheinfeld, Maley & Kay.

Mr. Brooks earned his Bachelor of Business Administration in Accounting from the University of North Texas in 1981, his Juris Doctorate from the University of Houston Law Center in 1984 and became licensed as a CPA in the State of Texas in 1984 (currently non-practicing status).

David J. Kimichik will serve as our Chief Financial Officer. Mr. Kimichik also serves as Chief Financial Officer for our advisor and has served as Chief Financial Officer of Ashford Trust since its inception in May 2003. In addition to his duties as Chief Financial Officer of Ashford Trust, he has held the position of Director of Asset Management at Ashford Trust where he was responsible for leading a team of asset managers in the daily supervision of Ashford Trust’s hotels and Ashford Trust’s annual capital improvement activities. Mr. Kimichik has been associated with the principals of Ashford Trust and its predecessor for the past 30 years and was President of Ashford Financial Corporation from 1992 until August 2003. Mr. Kimichik previously served as

Executive Vice President of Mariner Hotel Corporation, in which capacity he administered all corporate activities, including business development, financial management and operations. Mariner Hotel Corporation was a hotel developer and owner and at one time was Marriott Corporation’s largest Franchisor.

Mr. Kimichik holds a Bachelor of Science degree from the School of Hotel Administration at Cornell University.

Jeremy J. Welter will serve as our Executive Vice President, Asset Management. Mr. Welter also serves in that capacity for our advisor and has been employed by Ashford Trust since January 2011 and has served as Executive Vice President, Asset Management for Ashford Trust since March 2011 where he oversees a $4 billion portfolio of 122 hotels. From August 2005 until December 2010, Mr. Welter was employed by Remington Hotels, LP in various capacities, most recently serving as chief financial officer. He is a current member of Marriott’s Owner Advisory Council. From July 2000 through July 2005, Mr. Welter was an investment banker at Stephens, where he worked on mergers and acquisitions, public and private equity and debt, capital raises, company valuations, fairness opinions and recapitalizations. Before working at Stephens, Mr. Welter was part of Bank of America’s Global Corporate Investment Banking group. Mr. Welter is a speaker and panelist for various lodging investment and development conferences, including the NYU Lodging Conference.

Mr. Welter earned his Bachelor of Science in Business Administration in Economics from Oklahoma State University, where he served as student body president and graduated Summa Cum Laude.

Mark L. Nunneley will serve as our Chief Accounting Officer. Mr. Nunneley also serves as Chief Accounting Officer of our advisor and Ashford Trust. He has served as the Chief Accounting Officer of Ashford Trust since May 2003. From 1992 until 2003, Mr. Nunneley served as Chief Financial Officer of Remington Hotel Corporation. He previously served as a tax consultant at Arthur Andersen & Company and as a tax manager at Deloitte & Touche. Mr. Nunneley is a certified public accountant (CPA) in the State of Texas and is a member of the American Institute of Certified Public Accountants, Texas Society of CPAs and Dallas Chapter of CPAs.

Mr. Nunneley holds a Bachelor of Science degree in Business Administration from Pepperdine University and a Masters of Science in Accounting from the University of Houston.

Deric S. Eubanks will serve as our Senior Vice President-Finance. Mr. Eubanks also serves as Senior Vice President-Finance for our advisor and Ashford Trust. He has served as the Senior Vice President-Finance at Ashford Trust since September 2011. Mr. Eubanks will be responsible for assisting our Chief Executive Officer and Chief Financial Officer with all corporate finance and financial reporting initiatives and capital market activities including equity raises, debt financings, and loan modifications. He will also oversee Investor Relations and will be responsible for overseeing and executing our hedging strategies. Prior to his role as Senior Vice President-Finance at Ashford Trust, Mr. Eubanks was Vice President of Investments and was responsible for sourcing and underwriting hotel investments including direct equity investments, joint venture equity, preferred equity, mezzanine loans, first mortgages, B-notes, construction loans, and other debt securities for Ashford Trust. Mr. Eubanks has been with Ashford Trust since its initial public offering in August of 2003. Mr. Eubanks has written several articles for industry publications and is a frequent speaker at industry conferences and industry round tables. Before joining Ashford Trust, Mr. Eubanks was a Manager of Financial Analysis for ClubCorp, where he assisted in underwriting and analyzing investment opportunities in the golf and resort industries. Mr. Eubanks earned a BBA from Southern Methodist University and is a CFA charter holder. He is a member of the CFA Institute and the CFA Society of Dallas-Fort Worth.

J. Robison Hays III will serve as our Senior Vice President-Corporate Finance and Strategy. Mr. Hays also serves as the Senior Vice President-Corporate Finance and Strategy for our advisor and Ashford Trust. He has also served as Senior Vice President-Corporate Finance and Strategy for Ashford Trust since 2010 and has been with Ashford Trust since April 2005. Mr. Hays will be responsible for the formation and execution of our strategic initiatives, working closely with our Chief Executive Officer. He also oversees all financial analysis as it relates to the corporate model, including acquisitions, divestitures, refinancing’s, hedging, capital market transactions and major capital outlays. Prior to 2013, in addition to his other responsibilities, Mr. Hays was in charge of Ashford Trust’s investor relations group. Mr. Hays has been a frequent speaker at industry and Wall Street investor conferences around the globe.

Prior to joining Ashford Trust, Mr. Hays worked in the Corporate Development office of Dresser, Inc., a Dallas-based oil field service & manufacturing company, where he focused on mergers, acquisitions, and strategic direction. Before working at Dresser, Mr. Hays was a member of the Merrill Lynch Global Power & Energy Investment Banking Group based in Texas.

Corporate Governance—Board of Directors and Committees

Our business is managed by Ashford Advisor, subject to the oversight and direction of our board of directors, which has established investment guidelines for Ashford Advisor to follow in its day to day management of our business. Upon completion of the separation and distribution, a majority of our board of directors will be “independent,” with independence being defined in the manner established by our board of directors and in a manner consistent with listing standards established by the NYSE.

Upon completion of the separation and distribution, our board will establish an audit committee, a compensation committee and nominating/corporate governance committee and adopt charters for each of these committees. Each of these committees will be composed exclusively of independent directors, as defined by the listing standards of the NYSE. Moreover, the compensation committee will be composed exclusively of individuals intended to be, to the extent provided by Rule 16b-3 of the Exchange Act, non-employee directors and will, at such times as we are subject to Section 162(m) of the Code, qualify as outside directors for purposes of Section 162(m) of the Code.

Lead Independent Director

Pursuant to, our corporate governance guidelines, if the chairman of the board and chief executive officer are the same person, our board of directors will annually appoint an independent lead director. The lead director will preside at all meetings of the non-employee directors and will be responsible for advising the chief executive officer of decisions reached and suggestions made at these meetings. The lead director will have the following duties and responsibilities:

•	preside at all meetings of the board at which the chairman is not present and all executive sessions of the independent or non-employee directors;

•	advise the chairman and chief executive officer of decisions reached and suggestions made at meetings of independent directors/non-employee directors;

•	serve as liaison between the chairman and the independent directors;

•	approve information sent to the board;

•	approve meeting agendas for the board;

•	approve meeting schedules to assure that there is sufficient time for discussion of all agenda items;

•	authorize the retention of outside advisors and consultants who report directly to the board of directors;

•	authority to call meetings of the independent directors; and

•	if requested by major stockholders, ensure that he or she is available for consultation and direct communication.

Audit Committee

Our audit committee will be composed of three independent directors, Messrs.                     ,                      and                     . Mr.                      will serve as the chairperson of the audit committee and, along with Mr.                     , will satisfy the financial expert requirements set forth by the SEC. Each of the audit committee members will be “financially literate” under the rules of the NYSE. The audit committee assists the board in overseeing (i) our accounting and financial reporting processes; (ii) the integrity and audits of our financial statements; (iii) our compliance with legal and regulatory requirements; (iv) the qualifications and independence of our independent auditors; and (v) the performance of our internal and independent auditors. The audit committee also:

•	has sole authority to appoint or replace our independent auditors;

•	has sole authority to approve in advance all audit and non-audit engagement fees, scope and terms with our independent auditors;

•	monitors compliance of our employees with our standards of business conduct and conflict of interest policies; and

•	meets at least quarterly with our senior executive officers, internal audit staff and our independent auditors in separate executive sessions.

The specific functions and responsibilities of the audit committee are set forth in the audit committee charter.

Compensation Committee

Our compensation committee will be composed of three independent directors, Messrs. , and . Mr. will serve as the chairperson of the compensation committee. The principal functions of the compensation committee will be to:

•	evaluate the performance of our officers;

•	review and approve the officer compensation plans, policies and programs;

•	evaluate the performance of our advisor;

•	review the compensation and fees payable to our advisor under the advisory agreement;

•	prepare compensation committee reports; and

•	administer the 2013 Equity Incentive Plan and the Advisor Equity Incentive Plan.

The committee has the authority to retain and terminate any compensation consultant to be used to assist in the evaluation of officer compensation.

Nominating/Corporate Governance Committee

Our nominating/corporate governance committee will be composed of two independent directors, Messrs.                      and                     . Mr.                      will serve as the chairperson of the nominating/corporate governance committee. The nominating/corporate governance committee is responsible for seeking, considering and recommending to the board qualified candidates for election as directors and recommending a slate of nominees for election as directors at the annual meeting. The nominating/corporate governance committee will also periodically prepare and submit to the board for adoption the committee’s selection criteria for director nominees. It will review and make recommendations on matters involving general operation of the board and our corporate governance and will annually recommend to the board nominees for each committee of the board. In addition, the committee annually facilitates the assessment of the board of directors’ performance as a whole and of the individual directors and reports thereon to the board. The committee has the sole authority to retain and terminate any search firm to be used to identify director candidates.

Stockholders wishing to recommend director candidates for consideration by the committee can do so by writing to our secretary at our corporate headquarters in Dallas, Texas, giving the candidate’s name, biographical data and qualifications. The secretary will, in turn, deliver any stockholder recommendations for director candidates prepared in accordance with our bylaws to the nominating/corporate governance committee. Any such recommendation must be accompanied by a written statement from the individual of his or her consent to be named as a candidate and, if nominated and elected, to serve as director.

Compensation Committee Interlocks and Insider Participation

The members of the compensation committee of the board of directors will be independent directors. Upon completion of the separation and distribution, none of these directors, or any of our executive officers will serve as a member of a board of directors or any compensation committee of any entity that has one or more executive officers serving as a member of our board.

Director Compensation

Each of our non-employee directors who does not serve as the chairman of one of our committees will be paid a director’s fee of $         per year. Each non-employee director who serves as a committee chairman, other than our audit committee chairman, will be paid a director’s fee of          per year. The non-employee director who serves as our audit committee chairman will be paid a director’s fee of $         per year. Each director will also be paid of fee of $         for each board or committee meeting that he or she attends, except that the chairman of each committee will be paid a fee of $         for each committee meeting that he or she attends. Each non-employee director will also be paid a fee of $         for each telephone board or committee meeting that he or she attends. Officers receive no additional compensation for serving on the board. In addition, we will reimburse all directors for reasonable out-of-pocket expenses incurred in connection with their services on the board of directors.

Our 2013 Equity Incentive Plan provides for grants of stock to non-employee directors on and after the completion of the separation and distribution. As an inducement to the directors to agree to serve on our board, on the distribution date, each of our non-employee directors will receive restricted stock grants of                  shares of our common stock, which shares will fully vest 180 days from the date of issuance. Similarly, each non-employee director who is initially elected to our board of directors after the completion of the separation and distribution will receive stock grants of                  shares of our common stock on the date of such initial election. These restricted stock grants will be fully vested immediately.

On the date of the first meeting of the board of directors following each annual meeting of stockholders at which a non-employee director is re-elected to our board of directors, such non-employee director will receive additional stock grants of                  shares of our common stock. These stock grants will be fully vested immediately.

Executive Compensation

Because our advisory agreement provides that our advisor is responsible for managing our affairs, our executive officers, who are employees of our advisor, do not receive cash compensation from us for serving as our officers.

Except for certain equity grants pursuant to our 2013 Equity Incentive Plan, our advisor or one of its affiliates compensates each of our executive officers. We pay our advisor an advisory fee and our advisor uses the proceeds from the advisory fee in part to pay compensation to its personnel. We have adopted our 2013 Equity Incentive Plan to provide incentive compensation to our officers, our non employee directors, our advisor’s personnel and other service providers to encourage their efforts toward our continued success, long-term growth and profitability and to attract, reward and retain key personnel. See “—Equity Incentive Plans” for detailed description of our 2013 Equity Incentive Plan.

Code of Business Conduct and Ethics

Our code of business conduct and ethics applies to our officers and directors and to our advisor’s personnel when such individuals are acting for or on our behalf. Among other matters, our code of business conduct and ethics is designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in our public communications;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code.

Any waiver of the code of business conduct and ethics for our officers or directors may be made only by our Board or one of our Board committees and will be promptly disclosed if and to the extent required by law or stock exchange regulations.

Equity Incentive Plans

Prior to the completion of the separation and distribution, we will adopt two equity incentive plans: the 2013 Equity Incentive Plan and the Advisor Equity Incentive Plan. Our 2013 Equity Incentive Plan will provide for the grant of incentive awards to employees, consultants and non-employee directors of our company, our advisor or each of their respective affiliates, and our Advisor Equity Incentive Plan will provide for the grant of incentive awards to our advisor. The purpose of our equity incentive plans will be to encourage the persons subject to such plans and our advisor to (i) to acquire or increase their equity interests in our company to give an added incentive to work toward its growth and success, and (ii) to allow us to compete for services of the persons needed for the growth and success of our company and for the continued services of our advisor. The total number of shares that may be made subject to awards under our equity incentive plans will be equal to                  shares, which is the equivalent of         % of the issued and outstanding shares of our common stock, on a fully diluted basis, immediately following the separation and distribution. Both of our equity incentive plans will be administered by the compensation committee of our board of directors.

Material Terms of Our Equity Incentive Plans. Our equity incentive plans will authorize (i) the purchase of common stock for cash at a purchase price to be decided by the compensation committee, but not more than the fair market value per share of such common stock purchased on the date of such purchase, and (ii) the grant of:

•	nonqualified stock options to purchase common stock;

•	incentive options to purchase common stock;

•	unrestricted stock;

•	restricted stock;

•	phantom stock;

•	stock appreciation rights; and

•	other stock or performance-based awards, including LTIP units in our operating partnership.

Shares Subject to Our Equity Incentive Plans. We will reserve                  shares of common stock for issuance under our equity incentive plans, which is the equivalent of     % of the issued and outstanding shares of our common stock, on a fully diluted basis, immediately following the separation and distribution. In the event the outstanding shares of common stock are changed into or exchanged for a different number or kind of shares or other securities of the company by reason of a merger, consolidation, recapitalization, reclassification, stock split, stock dividend, combination of shares or the like, the aggregate number and class of securities available under our equity incentive plans will be ratably adjusted. In the event the number of shares to be delivered upon the exercise or payment of any award granted under the equity incentive plans is reduced for any reason whatsoever, including any optional forfeitures for the payment of taxes, or in the event any award granted under our equity incentive plans can no longer under any circumstances be exercised or paid, the number of shares no longer subject to such award will be released from such award and be available under the equity incentive plans for the grant of additional awards.

Eligibility. Under the 2013 Equity Incentive Plan, we may grant awards to the employees, consultants and non-employee directors of our company, our advisor or their affiliates. While we may grant incentive stock options only to employees of the company or its affiliates, we may grant nonqualified stock options, bonus stock, stock appreciation rights, stock awards and performance awards to any eligible participant. We have no employees, six executive officers, two non-executive officers and five non-employee directors, and our advisor has a total of approximately 78 employees, all of whom are eligible to participate in the 2013 Equity Incentive Plan. Under the Advisor Equity Incentive Plan, we may grant nonqualified stock options, bonus stock, stock appreciation rights, stock awards and performance awards to our advisor.

Administration. Our equity incentive plans will be administered by the compensation committee of our board of directors. With respect to any grant or award to any individual covered by Section 162(m) of the Code which is intended to be performance-based compensation, the compensation committee will consist solely of two or more “outside directors” as described in such Section 162(m) of the Code.

The compensation committee will select the participants who are granted any award, and employees, consultants and non-employee directors of our company, our advisor or each of their respective affiliates are eligible to receive awards under the 2013 Equity Incentive Plan and our advisor is eligible to receive awards under the Advisor Equity Incentive Plan, except that only employees are eligible to receive an award of an incentive stock option.

The compensation committee may condition any award upon the achievement of any one or more performance goals established solely on the basis of one or more of the following business criteria:

•	operating income;

•	return on net assets;

•	return on assets;

•	return on investment;

•	return on equity;

•	pretax earnings;

•	pretax earnings before interest, depreciation, and amortization;

•	pretax operating earnings after interest expense and before incentives, service fees, and extraordinary or special items;

•	total stockholder return;

•	earnings per share;

•	increase in revenues;

•	increase in cash flow;

•	increase in cash flow return;

•	economic value added;

•	gross margin;

•	net income; debt reduction; or

•	any of the above goals determined on an absolute or relative basis or as compared to the performance of a published or special peer index.

The performance goals may be measured before or after taking taxes, interest, depreciation, amortization, extraordinary expenses, and/or pension-related expense or income into consideration, will exclude unusual or infrequently occurring items, charges for restructurings, discontinued operations, extraordinary items and the cumulative effect of changes in accounting treatment and other items, and will be determined in accordance with GAAP (to the extent applicable).

The equity incentive plans provide for the grant of (i) options intended to qualify as incentive stock options under Section 422 of the Code and (ii) options that are not intended to so qualify. The principal difference between incentive stock options and other options is that a participant generally will not recognize ordinary income at the time an incentive stock option is granted or exercised, but rather at the time the participant disposes of the shares acquired under the incentive stock option. In contrast, the exercise of an option that is not an incentive stock option generally is a taxable event that requires the participant to recognize ordinary income equal to the difference between the shares’ fair market value and the option price. The employer will not be entitled to a federal income tax deduction with respect to incentive stock options except in the case of certain dispositions of shares acquired under the options. The employer may claim a federal income tax deduction on account of the exercise of an option that is not an incentive stock option equal to the amount of ordinary income recognized by the participant. Options may be exercised in accordance with requirements set by the compensation committee. The maximum period in which an option may be exercised will be fixed by the compensation committee but cannot exceed 10 years. Options generally will be nontransferable except in the event of the participant’s death, but the compensation committee may allow the transfer of options to members of the participant’s immediate family, a family trust or a family partnership.

Consistent with the terms of the equity incentive plans, the compensation committee will prescribe the terms of each award of any incentive stock option. No participant may be granted incentive stock options that are first exercisable in a calendar year for shares of common stock having a total fair market value (determined as of the option grant), exceeding $100,000. The exercise price for each incentive stock option cannot be less than each such option share’s fair market value on the date the incentive stock option is granted; provided that a grant of an incentive stock option to any employee who is a ten percent (10%) stockholder will have an exercise price of not less than 110% of such incentive stock option share’s fair market value on the date the incentive stock option is granted. No reload stock option (the right to receive a new option to purchase a share upon the exercise and payment of the exercise price for the original option) may be granted with respect to any incentive stock option. Incentive options must be exercised within three months after the optionee ceases to be an employee for any reason other than death or disability and within one year in the event of death or disability.

Consistent with the terms of the equity incentive plans, the compensation committee will prescribe the terms of each award of a nonqualified option. The option price for each nonqualified option cannot be less than each such option share’s fair market value on the date the nonqualified option is granted. The option price may be paid in cash, by surrendering common stock or through a cashless brokerage exercise.

Unless the compensation committee provides otherwise, all grants of restricted stock will be subject to vesting, meaning that we will have the right to repurchase the stock for the amount paid, if any, by the participant. Unless the compensation committee provides otherwise, this repurchase right will lapse (i.e., the shares will vest) with respect to one-third of the restricted stock on the first anniversary of the date of grant and on each of the following two anniversaries of the date of grant, provided the participant remains in our service or the service of our advisor, as applicable, as our advisor, or as an employee, consultant or non-employee director. Our compensation committee has the authority to shorten or lengthen the typical three-year vesting period. Any unvested shares will vest if we or our advisor terminate the participant’s service without cause, or the participant terminates his or her service to us or our advisor for good reason. In addition, any unvested shares will vest if the participant’s service is terminated for any reason within one year after a change in control or due to death or disability of the participant.

A stock appreciation right will be exercisable at such times and subject to such conditions as may be established by the compensation committee. The amount payable upon the exercise of a stock appreciation right may be settled in cash, by the issuance of common stock or a combination of cash and common stock. The initial or base value of a stock appreciation right cannot be less than the fair market value of the stock appreciation right on the grant date.

Consistent with the terms of our equity incentive plans, the compensation committee will establish the terms of awards of bonus stock, phantom stock, options, stock appreciation rights and other stock or performance-based awards, including LTIP units of our operating partnership. These awards may also be subject to vesting requirements as determined by the compensation committee, which may include completion of a period of service or attainment of performance objectives. Awards may also vest upon termination without cause or termination by the participant with good reason, termination in connection with a change in control, death, disability or such other events as the compensation committee shall determine.

Prohibition on Repricing. The compensation committee does not have the right to reprice, replace, regrant through a cancellation or otherwise modify or make a cash payment with respect to any outstanding share option or share appreciation right without first obtaining stockholder approval.

Amendment; Duration, Termination. The board of directors may amend or terminate our equity incentive plans at any time, but such amendment will not become effective without the approval of our stockholders if it increases the number of shares of common stock that may be issued under the equity incentive plans (other than changes to reflect certain corporate transactions and changes in capitalization) or otherwise materially revises the terms of the equity incentive plans. No amendment or termination of the equity incentive plans will affect a participant’s rights under outstanding awards without the participant’s consent. If not sooner terminated as described above, the equity incentive plans will terminate on the tenth anniversary of the date of approval by our stockholders, and no new awards may be granted after the termination date. Awards made before the termination of our equity incentive plans will continue in accordance with their terms.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Our Relationship with Ashford Trust and Ashford Advisor

We are currently a subsidiary of Ashford Trust, an NYSE-listed REIT. Ashford Trust created us to concentrate its ownership of certain of its higher RevPAR hotels in gateway markets. The following chart summarizes the key similarities and distinctions between us and Ashford Trust:

	Ashford Prime	Ashford Trust
Investment Focus	Full-service and select-service hotels anticipated to generate RevPAR at least twice the national average.	All segments of the hospitality industry, with RevPAR criteria outside the Ashford Prime investment focus.

Investment Type	Direct hotel investments and joint ventures.	Direct hotel investments, joint ventures and debt.

Geography	Domestic and international gateway markets and select resort locations.	National focus, including primary, secondary and tertiary markets.

Chain Scale	Upscale, upper-upscale and luxury.	Various chain scale segments.

Mix of Service	Full-service and select-service in urban markets.	Full-service and select-service.

Capital Structure/Leverage Policy	Conservative. Target < 5.0x net debt and preferred equity to EBITDA.	Opportunistic. Strategic use of debt designed to maximize returns.

Brand Strategy	Premium brands and high quality independent hotels.	Premium brands and high quality independent hotels.

Management	Ashford Advisor	Ashford Advisor

Because of our unique relationship with Ashford Trust, we may be able to pursue attractive portfolio opportunities jointly, giving us a distinct advantage when only portions of the portfolio satisfy our investment focus.

Currently, Ashford Trust owns     % of the outstanding common units of Ashford Trust OP, with the remaining     % of the common units of Ashford Trust OP being owned by other limited partners, including officers and directors of Ashford Trust. Pursuant to the separation and distribution agreement, Ashford Prime OP will distribute common units such that Ashford Trust OP will own 20% of Ashford Prime OP’s common units. The remaining 80% of Ashford Prime OP’s common units will be owned by Ashford Prime and other limited partners, including certain of our officers and directors and certain officers and directors of Ashford Trust, in the same relative proportions that Ashford Trust and such other limited partners own common units in Ashford Trust OP prior to the separation and distribution. Additionally, Ashford Trust will effect the distribution of 100% of the common stock of Ashford Prime to its current stockholders.

Beginning one year from the issuance date, the common units in our operating partnership will be redeemable by the holder for cash or, at our option, into shares of our common stock on a one-for-one basis. Accordingly, Ashford Trust OP’s initial ownership interest in our operating partnership will represent a 20% ownership interest in our outstanding common stock, on a fully-diluted basis, assuming all common units are redeemed and we elect to issue shares of our common stock in lieu of paying the redemption price. We will own approximately     % of the common units in our operating partnership, meaning investors who receive shares of our common stock in the distribution will own approximately     % of our outstanding common stock on a fully diluted basis. Ashford Trust OP’s 20% retained beneficial interest in our company will be in the form of common units, which generally will not convey voting power with respect to matters voted on by our stockholders.

We will not have any employees. All of the services which might be provided by employees will be provided to us pursuant to an advisory agreement with Ashford Advisor. The officers and employees of Ashford Advisor also are responsible for the internal management of Ashford Trust.

Separation and Distribution Agreement from Ashford Trust

Before our separation from Ashford Trust, we will enter into a separation and distribution agreement with Ashford Trust, Ashford Trust OP, Ashford TRS, on the one hand, and us, Ashford Prime OP and Ashford Prime TRS, on the other hand, to effect our separation from Ashford Trust and provide a framework for the relationship of the parties after the separation. The separation and distribution agreement will govern the relationship between the parties thereto subsequent to the completion of the separation plan and provide for the allocation between us and Ashford Trust of Ashford Trust’s assets, liabilities and obligations (including tax-related assets and liabilities) attributable to periods prior to the separation of Ashford Prime from Ashford Trust. The separation and distribution agreement will be filed as an exhibit to the registration statement on Form 10, of which this information statement is a part, and the summary below is qualified in its entirety by reference to the full text of the agreement, which will be incorporated by reference into this information statement.

The separation and distribution agreement will set forth our agreements with Ashford Trust regarding the principal transactions necessary to separate us from Ashford Trust. It also sets forth other agreements that govern certain aspects of our relationship with Ashford Trust after the completion of the separation plan. For purposes of the separation and distribution agreement: (i) the “Ashford Prime Group” means Ashford Prime and its subsidiaries and (ii) the “Ashford Trust Group” means Ashford Trust and its subsidiaries other than the Ashford Prime Group. The “Ashford Prime Group” and the “Ashford Trust Group,” together, are sometimes referred to herein as the “Groups,” and each a “Group.”

Transfer and Contribution of Assets and Assumption of Liabilities. The separation and distribution agreement will identify the assets and liabilities to be retained by, contributed by, transferred to, assumed by, accepted by, or assigned to, as the case may be, each of us, Ashford Prime OP and Ashford Prime TRS, Ashford Trust, Ashford Trust OP, and Ashford TRS as part of the proposed separation, and will describe when and how these transfers, contributions, assumptions and assignments will occur, although, many of the transfers, contributions, assumptions and assignments may have already occurred prior to the parties’ entering into the separation and distribution agreement.

In the separation and distribution agreement, Ashford Trust will agree to contribute to us all of the equity interests in the entities owning the initial hotel properties, and Ashford TRS will agree to transfer to Ashford Prime TRS all of the equity interests it holds in various taxable REIT subsidiaries that currently lease six of the eight initial hotel properties. Additionally, we, along with Ashford Prime OP, will agree to assume the obligations of Ashford Trust and Ashford Trust OP, respectively, arising under any and all guarantees in favor of lenders, managers or franchisors, relating to any debt or other contractual obligations of the entities owning the initial hotel properties or their respective subsidiaries. Except as otherwise to be provided in the separation and distribution agreement, the parties will each retain all of their respective other assets and liabilities.

Except as may expressly be set forth in the separation and distribution agreement or any ancillary agreement thereto, all assets will be transferred on an “as is,” “where is” basis without representation or warranty.

Information in this information statement with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities as set forth in the separation and distribution agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the separation and distribution agreement are, and following the separation may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the separation and distribution agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Further Assurances. Each party will, and will cause the other members of its Group to, use commercially reasonable efforts, to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, and to assist and cooperate with the other party in doing, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by the separation and distribution agreement and the ancillary agreements thereto and to carry out the intent and purposes of the separation and distribution agreement. In addition, neither party will, nor will either party allow its respective Group members to, without the prior consent of the other party, take any action which would reasonably be expected to prevent or materially impede, interfere with or delay any of the transactions contemplated by the separation and distribution agreement and the ancillary agreements thereto. Both parties will also use commercially reasonable efforts to cause third parties, such as lenders, joint venture partners, franchisors, insurers or trustees, to cooperate with the parties where such cooperation would be necessary in order for a party to fulfill its obligations under the separation and distribution agreement.

The Distribution. The separation and distribution agreement will also govern the rights and obligations of the parties regarding the proposed distribution. We will agree to distribute to Ashford Trust, as consideration for the contribution of assets, the number of shares of our common stock distributable in the distribution to effectuate the separation. In addition, Ashford Trust will agree to cause its agent to distribute to Ashford Trust stockholders that hold shares of Ashford Trust common stock as of the applicable record date all the shares of common stock of the company being separated from Ashford Trust.

Additionally, the separation and distribution agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by Ashford Trust in its sole discretion. For further information regarding our separation from Ashford Trust, see “Our Separation from Ashford Trust—Conditions to the distribution.”

Releases and Indemnification. Except as expressly provided for in the transfer of liabilities, the separation and distribution agreement will provide that we, Ashford Prime OP and Ashford Prime TRS, on the one hand, and Ashford Trust, Ashford Trust OP and Ashford TRS, on the other hand, will generally agree to release the members of the other parties’ respective Group from all liabilities existing or arising from acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed prior to or on the effective date of the distribution.

In addition, the separation and distribution agreement will provide that, except as otherwise provided for in other documents related to the separation, we will indemnify each member of the Ashford Trust Group and its affiliates (other than members of Ashford Prime Group) and each of their respective current or former directors, officers, agents and employees and their respective heirs, executors, administrators, successors and assigns against losses arising from:

•

any of our liabilities, including the failure of any member of the Ashford Prime Group or any other person to pay, perform or otherwise promptly discharge any of our liabilities in accordance with their respective terms;

•

any breach by any member of the Ashford Prime Group of any provision of the separation and distribution agreement or any ancillary agreement thereto, subject to any limitations of liability provisions and other provisions applicable to any such breach set forth therein; and

•

(i) the guaranty by Ashford Trust OP or Ashford Trust of any debt secured by any of the initial hotel properties, or any portion thereof, that continues after the distribution is completed or (ii) any guaranty of any management agreement or franchise matters related to any of the initial hotel properties that continues after the distribution is completed, and such indemnification obligation shall extend until all debt or management or franchise obligations associated with the continuing guarantees has been paid in full or Ashford Trust OP or Ashford Trust, as applicable, has been released from all such guarantees;

Ashford Trust shall indemnify us and our affiliates and representatives against losses arising from:

•

any of Ashford Trust’s liabilities, including the failure of any member of the Ashford Trust Group or any other person to pay, perform or otherwise promptly discharge any of such liabilities in accordance with their respective terms;

•

any member of the Ashford Trust Group of any provision of the separation and distribution agreement or any ancillary agreement thereto, subject to any limitations of liability provisions and other provisions applicable to any such breach set forth therein; and

•

(I) all taxes of the entities that directly or indirectly, wholly or jointly, own the initial hotel properties and certain taxable REIT subsidiaries and their respective subsidiaries for all tax periods ending on or before the effective date of the distribution, (II) with respect to any tax period including but not ending on the effective date of the distribution, all taxes of such entities attributable to the portion of such tax period that ends on and includes the effective date of the distribution, and (III) all taxes of any person imposed on such entities as a transferee or successor, by contract or pursuant to any law (including, but not limited to, Treasury Regulations Section 1.1502-6 and V.T.C.A., Tax Code, Chapter 171) with respect to obligations or relationships existing on or prior to the effective date of the distribution or by agreements entered into or transactions entered into on or prior to the effective date of the distribution.

Indemnification obligations shall generally be net of any insurance proceeds actually received by the indemnified person. The separation and distribution agreement will provide that we and Ashford Prime will waive any right to exemplary, punitive, special, indirect, consequential, remote or speculative damages provided that any such liabilities with respect to third party claims shall be considered direct damages. The separation and distribution agreement will also contain customary procedures relating to the receipt of any indemnification payments that may constitute non-qualifying REIT income.

Competition. Each of the parties to the separation and distribution agreement agrees that the advisory agreement and the right of first offer agreement shall include certain restrictive arrangements with respect to the range of business activities that may be conducted, or investments that may be made, by Ashford Trust and Ashford Prime following the distribution. Each of the parties will agree that, subject to the terms of the advisory agreement and the right of first offer agreement, the business activities of the Ashford Prime Group and the Ashford Trust Group may overlap or compete with the business of such other entity. Subject to the terms of the advisory agreement and the right of first offer agreement, each Group shall have the right to, and shall have no duty to abstain from exercising such right to, (i) engage or invest, directly or indirectly, in the same, similar or related business activities or lines of business as the other Group, (ii) make investments in the same or similar types of investments as the other Group, (iii) do business with any client, customer, vendor or lessor of any of the other Group or (iv) employ or otherwise engage any officer, director or employee of the other Group.

Certain Tax-Related Covenants. If we are treated as a successor to Ashford Trust under applicable U.S. federal income tax rules, and if Ashford Trust fails to qualify as a REIT, we could be prohibited from electing to be a REIT. Accordingly, Ashford Trust has (i) represented that it has no knowledge of any fact or circumstance that would cause us to fail to qualify as a REIT, (ii) covenanted to use commercially reasonable efforts to cooperate with us as necessary to enable us to qualify for taxation as a REIT and receive customary legal opinions concerning our qualification and status as a REIT, including by providing information and representations to us and our tax counsel with respect to the composition of Ashford Trust’s income and assets, the composition of its stockholders and its organization, operation, and qualification as a REIT; and (iii) covenanted to use its reasonable best efforts to maintain its REIT status for each of its taxable years ending on or before December 31, 2014, unless Ashford Trust obtains an opinion from a nationally recognized tax counsel or a private letter ruling from the IRS, on which Ashford Prime can rely, substantially to the effect that

Ashford Trust’s failure to maintain its REIT status will not prevent us from making a valid REIT election for any taxable year, or otherwise cause us to fail to qualify for taxation as a REIT for any taxable year, under the successor REIT rule referred to above. Additionally, in the separation and distribution agreement, we covenant to use our reasonable best efforts to qualify for taxation as a REIT for our taxable year ending December 31, 2013.

Insurance. After the effective date of the distribution, Ashford Trust shall maintain its currently existing insurance policies related to director and officer liability (the “Ashford Trust D&O Policies”). Prior to the effective date of the distribution, Ashford Trust and Ashford Prime shall use commercially reasonable efforts to obtain separate insurance policies for Ashford Prime on substantially similar terms as the Ashford Trust D&O Policies. Ashford Prime will be responsible for all premiums, costs and fees associated with any new insurance policies placed for the benefit of Ashford Prime, which, for the avoidance of doubt, shall exclude any premiums, costs and fees associated with any run-off insurance policy obtained by Ashford Trust in connection with the separation.

Dispute Resolution. In the event of any dispute arising out of the separation and distribution agreement, the parties, each having designated a representative for such purpose, will negotiate in good faith for 30 days to resolve the disputes between the parties. If the parties are unable to resolve any dispute in this manner within 30 days, the parties will be entitled to resolve any such disputes through binding arbitration.

Other Matters Governed by the Separation and Distribution Agreement. Other matters governed by the separation and distribution agreement include access to financial and other information, confidentiality, assignability and treatment of fractional shares.

Conditions Precedent. In order to consummate the separation and distribution, we will need to obtain the prior written approval of the transfer to Ashford Prime from the lenders on the following three loans: the loan encumbering the Marriott Plano, Marriott Seattle Waterfront and Renaissance Tampa, the loan encumbering Courtyard Seattle and Courtyard San Francisco Downtown, and the loan encumbering the Courtyard Philadelphia Downtown. Each of these loans has been securitized, and we have formally requested approval from the master servicer and/or special servicer for each loan. Approval by the servicers is pending but will remain subject to satisfaction of customary approval conditions, which will include approval of the transaction by the applicable rating agencies to the securitizations.

We also intend to obtain the written agreement of Marriott International and/or certain of its affiliates to permit Ashford Prime to become the substitute guarantor of each of the management agreements for the hotels managed by Marriott, as well as the written waiver of Marriott of its right of first negotiation to acquire the hotels in accordance with such management agreements. We have formally requested approval from Marriott and approval is pending, subject to customary closing conditions.

Finally, we intend to obtain the written agreement of Hilton Worldwide and/or certain of its affiliates to the assignment to Ashford Prime of the 75% direct and indirect partnership interests in Ashford HHC Partners III LP, the joint venture that owns two of the initial properties, and the waiver of Hilton’s right of first offer to acquire such partnership interests or the hotels managed by Hilton, in each case in accordance with the limited partnership agreement for Ashford HHC Partners III LP and the management agreements for the hotels managed by Hilton. We have formally requested approval from Hilton and approval is pending, subject to customary closing conditions.

Tax Indemnity. As part of the separation and distribution, Ashford Trust will contribute its indirect ownership in CHH, the parent of the TRS lessees for two of our initial properties, which we will elect to treat as a TRS. In September 2010, the IRS completed an audit of CHH for the tax year ended December 31, 2007. The IRS issued a notice of proposed adjustment that reduced the amount of rent Ashford Trust charged CHH. In connection with the TRS audit, the IRS also selected Ashford Trust for audit for the same tax year. In October

2011, the IRS issued an income tax adjustment to Ashford Trust as an alternative to the TRS proposed adjustment, based on the REIT 100% federal excise tax on Ashford Trust’s share of the amount by which the rent was held to be greater than the arm’s length rate. Written protests were filed with the IRS requesting an IRS Appeals Office review of the TRS and Ashford Trust cases simultaneously. The IRS granted the Appeals Office review and Ashford Trust’s representatives attended Appeals Office conferences. One or more additional conferences with the Appeals Office may be required to resolve these cases. If the IRS were to pursue the CHH case and prevail, CHH would owe approximately $1.1 million of additional U.S. federal income taxes plus possible additional state income taxes of $199,000, net of federal benefit. Alternatively, if the IRS were to pursue the Ashford Trust case and prevail, Ashford Trust would owe approximately $4.6 million of U.S. federal excise taxes. The excise taxes assessed on Ashford Trust would be in lieu of the CHH additional income taxes.

In June 2012, the IRS completed audits of CHH and Ashford Trust for the tax years ended December 31, 2008 and 2009. With respect to the 2009 tax year, the IRS has not proposed any adjustments to CHH or Ashford Trust. For the 2008 tax year, the IRS has issued notices of proposed adjustments for both Ashford Trust and CHH. The Ashford Trust adjustment is for $3.3 million of U.S. federal excise taxes and represents the amount by which the IRS asserts that the rent charged to the TRS was greater than the arms’ length rate pursuant to Code Section 482. The CHH adjustment is for $1.6 million of additional income which would equate to approximately $467,000 of additional U.S. federal income taxes and potential state income taxes of $83,000, net of federal benefit. The TRS adjustment represents the IRS’ imputation of compensation to the TRS for agreeing to be a party to the lessor entity’s bank loan agreement. A written protest was filed requesting an IRS Appeals Office review. The IRS has granted the Appeals Office review and has assigned the same Appeals team that is overseeing the 2007 cases to the 2008 cases. The initial Appeals Office conference for the 2008 cases is scheduled to occur in August 2013.

To the extent the ultimate resolution of the 2007 and 2008 cases results in additional tax owed by CHH and such ultimate resolution occurs after the separation and distribution, we, through our ownership of CHH, will bear the burden of those additional taxes. Consequently, as part of separation and distribution, Ashford Trust will agree to indemnify us and CHH for (i) any expenses incurred in connection in the audits and (ii) any additional taxes, interest or penalty incurred upon resolution of the audits and any tax liability incurred as a result of such indemnity payment. However, if Ashford Trust were to be unable to pay the amounts required under the indemnity for any reason, we, through our ownership of CHH, would bear the burden of the additional taxes, interest and penalties owed by CHH.

Option Agreements

We will enter into two option agreements with Ashford Trust pursuant to which we will have the option to acquire the Pier House Resort in Key West, Florida and the Crystal Gateway Marriott in Arlington Virginia. See “Certain Agreements—Option Agreement.”

Right of First Offer Agreement

Pursuant to a right of first offer agreement, we and Ashford Trust have agreed to grant to each other rights of first offer to purchase each other’s property that satisfies such offeror’s investment focus in the event that either party desires to sell its property to a non-affiliate third party. See “Certain Agreements—Right of First Offer Agreement.”

Registration Rights Agreement

We expect to enter into a registration rights agreement with Ashford Trust OP in connection with our issuance to it of share of common units in connection with the separation and distribution. See “Shares Eligible for Future Sale—Registration Rights.”

Our Relationship and Agreements with Remington

Remington currently performs all of the project management functions related to our initial hotels, and we intend to continue to utilize Remington for such services. Remington will provide these services to us pursuant to the terms set forth in the master management agreement that we will enter in connection with the separation and distribution. Additionally, Remington may, in the future, provide us with property management, project management and certain development services pursuant to the terms outlined in the mutual exclusivity agreement (as described below). Mr. Monty J. Bennett, our chief executive officer and the chairman of our board of directors, and his father Mr. Archie Bennett, Jr. own 100% of Remington. Accordingly they will benefit from the payment of property management, project management, development and other fees by us to Remington. Set forth below is a summary of each of the fees paid to Remington and affiliated entities, for our initial properties, for the year ended December 31, 2012.

Type of Fee	Calculation	Actual Amount for the Initial Properties for the Year Ended December 31, 2012
Project Management	4% of the total project costs associated with the implementation of the capital improvement budget until the total project costs equal 5% of gross revenues; then 3% of project costs for expenditures in excess of 5% of the gross revenue threshold	$392,695
Development	3% of total project costs associated with the development	0
Other(1)	Then-current market rates	547,663

Total		$940,358

(1)	Includes fees for purchasing, design and construction management.

Upon completion of the separation and distribution, we will enter into a mutual exclusivity agreement with Remington, pursuant to which we will have a first right of refusal to purchase any lodging-related investments identified by Remington and any of its affiliates that meet our investment criteria. Ashford Trust has a similar mutual exclusivity agreement with Remington but has agreed to subordinate its right with respect to any properties that satisfy our investment criteria such that any new investment opportunities that satisfy our investment guidelines will be presented to our board of directors, who will have up to 10 business days to accept any such opportunity prior to it being available to Ashford Trust. Our mutual exclusivity agreement with Remington also provides that Remington will provide property management, project management and development services for all future properties that we acquire to the extent we have the right or control the right to direct such matters, unless our independent directors either (i) unanimously vote not to hire Remington or (ii) based on special circumstances or past performance, by a majority vote elect not to engage Remington because they have determined, in their reasonable business judgment, that it would be in our best interest not to engage Remington or that another manager or developer could perform the duties materially better. Mr. Monty Bennett will benefit from the payment by us of management fees and project management fees to Remington pursuant to the master management agreement.

Conflicts of Interest

We are dependent on our advisor for our day-to-day management, and we do not have any independent officers or employees. Each of our executive officers and non-executive officers and two of our directors also serve as key employees and as officers of our advisor and Ashford Trust, and will continue to do so. Furthermore, Mr. Monty J. Bennett, our chief executive officer and chairman, is also the chief executive officer and a director of Ashford Trust. We did not conduct arm’s-length negotiations with respect to the terms and structuring of our agreements, resulting in the principals of Ashford Trust having the ability to influence the type and level of benefits that they and our other affiliates will receive. We have not obtained third-party appraisals of the properties to be contributed to us in the separation and distribution or fairness opinions in connection with the separation and distribution. Accordingly, our advisory agreement and other agreements with Ashford Trust, including fees and other amounts payable, may not be as favorable to us as if they had been negotiated on an arm’s-length basis with unaffiliated third parties. In addition, the ability of our advisor and its officers and personnel to engage in other business activities, including the management of Ashford Trust and other entities, may reduce the time our advisor and its officers and personnel spend managing us.

Our advisor is a subsidiary of Ashford Trust, a publicly-traded hotel REIT, with investment objectives that are similar to ours. Our advisory agreement requires our advisor to present investments that satisfy our investment guidelines to us before presenting them to Ashford Trust or any future client of our advisor. However, some portfolio investment opportunities may include hotels that satisfy our investment objectives as well as hotels that satisfy the investment objectives of Ashford Trust. If the portfolio cannot be equitably divided, our advisor will necessarily have to make a determination as to which entity will be presented with the opportunity. In such a circumstance, our advisory agreement requires our advisor to allocate portfolio investment opportunities between us and Ashford Trust in a fair and equitable manner, consistent with our and Ashford Trust’s investment objectives. In making this determination, our advisor, using substantial discretion, will consider the investment strategy and guidelines of each entity with respect to acquisition of properties, portfolio concentrations, tax consequences, regulatory restrictions, liquidity requirements, financing and other factors deemed appropriate. In making the allocation determination, our advisor has no obligation to make any such investment opportunity available to us. Further, Ashford Advisor and Ashford Trust have agreed that any new investment opportunities that satisfy our investment guidelines will be presented to our board of directors; however, our board will have only ten business days to make a determination with respect to such opportunity prior to it being available to Ashford Trust. The above mentioned dual responsibilities may create conflicts of interest for our officers which could result in decisions or allocations of investments that may benefit one entity more than the other.

Upon completion of the separation and distribution, we will enter into a master management agreement and a mutual exclusivity agreement with Remington. Because Mr. Monty J. Bennett, our chief executive officer and the chairman of our board of directors, is also the chief executive officer of Remington and together with his father Mr. Archie Bennett, Jr., beneficially own 100% of Remington, they will benefit from the fees paid to Remington under the master management agreement. The terms of the mutual exclusivity agreement limit our ability to engage other entities for property management, development, and other project management related services without the unanimous consent of our independent directors or, in certain circumstances, the majority vote of our independent directors. The initial term of the mutual exclusivity agreement is 10 years, with three seven-year and one four-year renewal options.

Pursuant to our mutual exclusivity agreement with Remington, Remington may pursue lodging investment opportunities that it refers to us and that we elect not to pursue. This may result in our chief executive officer and chairman, Mr. Monty J. Bennett, and Remington competing with us, while Remington is managing other hotels for us.

Mr. Monty J. Bennett is an owner and the chief executive officer of Remington and is an owner, the chief executive officer and a director of Ashford Trust. As a result, his duties to us as a director and officer may conflict with his duties to and pecuniary interest in Remington and Ashford Trust. Therefore, the negotiations and agreements between us, our wholly-owned subsidiaries or our operating partnership and these entities and their affiliates may not solely reflect the interests of our stockholders.

To mitigate any potential conflicts of interest, our initial board of directors is expected to consist of five independent directors, out of a total of seven directors. Furthermore, our charter requires that, at all times, a majority of our board of directors be independent directors and our corporate governance guidelines require that two-thirds of our board be independent directors at all times that we do not have an independent chairman. Also, our corporate governance policy provides that all decisions related to the right of first offer agreement with Ashford Trust; decisions related to the mutual exclusivity agreement or the master management agreement with Remington; decisions related to the advisory agreement with Ashford Advisor; and all decisions related to the enforcement of the separation and distribution agreement be approved by a majority of the independent directors. Our directors also are subject to provisions of Maryland law that address transactions between Maryland corporations and our directors or other entities in which our directors have a material financial interest. In addition, our charter, consistent with Maryland law, contains a requirement that any transaction or agreement involving us, our wholly-owned subsidiaries or our operating partnership and a director or officer or an affiliate of any director or officer will require the approval of a majority of disinterested directors. However, there can be no assurance that these policies always will be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might not fully reflect the interests of all of our stockholders.

POLICIES AND OBJECTIVES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our investment policies and our policies with respect to certain other activities, including financing matters and conflicts of interest. These policies may be amended or revised from time to time at the discretion of our board of directors without stockholder approval. Any change to any of these policies by our board of directors, however, would be made only after a thorough review and analysis of that change, in light of then-existing business and other circumstances, and then only if, in the exercise of its business judgment, our board of directors believes that it is advisable to do so in our and our stockholders’ best interests. We intend to disclose any changes in our investment policies in periodic reports that we file or furnish under the Exchange Act. We cannot assure you that our investment objectives will be attained.

Investments in Real Estate or Interests in Real Estate

We intend to conduct substantially all of our investment activities through our operating partnership and its subsidiaries. Our primary objective is to enhance stockholder value over time by generating strong risk-adjusted returns for our stockholders. We plan to invest principally in high RevPAR, full-service and urban select-service hotels located predominantly in domestic and international gateway markets. We target primarily premium-branded, select-service and full-service hotels that are consistent with our investment and growth strategies. For a discussion of our initial hotels and our acquisition and other strategic objectives, see “Our Business and Properties.”

We intend to engage in future investment activities in a manner that is consistent with the requirements applicable to REITs for federal income tax purposes. We primarily expect to pursue our investment objectives through the ownership by our operating partnership of hotels, but we may also make equity investments in other entities, including joint ventures that own hotels. Our advisor will identify and negotiate acquisition and other investment opportunities, subject to the approval by our board of directors. For information concerning the investing experience of these individuals, see “Management.”

We may enter into joint ventures from time to time, if we determine that doing so would be the most cost-effective and efficient means of raising capital. Equity investments may be subject to existing mortgage financing and other indebtedness or such financing or indebtedness may be incurred in connection with acquiring investments. Any such financing or indebtedness will have priority over our equity interest in such property. Investments are also subject to our policy not to be treated as an investment company under the Investment Company Act.

We do not have a specific policy to acquire assets primarily for capital gain or primarily for income. From time to time, we may make investments in pursuit of our business and growth strategies that do not provide current cash flow. We believe investments that do not generate current cash flow may be, in certain instances, consistent with enhancing stockholder value over time.

We do not have any specific policy as to the amount or percentage of our assets which will be invested in any specific asset, other than the tax rules applicable to REITs. Additionally, no limits have been set on the concentration of investments in any one geographic location, hotel type or franchise brand. We currently anticipate that our real estate investments will continue to be concentrated in premium-branded, select-service and full-service hotels. We anticipate that our real estate investments will continue to be located predominantly in domestic gateway markets.

Investments in Real Estate Mortgages

We have no current intention of investing in loans secured by properties or making loans to persons other than in connection with the acquisition of mortgage loans through which we expect to achieve equity ownership of the underlying property in the near-term.

Investments in Securities or Interests in Entities Primarily Engaged in Real Estate Activities and Investments in Other Securities

Subject to the gross income and asset requirements required to qualify as a REIT, we may invest in securities of entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. We do not currently have any policy limiting the types of entities in which we may invest or the proportion of assets to be so invested, whether through acquisition of an entity’s shares of common stock, limited liability or partnership interests, interests in another REIT or entry into a joint venture. However, we do not presently intend to invest in these types of securities.

We have no current intention to underwrite securities of other issuers.

Purchase and Sale of Investments

We expect to invest in hotels primarily for generation of current income and long-term capital appreciation. Although we do not currently intend to sell any hotels, subject to REIT qualification and prohibited transaction rules under the Code, we may deliberately and strategically dispose of assets in the future and redeploy funds into new acquisitions and redevelopment, renovation and expansion opportunities that align with our investment and growth strategies.

Lending and Borrowing Policies

Subject to the applicable law and the requirements for listed companies on the NYSE, we do not expect to engage in any significant lending in the future. However, we do not have a policy limiting our ability to make loans to other persons, although our ability to do so may be limited by applicable law, such as the Sarbanes-Oxley Act of 2002. Subject to tax rules applicable to REITs, we may make loans to unaffiliated third parties. For example, we may consider offering purchase money financing in connection with the disposition of assets in instances where the provision of that financing would increase the value to be received by us for the asset sold. We may choose to guarantee debt of certain joint ventures with third parties. Consideration for those guarantees may include, but is not limited to, fees, long-term management contracts, options to acquire additional ownership interests and promoted equity positions. Our board of directors may, in the future, adopt a formal lending policy without notice to or consent of our stockholders.

We do not have any current limitations on our borrowing, but we intend to target a net debt and preferred equity-to-EBITDA ratio of 5.0x or less. See “Our Business and Properties—Our Financing Strategy”.

Issuance of Additional Securities

Subject to applicable law and the requirements for listed companies on the NYSE, if our board of directors determines that obtaining additional capital would be advantageous to us, we may, without stockholder approval, issue debt or equity securities, including causing our operating partnership to issue additional operating partnership units, retain earnings (subject to the REIT distribution requirements for federal income tax purposes) or pursue a combination of these methods. As long as our operating partnership is in existence, the proceeds of all equity capital raised by us will be contributed to our operating partnership in exchange for additional common or preferred units, which will dilute the ownership interests of any other limited partners.

We may offer our shares of our common stock, common or preferred units in our operating partnership, or other debt or equity securities in exchange for cash, real estate assets or other investment targets, and to repurchase or otherwise re-acquire shares of our common stock, common or preferred units in our operating partnership or other debt or equity securities. We may issue preferred stock from time to time, in one or more classes or series, as authorized by our board of directors without the need for stockholder approval. We have not adopted a specific policy governing the issuance of senior securities at this time.

We may, under certain circumstances, purchase shares of common or preferred stock in the open market or in private transactions with our stockholders, if those purchases are approved by our board of directors. After the completion of the separation and distribution, our board of directors has no present intention of causing us to repurchase any shares, and any action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualifying as a REIT.

In the future, we may institute a dividend reinvestment plan, which would allow our stockholders to acquire additional shares of common stock by automatically reinvesting their cash dividends. Shares would be acquired pursuant to the plan at a price equal to the then prevailing market price, without payment of brokerage commissions or service charges. Stockholders who do not participate in the plan will continue to receive cash dividends as declared.

Reporting Policies

We intend to make available to our stockholders audited annual financial statements and annual reports. Upon completion of the separation and distribution, we will become subject to the information reporting requirements of the Exchange Act, pursuant to which we will file periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

Conflict of Interest Policies

Relationship with Our Operating Partnership

Conflicts of interest could arise in the future as a result of the relationships between us, on the one hand, and our operating partnership or any limited partner thereof (including Ashford Trust OP), on the other. Our directors and officers have duties to our company and our stockholders under applicable Maryland law in connection with their management of our company. At the same time, we, as general partner, have fiduciary duties and obligations to our operating partnership and to its limited partners under Delaware law and the partnership agreement of our operating partnership in connection with the management of our operating partnership. Our duties as general partner to our operating partnership and its partners may come into conflict with the duties of our directors and officers to our company and our stockholders.

Unless otherwise provided for in the relevant partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of good faith, fairness and loyalty and which generally prohibit such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest.

The partnership agreement of our operating partnership provides that the provisions limiting our liability, as the general partner, to our operating partnership and the limited partners act as an express limitation of any fiduciary or other duties that we would otherwise owe our operating partnership and the limited partners. The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be modified by a partnership agreement have not been resolved in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the partnership agreement that purport to waive or restrict our fiduciary duties that would be in effect under common law were it not for the partnership agreement.

The partnership agreement of our operating partnership expressly limits our liability by providing that neither we, as the general partner of our operating partnership, nor any of our directors or officers, will be liable or accountable in damages to our operating partnership, the limited partners or assignees for errors in judgment, mistakes of fact or law or for any act or omission if we, or such director or officer, acted in good faith. In addition, our operating partnership is required to indemnify us, and our officers, directors, employees, agents and designees to the fullest extent permitted by applicable law from and against any and all claims arising from operations of our operating partnership, unless it is established that (1) the act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (2) the indemnified party actually received an improper personal benefit in money, property or services or (3) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful.

Policies Applicable to All Directors and Officers

We will be subject to certain conflicts of interest resulting from our relationship with Remington and Ashford Advisor. Remington is ultimately owned by Mr. Monty J. Bennett, our Chief Executive Officer and chairman of our board of directors, and his father Archie Bennett, Jr. In addition to their ownership interest in Remington, Mr. Monty Bennett is the Chief Executive Officer and a director of Remington, and his father Mr. Archie Bennett, Jr., is the chairman of Remington’s board of directors. Additionally, Mr. Monty Bennett is the Chief Executive Officer and Chairman of the Board of Ashford Advisor, our advisor. We intend to enter into numerous transactions with Remington and Ashford Advisor, including the following:

•	Ashford Advisor will handle all of our day-to-day operations pursuant to the terms of the advisory agreement.

•

Subject to certain conditions, we will enter into an agreement pursuant to which we will have a right of first offer with respect to properties belonging to Ashford Trust that satisfy our investment guidelines, to the extent that Ashford Trust controls the disposition of such assets, and Ashford Trust will have a similar right with respect to our assets.

•

Subject to the right of our independent directors to hire a third-party manager under certain circumstances, we will engage Remington as the property manager for any future hotel properties that we may acquire that are unencumbered by management agreements.

•	Subject to certain limited exceptions, we will have the right of first refusal to purchase any investments identified by Remington that satisfy our investment criteria.

•

Subject to the right of our independent directors to hire a third-party manager under certain circumstances, we will hire Remington, on a fee basis, for any future development of new properties and for providing project management and other services.

•

Remington may from time to time provide other services on the hotels it manages for a fee, subject to the determination by a majority of our independent directors that the fees charged by Remington are not comparable to then-current market rates for such services.

Please refer to the more detailed description of our agreements with Remington and Ashford Advisor contained in “Certain Agreements”.

Because we could be subject to various conflicts of interest arising from our relationship with Remington, Ashford Advisor and other parties, to mitigate any potential conflicts of interest, our initial board of directors is expected to consist of five independent directors, out of a total of seven. Furthermore, our charter requires that, at all times, a majority of our board of directors be independent directors and our corporate governance guidelines require that two-thirds of our board be independent directors at all times that we do not have an independent chairman. The charter requirement that a majority of our board be independent directors may not be amended, altered, changed or repealed without the affirmative vote of at least a majority of the independent directors on our board of directors and the affirmative vote of the holders of at least two-thirds of our then outstanding common stock. Also, our corporate governance policy provides that all decisions related to the right of first offer agreement with Ashford Trust; decisions related to the mutual exclusivity agreement or the master management agreement with Remington; decisions related to the advisory agreement with Ashford Advisor; and all decisions related to the enforcement of the separation and distribution agreement be approved by a majority of the independent directors. In addition, our directors also are subject to provisions of Maryland law that address transactions between Maryland corporations and our directors or other entities in which our directors have a material financial interest.

In addition, our charter, consistent with Maryland law, contains a requirement that any transaction or agreement involving us, our wholly-owned subsidiaries or our operating partnership and a director or officer or an affiliate of any director or officer will require the approval of a majority of disinterested directors. However, there can be no assurance that these policies always will be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might not fully reflect the interests of all of our stockholders.

Our charter contains a requirement that any transaction or agreement involving us, our wholly-owned subsidiaries or our operating partnership and a director or officer or an affiliate of any director or officer will require the approval of a majority of the disinterested directors. Additionally, our board of directors has adopted a policy that requires all management decisions related to the master management agreement with Remington, all management decisions related to the advisory agreement with Ashford Advisor and all decisions with respect to enforcement of the contribution or sale agreements related to the initial properties to be approved by a majority of the independent directors, except as specifically provided otherwise in such agreements.

The MGCL provides that a contract or other transaction between a corporation and any of that corporation’s directors and any other entity in which that director is also a director or has a material financial interest is not void or voidable solely on the grounds of the common directorship or interest, the fact that the director was present at the meeting at which the contract or transaction is approved or the fact that the director’s vote was counted in favor of the contract or transaction, if:

•

the fact of the common directorship or interest is disclosed to the board or a committee of the board, and the board or that committee authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even if the disinterested directors constitute less than a quorum;

•

the fact of the common directorship or interest is disclosed to stockholders entitled to vote on the contract or transaction, and the contract or transaction is approved by a majority of the votes cast by the stockholders entitled to vote on the matter, other than votes of shares owned of record or beneficially by the interested director, corporation, firm or other entity; or

•	the contract or transaction is fair and reasonable to the corporation.

We cannot assure you that our rights under the mutual exclusivity agreement, the right of first offer agreement, our conflicts of interest policies or code of ethics or the MGCL will successfully eliminate conflicts of interest.

STRUCTURE AND FORMATION OF OUR COMPANY

Structure

We are a newly-formed, externally-advised Maryland corporation that intends to qualify as a REIT. We are structured as an umbrella partnership REIT, commonly referred to as an UPREIT, in which our hotels are indirectly owned by our operating partnership through limited partnerships, limited liability companies or other subsidiaries. Ashford Prime OP General Partner LLC is our wholly-owned subsidiary that serves as the sole general partner of our operating partnership and, upon completion of the separation and distribution, we will own, indirectly through Ashford Prime OP Limited Partner LLC, another wholly-owned subsidiary, approximately     % of the common units in our operating partnership. In the future, we may issue additional common units from time to time in connection with acquisitions of hotels or for financing, compensation or other reasons.

In order for the income from our hotel operations to constitute “rents from real property” for purposes of the gross income tests required for REIT qualification, we cannot directly or indirectly operate any of our hotels. Accordingly, we lease each of our initial hotels, and intend to lease any hotels we acquire in the future, to subsidiaries of our TRS lessees, and our TRS lessees have engaged, or will engage, third-party hotel management companies to manage our initial hotels, and any hotels we acquire in the future, on market terms. Our TRS lessees pay rent to us that we treat as “rents from real property,” provided that the third-party hotel management companies engaged by our TRS lessees to manage our hotels are deemed to be “eligible independent contractors” and certain other requirements are met. Our TRSs are subject to U.S. federal, state and local income taxes applicable to corporations.

Formation Transactions

Prior to or concurrently with the separation and distribution, we will engage in certain formation transactions, which are designed to consolidate the ownership of a portfolio of interests in eight properties currently owned by Ashford Trust into our operating partnership, provide for our external management, facilitate the separation and distribution, provide us with our initial capital and enable us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2013.

In connection with our formation transactions, the following transactions have occurred or will occur concurrently with or prior to completion of the separation and distribution:

•	Ashford Hospitality Prime, Inc. was formed as a Maryland corporation on April 5, 2013 as a wholly-owned subsidiary of Ashford TRS.

•	Our operating partnership, Ashford Hospitality Prime Limited Partnership, was formed as a Delaware limited partnership on April 5, 2013.

•	Ashford Prime OP General Partner LLC, the general partner of our operating partnership and a wholly-owned subsidiary of ours, was formed as a Delaware limited liability company on April 5, 2013.

•	Ashford Prime OP Limited Partner LLC, a limited partner of our operating partnership and a wholly-owned subsidiary of ours, was formed as a Delaware limited liability company on April 5, 2013.

•	Pursuant to the terms of the separation and distribution agreement:

–

We will receive a contribution of direct and indirect interests in a portfolio of eight hotel properties, including the working capital associated with such properties, owned by Ashford Trust OP and certain of its subsidiaries plus $         million in exchange for common units of our operating partnership and              shares of our common stock. The common units of our operating partnership issued to Ashford Trust OP will be distributed to Ashford Trust OP’s limited partners, including Ashford Trust. Our common stock will be distributed to Ashford Trust’s

stockholders. As a result of the contribution and distribution transactions, we will own     % of the common units of our operating partnership, Ashford Trust OP will own 20% of the common units of our operating partnership and other limited partners of Ashford Trust OP, including certain of our directors and officers and certain directors and officers of Ashford Trust, will own the remaining     % of the common units of our operating partnership.

–

Ashford Prime TRS, a wholly-owned subsidiary of our operating partnership, will purchase, for a cash payment of $3.0 million, direct or indirect interests in the three taxable REIT subsidiaries that currently lease six of the eight initial properties. The two taxable REIT subsidiaries that currently lease the two initial properties held in a joint venture will remain subsidiaries of the joint venture, but Ashford Trust’s equity interest in the joint venture will be contributed to our operating partnership.

–

In connection with the contribution of Ashford Trust’s interests in the eight initial hotel properties, we will assume property-level mortgage debt which had an outstanding principal balance on March 31, 2013 of approximately $627.7 million. Ashford Trust may maintain certain limited guarantees for the benefit of the applicable lenders on this indebtedness. We will agree to indemnify Ashford Trust to the extent it realizes any losses or is required to make any payments with respect to such guarantees.

–	Ashford Trust will distribute 100% of our common stock to its stockholders as a taxable pro rata special distribution.

•	We will enter into an advisory agreement with Ashford Advisor.

•	Our operating partnership expects to enter into a revolving credit facility concurrently with the separation and distribution.

•

We will enter into a separation and distribution agreement, two separate option agreements to acquire specific properties, a right of first offer agreement and a registration rights agreement with Ashford Trust and certain of its subsidiaries. We will also enter into a mutual exclusivity agreement with Remington and Mr. Monty J. Bennett, our chief executive officer and chairman, and a Master Management Agreement with Remington. See “Certain Relationships and Related Person Transactions.”

Upon completion of the separation and distribution:

•

We will be the sole managing member of Ashford Prime OP General Partner LLC, which is the sole general partner of our operating partnership. We will own approximately     % of the outstanding common units of our operating partnership, meaning that our stockholders will own approximately     % of our common stock on a fully-diluted basis.

•

Ashford Trust OP will own 20% of the outstanding common units of our operating partnership, which, if redeemed for shares of our common stock, would represent 20% of our outstanding common stock assuming all common units are redeemed for shares of our common stock.

•

We expect to have property-level consolidated indebtedness that as of March 31, 2013 had an outstanding principal balance of approximately $627.7 million. Additionally, we expect to have the ability to incur an additional $         million of indebtedness under our anticipated revolving credit facility.

•	In general, we intend to own our properties and conduct substantially all of our business through our operating partnership and its subsidiaries, including Ashford Prime TRS.

•

Each of our initial eight properties will be held in a separate partnership. Six of these partnerships will be wholly-owned subsidiaries of Ashford Prime OP and two will be held in a joint venture structure in which Ashford Prime OP will own a 75% interest and will control the general partner.

Our Structure

The following diagram depicts our ownership structure upon completion of the separation and distribution.

*	The total number of shares of Ashford Trust’s common stock and Ashford Prime’s common stock outstanding used in calculating the ownership percentages assumes that all operating partnership units including those held by each of the officers and directors of Ashford Trust and Ashford Prime, respectively, including LTIP units, have been converted into common stock.

As shown in the chart above, we own two of our properties in a joint venture structure. We have a 75% ownership interest in this joint venture and serve as the general partner; however, all major decisions related to these properties, including decisions related to selling or refinancing the hotels, are subject to the written approval of our joint venture partner. We also have the benefit of a preferred distribution in an amount equal to an 11% annual return on our unreturned ordinary capital.

Accounting Treatment of our Formation Transactions

We will account for the contribution of direct and indirect interests in a portfolio of eight hotel properties, including the working capital associated with such properties, owned by Ashford Trust and certain of its subsidiaries and $         million contributed by Ashford Trust and certain of its subsidiaries in exchange for common units of the Ashford Prime operating partnership and shares of Ashford Prime common stock as a spin-off in accordance with the Subtopic 505-60, Spinoffs and Reverse Spinoffs.

Based on the guidance in paragraph 2 of 505-60-15, the guidance is applicable to all transactions involving the distribution of nonmonetary assets that constitute a business. A business is defined as “an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. The assets being contributed are eight hotel properties and related management agreements that constitute inputs and processes applied to those inputs that have the ability to create outputs and therefore meets the definition of a business.

Paragraph 2 of Subtopic 505-60-25 states that the accounting for the distribution of nonmonetary assets to owners of an entity in a spinoff is based on the recorded amount (after reduction, if appropriate, for an indicated impairment of value) if the nonmonetary assets being distributed constitutes a business. Therefore, since the hotel portfolio being distributed constitutes a business, Ashford Prime will record the distribution of the portfolio of eight hotel properties, including the working capital associated with such properties, and $         million at the carrying value of the applicable assets based on Ashford Trust’s carrying value.

In return for the contribution of direct and indirect interests in a portfolio of eight hotel properties, including the working capital associated with such properties, owned by Ashford Trust and certain of its subsidiaries and $         million contributed by Ashford Trust and certain of its subsidiaries, Ashford Trust will receive          partnership units equal to 20% of the outstanding units of Ashford Prime OP, which represents the interest Ashford Trust is retaining in the transaction.

We will account for the purchase of the TRS subsidiaries as a business combination based on the guidance in Topic 805, Business Combinations. Ashford Prime is acquiring three TRS subsidiaries of Ashford Trust OP, which hold the leases to the six hotel properties contributed to Ashford Prime. These subsidiaries operate the hotel properties. As such, the subsidiaries meet the definition of a business as defined in Topic 805 as the TRS subsidiaries are the entities that operate the hotels. As such, they contain inputs and processes applied to those inputs that have the ability to create outputs, which meets the definition of a business. The consideration given in exchange for the TRS subsidiaries will be cash based on the fair value of the subsidiaries, which will be allocated to the assets acquired and liabilities assumed.

PRINCIPAL STOCKHOLDERS

As of the date hereof, all of the outstanding shares of our common stock are owned by Ashford Trust TRS, a wholly-owned subsidiary of Ashford Trust. After the distribution, neither Ashford Trust TRS nor Ashford Trust will own any of our common stock. The following table sets forth certain information regarding the ownership of our common stock, assuming completion of the separation and distribution, by (1) each person who beneficially owns, directly or indirectly, more than 5% of our common stock, (2) each of our directors, director nominees and executive officers and (3) all of our directors, director nominees and executive officers as a group. In accordance with SEC rules, each listed person’s beneficial ownership includes: (1) all shares the person actually owns beneficially or of record; (2) all shares over which the person has or shares voting or dispositive control (such as in the capacity of a general partner of an investment fund); and (3) all shares the person has the right to acquire within 60 days. Unless otherwise indicated, each person or entity named below has sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by such person or entity. We based the share amounts on each person’s beneficial ownership of Ashford Trust common stock as of                     , 2013, unless we indicate some other basis for the share amounts, and assuming a distribution ratio of one share of our common stock for every                  share(s) of Ashford Trust common stock.

To the extent our directors and officers own Ashford Trust common stock at the time of the separation, they will participate in the distribution on the same terms as other holders of Ashford Trust common stock. Except as otherwise noted in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities.

Following the separation and distribution, we will have outstanding an aggregate of                  shares of common stock based upon                  shares of Ashford Trust common stock outstanding on                     , 2013, applying the distribution ratio of one share of our common stock for every                  share of Ashford Trust common stock held as of the record date.

Except as indicated in the footnotes to the table below, the business address of the stockholders listed below is the address of our principal executive office, 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Ashford Hospitality Limited Partnership
Monty J. Bennett
Douglas A. Kessler
David A. Brooks
David J. Kimichik
Jeremy J. Welter
Mark L. Nunneley
Director nominee
Director nominee
Director nominee
Director nominee
Director nominee
All directors, director nominees and executive officers as a group (11 persons)

(1)

Ownership includes common units to be issued in connection with the separation and distribution. Beginning one year from the issuance date, such common units issued are redeemable by the holder for cash or, at our option, shares of our common stock on a one-for-one basis. Assumes that all common units of our operating partnership held by such person or group of persons are redeemed for common stock (regardless of when such units are redeemable).

(2)

In computing the percentage ownership of a person or group, we have assumed that the common units held by that person or the persons in the group have been redeemed for shares of common stock and that those shares are outstanding but that no common units held by other persons are redeemed for shares of common stock.

DESCRIPTION OF OUR CAPITAL STOCK

General

We were formed under the laws of the State of Maryland. Rights of our stockholders are governed by the MGCL, our charter and our bylaws. The following is a summary of the material provisions of our capital stock. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this information statement is a part. See “Where You Can Find Additional Information.”

Authorized Stock

Our charter provides that we may issue up to                  million shares of common stock, par value $.01 per share, and                  million shares of preferred stock, par value $.01 per share. Our board of directors, without any action by our stockholders, may amend our charter to increase or decrease the aggregate number of shares of our common stock or the number of shares of our stock of any class or series. Upon completion of the separation and distribution, we expect to have                  shares of our common stock outstanding on a fully diluted basis. No shares of our preferred stock will be outstanding upon the completion of the separation and distribution.

Common Stock

All shares of our common stock covered by this information statement will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other class or series of stock and to the provisions of the charter regarding the restrictions on transfer of stock, holders of shares of our common stock are entitled to receive dividends on such stock when, as and if authorized by our board of directors out of funds legally available therefor and declared by us and to share ratably in the assets of our company legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of our company, including the preferential rights on dissolution of any class or classes of preferred stock.

Subject to the provisions of our charter regarding the restrictions on transfer of stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of our board of directors, which means that the holders of a plurality of the outstanding shares of our common stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

Holders of shares of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of our company. Subject to the provisions of the charter regarding the restrictions on transfer of stock, shares of our common stock will have equal dividend, liquidation and other rights.

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, consolidate, transfer all or substantially all of its assets, engage in a statutory share exchange or engage in similar transactions outside the ordinary course of business unless declared advisable by the board of directors and approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides for the affirmative vote of stockholders holding at least a majority of the shares entitled to be cast to approve each of these matters. Maryland law permits a corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by the corporation. Because operating assets may be held by a corporation’s subsidiaries, as in our situation, this may mean that a subsidiary of a corporation can transfer all of its assets without a vote of the corporation’s stockholders.

Our charter authorizes our board of directors to reclassify any unissued shares of our common stock into other classes or series of classes of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series.

Preferred Stock

Our charter authorizes our board of directors to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of any series. Prior to issuance of shares of each series, our board of directors is required by the MGCL and our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such series. Thus, our board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that stockholders believe may be in their best interests.

Power to Increase Authorized Stock and Issue Additional Shares of Our Common Stock and Preferred Stock

We believe that the power of our board of directors, without stockholder approval, to amend our charter to increase the aggregate number of shares of our authorized stock or the number of shares of stock of any class or series, issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to issue such classified or reclassified shares of stock provides us with flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the common stock, will be available for issuance without further action by our stockholders, unless stockholder consent is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not currently intend to do so, it could authorize us to issue an additional class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company, even if such transaction or change of control involves a premium price for our stockholders or stockholders believe that such transaction or change of control may be in their best interests.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, not more than 50% of the value of the outstanding shares of our stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made by us). In addition, if we, or one or more owners (actually or constructively) of 10% or more of us, actually or constructively owns 10% or more of a tenant of ours (or a tenant of any partnership in which we are a partner), other than a TRS, the rent received by us (either directly or through any such partnership) from such tenant will not be qualifying income for purposes of the REIT gross income tests of the Code. Our stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be a REIT has been made by us).

Our charter contains restrictions on the ownership and transfer of our capital stock that are intended to assist us in complying with these requirements and continuing to qualify as a REIT. The relevant sections of our charter provide that, subject to the exceptions described below, no person or persons acting as a group may own, or be deemed to own by virtue of the attribution provisions of the Code, more than (i) 9.8% of the lesser of the total number or value of the outstanding shares of our common stock or (ii) 9.8% of the lesser of the total number or value of the outstanding shares of any class or series of our preferred stock or any other stock of our company. We refer to this restriction as the “ownership limit.”

The ownership attribution rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our common stock (or the acquisition of an interest in an entity that owns, actually or constructively, our common stock) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of our outstanding common stock and thereby subject the common stock to the ownership limit.

Our board of directors may, in its sole discretion, waive the ownership limit with respect to one or more stockholders who would not be treated as “individuals” for purposes of the Code if it determines that such ownership will not cause any “individual’s” beneficial ownership of shares of our capital stock to violate the ownership limit and that any exemption from the ownership limit will not jeopardize our status as a REIT (for example, by causing any tenant of ours to be considered a “related party tenant” for purposes of the REIT qualification rules).

As a condition of our waiver, our board of directors may require an opinion of counsel or IRS ruling satisfactory to our board of directors, and/or representations or undertakings from the applicant with respect to preserving our REIT status.

In connection with the waiver of the ownership limit or at any other time, our board of directors may decrease the ownership limit for all other persons and entities; provided, however, that the decreased ownership limit will not be effective for any person or entity whose percentage ownership in our capital stock is in excess of such decreased ownership limit until such time as such person or entity’s percentage of our capital stock equals or falls below the decreased ownership limit, but any further acquisition of our capital stock in excess of such percentage ownership of our capital stock will be in violation of the ownership limit. Additionally, the new ownership limit may not allow five or fewer “individuals” (as defined for purposes of the REIT ownership restrictions under the Code) to beneficially own more than 49.5% of the value of our outstanding capital stock.

Our charter provisions further prohibit:

•

any person from actually or constructively owning shares of our capital stock that would result in us being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of the taxable year);

•

any person from transferring shares of our capital stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution);

•

beneficially or constructively owning our stock to the extent such beneficial or constructive ownership would cause us to constructively own ten percent or more of the ownership interests in a tenant (other than a TRS) of our real property within the meaning of Section 856(d)(2)(B) of the Code; or

•

beneficially or constructively owning or transferring our stock if such ownership or transfer would otherwise cause us to fail to qualify as a REIT under the Code, including, but not limited to, as a result of any hotel management companies failing to qualify as “eligible independent contractors” under the REIT rules.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our common stock that will or may violate any of the foregoing restrictions on transferability and ownership will be required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing provisions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Pursuant to our charter, if any purported transfer of our capital stock or any other event would otherwise result in any person violating the ownership limits or the other restrictions in our charter, then any such purported transfer will be void and of no force or effect with respect to the purported transferee or owner (collectively referred to hereinafter as the “purported owner”) as to that number of shares in excess of the ownership limit (rounded up to the nearest whole share). The number of shares in excess of the ownership limit will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us. The trustee of the trust will be designated by us and must be unaffiliated with us and with any purported owner. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the purported owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary of the trust and all dividends and other distributions paid by us with respect to such “excess” shares prior to the sale by the trustee of such shares shall be paid to the trustee for the beneficiary. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit, then our charter provides that the transfer of the excess shares will be void. Subject to Maryland law, effective as of the date that such excess shares have been transferred to the trust, the trustee shall have the authority (at the trustee’s sole discretion and subject to applicable law) (i) to rescind as void any vote cast by a purported owner prior to our discovery that such shares have been transferred to the trust and (ii) to recast such vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust, provided that if we have already taken irreversible action, then the trustee shall not have the authority to rescind and recast such vote.

Shares of our capital stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price paid by the purported owner for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares of our capital stock at market price, the market price on the day of the event which resulted in the transfer of such shares of our capital stock to the trust) and (ii) the market price on the date we, or our designee, accepts such offer. We have the right to accept such offer until the trustee has sold the shares of our capital stock held in the trust pursuant to the clauses discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the purported owner and any dividends or other distributions held by the trustee with respect to such capital stock will be paid to the charitable beneficiary.

If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limits. After that, the trustee must distribute to the purported owner an amount equal to the lesser of (i) the net price paid by the purported owner for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares at market price, the market price on the day of the event which resulted in the transfer of such shares of our capital stock to the trust) and (ii) the net sales proceeds received by the trust for the shares. Any proceeds in excess of the amount distributable to the purported owner will be distributed to the beneficiary.

Our charter also provides that “Benefit Plan Investors” (as defined in our charter) may not hold, individually or in the aggregate, 25% or more of the value of any class or series of shares of our capital stock to the extent such class or series does not constitute “Publicly Offered Securities” (as defined in our charter).

All persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% (or such other percentage as provided in the regulations promulgated under the Code) of the lesser of the number or value of the shares of our outstanding capital stock must give written notice to us within 30 days after the end of each calendar year. In addition, each stockholder will, upon demand, be required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares of our stock as our board of directors deems reasonably necessary to comply with the provisions of the Code applicable to a REIT, to comply with the requirements or any taxing authority or governmental agency or to determine any such compliance.

All certificates representing shares of our capital stock bear a legend referring to the restrictions described above.

These ownership limits could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price over the then prevailing market price for the holders of some, or a majority, of our outstanding shares of common stock or which such holders might believe to be otherwise in their best interest.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock and preferred stock is Computershare Trust Company, N.A.

MATERIAL PROVISIONS OF MARYLAND LAW

AND OF OUR CHARTER AND BYLAWS

The following is a summary of material provisions of Maryland law and of our charter and bylaws. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this information statement is a part. See “Where You Can Find Additional Information.”

The Board of Directors

Our bylaws provide that the number of directors of our company may be established by our board of directors but may not be fewer than the minimum number permitted under the MGCL and not more than 15. Pursuant to Subtitle 8 of Title 3 of the MGCL, our charter provides any and all vacancies on the board of directors will be filled only by the affirmative vote of a majority of the remaining directors even if the remaining directors constitute less than a quorum. Any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies. Our charter provides that a director may be removed only for cause and only upon the affirmative vote of a majority of the votes entitled to be cast in the election of directors. For cause means, with respect to any particular director, conviction of a felony or a final judgment of court of competent jurisdiction holding that such director caused demonstrable, material harm to us through bad faith or active deliberate dishonesty. However, because of the board’s exclusive power to fill vacant directorships, stockholders will be precluded from filling the vacancies created by any removal with their own nominees.

Pursuant to our charter, each member of our board of directors will serve one year terms and until their successors are elected and qualified. Holders of shares of our common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders at which our board of directors is elected, the holders of a plurality of the shares of our common stock will be able to elect all of the members of our board of directors.

Business Combinations

Maryland law prohibits “business combinations” between a corporation and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, statutory share exchange, or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested stockholders and their affiliates as asset transfer or issuance or reclassification of equity securities. Maryland law defines an interested stockholder as:

•	any person who beneficially owns 10% or more of the voting power of our voting stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation.

A person is not an interested stockholder if the board of directors approves in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving the transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the five year prohibition, any business combination between a corporation and an interested stockholder generally must be recommended by the board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of the then outstanding shares of common stock; and

•

two-thirds of the votes entitled to be cast by holders of the common stock other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or shares held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if certain fair price requirements set forth in the MGCL are satisfied.

The statute permits various exemptions from its provisions, including business combinations that are approved by the board of directors before the time that the interested stockholder becomes an interested stockholder.

Our charter includes a provision excluding the corporation from these provisions of the MGCL and, consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations between us and any interested stockholder of ours unless we later amend our charter, with stockholder approval, to modify or eliminate this provision. Any such amendment may not be effective until 18 months after the stockholder vote and may not apply to any business combination involving us and an interested stockholder (or affiliate) who became an interested stockholder on or before the date of the vote. We believe that our ownership restrictions will substantially reduce the risk that a stockholder would become an “interested stockholder” within the meaning of the Maryland business combination statute.

Control Share Acquisitions

The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved at a special meeting by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock in a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors: (i) a person who makes or proposes to make a control share acquisition, (ii) an officer of the corporation or (iii) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, by any person of ownership, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting. If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply to (i) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (ii) acquisitions approved or exempted by the charter or bylaws of the corporation at any time prior to the acquisition of the shares.

Our charter contains a provision exempting from the control share acquisition statute any and all acquisitions by any person of our common stock and, consequently, the applicability of the control share acquisitions unless we later amend our charter, with stockholder approval, to modify or eliminate this provision.

Maryland Unsolicited Takeovers Act

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act, and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors, to any or all of five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred; and

•	a majority requirement for the calling of a special meeting of stockholders.

In our charter, we have elected that vacancies on the board be filled only by the remaining directors, even if the remaining directors do not constitute a quorum, and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we:

•	vest in the board the exclusive power to fix the number of directorships; and

•

provide that unless called by our board of directors, the chairman of our board of directors, our chief executive officer or our president, a special meeting of stockholders may only be called by our secretary upon the written request of the holders of common stock entitled to cast not less than 25% of all votes entitled to be cast at such meeting.

Amendment to Our Charter

Our charter may be amended only if declared advisable by the board of directors and approved by the affirmative vote of the holders of at least a majority of all of the votes entitled to be cast on the matter. As permitted by the MGCL, our charter contains a provision permitting our directors, without any action by our stockholders, to amend the charter to increase or decrease the aggregate number of shares of stock of any class or series that we have authority to issue. Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and make new bylaws.

Dissolution of Our Company

The dissolution of our company must be declared advisable by the board of directors and approved by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter.

Meetings of Stockholders

Special meetings of stockholders may be called only by our board of directors, the chairman of our board of directors, our chief executive officer, our president or, in the case of a stockholder requested special meeting, by our secretary upon the written request of the holders of common stock entitled to cast not less than 25% of all votes entitled to be cast at such meeting. Only matters set forth in the notice of the special meeting may be considered and acted upon at such a meeting.

Advance Notice of Director Nominations and New Business

Our bylaws provide that:

•	with respect to an annual meeting of stockholders, the only business to be considered and the only proposals to be acted upon will be those properly brought before the annual meeting:

–	pursuant to our notice of the meeting;

–	by, or at the direction of, a majority of our board of directors; or

–	by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our bylaws;

•	with respect to special meetings of stockholders, only the business specified in our company’s notice of meeting may be brought before the meeting of stockholders unless otherwise provided by law; and

•	nominations of persons for election to our board of directors at any annual or special meeting of stockholders may be made only:

–	by, or at the direction of, our board of directors; or

–	by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in our bylaws.

Generally, in accordance with our bylaws, a stockholder seeking to nominate a director or bring other business before our annual meeting of stockholders must deliver a notice to our secretary not less than 90 days nor more than 120 days prior to the first anniversary of the date of mailing of the notice for the prior year’s annual meeting of stockholders (for purposes of our 2014 annual meeting, notice of the prior year’s annual meeting shall be deemed to have been mailed on                     , 2013). For a stockholder seeking to nominate a candidate for our board of directors, the notice must describe various matters regarding the nominee, including name, address, occupation and number of shares held, and other specified matters. For a stockholder seeking to propose other business, the notice must include a description of the proposed business, the reasons for the proposal and other specified matters.

No Stockholder Rights Plan

We do not have, and we do not intend to adopt, a stockholder rights plan unless our stockholders approve in advance the adoption of a plan or, if our board of directors adopts a plan for our company, we submit the stockholder rights plan to our stockholders for a ratification vote within 12 months of adoption, without which the plan will terminate.

Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

The advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that stockholders otherwise believe may be in their best interest. Likewise, if our company’s charter were to be amended to avail the corporation of the business combination provisions of the MGCL or to remove or modify the provision in the charter opting out of the control share acquisition provisions of the MGCL, these provisions of the MGCL could have similar anti-takeover effects.

Indemnification and Limitation of Directors’ and Officers’ Liability

Our charter and the partnership agreement provide for indemnification of our officers and directors against liabilities to the fullest extent permitted by Maryland law, as amended from time to time.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that:

•	an act or omission of the director or officer was material to the matter giving rise to the proceeding and:

–	was committed in bad faith; or

–	was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation (other than for expenses incurred in a successful defense of such an action) or for a judgment of liability on the basis that personal benefit was improperly received. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by the director or on the director’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director did not meet the standard of conduct.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law. These limitations of liabilities do not apply to liabilities arising under the federal securities laws and do not generally affect the availability of equitable remedies such as injunctive relief or rescission.

Our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made a party to the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of our company and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee and who is made a party to the proceeding by reason of his or her service in that capacity.

Our bylaws also obligate us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

The partnership agreement of our operating partnership provides that we, as general partner, and our officers and directors are indemnified to the fullest extent permitted by law. See “Partnership Agreement—Exculpation and Indemnification of the General Partner.”

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

SHARES ELIGIBLE FOR FUTURE SALE

General

Prior to the separation and distribution, there has been no market for our common stock. Therefore, future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices.

Upon completion of the separation and distribution, we will have                  shares of common stock outstanding and approximately                  shares of common stock reserved for issuance upon redemption of common units (“redemption shares”). In addition, we will have reserved for issuance to directors, executive officers and other Ashford Advisor employees who provide services to us under our 2013 Equity Incentive Plan an aggregate of                  shares of our common stock that, if and when such shares are issued, may be subject in whole or in part to vesting requirements or the lapsing of restrictions.

The shares of Ashford Prime common stock distributed to Ashford Trust stockholders will be freely transferable, except for shares received by persons who may be deemed to be Ashford Prime “affiliates” under the Securities Act. Persons who may be deemed to be affiliates of Ashford Prime after the separation generally include individuals or entities that control, are controlled by or are under common control with Ashford Prime and may include directors and certain officers or principal stockholders of Ashford Prime. Ashford Prime affiliates will be permitted to sell their shares of Ashford Prime common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Rule 144.

Redemption/Exchange Rights

Pursuant to the partnership agreement of our operating partnership, persons that own the common units will have the right to redeem their units. When a limited partner exercises this right with respect to common units, the partnership must redeem the common units for cash or, at our option, common stock, on a one-for-one basis. These redemption rights generally may be exercised by the limited partners at any time after one year following the issuance of the common units. See “Partnership Agreement—Redemption Rights.” However, the common units issued to Ashford Trust OP and the other unit holders in connection with the separation and distribution cannot be redeemed until one year from their issuance date. Any amendment to the Partnership Agreement that would affect these redemption rights would require our consent as general partner and the consent of limited partners holding more than 50% of the units held by limited partners.

Rule 144

Any of the                  redemption shares, if and when issued, will be “restricted” securities under the meaning of Rule 144 of the Securities Act. These shares may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including exemptions contained in Rule 144.

In general, under Rule 144 as currently in effect, if six months have elapsed since the date of acquisition of restricted shares from us or any of our affiliates, the holder of such restricted shares can sell such shares; provided that the number of shares sold by such person within any three-month period cannot exceed the greater of:

•	1% of the total number of shares of our common stock then outstanding, or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates also are subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Registration Rights

Provided that we are then eligible to use Form S-3, we have agreed to file a shelf registration statement with the SEC on the first anniversary of the completion of the separation and distribution, and thereafter use our efforts to have the registration statement declared effective, covering the continuous resale of the                  shares of common stock issuable to Ashford Trust OP upon redemption of common units in exchange for the equity interests in the entities that own our initial properties. If we are not then eligible to use Form S-3, we have agreed that we will file a registration statement with respect to such common stock if a limited partner of our operating partnership other than us requests such a registration, provided such limited partner requests registration of at least                  shares of common stock, and provided that only one such registration may occur each year and no more than three such registrations may occur in total. Upon such request, we will use our best efforts to have the registration statement declared effective. In addition, unless the shelf registration is effective, the limited partners will have “piggyback” registration rights, subject to certain volume and marketing limitations imposed by the underwriter of the offering with respect to which the rights are exercised. Upon effectiveness of any such registration statement, whether a shelf registration, a demand registration or a registration with respect to which piggyback rights are successfully exercised, those persons may sell such shares covered by the registration statement in the secondary market without being subject to the volume limitations or other requirements of Rule 144. We will bear expenses incident to the registration requirements other than any selling commissions, SEC or state securities registration fees, and transfer taxes or certain other fees or taxes relating to such shares.

Registration rights may be granted to future sellers of properties to our operating partnership who may receive, in lieu of cash, common stock, units or other securities convertible into common stock.

There is no current public market for our common stock. Listing of our common stock on the NYSE is expected to be effective upon the completion of the separation and distribution. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock, or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

There is no public market for our preferred stock, and listing of our preferred stock on the NYSE will be contingent on the size and distribution of a future public offering of our preferred stock, if any.

Grants Under Our Equity Incentive Plans

Prior to the completion of the separation and distribution, we will adopt two equity incentive plans: the 2013 Equity Incentive Plan and the Advisor Equity Incentive Plan. Our 2013 Equity Incentive Plan will provide for the grant of incentive awards to employees, consultants and non-employee directors of our company, our advisor or each of their respective affiliates, and our Advisor Equity Incentive Plan will provide for the grant of incentive awards to our advisor. The total number of shares that may be made subject to awards under our equity incentive plans will be equal to                  shares, which is the equivalent of         % of the issued and outstanding shares of our common stock, on a fully diluted basis, immediately following the separation and distribution, subject to increase as described in “Management—Equity Incentive Plans.”

We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock issuable under our 2013 Equity Incentive Plan. Common stock covered by this registration statement, including any shares of common stock issuable upon the exercise of options or restricted stock, will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates. We intend to grant registration rights for shares of common stock issuable under our Advisor Equity Incentive Plan.

PARTNERSHIP AGREEMENT

Management

Ashford Hospitality Prime Limited Partnership, our operating partnership, has been organized as a Delaware limited partnership. One of our wholly-owned subsidiaries is the sole general partner of this partnership, and one of our subsidiaries holds limited partnership units in this partnership. Upon completion of the separation and distribution, we will own, through wholly-owned subsidiaries, approximately     % of the partnership interests in our operating partnership, Ashford Trust OP will own 20% and the remaining     % will be held by existing limited partners of Ashford Trust OP. In the future, we may issue additional interests in our operating partnership to third parties.

Pursuant to the partnership agreement of our operating partnership, we, as the sole managing member of the general partner, generally have full, exclusive and complete responsibility and discretion in the management, operation and control of the partnership, including the ability to cause the partnership to enter into certain major transactions, including acquisitions, developments and dispositions of properties, borrowings and refinancings of existing indebtedness. No limited partner may take part in the operation, management or control of the business of our operating partnership by virtue of being a holder of limited partnership units.

Our subsidiary may not be removed as general partner of the partnership. Upon the bankruptcy or dissolution of the general partner, the general partner shall be deemed to be removed automatically.

The limited partners of our operating partnership have agreed that in the event of a conflict in the fiduciary duties owed (i) by us to our stockholders and (ii) by us, as general partner of our operating partnership, to those limited partners, we may act in the best interests of our stockholders without violating our fiduciary duties to the limited partners of our operating partnership or being liable for any resulting breach of our duties to the limited partners.

Transferability of Interests

General Partner. The partnership agreement provides that we may not transfer our interest as a general partner (including by sale, disposition, merger or consolidation) except:

•

in connection with a merger of our operating partnership, a sale of substantially all of the assets of our operating partnership or other transaction in which the limited partners receive a certain amount of cash, securities or property; or

•

in connection with a merger of us or the general partner into another entity, if the surviving entity contributes substantially all its assets to our operating partnership and assumes the duties of the general partner under the operating partnership agreement.

Limited Partner. The partnership agreement prohibits the sale, assignment, transfer, pledge or disposition of all or any portion of the limited partnership units without our consent, which we may give or withhold in our sole discretion. However, an individual partner may donate his units to his immediate family or a trust wholly-owned by his immediate family, without our consent. The partnership agreement contains other restrictions on transfer if, among other things, that transfer:

•	would cause us to fail to comply with the REIT rules under the Code; or

•	would cause our operating partnership to become a publicly-traded partnership under the Code.

Capital Contributions

The partnership agreement provides that if the partnership requires additional funds at any time in excess of funds available to the partnership from borrowing or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to the partnership. Under the partnership agreement, we will be obligated to contribute the proceeds of any offering of stock as additional capital to our operating partnership. Our operating partnership is authorized to cause the partnership to issue partnership interests for less than fair market value if we conclude in good faith that such issuance is in both the partnership’s and our best interests.

The partnership agreement provides that we may make additional capital contributions, including properties, to the partnership in exchange for additional partnership units. If we contribute additional capital to the partnership and receive additional partnership interests for such capital contribution, our percentage interests will be increased on a proportionate basis based on the amount of such additional capital contributions and the value of the partnership at the time of such contributions. Conversely, the percentage interests of the other limited partners will be decreased on a proportionate basis. In addition, if we contribute additional capital to the partnership and receive additional partnership interests for such capital contribution, the capital accounts of the partners will be adjusted upward or downward to reflect any unrealized gain or loss attributable to our properties as if there were an actual sale of such properties at the fair market value thereof. Limited partners have no preemptive right to make additional capital contributions.

The operating partnership could also issue preferred partnership interests in connection with the acquisitions of property or otherwise. Any such preferred partnership interests have priority over common partnership interests with respect to distributions from the partnership, including the partnership interests that our wholly-owned subsidiaries own.

Redemption Rights

Under the partnership agreement, we have granted to each limited partner holding common units (other than our subsidiary) the right to redeem its common units. This right may be exercised at the election of a limited partner by giving us written notice, subject to some limitations. The purchase price for the common units to be redeemed will equal the fair market value of our common stock. The purchase price for the common units may be paid in cash, or, in our discretion, by the issuance by us of a number of shares of our common stock equal to the number of common units with respect to which the rights are being exercised. However, no limited partner will be entitled to exercise its redemption rights to the extent that the issuance of common stock to the redeeming partner would be prohibited under our charter or, if after giving effect to such exercise, would cause any person to own, actually or constructively, more than 9.8% of our common stock, unless such ownership limit is waived by us in our sole discretion. The common units issued to Ashford Trust OP and the other limited partners in connection with the separation and distribution may not be redeemed prior to the first anniversary of their issuance.

In all cases, however, no limited partner may exercise the redemption right for fewer than 1,000 partnership units or, if a limited partner holds fewer than 1,000 partnership units, all of the partnership units held by such limited partner.

Certain of our executive officers may elect to receive a special class of partnership units in our operating partnership referred to as LTIP units pursuant to the 2013 Equity Incentive Plan. LTIP units vest over a number of years and whether vested or not, generally receive the same treatment as common units of our operating partnership, with the key difference being, at the time of the award, LTIP units do not have full economic parity with common units but can achieve such parity over time. The LTIP units will achieve parity with the common units upon the sale or deemed sale of all or substantially all of the assets of the partnership at a time when our stock is trading at some level in excess of the price it was trading at on the date of the LTIP issuance. More specifically, LTIP units will achieve full economic parity with common units in connection with (i) the actual sale of all or substantially all of the assets of our operating partnership or (ii) the hypothetical sale of such assets, which results from a capital account revaluation, as defined in the partnership agreement, for our operating partnership. A capital account revaluation generally occurs whenever there is an issuance of additional partnership interests or the redemption of partnership interests. If a sale, or deemed sale as a result of a capital account revaluation, occurs at a time when the operating partnership’s assets have sufficiently appreciated, the LTIP units will achieve full economic parity with the common units. However, in the absence of sufficient appreciation in the value of the assets of the operating partnership at the time a sale or deemed sale occurs, full economic parity would not be reached. If such parity is reached, vested LTIP units become convertible into an equal number of common units and at that time, the holder will have the redemption rights described above. Until and unless such parity is reached, the LTIP units are not redeemable.

Currently, the aggregate number of shares of common stock issuable upon exercise of the redemption rights by holders of common units is             . The number of shares of common stock issuable upon exercise of the redemption rights will be adjusted to account for share splits, mergers, consolidations or similar pro rata share transactions.
Conversion Rights

The holders of the LTIP units will have the right to convert vested LTIP units into ordinary common units on a one-for-one basis at any time after such LTIP units have achieved economic parity with the common units. No other limited partners have any conversion rights.

Operations

The partnership agreement requires the partnership to be operated in a manner that enables us to satisfy the requirements for being classified as a REIT, to minimize any excise tax liability imposed by the Code and to ensure that the partnership will not be classified as a “publicly-traded partnership” taxable as a corporation under Section 7704 of the Code.

In addition to the administrative and operating costs and expenses incurred by the partnership, the partnership will pay all of our administrative costs and expenses. These expenses will be treated as expenses of the partnership and will generally include:

•	all expenses relating to our continuity of existence;

•	all expenses relating to offerings and registration of securities;

•	all expenses associated with the preparation and filing of any of our periodic reports under federal, state or local laws or regulations;

•	all expenses associated with our compliance with laws, rules and regulations promulgated by any regulatory body; and

•	all of our other operating or administrative costs incurred in the ordinary course of its business on behalf of the partnership.

Distributions

The partnership agreement provides that the partnership will make cash distributions in amounts and at such times as determined by us in our sole discretion, to us and other limited partners in accordance with the respective percentage interests of the partners in the partnership.

Upon liquidation of the partnership, after payment of, or adequate provisions for, debts and obligations of the partnership, including any partner loans, any remaining assets of the partnership will be distributed to us and the other limited partners with positive capital accounts in accordance with the respective positive capital account balances of the partners.

Allocations

Profits and losses of the partnership (including depreciation and amortization deductions) for each fiscal year generally are allocated to us and the other limited partners in accordance with the respective percentage interests of the partners in the partnership. All of the foregoing allocations are subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and Treasury Regulations promulgated thereunder.

Amendments

Generally, we, as sole managing member of the sole general partner of our operating partnership, may amend the partnership agreement without the consent of any limited partner to clarify the partnership agreement, to make changes of an inconsequential nature, to reflect the admission, substitution or withdrawal of limited partners, to reflect the issuance of additional partnership interests or if, in the opinion of counsel, necessary or appropriate to satisfy the Code with respect to partnerships or REITs or federal or state securities laws. However, any amendment which alters or changes the distribution or redemption rights of a limited partner (other than a change to reflect the seniority of any distribution or liquidation rights of any preferred units issued in accordance with the partnership agreement), changes the method for allocating profits and losses, imposes any obligation on the limited partners to make additional capital contributions or adversely affects the limited liability of the limited partners requires the consent of holders of at least two-thirds of the limited partnership units. Other amendments require approval of the general partner and holders of 50% of the limited partnership units.

In addition, the partnership agreement may be amended, without the consent of any limited partner, in the event that we or any of our subsidiaries engages in a merger or consolidation with another entity and immediately after such transaction the surviving entity contributes to our operating partnership substantially all of the assets of such surviving entity and the surviving entity agrees to assume our subsidiary’s obligation as general partner of the partnership. In such case, the surviving entity will amend the partnership agreement to arrive at a new method for calculating the amount a limited partner is to receive upon redemption or conversion of a partnership unit (such method to approximate the existing method as much as possible).

Exculpation and Indemnification of the General Partner

The partnership agreement of our operating partnership provides that neither the general partner, nor any of its directors and officers will be liable to the partnership or to any of its partners as a result of errors in judgment or mistakes of fact or law or of any act or omission, if the general partner acted in good faith.

In addition, the partnership agreement requires our operating partnership to indemnify and hold the general partner and its directors, officers and any other person it designates, harmless from and against any and all claims arising from operations of our operating partnership in which any such indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established that:

•	the act or omission of the indemnitee was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the indemnitee actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

No indemnitee may subject any partner of our operating partnership to personal liability with respect to this indemnification obligation as this indemnification obligation will be satisfied solely out of the assets of the partnership.

Term

The partnership has a perpetual life, unless dissolved upon:

•	the general partner’s bankruptcy or dissolution or withdrawal (unless the limited partners elect to continue the partnership);

•	the passage of 90 days after the sale or other disposition of all or substantially all the assets of the partnership;

•	the redemption of all partnership units (other than those held by us, if any); or

•	an election by us in our capacity as the sole owner of the general partner.

Tax Matters

The general partner is the tax matters partner of the operating partnership. We have the authority to make tax elections under the Code on behalf of the partnership. The net income or net loss of the operating partnership will generally be allocated to us and the limited partners in accordance with our respective percentage interests in the partnership, subject to compliance with the provisions of the Code.

FEDERAL INCOME TAX CONSEQUENCES OF OUR STATUS AS A REIT

The following discussion is a summary of the material federal income tax considerations that may be relevant to a prospective holder of our common stock. The discussion does not address all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to certain types of investors that are subject to special treatment under the federal income tax laws, such as:

•	insurance companies;

•	financial institutions or broker-dealers;

•	tax-exempt organizations (except to the limited extent discussed in “—Taxation of Tax-Exempt Stockholders”);

•	foreign corporations;

•	persons who are not citizens or residents of the United States (except to the limited extent discussed in “—Taxation of Non-U.S. Holders of Stock”);

•	investors who hold or will hold our common stock as part of hedging or conversion transactions;

•	investors subject to federal alternative minimum tax;

•	investors that have a principal place of business or “tax home” outside the United States;

•	investors whose functional currency is not the United States dollar;

•	U.S. expatriates;

•	persons who mark-to-market our common stock;

•	subchapter S corporations;

•	regulated investment companies and REITs; and

•	persons who receive our common stock through the exercise of employee stock options or otherwise as compensation.

This summary assumes that stockholders will hold our common stock as capital assets.

The statements of law in this discussion are based on current provisions of the Code, existing temporary and final Treasury regulations thereunder, and current administrative rulings and court decisions. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this information statement with respect to the transactions entered into or contemplated prior to the effective date of such changes. We have not received any rulings from the IRS concerning our qualification as a REIT. Accordingly, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any tax consequences described below.

We urge you to consult your own tax advisor regarding the specific tax consequences to you of ownership of our common stock and of our election to be taxed as a REIT. Specifically, we urge you to consult your own tax advisor regarding the federal, state, local, foreign, and other tax consequences of such ownership and election and regarding potential changes in applicable tax laws.

Taxation of Our Company

We intend to elect to be taxed as a REIT under the federal income tax laws commencing with our short taxable year ending December 31, 2013. We believe that, commencing with such taxable year, we will be organized and operate in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to continue to qualify as a REIT. Additionally, under applicable Treasury Regulations, if Ashford Trust failed to qualify as a REIT in its 2009 or subsequent taxable years, unless Ashford Trust’s failure to qualify as a REIT was subject to relief under as described below under “—Failure to Qualify,” we would be prevented from electing to qualify as a REIT prior to the fifth calendar year following the year in which Ashford Trust failed to qualify. This section discusses the laws governing the federal income tax treatment of a REIT and its investors. These laws are highly technical and complex.

In connection with the distribution of our common stock, we will receive an opinion of Andrews Kurth LLP to the effect that, commencing with our short year ending December 31, 2013, we will be organized in conformity with the requirements for qualification as a REIT, and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the Code. Investors should be aware that Andrews Kurth LLP’s opinion will be based upon customary assumptions, will be conditioned upon the accuracy of certain representations made by us and Ashford Trust as to factual matters, including representations regarding the nature of our and Ashford Trust’s properties and the future conduct of our and Ashford Trust’s business, and is not binding upon the IRS or any court. In addition, Andrews Kurth LLP’s opinion will be based on existing federal income tax law governing qualification as a REIT as of the date of the opinion, which is subject to change either prospectively or retroactively. Moreover, our continued qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws and the continued qualification and taxation of Ashford Trust as a REIT for 2013. Those qualification tests include the percentage of income that we and Ashford Trust earn from specified sources, the percentage of our and Ashford Trust’s assets that falls within specified categories, the diversity of our and Ashford Trust’s share ownership, and the percentage of our and Ashford Trust’s earnings that we and Ashford Trust, respectively, distribute. While Andrews Kurth LLP will have reviewed those matters in connection with its opinion, Andrews Kurth LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our or Ashford Trust’s operation for any particular taxable year will satisfy such requirements. Andrews Kurth LLP’s opinion will not foreclose the possibility that we may have to use one or more REIT savings provisions discussed below, which could require us to pay an excise or penalty tax (which could be material) in order for us to maintain our REIT qualification. For a discussion of the tax consequences of our failure to qualify as a REIT, see “—Failure to Qualify.”

If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. However, we will be subject to federal tax in the following circumstances:

•

We will pay federal income tax at regular corporate rates on taxable income, including net capital gain, that we do not distribute to our stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	Under certain circumstances, we may be subject to the alternative minimum tax on items of tax preference.

•

We will pay income tax at the highest corporate rate on (1) net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business and (2) other non-qualifying income from foreclosure property.

•	We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•

If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “—Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on (1) the gross income attributable to the greater of the amount by which we fail the 75% and 95% gross income tests, multiplied by (2) a fraction intended to reflect our profitability.

•

If we fail to distribute during a calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we will pay a 4% nondeductible excise tax on the excess of this required distribution over the sum of the amount we actually distributed, plus any retained amounts on which income tax has been paid at the corporate level.

•

We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. holder, as defined below under “—Taxation of Taxable U.S. Holders of Stock,” would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that a timely designation of such gain is made by us to the stockholder) and would receive a credit or refund for its proportionate share of the tax we paid.

•

If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference to the C corporation’s basis in the asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of such asset during a specified period after we acquire such asset. The amount of gain on which we will pay tax generally is the lesser of: (1) the amount of gain that we recognize at the time of the sale or disposition; or (2) the amount of gain that we would have recognized if we had sold the asset at the time we acquired the asset.

•	We will incur a 100% excise tax on transactions with a TRS that are not conducted on an arm’s-length basis.

•

If we fail to satisfy certain asset tests, described below under “—Asset Tests” and nonetheless continue to qualify as a REIT because we meet certain other requirements, we will be subject to a tax of the greater of $50,000 or at the highest corporate rate on the income generated by the non-qualifying assets.

•

We may be subject to a $50,000 tax for each failure if we fail to satisfy certain REIT qualification requirements, other than income tests or asset tests, and the failure is due to reasonable cause and not willful neglect.

In addition, notwithstanding our qualification as a REIT, we may also have to pay certain state and local income taxes, because not all states and localities treat REITs in the same manner that they are treated for federal income tax purposes. Moreover, as further described below, any TRS in which we own an interest will be subject to federal and state corporate income tax on its taxable income.

Requirements for Qualification

A REIT is a corporation, trust, or association that meets the following requirements:

1.	it is managed by one or more trustees or directors;

2.	its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest;

3.	it would be taxable as a domestic corporation but for the REIT provisions of the federal income tax laws;

4.	it is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;

5.	at least 100 persons are beneficial owners of its shares or ownership certificates;

6.	no more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, as defined in the federal income tax laws to include certain entities, during the last half of each taxable year;

7.	it elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

8.	it uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws;

9.	it meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions; and

10.	it has no earnings and profits from any non-REIT taxable year at the close of any taxable year.

We must meet requirements 1 through 4, 7, 8 and 9 during our entire taxable year, must meet requirement 10 at the close of each taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for such taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding shares of our stock in proportion to their actuarial interests in the trust for purposes of requirement 6. Requirements 5 and 6 will apply to us beginning with our taxable year ending December 31, 2014.

After the issuance of common stock pursuant to this information statement, we will have issued sufficient common stock with enough diversity of ownership to satisfy requirements 5 and 6 set forth above. In addition, our charter restricts the ownership and transfer of our stock so that we should continue to satisfy requirements 5 and 6. The provisions of our charter restricting the ownership and transfer of the stock are described in “Description of Our Capital Stock—Restrictions on Ownership and Transfer.” These restrictions, however, may not ensure that we will, in all cases, be able to satisfy such stock ownership requirements. If we fail to satisfy these stock ownership requirements, our qualification as a REIT may terminate.

If we comply with regulatory rules pursuant to which we are required to send annual letters to holders of our stock requesting information regarding the actual ownership of our stock, and we do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement 6 above, we will be treated as having met the requirement.

In addition, we must satisfy all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT qualification.

Qualified REIT Subsidiaries

A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, other than a TRS, all of the capital stock of which is owned by the REIT. Thus, in applying the requirements described in this section, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of that subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit. Similarly, any wholly-owned limited liability company or certain wholly-owned partnerships that we own will be disregarded, and all assets, liabilities and items of income, deduction and credit of such limited liability company will be treated as ours.

Other Disregarded Entities and Partners

An unincorporated domestic entity, such as a partnership or limited liability company that has a single owner, generally is not treated as an entity separate from its parent for federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. For purposes of the 10% value test (as described below under “—Asset Tests”), our proportionate share is based on our proportionate interest in the equity interests and certain debt securities issued by the partnership. For all of the other asset and income tests, our proportionate share is based on our proportionate interest in the capital interests in the partnership. Our proportionate share of the assets, liabilities, and items of income of our operating partnership and of any other partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we own or will acquire an interest, directly or indirectly (each, a “Partnership” and, together, the “Partnerships”), are treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

We may in the future acquire interests in partnerships and limited liability companies that are joint ventures in which we do not own general partner or managing member interests. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our qualification as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a REIT gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we are able to qualify for a statutory REIT “savings” provision, which may require us to pay a significant penalty tax to maintain our REIT qualification.

Taxable REIT Subsidiaries

Subject to restrictions on the value of TRS securities held by the REIT, a REIT is permitted to own up to 100% of the stock of one or more TRSs. A TRS is a fully taxable corporation. The TRS and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will be automatically treated as a TRS. A TRS may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated but is permitted to lease hotels from a related REIT as long as the hotels are operated on behalf of the TRS by an “eligible independent contractor.” Overall, no more than 25% of the value of a REIT’s assets may consist of TRS securities. A timely election has been, or will be made, with respect to each of the Ashford Prime TRSs. Each of our hotel properties is leased by one of the Ashford Prime TRSs. Additionally, we may form or acquire one or more additional TRSs in the future. See the separate section entitled “—Taxable REIT Subsidiaries.”

Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real estate assets;

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income derived from the temporary investment of new capital or “qualified temporary investment income,” that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital; and

•	income and gain derived from foreclosure property, as defined below under “Foreclosure Property.”

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of dividends and interest, gain from the sale or disposition of stock or securities, or any combination of these. Gross income from our sale of any property that we hold primarily for sale to customers in the ordinary course of business and cancellation of indebtedness, or COD, income is excluded from both income tests. Certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests, as discussed below in “—Foreign Currency Gain.” In addition, income and gain from “hedging transactions,” as defined in the section below entitled “—Hedging Transactions,” that we enter into will be excluded from both the numerator and the denominator for purposes of the 95% gross income test and the 75% gross income test. Rules similar to those applicable to income from “hedging transactions” apply to income arising from transactions that we enter into primarily to manage risk of currency fluctuations with respect to any item of income or gain included in the computation of the 95% income test or the 75% income test (or any property which generates such income or gain). The following paragraphs discuss the specific application of the gross income tests to us.

Rents from Real Property. Rent that we receive from real property that we own and lease to tenants will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

•	First, the rent must not be based, in whole or in part, on the income or profits of any person but may be based on a fixed percentage or percentages of gross receipts or gross sales.

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Second, neither we nor a direct or indirect owner of 10% or more of our shares of stock may own, actually or constructively, 10% or more of a tenant, other than a TRS, from whom we receive rent. If the tenant is a TRS either (i) at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space or (ii) the TRS leases a qualified lodging facility or qualified health care property and engages an “eligible independent contractor” to operate such facility or property on its behalf.

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Third, if the rent attributable to personal property leased in connection with a lease of real property exceeds 15% of the total rent received under the lease, then the portion of rent attributable to that personal property will not qualify as “rents from real property.” If rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as rents from real property.

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Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated, from whom we do not derive revenue, and who does not, directly or through its stockholders, own more than 35% of our shares of stock, taking into consideration the applicable ownership attribution rules. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in the geographic area in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “non-customary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services (valued at not less than 150% of our direct cost of performing such services) does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the stock of a TRS which may provide customary and noncustomary services to our tenants without tainting our rental income from the related properties. See “—Taxable REIT Subsidiaries.”

Pursuant to percentage leases, the Ashford Prime TRSs will lease each of our properties. The percentage leases will provide that the Ashford Prime TRSs are obligated to pay to the Partnerships (1) a minimum base rent plus percentage rent based on gross revenue and (2) “additional charges” or other expenses, as defined in the leases. Percentage rent is calculated by multiplying fixed percentages by revenues for each of the hotels. Both base rent and the thresholds in the percentage rent formulas may be adjusted for inflation.

In order for the base rent, percentage rent, and additional charges to constitute “rents from real property,” the percentage leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures, or some other type of arrangement. The determination of whether the percentage leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:

•	the property owner’s expectation of receiving a pre-tax profit from the lease;

•	the intent of the parties;

•	the form of the agreement;

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the degree of control over the property that is retained by the property owner, or whether the lessee has substantial control over the operation of the property or is required simply to use its best efforts to perform its obligations under the agreement;

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the extent to which the property owner retains the risk of loss with respect to the property, or whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property or the potential for economic gain or appreciation with respect to the property;

•	the lessee will be obligated to pay, at a minimum, substantial base rent for the period of use of the properties under the lease; and

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the lessee will stand to incur substantial losses or reap substantial gains depending on how successfully it, through the property managers, who work for the lessees during the terms of the leases, operates the properties.

In addition, federal income tax law provides that a contract that purports to be a service contract or a partnership agreement will be treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether or not:

•	the service recipient is in physical possession of the property;

•	the service recipient controls the property;

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the service recipient has a significant economic or possessory interest in the property, or whether the property’s use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, the recipient shares the risk that the property will decline in value, the recipient shares in any appreciation in the value of the property, the recipient shares in savings in the property’s operating costs, or the recipient bears the risk of damage to or loss of the property;

•	the service provider bears the risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract;

•	the service provider uses the property concurrently to provide significant services to entities unrelated to the service recipient; and

•	the total contract price substantially exceeds the rental value of the property for the contract period.

Since the determination of whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor will not be dispositive in every case.

We believe that our percentage leases will be treated as true leases for federal income tax purposes. Such belief is based, in part, on the following facts:

•	the Partnerships, on the one hand, and Ashford Prime TRSs, on the other hand, intend for their relationship to be that of a lessor and lessee, and such relationship is documented by lease agreements;

•	Ashford Prime TRSs will have the right to the exclusive possession, use, and quiet enjoyment of the hotels during the term of the percentage leases;

•	Ashford Prime TRSs will bear the cost of, and are responsible for, day-to-day maintenance and repair of the hotels and generally dictate how the hotels are operated, maintained, and improved;

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Ashford Prime TRSs will bear all of the costs and expenses of operating the hotels, including the cost of any inventory used in their operation, during the term of the percentage leases, other than, in certain cases, real estate taxes;

•	Ashford Prime TRSs will benefit from any savings in the costs of operating the hotels during the term of the percentage leases;

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Ashford Prime TRSs generally will indemnify the Partnerships against all liabilities imposed on the Partnerships during the term of the percentage leases by reason of (1) injury to persons or damage to property occurring at the hotels, (2) Ashford Prime TRSs’ use, management, maintenance, or repair of the hotels, (3) any environmental liability caused by acts or grossly negligent failures to act of Ashford Prime TRSs, (4) taxes and assessments in respect of the hotels that are the obligations of Ashford Prime TRSs, or (5) any breach of the percentage leases or of any sublease of a hotel by Ashford Prime TRSs;

•	Ashford Prime TRSs will be obligated to pay, at a minimum, substantial base rent for the period of use of the hotels;

•	Ashford Prime TRSs stand to incur substantial losses or reap substantial gains depending on how successfully they operate the hotels;

•	the Partnerships cannot use the hotels concurrently to provide significant services to entities unrelated to Ashford Prime TRSs;

•	the total contract price under the percentage leases does not substantially exceed the rental value of the hotels for the term of the percentage leases;

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we expect that each lease that we enter into, at the time we enter into it (or at any time that any such lease is subsequently renewed or extended) will enable the tenant to derive a meaningful profit, after expenses and taking into account the risks associated with the lease, from the operation of the hotels during the term of its leases; and

•	upon termination of each lease, the applicable hotel will be expected to have a substantial remaining useful life and substantial remaining fair market value.

Investors should be aware that there are no controlling Treasury regulations, published rulings, or judicial decisions involving leases with terms substantially the same as the percentage leases that discuss whether such leases constitute true leases for federal income tax purposes. If the percentage leases are characterized as service contracts or partnership agreements, rather than as true leases, part or all of the payments that the Partnerships receive from Ashford Prime TRSs may not be considered rent or may not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, we likely would not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose our REIT status.

As described above, in order for the rent received by us to constitute “rents from real property,” several other requirements must be satisfied. One requirement is that the percentage rent must not be based in whole or in part on the income or profits of any person. The percentage rent, however, will qualify as “rents from real property” if it is based on percentages of gross receipts or gross sales and the percentages:

•	are fixed at the time the percentage leases are entered into;

•	are not renegotiated during the term of the percentage leases in a manner that has the effect of basing percentage rent on income or profits; and

•	conform with normal business practice.

More generally, the percentage rent will not qualify as “rents from real property” if, considering the percentage leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the percentage rent on income or profits. Since the percentage rent is based on fixed percentages of the gross revenues from the hotels that are established in the percentage leases, and we have represented to Andrews Kurth LLP that the percentages (1) will not be renegotiated during the terms of the percentage leases in a manner that has the effect of basing the percentage rent on income or profits and (2) conform with normal business practice, the percentage rent should not be considered based in whole or in part on the income or profits of any person. Furthermore, we have represented to Andrews Kurth LLP that, with respect to other hotel properties that we acquire in the future, we will not charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage of gross revenues, as described above.

Another requirement for qualification of our rent as “rents from real property” is that we must not own, actually or constructively, 10% or more of the stock of any corporate lessee or 10% or more of the assets or net profits of any non-corporate lessee (a “related party tenant”) other than a TRS. We anticipate that all of our hotels will be leased to TRSs. In addition, our charter prohibits transfers of our stock that would cause us to own actually or constructively, 10% or more of the ownership interests in any non-TRS lessee. Based on the foregoing, we should never own, actually or constructively, 10% or more of any lessee other than a TRS. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of our stock, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a lessee (or a subtenant, in which case only rent attributable to the subtenant is disqualified) other than a TRS at some future date.

As described above, we may own up to 100% of the capital stock of one or more TRSs. A TRS is a fully taxable corporation that generally may engage in any business, including the provision of customary or noncustomary services to tenants of its parent REIT, except that a TRS may not directly or indirectly operate or manage any lodging facilities or health care facilities or provide rights to any brand name under which any lodging or health care facility is operated, unless such rights are provided to an “eligible independent contractor” to operate or manage a lodging or health care facility if such rights are held by the TRS as a franchisee, licensee, or in a similar capacity and such hotel is either owned by the TRS or leased to the TRS by its parent REIT. A TRS will not be considered to operate or manage a qualified lodging facility solely because the TRS directly or indirectly possesses a license, permit, or similar instrument enabling it to do so. Additionally, a TRS that employs individuals working at a qualified lodging facility outside the United States will not be considered to operate or manage a qualified lodging facility located outside of the United States, as long as an “eligible independent contractor” is responsible for the daily supervision and direction of such individuals on behalf of the TRS pursuant to a management agreement or similar service contract. However, rent that we receive from a TRS with respect to any property will qualify as “rents from real property” as long as the property is a “qualified lodging facility” and such property is operated on behalf of the TRS by a person from whom we derive no income who is adequately compensated, who does not, directly or through its stockholders, own more than 35% of our shares, taking into account certain ownership attribution rules, and who is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” for any person unrelated to us and the TRS lessee (an “eligible independent contractor”). A “qualified lodging facility” is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A “qualified lodging facility” includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners. See “—Taxable REIT Subsidiaries.”

Our TRS lessees will engage Marriott, Hilton and other independent third-party hotel managers that qualify as “eligible independent contractors” to operate the related hotels on behalf of such TRS lessees.

A third requirement for qualification of our rent as “rents from real property” is that the rent attributable to the personal property leased in connection with the lease of a hotel must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a hotel is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the hotel at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each hotel, we believe either that the personal property ratio is less than 15% or that any income attributable to excess personal property will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the IRS would not challenge our calculation of a personal property ratio or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 95% or 75% gross income test and thus lose our REIT status.

A fourth requirement for qualification of our rent as “rents from real property” is that, other than within the 1% de minimis exception described above (i.e., we may provide a minimal amount of “non-customary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property) and other than through a TRS, we cannot furnish or render noncustomary services to the tenants of our hotels, or manage or operate our hotels, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. Provided that the percentage leases are respected as true leases, we should satisfy that requirement, because the Partnerships will not perform any services other than customary services for Ashford Prime TRSs. Furthermore, we have represented that, with respect to other hotel properties that we acquire in the future, we will not perform noncustomary services for Ashford Prime TRSs.

If a portion of our rent from a hotel does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT status. If, however, the rent from a particular hotel does not qualify as “rents from real property” because either (1) the percentage rent is considered based on the income or profits of the related lessee, (2) the lessee is a related party tenant other than a TRS, or (3) we furnish noncustomary services to the tenants of the hotel, or manage or operate the hotel, other than through a qualifying independent contractor or a TRS, none of the rent from that hotel would qualify as “rents from real property.”

In that case, we likely would be unable to satisfy either the 75% or 95% gross income test and, as a result, would lose our REIT status. However, in either situation, we may still qualify as a REIT if the relief described below under “—Failure to Satisfy Gross Income Tests” is available to us.

In addition to the rent, the Ashford Prime TRSs are required to pay to the Partnerships certain additional charges. To the extent that such additional charges represent either (1) reimbursements of amounts that the Partnerships are obligated to pay to third parties or (2) penalties for nonpayment or late payment of such amounts, such charges should qualify as “rents from real property.” However, to the extent that such charges represent interest that is accrued on the late payment of the rent or additional charges, such charges will not qualify as “rents from real property,” but instead should be treated as interest that qualifies for the 95% gross income test.

Interest. The term “interest,” as defined for purposes of both the 75% and 95% gross income tests, generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, interest generally includes the following: (i) an amount that is based on a fixed percentage or percentages of receipts or sales, and (ii) an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT. Furthermore, to the extent that interest from a loan that is based on the residual cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision,” income attributable to such participation feature will be treated as gain from the sale of the secured property.

Dividends. Our share of any dividends received from any corporation (including any TRS, but excluding any REIT) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends or other distributions received from any other REIT in which we own an equity interest will be qualifying income for purposes of both gross income tests.

COD Income. From time-to-time, we and our subsidiaries may recognize COD income in connection with repurchasing debt at a discount. COD income is excluded from gross income for purposes of both the 95% gross income test and the 75% gross income test.

Foreign Currency Gain. Certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” is excluded from gross income for purposes of the 75% gross income test. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or on interest in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT. “Passive foreign exchange gain” is excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations. Because passive foreign exchange gain includes real estate foreign exchange gain, real estate foreign exchange gain is excluded from gross income for purposes of both the 75% and 95% gross income tests. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as nonqualifying income for purposes of both the 75% and 95% gross income tests.

Prohibited Transactions. A REIT will incur a 100% tax on the net income (including foreign currency gain) derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends on the facts and circumstances in effect from time to time, including those related to a particular asset. We believe that none of the assets owned by the Partnerships is held primarily for sale to customers and that a sale of any such asset would not be to a customer in the ordinary course of the owning entity’s business. There are safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot provide assurance, however, that we can comply with such safe-harbor provisions or that the Partnerships will avoid owning property that may be characterized as property held “primarily for sale to customers in the ordinary course of a trade or business.”

Foreclosure Property. We will be subject to tax at the maximum corporate rate on any income (including foreign currency gain) from foreclosure property, other than income that would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of such income. However, gross income from such foreclosure property will qualify for purposes of the 75% and 95% gross income tests. “Foreclosure property” is any real property, including interests in real property, and any personal property incident to such real property:

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that is acquired by a REIT as the result of such REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on an indebtedness that such property secured;

•	for which the related loan or lease was acquired by the REIT at a time when the REIT had no intent to evict or foreclose or the REIT did not know or have reason to know that default would occur; and

•	for which such REIT makes a proper election to treat such property as foreclosure property.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property with respect to a REIT at the end of the third taxable year following the taxable year in which the REIT acquired such property, or longer if an extension is granted by the Secretary of the Treasury. The foregoing grace period is terminated and foreclosure property ceases to be foreclosure property on the first day:

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on which a lease is entered into with respect to such property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

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on which any construction takes place on such property, other than completion of a building, or any other improvement, where more than 10% of the construction of such building or other improvement was completed before default became imminent; or

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which is more than 90 days after the day on which such property was acquired by the REIT and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

As a result of the rules with respect to foreclosure property, if a lessee defaults on its obligations under a percentage lease, we terminate the lessee’s leasehold interest, and we are unable to find a replacement lessee for the hotel within 90 days of such foreclosure, gross income from hotel operations conducted by us from such hotel would cease to qualify for the 75% and 95% gross income tests unless we are able to hire an independent contractor to manage and operate the hotel. In such event, we might be unable to satisfy the 75% and 95% gross income tests and, thus, might fail to qualify as a REIT.

Hedging Transactions. From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, floors, options to purchase such items, futures and forward contracts. To the extent that we enter into hedging transactions, income arising from “clearly identified” hedging transactions that are entered into by the REIT in the normal course of business, either directly or through certain subsidiary entities, to manage the risk of interest rate movements, price changes, or currency fluctuations with respect to borrowings or obligations incurred or to be incurred by the REIT to acquire or carry real estate assets is excluded from the 95% income test and the 75% income test. In general, for a hedging transaction to be “clearly identified,” (A) the transaction must be identified as a hedging transaction before the end of the day on which it is entered into, and (B) the items or risks being hedged must be identified “substantially contemporaneously” with the hedging transaction, meaning that the identification of the items or risks being hedged must generally occur within 35 days after the date the transaction is entered into. Rules similar to those applicable to income from hedging transactions, discussed above, apply to income arising from transactions that are entered into by the REIT primarily to manage risk of currency fluctuations with respect to any item of income or gain included in the computation of the 95% income test or the 75% income test (or any property which generates such income or gain). We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT. The REIT income and asset rules may limit our ability to hedge loans or securities acquired as investments.

We may enter into derivative transactions to protect against risks not specifically associated with debt incurred to acquire qualified REIT assets. The REIT provisions of the Code limit our income and assets in each year from such derivative transactions. Failure to comply with the asset or income limitations within the REIT provisions of the Code could result in penalty taxes or loss of our REIT status. We may contribute non-qualifying derivatives into our TRSs to preserve our REIT status, which may result in any income from such transactions being subject to federal income taxation.

Failure to Satisfy Gross Income Tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet such tests is due to reasonable cause and not due to willful neglect; and

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following our identification of the failure to meet one or both gross income tests for a taxable year, a description of each item of our gross income included in the 75% or 95% gross income tests is set forth in a schedule for such taxable year filed as specified by Treasury regulations.

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “—Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.

Asset Tests

To maintain our qualification as a REIT, we also must satisfy the following asset tests at the close of each quarter of each taxable year:

•	First, at least 75% of the value of our total assets must consist of:

–	cash or cash items, including certain receivables;

–	government securities;

–	interests in real property, including leaseholds and options to acquire real property and leaseholds;

–	interests in mortgages on real property;

–	stock in other REITs; and

–	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five-year term.

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Second, except with respect to a TRS, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.

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Third, except with respect to a TRS, of our investments not included in the 75% asset class, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities, or the 10% vote test or the 10% value test, respectively.

•	Fourth, no more than 25% of the value of our total assets may consist of the securities of one or more TRSs.

For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS, or equity interests in a partnership.

For purposes of the 10% value test, the term “securities” does not include:

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“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any controlled TRS (i.e., a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock) hold non-“straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

–	a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

–	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

•	Any loan to an individual or an estate.

•	Any “section 467 rental agreement,” other than an agreement with a related party tenant.

•	Any obligation to pay “rents from real property.”

•	Certain securities issued by governmental entities.

•	Any security issued by a REIT.

•	Any debt instrument of an entity treated as a partnership for federal income tax purposes to the extent of our interest as a partner in the partnership.

•

Any debt instrument of an entity treated as a partnership for federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “—Income Tests.”

For purposes of the 10% value test, our proportionate share of the assets of a partnership is our proportionate interest in any securities issued by the partnership, without regard to the securities described in the last two bullet points above.

We will monitor the status of our assets for purposes of the various asset tests and will seek to manage our assets to comply at all times with such tests. There can be no assurances, however, that we will be successful in this effort. In this regard, to determine our compliance with these requirements, we will need to estimate the value of the real estate securing our mortgage loans at various times. In addition, we will have to value our investment in our other assets to ensure compliance with the asset tests. Although we will seek to be prudent in making these estimates, there can be no assurances that the IRS might not disagree with these determinations and assert that a different value is applicable, in which case we might not satisfy the 75% and the other asset tests and would fail to qualify as a REIT. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT qualification if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•

the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

In the event that we violate the second or third asset tests described above at the end of any calendar quarter, we will not lose our REIT qualification if (i) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (ii) we dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identified such failure. In the event of a more than de minimis failure of any of the asset tests, as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we (i) dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identified such failure, (ii) file a schedule with the IRS describing the assets that caused such failure in accordance with regulations promulgated by the Secretary of Treasury and (iii) pay a tax equal to the greater of $50,000 or the highest rate of federal corporate income tax (currently 35%) of the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

Distribution Requirements

Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

•

the sum of (1) 90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain, and (2) 90% of our after-tax net income, if any, from foreclosure property; minus

•	the sum of certain items of non-cash income.

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for such year and pay the distribution on or before the first regular dividend payment date after such declaration. Any dividends declared in the last three months of the taxable year, payable to stockholders of record on a specified date during such period, will be treated as paid on December 31 of such year if such dividends are distributed during January of the following year.

We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to our stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following such calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year;

•	95% of our REIT capital gain income for such year; and

•	any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distributed. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See “—Taxation of Taxable U.S. Holders of Stock—Distributions.” If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements.

It is possible that, from time to time, we may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses, and (2) the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, under some of the percentage leases, the percentage rent is not due until after the end of the calendar quarter. In that case, we still would be required to recognize as income the excess of the percentage rent over the base rent paid by the lessee in the calendar quarter to which such excess relates. In addition, we may not deduct recognized net capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common or preferred shares.

We may satisfy the REIT annual distribution requirements by making taxable distributions of our stock. The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in stock as dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for federal income tax purposes. Those rulings may be relied upon only by taxpayers to whom they were issued, but we could request a similar ruling from the IRS. Accordingly, it is unclear whether and to what extent we will be able to make taxable dividends payable in cash and stock. We currently do not intend to pay taxable dividends payable in cash and stock.

In order for distributions to be counted towards our distribution requirement and to give rise to a tax deduction by us, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class and is in accordance with the preferences among different classes of stock as set forth in the organizational documents

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

To avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding shares of stock. We intend to comply with such requirements.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “—Income Tests” and “—Asset Tests.”

If we were to fail to qualify as a REIT in any taxable year, and no relief provision applied, we would be subject to federal income tax on our taxable income at regular corporate rates and any applicable alternative minimum tax. In calculating our taxable income in a year in which we failed to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in such year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders would be taxable as regular corporate dividends. Subject to certain limitations of the federal income tax laws, corporate stockholders might be eligible for the dividends received deduction and individual and certain non-corporate trust and estate stockholders may be eligible for a reduced maximum U.S. federal income tax rate of 20% on such dividends. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Holders of Stock

The term “U.S. holder” means a holder of our common stock that for U.S. federal income tax purposes is a “U.S. person.” A U.S. person means:

•	a citizen or resident of the United States;

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any of its states, or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor regarding the consequences of the purchase, ownership and disposition of our common stock by the partnership.

Distributions

As long as we qualify as a REIT, (1) a taxable U.S. holder of our common stock must report as ordinary income distributions that are made out of our current or accumulated earnings and profits and that we do not designate as capital gain dividends or retained long-term capital gain, and (2) a corporate U.S. holder of our common stock will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid to a U.S. holder generally will not qualify for a maximum federal income tax rate of 20% for “qualified dividend income.” Qualified dividend income generally includes dividends from most U.S. corporations but does not generally include REIT dividends. As a result, our ordinary REIT dividends generally will continue to be taxed at the higher tax rate applicable to ordinary income. Currently, the highest marginal individual federal income tax rate on ordinary income is 39.6%. However, the maximum federal income tax rate of 20% for qualified dividend income will apply to our ordinary REIT dividends, if any, that are (1) attributable to dividends received by us from non-REIT corporations, such as our TRSs, and (2) attributable to income upon which we have paid corporate federal income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our stock becomes ex-dividend. Individuals, trusts and estates whose income exceeds certain thresholds are also subject to a 3.8% Medicare tax on dividends received from us.

A U.S. holder generally will report distributions that we designate as capital gain dividends as long-term capital gain without regard to the period for which the U.S. holder has held our stock. A corporate U.S. holder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay federal income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. holder would be taxed on its proportionate share of our undistributed long-term capital gain, to the extent that we designate such amount in a timely notice to such holder. The U.S. holder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. holder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

To the extent that we make a distribution in excess of our current and accumulated earnings and profits, such distribution will not be taxable to a U.S. holder to the extent that it does not exceed the adjusted tax basis of the U.S. holder’s stock. Instead, such distribution will reduce the adjusted tax basis of such stock. To the extent that we make a distribution in excess of both our current and accumulated earnings and profits and the U.S. holder’s adjusted tax basis in its stock, such stockholder will recognize long-term capital gain, or short-term capital gain if the stock has been held for one year or less. The IRS has ruled that if total distributions for two or more classes of stock are in excess of current and accumulated earnings and profits, dividends must be treated as having been distributed to those stockholders having a priority under the corporate charter before any distribution to stockholders with lesser priority. If we declare a dividend in October, November, or December of any year that is payable to a U.S. holder of record on a specified date in any such month, such dividend shall be treated as both paid by us and received by the U.S. holder on December 31 of such year, provided that we actually pay the dividend during January of the following calendar year.

Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, we would carry over such losses for potential offset against our future income generally. Taxable distributions from us and gain from the disposition of our stock will not be treated as passive activity income, and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of the stock generally will be treated as investment income for purposes of the investment interest limitations.

We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Disposition of Common Stock

In general, a U.S. holder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our common stock as long-term capital gain or loss if the U.S. holder has held the stock for more than one year and otherwise as short-term capital gain or loss. However, a U.S. holder must treat any loss upon a sale or exchange of stock held by such stockholder for six months or less as a long-term capital loss to the extent of any actual or deemed distributions from us that such U.S. holder previously has characterized as long-term capital gain. All or a portion of any loss that a U.S. holder realizes upon a taxable disposition of the stock may be disallowed if the U.S. holder purchases the same type of stock within 30 days before or after the disposition.

A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. In general, a U.S. holder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. holder’s adjusted tax basis. A U.S. holder’s adjusted tax basis generally will equal the U.S. holder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. holder (discussed above) less tax deemed paid on such gains and reduced by any returns of capital. The highest marginal individual federal income tax rate is currently 39.6%. In general, the maximum federal income tax rate on long-term capital gain applicable to non-corporate taxpayers is 20% for sales and exchanges of assets held for more than one year. The maximum federal income tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain, not otherwise treated as ordinary, would have been treated as ordinary income if the property were “section 1245 property.” In addition, individuals, trusts and estates whose income exceeds certain thresholds are also subject to a 3.8% Medicare tax on gain from the sale of our common stock. With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate stockholders at a 20% or 25% federal income tax rate. Thus, the federal income tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay federal income tax on its net capital gain at ordinary corporate federal income tax rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Information Reporting Requirements and Backup Withholding

We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 28% with respect to distributions unless such holder:

•	comes within certain exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us. See “—Taxation of Non-U.S. Holders of Stock.”

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the IRS has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income, provided that the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute unrelated business taxable income. However, if a tax-exempt stockholder were to finance its acquisition of our stock with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, if we are a “pension-held REIT,” a qualified employee pension or profit sharing trust that owns more than 10% of our shares of stock is required to treat a percentage of the dividends that it receives from us as unrelated business taxable income. That percentage is equal to the gross income that we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our shares of stock only if:

•	the percentage of our dividends that the tax-exempt trust would be required to treat as unrelated business taxable income is at least 5%;

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we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our stock in proportion to their actuarial interests in the pension trust (see “—Taxation of Our Company—Requirements for Qualification”); and

•

either (1) one pension trust owns more than 25% of the value of our stock or (2) a group of pension trusts individually holding more than 10% of the value of our stock collectively owns more than 50% of the value of our stock.

Taxation of Non-U.S. Holders of Stock

The rules governing U.S. federal income taxation of non-U.S. holders of our common stock are complex. A “non-U.S. holder” means a holder that is not a U.S. holder, as defined above, and is not an entity treated as a partnership for U.S. federal income tax purposes. We urge non-U.S. holders to consult their tax advisors to determine the impact of federal, state, and local income tax laws on ownership of our common stock, including any reporting requirements.

The portion of a distribution that is received by a non-U.S. holder that we cannot designate as a capital gain dividend and that is payable out of our current or accumulated earnings and profits will be subject to U.S. income tax withholding at the rate of 30% on the gross amount of any such distribution paid unless either:

•	a lower treaty rate applies and the non-U.S. holder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us; or

•	the non-U.S. holder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

If a distribution is treated as effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. holders are taxed with respect to such distributions. A non-U.S. holder that is a corporation also may be subject to the 30% branch profits tax with respect to a distribution treated as effectively connected with its conduct of a U.S. trade or business, unless reduced or eliminated by a tax treaty.

Except as described in the following paragraph, a non-U.S. holder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted basis of its stock. Instead, the excess portion of such distribution will reduce the adjusted basis of such stock. A non-U.S. holder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its stock, if the non-U.S. holder otherwise would be subject to tax on gain from the sale or disposition of its stock, as described below. If we cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we will treat the entire amount of any distribution as a taxable dividend. However, a non-U.S. holder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

If our stock constitutes a United States real property interest, as defined below, unless we are a “domestically-controlled REIT,” as defined below or the distribution is with respect to a class of our stock regularly traded on an established securities market located in the United States the distribution will give rise to gain from the sale or exchange of such stock, the tax treatment of which is described below and, we must withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we may withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

For any year in which we qualify as a REIT, a non-U.S. holder may incur tax on distributions that are attributable (or deemed so attributable pursuant to applicable Treasury regulations) to gain from our sale or exchange of “United States real property interests” under special provisions of the federal income tax laws referred to as “FIRPTA.” The term “United States real property interests” includes certain interests in real property and stock in corporations at least 50% of whose assets consists of interests in real property. Under those rules, a non-U.S. holder is taxed on distributions attributable (or deemed attributable) to gain from sales of United States real property interests as if such gain were effectively connected with a United States business of the non-U.S. holder. A non-U.S. holder thus would be taxed on such a distribution at the normal rates, including applicable capital gains rates, applicable to U.S. holders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate holder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. Except as described below with respect to regularly traded stock, we must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. holder may receive a credit against its tax liability for the amount we withhold. Any distribution with respect to any class of stock which is regularly traded on an established securities market located in the United States, will not be treated as gain recognized from the sale or exchange of a United States real property interest if the non-U.S. holder did not own more than 5% of such class of stock at any time during the one-year period preceding the date of the distribution. As a result, non-U.S.

holders generally will be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. We anticipate that our common stock will be regularly traded on an established securities market in the United States following the separation and distribution. If our common stock is not regularly traded on an established securities market in the United States or the non-U.S. holder owned more than 5% of our common stock at any time during the one-year period preceding the date of the distribution, capital gain distributions that are attributable to our sale of real property would be subject to tax under FIRPTA, as described above. Moreover, if a non-U.S. holder disposes of our common stock during the 30-day period preceding the ex-dividend date of a dividend, and such non-U.S. holder (or a person related to such non-U.S. holder) acquires or enters into a contract or option to acquire our common stock within 61 days of the first day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a United States real property interest capital gain to such non-U.S. holder, then such non-U.S. holder will be treated as having United States real property interest capital gain in an amount that, but for the disposition, would have been treated as United States real property interest capital gain.

Any distribution that is made by a REIT that would otherwise be subject to FIRPTA because the distribution is attributable to the disposition of a United States real property interest shall retain its character as FIRPTA income when distributed to any regulated investment company or other REIT, and shall be treated as if it were from the disposition of a United States real property interest by that regulated investment company or other REIT.

Non-U.S. holders could incur tax under FIRPTA with respect to gain realized upon a disposition of our common stock if we are a United States real property holding corporation during a specified testing period. If at least 50% of a REIT’s assets are United States real property interests, then the REIT will be a United States real property holding corporation. We anticipate that we will be a United States real property holding corporation based on our investment strategy. However, if we are a United States real property holding corporation, a non-U.S. holder generally will not incur tax under FIRPTA with respect to gain realized upon a disposition of our stock as long as we are a “domestically-controlled REIT.” A domestically-controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares are held directly or indirectly by non-U.S. holders. We cannot assure you that that test will be met. However, a non-U.S. holder that owned, actually or constructively, 5% or less of our stock at all times during a specified testing period will not incur tax under FIRPTA with respect to any such gain if the stock is “regularly traded” on an established securities market. As noted above, we anticipate that our common stock will be regularly traded on an established securities market immediately following the separation and distribution. If the sale, exchange or other taxable disposition of our common stock were subject to taxation under FIRPTA, and if shares of the applicable class of our common stock were not “regularly traded” on an established securities market, the purchaser of such common stock would be required to withhold and remit to the IRS 10% of the purchase price. If the gain on the sale of the stock were taxed under FIRPTA, a non-U.S. holder would be taxed in the same manner as U.S. holders with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non-U.S. holder generally will incur tax on gain not subject to FIRPTA if (1) the gain is effectively connected with the non-U.S. holder’s U.S. trade or business, in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, or (2) the non-U.S. holder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. holder will incur a 30% tax on his capital gains.

If we are a domestically controlled qualified investment entity and a non-U.S. holder disposes of our stock during the 30-day period preceding a dividend payment, and such non-U.S. holder (or a person related to such non-U.S. holder) acquires or enters into a contract or option to acquire our stock within 61 days of the first day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a United States real property interest capital gain to such non-U.S. holder, then such non-U.S. holder shall be treated as having United States real property interest capital gain in an amount that, but for the disposition, would have been treated as United States real property interest capital gain.

Information Reporting Requirements and Backup Withholding

Generally, information reporting will apply to payments of distributions on our stock, and backup withholding may apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding unless the non-U.S. holder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the stockholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. holder of our stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes or a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, information reporting generally will apply unless the broker has documentary evidence as to the non-U.S. holder’s foreign status and has no actual knowledge to the contrary. Any amount withheld under the backup withholding rules from a payment to a stockholder will be allowed as a credit against such stockholder’s U.S. federal income tax liability (which might entitle such stockholder to a refund), provided that the required information is furnished to the IRS.

Applicable Treasury Regulations provide presumptions regarding the status of stockholders when payments to the stockholders cannot be reliably associated with appropriate documentation provided to the payer. Because the application of these Treasury Regulations varies depending on the stockholder’s particular circumstances, you are urged to consult your tax advisor regarding the information reporting requirements applicable to you.

Foreign Accounts Tax Compliance Act Withholding

Pursuant to the Foreign Account Tax Compliance Act, or FATCA, foreign financial institutions (which include most foreign hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles) and certain other foreign entities must comply with new information reporting rules with respect to their U.S. account holders and investors or be subject to a new withholding tax on U.S.-source payments made to them (whether received as a beneficial owner or as an intermediary for another party). A foreign financial institution or other foreign entity that does not comply with the FATCA reporting requirements will generally be subject to a new 30% withholding tax on “withholdable payments.” For this purpose, withholdable payments generally include U.S.-source payments (including U.S.-source dividends), as well as the entire gross proceeds from a sale of equity or debt instruments of issuers who are considered U.S. issuers under the FATCA rules. The new FATCA withholding tax will apply even if the payment would otherwise not be subject to U.S. nonresident withholding tax (e.g., because it is capital gain). Applicable Treasury regulations and IRS administrative guidance defer this FATCA withholding obligation until no earlier than July 1, 2014 for payments of dividends on our common stock and until January 1, 2017 for gross proceeds from dispositions of our common stock. We will not pay additional amounts in respect of amounts withheld.

Tax Aspects of Our Investments in the Partnerships

The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in the Partnerships. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships. We are entitled to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses only if such Partnership is classified for federal income tax purposes as a partnership (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member), rather than as a corporation or an association taxable as a corporation. An organization with at least two owners or members will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

•	is treated as a partnership under Treasury regulations relating to entity classification (the “check-the-box regulations”); and

•	is not a “publicly-traded” partnership.

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. Each Partnership intends to be classified as a partnership (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member) for federal income tax purposes, and no Partnership will elect to be treated as an association taxable as a corporation under the check-the-box regulations.

A publicly-traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly-traded partnership will not, however, be treated as a corporation for any taxable year if 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents (which includes rents that would be qualifying income for purposes of the 75% gross income test, with certain modifications that make it easier for the rents to qualify for the 90% passive income exception), gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”).

Treasury regulations (the “PTP regulations”) provide limited safe harbors from the definition of a publicly-traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. We anticipate that each Partnership will qualify for the private placement exclusion.

We have not requested, and do not intend to request, a ruling from the IRS that the Partnerships will be classified as partnerships (or disregarded entities, if the entity has only one owner or member) for federal income tax purposes. If for any reason a Partnership were taxable as a corporation, rather than as a partnership or a disregarded entity, for federal income tax purposes, we likely would not be able to qualify as a REIT. See “—Taxation of Our Company—Income Tests” and “—Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “—Taxation of Our Company—Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and Their Partners

Partners, Not the Partnerships, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from such Partnership.

Partnership Allocations. Although a partnership agreement generally will determine the allocation of income, gains, losses, deductions, and credits among partners, such allocations will be disregarded for federal income tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gains, losses, deductions, and credits are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

Tax Allocations With Respect to Partnership Properties. Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution (the “704(c) Allocations”). The amount of the unrealized gain or unrealized loss (“built-in gain” or “built-in loss”) is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Any property purchased for cash initially will have an adjusted tax basis equal to its fair market value, resulting in no book-tax difference. A book-tax difference generally is decreased on an annual basis as a result of depreciation deductions to the contributing partner for book purposes but not for tax purposes. The 704(c) Allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. In connection with the separation and distribution, appreciated property will be acquired by our operating partnership or one of its subsidiaries in exchange for common units. Our operating partnership will have a carryover, rather than a fair market value, adjusted tax basis in such contributed assets equal to the adjusted tax basis of the contributors in such assets, resulting in a book-tax difference. As a result of that book-tax difference, we will have a lower adjusted tax basis with respect to that portion of our operating partnership’s assets than we would have with respect to assets having a tax basis equal to fair market value at the time of acquisition. This will result in lower depreciation deductions with respect to the portion of our operating partnership’s assets attributable to such contributions, which could cause us to be allocated tax gain in excess of book gain in the event of a property disposition.

The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods. Under certain available methods, the carryover basis of contributed properties in the hands of our operating partnership (1) could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all contributed properties were to have a tax basis equal to their fair market value at the time of the contribution and (2) in the event of a sale of such properties, could cause us to be allocated taxable gain in excess of the economic or book gain allocated to us as a result of such sale, with a corresponding benefit to the contributing partners. An allocation described in (2) above might cause us to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which may adversely affect our ability to comply with the REIT distribution requirements and may result in a greater portion of our distributions being taxed as dividends. We have not yet decided what method our operating partnership will use to account for book-tax differences.

Basis in Partnership Interest. Our adjusted tax basis in our partnership interest in the operating partnership generally is equal to:

•	the amount of cash and the basis of any other property contributed by us to the operating partnership;

•	increased by our allocable share of the operating partnership’s income and gains and our allocable share of indebtedness of the operating partnership; and

•

reduced, but not below zero, by our allocable share of the operating partnership’s losses, deductions and credits and the amount of cash distributed to us, and by constructive distributions resulting from a reduction in our share of indebtedness of the operating partnership.

If the allocation of our distributive share of the operating partnership’s loss would reduce the adjusted tax basis of our partnership interest in the operating partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce our adjusted tax basis below zero. To the extent that the operating partnership’s distributions, or any decrease in our share of the indebtedness of the operating partnership, which is considered a constructive cash distribution to the partners, reduce our adjusted tax basis below zero, such distributions will constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

Depreciation Deductions Available to our Operating Partnership. To the extent that our operating partnership acquires its hotels in exchange for cash, its initial basis in such hotels for federal income tax purposes generally was or will be equal to the purchase price paid by our operating partnership. Our operating partnership’s initial basis in hotels acquired in exchange for units in our operating partnership should be the same as the transferor’s basis in such hotels on the date of acquisition by our operating partnership. Although the law is not entirely clear, our operating partnership generally will depreciate such depreciable hotel property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. Our operating partnership’s tax depreciation deductions will be allocated among the partners in accordance with their respective interests in our operating partnership, except to the extent that our operating partnership is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed properties that results in our receiving a disproportionate share of such deductions.

Sale of a Partnership’s Property

Generally, any gain realized by us or a Partnership on the sale of property held for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain or loss recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners who contributed such properties to the extent of their built-in gain or loss on those properties for federal income tax purposes. The partners’ built-in gain or loss on such contributed properties will equal the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution. Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

Our share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See “—Taxation of Our Company—Income Tests.” We, however, do not presently intend to acquire or hold or to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such Partnership’s trade or business.

Taxable REIT Subsidiaries

As described above, we will initially own 100% of the stock of one TRS, which has three subsidiaries one of which is a TRS, and an indirect interest in another TRS that has TRS subsidiaries. A TRS is a fully taxable corporation for which a TRS election is properly made. A TRS may lease hotels from us under certain circumstances, provide services to our tenants, and perform activities unrelated to our tenants, such as third-party management, development, and other independent business activities. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 25% of the value of our assets may consist of securities of one or more TRSs, and no more than 25% of the value of our assets may consist of the securities of TRSs and other assets that are not qualifying assets for purposes of the 75% asset test.

A TRS may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated. However, rents received by us from a TRS pursuant to a hotel lease will qualify as “rents from real property” as long as the hotel is operated on behalf of the TRS by a person who satisfies the following requirements:

•	such person is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” for any person unrelated to us and the TRS;

•	such person does not own, directly or indirectly, more than 35% of our stock;

•	no more than 35% of such person is owned, directly or indirectly, by one or more persons owning 35% or more of our stock; and

•	we do not directly or indirectly derive any income from such person.

A “qualified lodging facility” is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A “qualified lodging facility” includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners.

The TRS rules limit the deductibility of interest paid or accrued by a TRS to us to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and us or our tenants that are not conducted on an arm’s-length basis. We intend that all of our transactions with any TRS that we form will be conducted on an arm’s-length basis, but there can be no assurance that we will be successful in this regard.

We have formed and made a timely election with respect to our TRSs, which lease each of our properties not owned by a TRS. Additionally, we may form or acquire additional TRSs in the future.

State and Local Taxes

We and/or you may be subject to state and local tax in various states and localities, including those states and localities in which we or you transact business, own property, or reside. The state and local tax treatment in such jurisdictions may differ from the federal income tax treatment described above. Consequently, you should consult your own tax advisor regarding the effect of state and local tax laws upon an investment in our common stock.

Legislative or Other Actions Affecting REITs

The present federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department which may result in statutory changes as well as revisions to regulations and interpretations. Additionally, several of the tax considerations described herein are currently under review and are subject to change. Prospective stockholders are urged to consult with their own tax advisors regarding the effect of potential changes to the federal tax laws on an investment in our common stock.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form 10 with the SEC, of which this information statement forms a part, with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

As a result of the distribution, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC, which will be available on the Internet website maintained by the SEC at www.sec.gov.

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma combined consolidated financial statements as of and for the three months ended March 31, 2013 and for the year ended December 31, 2012 have been derived from the historical (i) consolidated financial statements of Ashford Hospitality Prime, Inc. and subsidiaries (“Ashford Prime”), (ii) combined consolidated financial statements of The Ashford Hospitality Prime Hotels (the “Hotel Group”), (iii) financial statements of the Pier House Joint Venture, and (iv) combined financial statements of the Ashford Crystal Gateway Hotel.

The pro forma adjustments give effect to the following separate transactions:

•	the historical financial results of the Hotel Group;

•	the contribution of $ million of capital for common units of limited partnership interests (“common units”) in Ashford Hospitality Prime Limited Partnership (the “Ashford Prime OP”);

•

the completion of the separation and distribution, including the distribution of Ashford Prime’s common stock to stockholders of Ashford Hospitality Trust, Inc. (“Ashford Trust”) and the related transfer to Ashford Prime from Ashford Trust of Ashford Trust’s taxable REIT subsidiaries, that lease Ashford Prime’s hotels; and

•	the exercise of the options to acquire Pier House Resort and Crystal Gateway Marriott as we consider it probable that the options will be exercised.

The unaudited pro forma combined consolidated balance sheet as of March 31, 2013 is presented to reflect adjustments to Ashford Hospitality Prime, Inc. and subsidiaries’ consolidated balance sheet as if the separation and distribution offering and the related transactions were completed on March 31, 2013. The unaudited pro forma combined consolidated statements of operations for the three months ended March 31, 2013 and the year ended December 31, 2012 are presented as if the separation and distribution and the related transactions were completed on January 1, 2012.

The following unaudited pro forma financial statements should be read in conjunction with (i) Ashford Hospitality Prime, Inc. and subsidiaries’ consolidated balance sheet as of April 8, 2013 and the notes thereto, (ii) the Hotel Group’s historical combined consolidated financial statements as of March 31, 2013 and December 31, 2012 and 2011, and for the three months ended March 31, 2013 and 2012 and the three years ended December 31, 2012, 2011 and 2010, and the notes thereto appearing elsewhere in this report, (iii) the Pier House Joint Venture’s historical financial statements as of March 31, 2013 and December 31, 2012 and 2011, and for the three months ended March 31, 2013 and 2012 and the years ended December 31, 2012 and 2011, and the notes thereto appearing elsewhere in this report and (iv) the Ashford Crystal Gateway’s historical combined financial statements as of March 31, 2013 and December 31, 2012 and 2011, and for the three months ended March 31, 2013 and 2012 and the three years ended December 31, 2012, 2011 and 2010, and the notes thereto appearing elsewhere in this report. We have based the unaudited pro forma adjustments on available information and assumptions that we believe are reasonable. The following unaudited pro forma combined consolidated financial statements are presented for informational purposes only and are not necessarily indicative of what our actual financial position would have been as of March 31, 2013 assuming the separation and distribution and the related transactions had been completed on March 31, 2013 or what actual results of operations would have been for the three months ended March 31, 2013 and the year ended December 31, 2012 assuming the separation and distribution and the related transactions had been completed on January 1, 2012, nor are they indicative of future results of operations or financial condition and should not be viewed as indicative of future results of operations or financial condition.

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET

March 31, 2013

(in thousands)

	Ashford Hospitality Prime, Inc. Historical Consolidated(A)	Hotel Group Combined Consolidated(B)		Separation Adjustments		Sub-total	Pier House Resort(C)	Crystal Gateway Marriott(D)		TRS Subsidiaries(F)	Pro Forma
Assets
Investment in hotel properties, net	$—	$770,158		$		$	$90,618	$232,500		—	$

Cash and cash equivalents	1	13,706			(E)		416	50		(3,000)
					(G)		(90,522)
					(H)
Restricted cash	—	6,421					366	1,920		—
Accounts receivable, net of allowance	—	9,470					373	2,966		—
Inventories	—	285					255	82		—
Notes receivable, net of allowance	—	8,098					—	—		—
Deferred costs, net	—	2,666					—	—		—
Prepaid expenses	—	2,610					1,591	374		—
Derivative assets	—	5					—	—		—
Other assets	—	1,835					—	—		3,000
Intangible asset, net	—	2,698					—	—		—
Due from third-party hotel managers	—	17,283					—	9,040		—

Total assets	$1	$835,235		$		$	$3,097	$246,932		—	$

Liabilities and Equity
Liabilities:
Indebtedness	$—	$627,685		$			$—	$119,624		—	$
Accounts payable and accrued expenses	—	16,227					1,385	3,197		—
Unfavorable management contract liabilities	—	593					—	6,553		—
Due to third-party hotel managers	—	671					—	—		—
Other liabilities	—	4,758					1,712	—		—

Total liabilities	$—	$649,934		$		$	$3,097	$129,374		—	$
Redeemable noncontrolling interest in operating partnership	—	37,396	(I)		(I)			117,558	(I)	—
Owner’s equity of the Company	1	186,978			(E)					—
		(37,396	)(I)		(G)					—
					(H)
					(I)
Noncontrolling interests in consolidated entities		(1,677)								—

Total equity	1	147,905					—	117,558		—

Total liabilities and equity	$1	$835,235		$		$	$3,097	$246,932		—	$

See Notes to Pro Forma Combined Consolidated Financial Statements.

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2012

(in thousands)

	Hotel Group Historical Combined Consolidated(AA)	Separation Adjustments		Sub-total	Pier House Resort(BB)		Crystal Gateway Marriott(CC)		Pro Forma
Revenue
Rooms	$160,811	$—		$160,811	$14,318		$34,750		$209,879
Food and beverage	50,784	—		50,784	2,997		14,928		68,709
Rental income from operating leases	—	—		—	—		—		—
Other	9,593	—		9,593	1,376		1,964		12,933

Total hotel revenue	221,188	—		221,188	18,691		51,642		291,521
Expenses:
Hotel operating expenses:
Rooms	37,001	—		37,001	2,102		7,892		46,995
Food and beverage	33,377	—		33,377	2,493		9,731		45,601
Other expense	59,013	—		59,013	864		13,956		73,833
Management fees	9,360	—		9,360	935		1,549		11,470
					(374	)(HH)

Total hotel expenses	138,751	—		138,751	6,020		33,128		177,899
Property taxes, insurance and other	10,236			10,236	7,059		2,596		19,891
Depreciation and amortization	29,549	—		29,549	1,489		5,836		41,537
					1,378	(II)	3,285	(II)
Transaction costs	—	—		—	—		—		—
Corporate general and administrative	10,846	—	(DD)	10,846	—		1,668		12,514
		—	(EE)
		—	(FF)

Total expenses	189,382	—		189,382	15,946		46,513		251,841

Operating income	31,806	—		31,806	2,745		5,129		39,680
Interest income	29	—		29	47		11		87
Interest expense and amortization of loan costs	(31,244)	—		(31,244)	(1,626)		(6,630)		(39,500)

Income (loss) before income taxes	591	—		591	1,166		(1,490)		267
Income tax expense	(4,384)	—		(4,384)	(165	)(JJ)	(1,303)		(5,268)
	—	—		—	—		584	(JJ)	—

Net income (loss)	(3,793)	—		(3,793)	1,001		(2,209)		(5,001)
(Income) loss from consolidated entities attributable to noncontrolling interest	(752)	—		(752)	—		—		(752)
(Income) loss attributable to redeemable noncontrolling interests in operating partnership	—	909	(GG)	909	(200	)(GG)	442	(GG)	1,151

Net income (loss) attributable to the Company	$(4,545)	$909		$(3,636)	$801		$(1,767)		$(4,602)

Basic outstanding shares	N/A
Basic EPS	N/A
Diluted outstanding shares	N/A
Diluted EPS	N/A

See Notes to Pro Forma Combined Consolidated Financial Statements.

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2013

(in thousands)

	Hotel Group Historical Combined Consolidated(AA)	Separation Adjustments		Sub-total	Pier House Resort(BB)		Crystal Gateway Marriott(CC)		Pro Forma
Revenue
Rooms	$38,618	$—		$38,618	$4,704		$8,277		$51,599
Food and beverage	13,094	—		13,094	856		3,581		17,531
Rental income from operating leases	—	—		—	—		—		—
Other	2,374	—		2,374	400		517		3,291

Total hotel revenue	54,086	—		54,086	5,960		12,375		72,421
Expenses:
Hotel operating expenses:
Rooms	9,506	—		9,506	507		2,027		12,040
Food and beverage	8,737	—		8,737	677		2,569		11,983
Other expense	14,255	—		14,255	237		3,117		17,609
Management fees	2,255	—		2,255	298		371		2,805
					(119	)(HH)

Total hotel expenses	34,753	—		34,753	1,600		8,084		44,437
Property taxes, insurance and other	2,927	—		2,927	1,845		690		5,462
Depreciation and amortization	7,450	—		7,450	373		1,115		10,447
					344	(II)	1,165	(II)
Corporate general and administrative	3,779	—	(DD)	3,779	—		580		4,359
		—	(EE)
		—	(FF)

Total expenses	48,909	—		48,909	4,162		11,634		64,705

Operating income	5,177	—		5,177	1,798		741		7,716
Interest income	10	—		10	—		2		12
Interest expense and amortization of loan costs	(7,892)	—		(7,892)	(423)		(1,618)		(9,933)
Write-off of loan costs and exit fees	(1,971)	—		(1,971)	—		—		(1,971)
Unrealized loss on derivatives	(31)	—		(31)	—		—		(31)

Income (loss) before income taxes	(4,707)	—		(4,707)	1,375		(875)		(4,207)
Income tax expense	(619)	—		(619)	(57	)(JJ)	(328)		(876)
	—	—		—	—		128	(JJ)	—

Net income (loss)	(5,326)	—		(5,326)	1,318		(1,075)		(5,083)
(Income) loss from consolidated entities attributable to noncontrolling interest	704	—		704	—		—		704
(Income) loss attributable to redeemable noncontrolling interests in operating partnership	—	924	(GG)	924	(288	)(GG)	215	(GG)	851

Net income (loss) attributable to the Company	$(4,622)	$924		$(3,698)	$1,030		$(860)		$(3,528)

Basic outstanding shares	N/A
Basic EPS	N/A
Diluted outstanding shares	N/A
Diluted EPS	N/A

See Notes to Pro Forma Combined Consolidated Financial Statements.

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

1.	Basis of Presentation

Ashford Hospitality Prime, Inc. (“Ashford Prime”) is a newly formed, externally-advised Maryland corporation that invests primarily in high RevPAR, luxury, upper-upscale and upscale hotels. Ashford Prime’s hotels will be located predominantly in domestic and international gateway markets. Concurrent with the separation and distribution, Ashford Prime will acquire interests in eight hotel properties, which Ashford Prime collectively refers to as its properties, and options to acquire Pier House Resort and Crystal Gateway Marriott, from Ashford Hospitality Limited Partnership (“Ashford Trust OP”).

Ashford Prime was formed as a Maryland corporation on April 5, 2013. Ashford Hospitality Prime Limited Partnership, Ashford Prime’s operating partnership (the “Ashford Prime OP”), was formed as a Delaware limited partnership on April 5, 2013. Ashford Prime OP General Partner LLC, a wholly-owned subsidiary of Ashford Prime, was formed as a Delaware limited liability company on April 5, 2013 and owns the general partnership interest in Ashford Prime OP. Ashford Prime OP Limited Partner LLC, a wholly-owned subsidiary of Ashford Prime, was formed as a Delaware limited liability company on April 5, 2013 and owns a limited partnership interest in Ashford Prime OP.

Ashford Prime has filed a Registration Statement on Form 10 with the Securities and Exchange Commission with respect to the separation and distribution. Upon completion of the separation and distribution, Ashford Prime expects its operations to be carried on through Ashford Prime OP. At such time, Ashford Prime will own indirectly     % of Ashford Prime OP and will have control of Ashford Prime OP, as determined under the consolidation rules of generally accepted accounting principles. Accordingly, Ashford Prime will consolidate the assets, liabilities and results of operations of Ashford Prime OP.

2.	Adjustments to Pro Forma Combined Consolidated Balance Sheet

The adjustments to the pro forma combined consolidated balance sheet as of March 31, 2013 are as follows:

(A)	Represents the historical consolidated balance sheet of Ashford Prime as of March 31, 2013. Ashford Prime was incorporated on April 5, 2013 and has had no activity since its inception other than the issuance of 100 shares of common stock for $10 per share that was initially funded with cash.

(B)	Represents the historical combined consolidated balance sheet of the Hotel Group as of March 31, 2013.

(C)	Represents the exercise of an option to acquire the Pier House Joint Venture as of March 31, 2013.

In connection with the separation and distribution, Ashford Prime will enter into an option agreement with Ashford Trust to acquire the Pier House Resort. Pursuant to the Pier House Resort option agreement, Ashford Prime will have an 18 month option to acquire the Pier House Resort. The purchase price for the Pier House Resort for the initial six month option period will be $90,618, which is the $90 million purchase price that Ashford Trust paid to acquire the property in May 2013 plus $618,000 of out of pocket costs Ashford Trust incurred in connection with the acquisition. The purchase price will increase by 1% during months six through twelve of the option period and an additional 1% during the final six months of the option period. The purchase price for the Pier House Resort is payable in cash or common units of Ashford Prime OP, at Ashford Trust’s option. For purposes of the unaudited pro forma combined consolidated financial statements, management has assumed the purchase price for the Pier House Resort will be $90,618, which management believes approximates fair value, and will be paid in cash. The purchase price has been allocated to the assets acquired and liabilities assumed on a preliminary basis using estimated fair value information currently available. Ashford Trust is in the process of evaluating the values assigned to land, buildings and improvements and furniture, fixtures and equipment. Thus, the balances recorded are subject to change and could result in adjustments.

Pier House Resort is recorded at acquisition cost and depreciated using the straight line method over the estimated useful lives of the assets (five years for furniture, fixtures and equipment, 39 years for building and improvements and 15 years for land improvements). The estimated allocation of the purchase price for the Pier House Resort is as follows:

Pier House Resort
Land	$40,778
Buildings and improvements	40,778
Furniture, fixtures and equipment	9,062

Allocated purchase price	$90,618

The following table reconciles the historical assets and liabilities of the Pier House Resort as of March 31, 2013 to the Pro Forma balances included in the Pro Forma Combined Consolidated Balance Sheet as of March 31, 2013:

	As of March 31, 2013
	Historical Pier House	Acquisition Adjustments			Pro Forma Pier House
Assets
Investment in hotel properties, net	$36,600	$54,018	(A	)	$90,618
Cash and cash equivalents	416	—	(B	)	416
Restricted cash	366	—	(B	)	366
Accounts receivable, net of allowance	373	—	(B	)	373
Inventories	255	—	(B	)	255
Deferred costs, net	60	(60)	(C	)	—
Prepaid expenses	1,591	—	(B	)	1,591
Other assets	3,288	(3,288)	(D	)	—

Total assets	$42,949	$50,670			$93,619

Liabilities
Indebtedness	$33,095	$(33,095)	(C	)	$—
Accounts payable and accrued expenses	1,385	—	(B	)	1,385
Other liabilities	1,712	—	(B	)	1,712

Total liabilities	$36,192	$(33,095)			$3,097

(i)	Represents the preliminary adjustment required to record step-up in hotel property to fair value.

(ii)	Assumes working capital at March 31, 2013 was acquired and approximates fair value.

(iii)	Represents adjustment required to remove indebtedness and associated deferred loan costs not assumed.

(iv)	Represents adjustment to remove Investment In Pooled Funds which was not acquired.

(D)	Represents the exercise of an option to acquire the Ashford Crystal Gateway as of March 31, 2013 and the assumption of $102.2 million in debt.

In connection with the separation and distribution, Ashford Prime will enter into an option agreement with Ashford Trust to acquire the Crystal Gateway Marriott. The Crystal Gateway Marriott option agreement will provide Ashford Prime with an option to acquire the Crystal Gateway Marriott from Ashford Trust beginning six months from the date of the separation and distribution and extending for 12 months from such date. The purchase price for this hotel will be equal to the fair market value at the time the option is exercised, based on an appraisal process. The purchase price for the Crystal Gateway Marriott is payable in common units of Ashford Prime OP only. For purposes of the unaudited pro forma combined consolidated financial statements, management has assumed the purchase price for the Crystal Gateway Marriott will be $232.5 million based on management’s estimate of current market value. We utilized several acceptable valuation methods including discounted cash flow analysis based on future expected operating results and a sales comparison approach for similar asset trades.

Additionally, we estimated that the preliminary fair value of the land is approximately 15% of the $232.5 million fair value based on current ad valorem tax value percentages. We assigned a preliminary value of 10% of the fair value to furniture, fixtures and equipment with the remaining preliminary value attributed to the building. Our preliminary estimate is that the current carrying value of the unfavorable contract liability of $6.5 million at March 31, 2013 approximates fair value as the current carrying value is based on current market rates. We also estimate that the fair value of the fixed rate debt exceeds the carrying value by $17.4 million based on Ashford Trust’s estimate of fair value, which was based on future cash flows discounted at current replacement rates. We estimate the carrying value of the working capital as of March 31, 2013 approximates fair value due to the short-term nature of these financial instruments.

Crystal Gateway Marriott is recorded at acquisition cost and depreciated using the straight line method over the estimated useful lives of the assets (five years for furniture, fixtures and equipment, 39 years for building and improvements and 15 years for land improvements). The allocation of purchase price for the Crystal Gateway Marriott is as follows:

Crystal Gateway Marriott
Land	$34,875
Buildings and improvements	174,375
Furniture, fixtures and equipment	23,250

Allocated purchase price	$232,500

The following table reconciles the historical assets and liabilities of the Crystal Gateway Marriott as of March 31, 2013 to the Pro Forma balances included in the Pro Forma Combined Consolidated Balance Sheet as of March 31, 2013:

	As of March 31, 2013
	Historical Gateway	Acquisition Adjustments			Pro Forma Gateway
Assets
Investment in hotel properties, net	$113,583	$118,917	(A	)	$232,500
Cash and cash equivalents	50	—	(B	)	50
Restricted cash	1,920	—	(B	)	1,920
Accounts receivable, net of allowance	2,966	—	(B	)	2,966
Inventories	82	—	(B	)	82
Deferred costs, net	481	(481)	(C	)	—
Prepaid expenses	374	—	(B	)	374
Other assets	2,564	(2,564)	(D	)	—
Due from third-party hotel managers	9,040	—	(B	)	9,040

Total assets	$131,060	$115,872			$246,932

Liabilities
Indebtedness	$102,224	$17,400	(C	)	$119,624
Accounts payable and accrued expenses	3,197	—	(B	)	3,197
Unfavorable management contract liabilities	6,553	—	(E	)	6,553

Total liabilities	$111,974	$17,400			$129,374

(i)	Represents the preliminary adjustment required to record step-up in hotel property to fair value.

(ii)	Assumes working capital at March 31, 2013 was acquired and approximates fair value.

(iii)	Represents the preliminary adjustment required to record the indebtedness at fair value and remove deferred loan costs not acquired.

(iv)	Represents the adjustment required to remove the deferred tax asset not acquired.

(v)	Represents the preliminary adjustment required to record the unfavorable management contract at fair value.
(E)	Reflects the contribution of $ million of capital by Ashford Trust in exchange for common units of Ashford Prime OP.

(F)	Reflects $3,000 to pay the acquisition cost to acquire three of Ashford Prime’s taxable REIT subsidiaries. The $3,000 acquisition cost reflects the estimated fair value of the assets acquired and liabilities assumed. The assets acquired and liabilities assumed are primarily working capital and does not include any real estate. The only intangibles are the lessee positions in real estate operating leases. The leases were entered into in 2013, therefore management believes they are at market.

(G)	Reflects an estimate of transaction costs related to the separation and distribution, including expenditures associated with (i) the attainment of lender consents to transfer Ashford Prime’s eight initial hotel properties from Ashford Trust OP to Ashford Prime OP, (ii) legal, accounting, tax and other advisory fees, (iii) transfer taxes, and (iv) other estimated expenses (e.g., acquisition costs related to the Pier House Resort and Crystal Gateway Marriott).

(H)	Reflects the redemption of 100 outstanding shares of common stock of Ashford Prime.

(I)	Reflects the ownership of common units of limited partnership of Ashford Prime OP by Ashford Trust OP.

3.	Adjustments to Pro Forma Combined Consolidated Statements of Operations

The adjustments to the pro forma combined consolidated statements of operations for the year ended December 31, 2012 and the three months ended March 31, 2013 are as follows:

(AA)	Represents the historical combined consolidated statements of operations of the Hotel Group for the year ended December 31, 2012 and the three months ended March 31, 2013.

(BB)	Represents the historical statements of operations of the Pier House Resort for the year ended December 31, 2012 and the three months ended March 31, 2013.

(CC)	Represents the historical combined statements of operations of the Crystal Gateway Marriott for the year ended December 31, 2012 and the three months ended March 31, 2013.

(DD)	Represents the base fee payable to Ashford Hospitality Advisors LLC, Ashford Prime’s external advisor, equal to 0.70% per annum of the total enterprise value of Ashford Prime, calculated as 0.70% of (i) the product of the number of shares of common stock outstanding upon completion of the separation and distribution and the related transactions, on a fully diluted basis and the volume weighted average price per share, plus (ii) the aggregate principal amount of Ashford Prime’s outstanding consolidated indebtedness (including Ashford Prime’s proportionate share of debt of any entity that is not consolidated but excluding Ashford Prime’s joint venture partners’ proportionate share of any consolidated debt), plus (iii) the liquidation value of the Company’s outstanding preferred equity.

(EE)	Represents elimination of allocated salaries and benefits, including stock-based compensation, per the terms of Ashford Prime’s advisory agreement with Ashford Hospitality Advisors LLC.

(FF)	Represents reimbursement to the external advisor for certain expenses, including employment and travel expenses of employees of Ashford Prime’s external advisor providing internal audit services, as specified in the Advisory Agreement between Ashford Hospitality Advisors, LLC and the Company. These amounts will be based on the cost incurred by Ashford Hospitality Advisors, LLC.

(GG)	Represents net (income) loss attributable to the non-controlling interest in Ashford Prime OP, calculated as 20% of net income (loss), which is based on Ashford Trust’s intent to spin-off 80%.

(HH)	Represents a contractual adjustment to management fees for differences between the historical management fee of 5% the seller was obligated to pay and the 3% management fee Ashford Trust contracted to pay.

(II)	Reflects incremental depreciation expense based on Ashford Prime’s new cost basis in the acquired hotels. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (five years for furniture, fixtures and equipment, 39 years for buildings and improvements and 15 years for land improvements.) The increase reflects 12 months and three months of depreciation on the step-up in basis reflected in the adjustments for footnotes (C) and (D) to the pro forma combined consolidated balance sheet.

(JJ)	Reflects the adjustment to income tax expense for this property as if it were a part of the combined consolidated group and owned and operated in the same hotel REIT structure as the other hotels in the group. The entity that would own the hotel would be a partnership and not subject to income taxes. The entity that would operate the hotel would be a taxable corporation. The incremental income tax for each property was calculated by multiplying the hotel operating income by the combined consolidated group’s effective tax rate, which was 37.3% for both the three months ended March 31, 2013 and the year ended December 31, 2012.

Report of Independent Registered Public Accounting Firm

The Board of Directors of

Ashford Hospitality Trust, Inc. and subsidiaries

We have audited the accompanying consolidated balance sheet of Ashford Hospitality Prime, Inc. and subsidiaries (the Company) as of April 8, 2013. This consolidated balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this consolidated balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the consolidated financial position of Ashford Hospitality Prime, Inc. and subsidiaries at April 8, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Dallas, Texas

April 11, 2013,

except for Note 1, as to which the date is

June 14, 2013

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

April 8, 2013

Assets
Cash	$1,000

Total assets	$1,000

Stockholder’s Equity
Common stock, $0.01 par value per share; 1,000 shares authorized; 100 shares issued and outstanding	$1
Additional paid-in-capital	999

Total stockholder’s equity	$1,000

See Notes to Consolidated Balance Sheet.

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

As of April 8, 2013

1. Organization

Ashford Hospitality Prime, Inc. (“Prime”) was formed as a Maryland corporation on April 5, 2013. Ashford Hospitality Prime Limited Partnership (“Ashford Prime OP”), was formed as a Delaware limited partnership on April 5, 2013 and will hold substantially all of Prime’s assets and conduct substantially all of its business. Ashford Prime OP General Partner LLC, a wholly-owned subsidiary of Prime (“Prime GP”), was created to serve as the sole general partner of Ashford Prime OP, Prime, Ashford Prime OP and Prime GP are collectively referred to herein as the “Company”. The Company will receive a contribution of direct and indirect interests in eight hotel properties plus cash from Ashford Hospitality Trust, Inc. and its subsidiaries (“Ashford Trust”), in exchange for common partnership units in Ashford Prime OP and shares of Prime common stock. Ashford Trust intends to distribute all of the outstanding shares of common stock of Prime to holders of Ashford Trust’s common stock. The Company intends to be externally advised by a subsidiary of Ashford Trust. The Company was created to invest primarily in full-service and select-service hotels in the luxury, upper-upscale and upscale segments. Prime intends to elect and qualify to be taxed as a real estate investment trust (“REIT”), for U.S. federal income tax purposes, commencing with the portion of its taxable year ending December 31, 2013.

As of June 14, 2013, six of the eight hotel properties were leased by Ashford Trust’s wholly-owned subsidiaries that are treated as taxable REIT subsidiaries for federal income tax purposes. The two hotel properties owned through a majority owned investment in a partnership were leased to taxable REIT subsidiaries wholly owned by such partnership.

The Company has no assets other than cash and has not yet commenced operations.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation—The consolidated balance sheet includes all of the accounts of the Company as of April 8, 2013, prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All significant inter-company accounts and transactions between consolidated entities have been eliminated in consolidation.

Use of Estimates—The preparation of this consolidated balance sheet in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date. Actual results could differ from those estimates.

Cash—Cash includes cash on hand or held in banks.

Income Taxes—Prime will elect to be taxed as, and will operate in a manner that will allow it to qualify as, a REIT under the Internal Revenue Code. To qualify as a REIT, Prime must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its annual REIT taxable income to its stockholders (which is computed without regard to the dividends paid deduction or net capital gain) and which does not necessarily equal net income as calculated in accordance with GAAP. As a REIT, Prime generally will not be subject to federal income tax to the extent Prime currently distributes its REIT taxable income to its stockholders.

REITs are subject to a number of organizational and operational requirements. If Prime fails to qualify as a REIT in any taxable year, it will be subject to U.S. federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which the qualification is lost unless the Internal Revenue Service grants Prime relief under certain statutory provisions. Such an event could materially and adversely affect the Company’s net income and net cash available for distribution to stockholders. However, Prime intends to organize and operate in such a manner as to qualify for treatment as a REIT.

3. Stockholder’s Equity

Under Prime’s charter, the total number of shares initially authorized for issuance is 1,000 shares of common stock. At formation, Prime issued 100 shares of common stock at $10 per share to its stockholder.

Report of Independent Registered Public Accounting Firm

The Board of Directors of

Ashford Hospitality Trust, Inc. and subsidiaries

We have audited the accompanying combined consolidated balance sheets of The Ashford Hospitality Prime Hotels (the Company) as of December 31, 2012 and 2011, and the related combined consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule – Schedule III Real Estate and Accumulated Depreciation. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined consolidated financial position of The Ashford Hospitality Prime Hotels at December 31, 2012 and 2011, and the combined consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Ernst & Young LLP

Dallas, Texas

June 14, 2013

THE ASHFORD HOSPITALITY PRIME HOTELS

COMBINED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,
	2012	2011
Assets
Investments in hotel properties, net	$771,936	$789,170
Cash and cash equivalents	20,313	16,451
Restricted cash	16,891	10,808
Accounts receivable, net of allowance of $33 and $33, respectively	5,892	6,455
Inventories	304	289
Note receivable	8,098	8,098
Deferred costs, net	2,064	3,317
Prepaid expenses	1,402	1,552
Other assets	1,518	1,701
Intangible asset, net	2,721	2,810
Due from third-party hotel managers	16,141	22,767

Total assets	$847,280	$863,418

Liabilities and Equity
Liabilities:
Indebtedness	$570,809	$577,996
Accounts payable and accrued expenses	18,109	16,389
Unfavorable management contract liabilities	633	791
Due to third-party hotel managers	585	663
Intangible liability, net	3,852	3,909
Other liabilities	914	628

Total liabilities	594,902	600,376

Commitments and contingencies (Note 11)
Equity:
Owner’s equity of the Company	239,863	249,055
Noncontrolling interests in consolidated entities	12,515	13,987

Total equity	252,378	263,042

Total liabilities and equity	$847,280	$863,418

See Notes to Combined Consolidated Financial Statements.

THE ASHFORD HOSPITALITY PRIME HOTELS

COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Year Ended December 31,
	2012	2011	2010
Revenue
Rooms	$160,811	$130,477	$114,940
Food and beverage	50,784	46,628	42,410
Rental income from operating leases	—	5,341	5,435
Other	9,593	9,545	10,045

Total hotel revenue	221,188	191,991	172,830
Expenses
Hotel operating expenses:
Rooms	37,001	31,429	28,625
Food and beverage	33,377	30,341	28,382
Other expenses	59,013	49,949	46,205
Management fees	9,360	7,246	6,514

Total hotel expenses	138,751	118,965	109,726

Property taxes, insurance and other	10,236	9,218	10,243
Depreciation and amortization	29,549	29,816	31,255
Corporate general and administrative	10,846	9,613	7,986

Total expenses	189,382	167,612	159,210

Operating income	31,806	24,379	13,620
Interest income	29	24	88
Other income	—	9,673	—
Interest expense and amortization of loan costs	(31,244)	(31,803)	(31,988)
Unrealized loss on derivatives	—	—	(28)

Income (loss) before income taxes	591	2,273	(18,308)
Income tax expense	(4,384)	(2,636)	(628)

Net loss	(3,793)	(363)	(18,936)
(Income) loss from consolidated entities attributable to noncontrolling interests	(752)	989	2,065

Net income (loss) attributable to the Company	$(4,545)	$626	$(16,871)

See Notes to Combined Consolidated Financial Statements.

THE ASHFORD HOSPITALITY PRIME HOTELS

COMBINED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Year Ended December 31,
	2012	2011	2010
Net loss	$(3,793)	$(363)	$(18,936)

Other comprehensive income, net of tax:
Change in unrealized loss on derivatives	—	—	(56)
Reclassification to interest expense	—	435	425

Total other comprehensive income	—	435	369

Total comprehensive income (loss)	(3,793)	72	(18,567)
Comprehensive (income) loss attributable to noncontrolling interests in consolidated entities	(752)	880	1,972

Comprehensive income (loss) attributable to the Company	$(4,545)	$952	$(16,595)

See Notes to Combined Consolidated Financial Statements.

THE ASHFORD HOSPITALITY PRIME HOTELS

COMBINED CONSOLIDATED STATEMENTS OF EQUITY

(in thousands)

	Owner’s Equity	Accumulated Other Comprehensive Loss	Noncontrolling Interests in Consolidated Entities	Total
Balance at January 1, 2010	$262,669	$(602)	$14,165	$276,232
Contributions from noncontrolling interests	—	—	1,034	1,034
Distributions to noncontrolling interests	—	—	(334)	(334)
Net loss	(16,871)	—	(2,065)	(18,936)
Change in unrealized loss on derivatives	—	(42)	(14)	(56)
Reclassification to interest expense	—	318	107	425
Capital contributions	17,224	—	—	17,224
Capital distributions	(14,050)	—	—	(14,050)

Balance at December 31, 2010	$248,972	$(326)	$12,893	$261,539

Distributions to noncontrolling interests	—	—	(703)	(703)
Acquisition of noncontrolling interest	(2,677)	—	2,677	—
Net income (loss)	626	—	(989)	(363)
Reclassification to interest expense	—	326	109	435
Capital contributions	24,097	—	—	24,097
Capital distributions	(21,963)			(21,963)

Balance at December 31, 2011	$249,055	$—	$13,987	$263,042

Distributions to noncontrolling interests	—	—	(2,224)	(2,224)
Net income (loss)	(4,545)	—	752	(3,793)
Capital contributions	19,421	—	—	19,421
Capital distributions	(24,068)	—	—	(24,068)

Balance at December 31, 2012	$239,863	$—	$12,515	$252,378

See Notes to Combined Consolidated Financial Statements.

THE ASHFORD HOSPITALITY PRIME HOTELS

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2012	2011	2010
Cash Flows from Operating Activities
Net loss	$(3,793)	$(363)	$(18,936)
Adjustments to reconcile net loss to net cash flows provided by operating activities:
Depreciation and amortization	29,549	29,816	31,255
Amortization of OCI to interest expense	—	435	425
Amortization of loan costs	1,253	1,278	1,251
Amortization of intangibles	(215)	(214)	(215)
Gain on acquisition of note receivable and other	—	(9,673)	—
Unrealized loss on derivatives	—	—	28
Changes in operating assets and liabilities—
Restricted cash	(6,083)	2,144	9,807
Accounts receivable and inventories	548	(2,588)	660
Prepaid expenses and other assets	1,380	(229)	703
Accounts payable and accrued expenses	(1,621)	1,561	679
Due to/from third-party hotel managers	6,548	(7,377)	(4,033)
Other liabilities	286	605	—

Net cash provided by operating activities	27,852	15,395	21,624

Cash Flows from Investing Activities
Improvements and additions to hotel properties	(11,944)	(10,281)	(22,695)

Net cash used in investing activities	(11,944)	(10,281)	(22,695)

Cash Flows from Financing Activities
Repayments of indebtedness	(7,187)	(4,717)	(5,598)
Payments of loan costs and prepayment penalties	—	—	(1,248)
Contributions from owners	19,421	24,097	17,224
Distributions to owners	(24,068)	(21,963)	(14,050)
Distributions to noncontrolling interests in consolidated entities	(212)	(491)	(933)

Net cash used in financing activities	(12,046)	(3,074)	(4,605)

Net change in cash and cash equivalents	3,862	2,040	(5,676)
Cash and cash equivalents at beginning of year	16,451	14,411	20,087

Cash and cash equivalents at end of year	$20,313	$16,451	$14,411

Supplemental Cash Flow Information
Interest paid	$30,055	$30,105	$29,897
Income taxes paid	$870	$1,882	$857
Supplemental Disclosure of Non Cash Investing and Financing Activities
Note receivable assigned to the Company by a noncontrolling interest in a consolidated entity	$—	$8,098	$—
Financed insurance premiums	$1,047	$1,014	$963
Contributions from a noncontrolling interest in a consolidated entity	$—	$—	$1,034
Distributions declared but not paid to a noncontrolling interest in a consolidated entity	$2,224	$212	$—

See Notes to Combined Consolidated Financial Statements.

THE ASHFORD HOSPITALITY PRIME HOTELS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2012, 2011 and 2010

1. Organization and Description of Business

Ashford Hospitality Trust, Inc. (“AHT”) is a self-advised real estate investment trust (“REIT”) as defined in the Internal Revenue Code (“Code”) and was formed in Maryland on May 13, 2003. AHT commenced operations in August 2003 and has been focused on investing in the hospitality industry across all segments and in all methods including direct real estate, securities, equity, and debt. AHT owns its lodging investments and conducts its business through the majority-owned Ashford Hospitality Limited Partnership (“AHLP”), an operating partnership that was formed in Delaware on May 13, 2003. The general partner of AHLP is Ashford OP Limited Partner LLC, a Delaware limited liability company. AHLP will continue into perpetuity unless earlier dissolved or terminated pursuant to law or the provisions of the AHLP limited partnership agreement. The accompanying combined consolidated financial statements include the accounts of certain wholly-owned and majority owned subsidiaries of AHLP that own and operate eight hotels in five states and the District of Columbia. The portfolio includes six wholly-owned hotel properties and two hotel properties that are owned through a partnership in which AHT has a controlling interest. These hotels represent 3,146 total rooms, or 2,912 net rooms, excluding those attributable to our partner. As of December 31, 2012, six of the eight hotel properties were leased by AHT’s indirect wholly-owned subsidiaries that are treated as taxable REIT subsidiaries (TRS) for federal income tax purposes and two hotel properties owned through a consolidated partnership were leased to a TRS wholly-owned by such consolidated partnership. Each hotel is leased under a percentage lease that provides for each lessee to pay in each calendar month the base rent plus, in each calendar quarter, percentage rent, if any, based on hotel revenues. Lease revenue from the TRS is eliminated in consolidation. The hotels are operated under management contracts with Marriott International, Inc. and Hilton Worldwide, which are eligible independent contractors under the Code.

With respect to six of the eight hotels, the accompanying combined consolidated financial statements include the accounts of the following subsidiaries of AHT:

1.	Ashford Plano-M LP

2.	Ashford Seattle Waterfront LP

3.	Ashford Tampa International Hotel Partnership LP

4.	Ashford Seattle Downtown LP

5.	Ashford San Francisco II LP

6.	Ashford Philadelphia Annex LP (from December 2, 2011)

7.	Ashford TRS Philadelphia Annex LLC (from December 2, 2011)

8.	Ashford TRS Sapphire III LLC

9.	Ashford TRS Sapphire VII LLC

With respect to the other two hotels, the accompanying combined consolidated financial statements include the accounts of Ashford HHC Partners III, LP and its subsidiaries which include:

1.	CHH Torrey Pines Hotel Partners, LP

2.	CHH Capital Hotel Partners, LP

3.	CHH III Tenant Parent Corp.

4.	CHH Torrey Pines Tenant Corp.

5.	CHH Capital Tenant Corp.

6.	CHH Torrey Pines Hotel GP, LLC

7.	CHH Capital Hotel GP, LLC

With respect to the Philadelphia hotel, through December 1, 2011, the accompanying combined consolidated financial statements include the accounts of AHT’s majority-owned investment in Ashford Philadelphia Annex, LLC.

The eight hotels which are owned and operated through each of the aforementioned entities are collectively referred to as “The Ashford Hospitality Prime Hotels”. In this report, the terms “the Company,” “we,” “us” or “our” refers to The Ashford Hospitality Prime Hotels.

2. Significant Accounting Policies

Basis of Presentation and Principles of Combination and Consolidation—The accompanying historical combined consolidated financial statements of The Ashford Hospitality Prime Hotels have been “carved out” of AHT’s consolidated financial statements and reflect significant assumptions and allocations. These hotels are under AHT’s common control. The combined consolidated financial statements were prepared using the financial position and results of operations of the entities set forth above after adjustments for certain ownership related activities that have been historically accounted for by AHT. These ownership activities include mortgage indebtedness associated with the eight initial hotels, debt related expenses and other owner related expenses. In addition, the combined consolidated statements of operations include allocations of corporate general and administrative expenses from AHT, which in the opinion of management, are reasonable. The historical financial information is not necessarily indicative of the Company’s future results of operations, financial position and cash flows.

Through December 1, 2011, a hotel property held by a partnership in which AHT previously had an ownership of 89% was leased on a triple-net lease arrangement to a third-party tenant who operated the hotel property. Rental income from this operating lease is included in the combined consolidated results of operations for the period from January 1, 2010 through December 1, 2011. Effective December 2, 2011, the remaining 11% ownership interest in the partnership was obtained from AHT’s partner as a result of a dispute resolution. The operating results of this hotel property have been included in the combined consolidated statements of operations since December 2, 2011. All significant inter-company accounts and transactions between combined consolidated entities have been eliminated in these historical, combined consolidated financial statements.

Marriott International, Inc. (“Marriott”) manages six of our properties. For these Marriott-managed hotels, the fiscal year reflects twelve weeks of operations in each of the first three quarters of the year and 16 weeks for the fourth quarter of the year. Therefore, in any given quarterly period, period-over-period results will have different ending dates. For Marriott-managed hotels, the fourth quarters of 2012, 2011 and 2010 ended December 28, 2012, December 30, 2011 and December 31, 2010, respectively.

Use of Estimates—The preparation of these combined consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents include cash on hand or held in banks and short-term investments with an initial maturity of three months or less at the date of purchase.

Restricted Cash—Restricted cash includes reserves for debt service, real estate taxes, and insurance, as well as excess cash flow deposits and reserves for furniture, fixtures, and equipment replacements of approximately 4% to 5% of property revenue for certain hotels, as required by certain management or mortgage debt agreement restrictions and provisions.

Accounts Receivable—Accounts receivable consists primarily of meeting and banquet room rental and hotel guest receivables. We generally do not require collateral. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of guests to make required payments for services. The allowance is maintained at a level believed adequate to absorb estimated receivable losses. The estimate is based on past receivable loss experience, known and inherent credit risks, current economic conditions, and other relevant factors, including specific reserves for certain accounts.

Inventories—Inventories, which primarily consist of food, beverages, and gift store merchandise, are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method.

Investments in Hotel Properties—Hotel properties are generally stated at cost. For hotel properties owned through our majority-owned entities, the carrying basis attributable to the partners’ minority ownership is recorded at historical cost, net of any impairment charges, while the carrying basis attributable to our majority ownership is recorded based on the allocated purchase price of our ownership interests in the entities. All improvements and additions which extend the useful life of the hotel properties are capitalized.

Impairment of Investment in Hotel Properties—Hotel properties are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of the hotel is measured by comparison of the carrying amount of the hotel to the estimated future undiscounted cash flows, which take into account current market conditions and our intent with respect to holding or disposing of the hotel. If our analysis indicates that the carrying value of the hotel is not recoverable on an undiscounted cash flow basis, we recognize an impairment charge for the amount by which the property’s net book value exceeds its estimated fair value, or fair value, less cost to sell. In evaluating the impairment of hotel properties, we make many assumptions and estimates, including projected cash flows, expected holding period and expected useful life. Fair value is determined through various valuation techniques, including internally developed discounted cash flow models, comparable market transactions and third-party appraisals, where considered necessary. If an asset is deemed to be impaired, we record an impairment charge for the amount that the property’s net book value exceeds its estimated fair value, or fair value, less cost to sell. During 2012, 2011 and 2010, we have not recorded any impairment charges.

Assets Held for Sale and Discontinued Operations—We classify assets as held for sale when we have obtained a firm commitment from a buyer, and consummation of the sale is considered probable and expected within one year. The related operations of assets held for sale are reported as discontinued if a) such operations and cash flows can be clearly distinguished, both operationally and financially, from our ongoing operations, b) such operations and cash flows will be eliminated from ongoing operations once the disposal occurs, and c) we will not have any significant continuing involvement subsequent to the disposal.

Deferred Costs, net—Deferred loan costs are recorded at cost and amortized over the terms of the related indebtedness using the effective interest method.

Intangible Asset, net and Intangible Liability, net—Intangible asset represents the market value related to a lease agreement obtained in connection with AHT’s acquisition of a hotel property that was below the market rate at the date of the acquisition and is amortized over the remaining term of the lease. Intangible liability represents the market value related to a lease agreement obtained in connection with AHT’s acquisition of a hotel property that was above the market rate at the date of the acquisition and is amortized over the remaining term of the lease. See Note 6.

Derivative Instruments and Hedging—Interest rate derivatives include interest rate caps, which are designated as cash flow hedges, and provide us with interest rate protection above the strike rate on the cap and result in us receiving interest payments when actual rates exceed the cap strike rate. We assess the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction. These derivatives are subject to master netting settlement arrangements. As the derivatives are subject to master netting settlement arrangements, we report derivatives with the same counterparty net on the combined consolidated balance sheets.

Derivatives are recorded at fair value in accordance with the applicable authoritative accounting guidance. For interest rate derivatives designated as cash flow hedges, the effective portion of changes in the fair value is reported as a component of “Accumulated Other Comprehensive Loss” (“OCI”) in the equity section of the combined consolidated balance sheets. The amount recorded in OCI is reclassified to interest expense in the same period or periods during which the hedged transaction affects earnings, while the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings as “Unrealized loss on derivatives” in the combined consolidated statements of operations.

Due to/from Third-Party Hotel Managers—Due from third-party hotel managers primarily consists of amounts due from Marriott related to cash reserves held at the Marriott corporate level related to operating, capital improvements, insurance, real estate taxes, and other items. Due to third-party hotel managers primarily consists of amounts due to Marriott and/or Hilton related to rebilled expenses.

Unfavorable Management Contract Liabilities—A management agreement assumed by AHT in an acquisition of a hotel in 2007 has terms that are more favorable to the respective manager than typical market management agreements at the acquisition date. As a result, AHT recorded an unfavorable contract liability related to that management agreement totaling $1.5 million based on the present value of expected cash outflows over the initial term of the related agreement. The unfavorable contract liability is amortized as a reduction to incentive management fees on a straight-line basis over the initial term of the related agreement.

Noncontrolling Interests—The noncontrolling interest in a consolidated entity represents an ownership interest of 25% in two hotel properties at December 31, 2012 and 2011 and is reported in equity in the combined consolidated balance sheets. Through December 1, 2011, a hotel property held by an entity in which AHT previously had an ownership of 89% was leased on a triple-net lease basis to a third-party tenant who operated the hotel property. Effective December 2, 2011, the remaining 11% ownership interest was obtained from AHT’s partner as a result of a dispute resolution, which resulted in an adjustment to noncontrolling interest of $2.7 million, which was in a deficit position as of the time of the transaction. The triple-net lease agreement was canceled and the operating results of this hotel property have been included in the combined consolidated statements of operations since December 2, 2011. Separately, the Company was assigned an $8.1 million note receivable associated with the venture and reached an agreement to retain $1.6 million of security deposits that were originally refundable. This resulted in a gain of $9.7 million, which is included in “Other income” in the combined consolidated statements of operations.

Income/loss from consolidated entities attributable to noncontrolling interests in our consolidated entities are reported as deductions/additions from/to net income/loss. Comprehensive income/loss attributable to these noncontrolling interests is reported as reductions/additions from/to comprehensive income/loss.

Revenue Recognition—Hotel revenues, including room, food, beverage, and ancillary revenues such as long-distance telephone service, laundry, parking and space rentals, are recognized when services have been rendered. Rental income represents income from leasing hotel properties to third-party tenants on triple-net operating leases. Base rent on the triple-net lease is recognized on a straight-line basis over the lease terms and variable rent is recognized when earned. There was no variable rent for the year ended December 31, 2012. For the years ended December 31, 2011 and 2010, variable rent was $3.6 million and $3.4 million, respectively. Variable rent is included in “Rental income from operating leases” on the combined consolidated statements of operations. Taxes collected from customers and submitted to taxing authorities are not recorded in revenue. For the hotel that was leased to a third party, we reported deposits into our escrow accounts for capital expenditure reserves as income up to the point in time the lease was terminated.

Other Expenses—Other expenses include telephone charges, guest laundry, valet parking, and hotel-level general and administrative expenses, sales and marketing expenses, repairs and maintenance, franchise fees and utility costs. They are expensed as incurred.

Advertising Costs—Advertising costs are charged to expense as incurred. For 2012, 2011 and 2010, we incurred advertising costs of $652,000, $566,000 and $400,000, respectively. Advertising costs are included in “Other expenses” in the accompanying combined consolidated statements of operations.

Corporate General and Administrative Expense—Corporate general and administrative expense represents an allocation of certain AHT corporate general and administrative costs including salaries and benefits, stock based compensation, legal and professional fees, rent expense, insurance expense and office expenses. The costs were allocated based on the pro rata share of our undepreciated gross investment in hotel properties in relation to AHT’s undepreciated gross investment in hotel properties for all indirect costs. All direct costs associated with the operations of the eight initial hotel properties are included in the combined consolidated financial statements.

Depreciation and Amortization—Hotel properties are depreciated over the estimated useful life of the assets and leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related assets. Presently, hotel properties are depreciated using the straight-line method over lives ranging from 7.5 to 39 years for buildings and improvements and 3 to 5 years for furniture, fixtures and equipment. While we believe our estimates are reasonable, a change in estimated useful lives could affect depreciation expense and net income (loss) as well as resulting gains or losses on potential hotel sales.

Income Taxes—The entities that own the eight hotels are considered partnerships for federal income tax purposes. Partnerships are not subject to U.S. federal income taxes. The partnerships’ revenues and expenses pass through to and are taxed on the owners. The states and cities where the partnerships operate in follow the U.S. federal income tax treatment, with the exception of the District of Columbia, Texas, and the city of Philadelphia. Accordingly, we provide for income taxes in these jurisdictions for the partnerships. The combined consolidated entities that operate the eight hotels are considered taxable corporations for U.S. federal, state, and city income tax purposes. The combined consolidated entities that operate the two hotels owned by a consolidated partnership elected to be treated as taxable REIT subsidiaries (“TRS”) in April 2007, when the partnership was acquired by AHT. In accordance with authoritative accounting guidance, we account for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. In addition, the analysis utilized by us in determining our deferred tax asset valuation allowance involves considerable management judgment and assumptions. As more fully described in Note 13, income tax expense in the accompanying combined consolidated financial statements was calculated on a “carve-out” basis from AHT.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued accounting guidance that clarified the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The guidance prescribes a financial statement recognition and measurement attribute for the recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides direction on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We classify interest and penalties related to underpayment of income taxes as income tax expense. We and our subsidiaries will file income tax returns in the U.S. federal jurisdiction and various states and cities. Tax years 2009 through 2012 remain subject to potential examination by certain federal and state taxing authorities. As more fully described in Note 11, income tax examinations of certain of our taxable corporate subsidiaries are currently in process. We believe that the results of completion of these examinations will not have a material adverse effect on the accompanying combined consolidated financial statements.

Recently Adopted Accounting Standards—In May 2011, the FASB issued accounting guidance for common fair value measurement and disclosure requirements. The guidance requires disclosures of (i) quantitative information about the significant unobservable inputs used for level 3 measurements;

(ii) description of the valuation processes surrounding level 3 measurements; (iii) narrative description of the sensitivity of recurring level 3 measurements to unobservable inputs; (iv) hierarchy classification for items whose fair value is only disclosed in the footnotes; and (v) any transfers between level 1 and 2 of the fair value hierarchy. The new accounting guidance was effective during interim and annual periods beginning after December 15, 2011. We have adopted this accounting guidance and provided the additional required disclosures in Notes 9 and 10. The adoption of this accounting guidance did not affect our financial position or results of operations.

In December 2011, the FASB issued accounting guidance to clarify how to determine whether a reporting entity should derecognize the in substance real estate upon loan defaults when it ceases to have controlling interest in a subsidiary that is in substance real estate. Under this guidance, a reporting entity would not satisfy the requirements to derecognize the in substance real estate before the legal transfer of the real estate to the lender and the extinguishment of the related non-recourse indebtedness. That is, even if the reporting entity ceases to have a controlling financial interest, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary’s operations in its financial statements until legal title to the real estate is transferred to legally satisfy the debt. The new accounting guidance is effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2012. Early adoption is permitted. This guidance was adopted early. The adoption of this accounting guidance did not affect our financial position or results of operations.

Recently Issued Accounting Standards—In December 2011 and further amended in November 2012, the FASB issued accounting guidance to require disclosures about offsetting assets and liabilities. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements that are either netted on the balance sheet or subject to an enforceable master netting agreement or similar arrangement. The new accounting guidance is effective for fiscal years, and interim periods within those years, beginning after January 1, 2013 and the disclosures should be reported retrospectively for all comparative periods presented. The adoption of this accounting guidance did not have a material impact on our financial position and results of operations.

3. Investment in Hotel Properties, net

Investment in hotel properties, net consisted of the following (in thousands):

	December 31,
	2012	2011
Land	$129,994	$129,994
Buildings and improvements	739,055	735,242
Furniture, fixtures and equipment	49,160	58,352
Construction in progress	2,759	730

Total cost	920,968	924,318
Accumulated depreciation	(149,032)	(135,148)

Investment in hotel properties, net	$771,936	$789,170

The cost of land and depreciable property, net of accumulated depreciation, for federal income tax purposes was approximately $717.2 million and $735.5 million as of December 31, 2012 and 2011, respectively.

For the years ended December 31, 2012, 2011 and 2010, depreciation expense was $29.4 million, $29.7 million and $31.2 million, respectively.

4. Note Receivable

In December 2011, in connection with the restructuring of the entity in which AHT previously owned an 89% interest, the remaining 11% was obtained as a result of a dispute resolution. AHT’s partner also assigned a note receivable of $8.1 million from the city of Philadelphia, Pennsylvania and an agreement to retain $1.6 million of security deposits that were originally refundable. This resulted in a gain of $9.7 million, which is included in “Other income” in the combined consolidated statements of operations. The note bears interest at a rate of 12.85% and matures in 2018. The interest income recorded on the note receivable is offset against the interest expense recorded on the TIF loan of the same amount. See Note 7.

5. Deferred Costs, net

Deferred costs, net consisted of the following (in thousands):

	December 31,
	2012	2011
Deferred loan costs	$8,285	$8,285
Accumulated amortization	(6,221)	(4,968)

Deferred costs, net	$2,064	$3,317

Amortization of loan costs was $1.3 million, $1.3 million and $1.3 million for the years ended December 31, 2012, 2011 and 2010, respectively.

6. Intangible Asset, net and Intangible Liability, net

Intangible asset, net and intangible liability, net consisted of the following (in thousands):

	Intangible Asset, net		Intangible Liability, net
	December 31,		December 31,
	2012	2011	2012	2011
Cost	$3,233	$3,233	$4,179	$4,179
Accumulated amortization	(512)	(423)	(327)	(270)

	$2,721	$2,810	$3,852	$3,909

Intangible asset represents a favorable market-rate lease which relates to the acquisition of the Hilton La Jolla Torrey Pines hotel in La Jolla, CA which is being amortized over the remaining lease term that expires in 2043. Intangible liability represents an unfavorable market-rate lease which relates to the acquisition of the Renaissance Tampa International Plaza in Tampa, FL which is being amortized over the remaining lease term that expires in 2080.

For the three years ended December 31, 2012, 2011 and 2010, amortization expense related to intangible asset was $89,000. Estimated future amortization expense is $89,000 for each of the next five years. For the years ended December 31, 2012, 2011 and 2010, amortization related to the intangible liability was $57,000. Estimated future amortization is $57,000 for each of the next five years.

7. Indebtedness

Indebtedness and the carrying values of related collateral were as follows at December 31, 2012 and 2011 (in thousands):

					December 31, 2012		December 31, 2011
Indebtedness	Collateral	Maturity	Interest Rate		Debt Balance	Book Value of Collateral(3)	Debt Balance	Book Value of Collateral
Mortgage loan	2 hotels	August 2013	LIBOR+2.75	%(1)	$141,667	$259,496	$145,667	$264,147
Mortgage loan(2)	1 hotel	April 2017	5.91%		34,735	91,222	35,000	93,956
Mortgage loan	2 hotels	April 2017	5.95%		127,288	145,275	128,251	148,244
Mortgage loan	3 hotels	April 2017	5.95%		259,021	275,190	260,980	282,823
TIF loan(2) (4)	1 hotel	June 2018	12.85%		8,098	—	8,098	—

Total					$570,809	$771,183	$577,996	$789,170

(1)	LIBOR rates were 0.209% and 0.295% at December 31, 2012 and 2011, respectively.
(2)	These loans are collateralized by the same property.
(3)	Book value of collateral does not include $753,000 of construction in progress that has not been allocated to the various hotel properties.
(4)	The interest expense from the TIF loan is offset against interest income recorded on the note receivable of the same amount. See Note 4.

Maturities and scheduled amortization of indebtedness as of December 31, 2012 for each of the following five years and thereafter are as follows (in thousands):

2013	$147,139
2014	5,807
2015	6,162
2016	6,538
2017	397,065
Thereafter	8,098

Total	$570,809

The assets of certain of our subsidiaries are pledged under non-recourse indebtedness and are not available to satisfy the debts and other obligations of the combined consolidated group. Presently, our existing financial covenants are non-recourse and primarily relate to maintaining minimum debt coverage ratios. As of December 31, 2012, we were in compliance in all material respects with all covenants or other requirements set forth in our debt and related agreements as amended. Subsequent to December 31, 2012, AHT refinanced the $141.7 million mortgage loan, which had an outstanding balance of $141.0 million at the time of the refinance. See Note 17.

8. Derivative Instruments and Hedging

Interest Rate Derivatives—We are exposed to risks arising from our business operations, economic conditions and financial markets. To manage the risks, we primarily use interest rate derivatives to hedge our debt as a way to potentially improve cash flows. The interest rate derivatives include interest rate caps, which are subject to master netting settlement arrangements. All derivatives are recorded at fair value.

In 2008, AHT entered into two interest rate caps with identical notional amounts and strike rates of $160.0 million and 5.00% that were designated as cash flow hedges. The first had an effective date of August 2008, maturity date of September 2010 and total cost of $352,000. The second had an effective date of September 2010, maturity date of September 2011 and a total cost of $632,000. The two instruments capped the interest rate on our mortgage loan with a principal balance of $141.7 million and a maturity date of August 2013. At December 31, 2012 and 2011, we had no derivative instruments.

9. Fair Value Measurements

Fair Value Hierarchy—Our financial instruments measured at fair value either on a recurring or a non-recurring basis are classified in a hierarchy for disclosure purposes consisting of three levels based on the observability of inputs in the market place as discussed below:

•

Level 1: Fair value measurements that are quoted prices (unadjusted) in active markets that we have the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets.

•

Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

•

Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. The circumstances for using these measurements include those in which there is little, if any, market activity for the asset or liability.

The fair values of interest rate caps are determined using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates rise above the strike rates of the caps. The variable interest rates used in the calculation of projected receipts on the caps are based on an expectation of future interest rates derived from observable market interest rate curves (LIBOR forward curves) and volatilities (the Level 2 inputs). We also incorporate credit valuation adjustments (the Level 3 inputs) to appropriately reflect both our own non-performance risk and the respective counterparty’s non-performance risk in the fair value measurements.

We have determined that when a majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. However, when the valuation adjustments associated with our derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by us and our counter-parties, which we consider significant (10% or more) to the overall valuation of our derivatives, the derivative valuations in their entirety are classified in Level 3 of the fair value hierarchy. Transfers of inputs between levels are determined at the end of each reporting period.

Effect of Fair Value Measured Assets and Liabilities on Combined Consolidated Statements of Operations

The following table summarizes the effect of fair value measured assets and liabilities on the combined consolidated statements of operations (in thousands):

	Gain or (Loss) Recognized in Income				Reclassified from Accumulated OCI into Interest Expense
	Year Ended December 31,				Year Ended December 31,
	2012	2011	2010		2012	2011	2010
Assets
Derivative assets:
Interest rate derivatives	$—	$—	$(28	)(1)	$—	$435	$425

(1)	Reported as “Unrealized loss on derivatives” in the combined consolidated statements of operations.

In 2012, 2011 and 2010, the change in fair values of interest rate derivatives that were recognized as a change in other comprehensive income (loss) totaled $0, $0 and $(56,000), respectively.

10. Summary of Fair Value of Financial Instruments

Financial Instruments Measured at Fair Value on a Recurring basis

Derivative assets, net. Fair value of the interest rate derivatives are determined using the net present value of the expected cash flows of each derivative based on the market-based interest rate curve and adjusted for credit spreads of the Company and the counterparties.

As of December 31, 2012 and 2011, there were no financial instruments measured at fair value on a recurring basis on the combined consolidated balance sheets.

Financial Instruments Not Measured at Fair Value

Some of our financial instruments are not measured at fair value on a recurring basis. Determining the estimated fair values of certain financial instruments such as notes receivable and indebtedness requires considerable judgment to interpret market data. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Accordingly, the estimates presented are not necessarily indicative of the amounts at which these instruments could be purchased, sold or settled. The carrying amounts and estimated fair values of financial instruments not measured at fair value were as follows (in thousands):

	December 31, 2012		December 31, 2011
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$20,313	$20,313	$16,451	$16,451
Restricted cash	$16,891	$16,891	$10,808	$10,808
Accounts receivable	$5,892	$5,892	$6,455	$6,455
Notes receivable	$8,098	$11,796 to $13,037	$8,098	$9,819 to $10,853
Due from third-party hotel managers	$16,141	$16,141	$22,767	$22,767
Financial liabilities:
Indebtedness	$570,809	$552,245 to $610,376	$577,996	$516,662 to $571,047
Accounts payable and accrued expenses	$18,109	$18,109	$16,389	$16,389
Due to third-party hotel managers	$585	$585	$663	$663

Cash, cash equivalents and restricted cash. These financial assets bear interest at market rates and have maturities of less than 90 days. The carrying values approximate fair value due to the short-term nature of these financial instruments. This is considered a Level 1 valuation technique.

Accounts receivable, accounts payable and accrued expenses, and due to/from third-party hotel managers. The carrying values of these financial instruments approximate their fair values due to the short-term nature of these financial instruments. This is considered a Level 1 valuation technique.

Notes receivable. Fair value of the note receivable was determined by using similar loans with similar collateral. Since there is very little to no trading activity, we had to rely on our internal analysis of what we believe a willing buyer would pay for this note at December 31, 2012 and 2011. We estimated the fair value of the note receivable to be approximately 45.7% to 61.0% higher than the carrying value of $8.1 million at December 31, 2012, and approximately 21.3% to 34.0% higher than the carrying value of $8.1 million at December 31, 2011. This is considered a Level 2 valuation technique.

Indebtedness. Fair value of indebtedness is determined using future cash flows discounted at current replacement rates for these instruments. Cash flows are determined using a forward interest rate yield curve. The current replacement rates are determined by using the U.S. Treasury yield curve or the index to which these financial instruments are tied, and adjusted for the credit spreads. Credit spreads take into consideration general market conditions, maturity and collateral. For the December 31, 2012 and 2011 indebtedness valuations, we used estimated future cash flows discounted at applicable index forward curves adjusted for credit spreads. We estimated the fair value of the total indebtedness to be approximately 96.7% to 106.9% of the carrying value of $570.8 million at December 31, 2012, and approximately 89.4% to 98.8% of the carrying value of $578.0 million at December 31, 2011. This is considered a Level 2 valuation technique.

11. Commitments and Contingencies

Restricted Cash—Under certain management and debt agreements for our hotel properties existing at December 31, 2012, escrow payments are required for insurance, real estate taxes, and debt service. In addition, for certain properties based on the terms of the underlying debt and management agreements, we escrow 4% to 5% of gross revenues for capital improvements.

Management Fees—Under management agreements for our hotel properties existing at December 31, 2012, we paid a) 3% to 7% of gross revenues, as well as annual incentive management fees, if applicable, b) market service fees on approved capital improvements, including project management fees of up to 4% of project costs, for certain hotels, and c) other general fees at current market rates as approved by AHT’s independent directors, if required. These management agreements expire from December 31, 2013 through December 31, 2041, with renewal options. If we terminate a management agreement prior to its expiration, we may be liable for estimated management fees through the remaining term, liquidated damages or, in certain circumstances, we may substitute a new management agreement.

Leases—We lease land under two non-cancelable operating ground leases, which expire in 2043 and 2080, related to our hotel properties in La Jolla, CA and Tampa, FL. These leases are subject to base rent plus contingent rent based on the related property’s financial results and escalation clauses. For the years ended December 31, 2012, 2011, and 2010, we recognized rent expense of $2.9 million, $2.4 million and $2.9 million, respectively, which included contingent rent of $660,000, $125,000 and $693,000, respectively. Rent expense is included in other expenses in the combined consolidated statements of operations. Future minimum rentals due under non-cancelable leases are as follows for each of the years ending December 31, (in thousands):

2013	$2,248
2014	2,186
2015	2,172
2016	2,122
2017	2,120
Thereafter	70,244

Total	$81,092

Capital Commitments—At December 31, 2012, we had capital commitments of $9.2 million relating to general capital improvements that are expected to be paid in the next twelve months.

Litigation—The Company is engaged in various legal proceedings which have arisen but have not been fully adjudicated. The likelihood of loss for these legal proceedings, based on definitions within contingency accounting literature, ranges from remote to reasonably possible and to probable. Based on estimates of the range of potential losses associated with these matters, management does not believe the ultimate resolution of these proceedings, either individually or in the aggregate, will have a material adverse effect upon the combined consolidated financial position or results of operations of the Company. However, the final results of legal proceedings cannot be predicted with certainty and if the Company failed to prevail in one or more of these legal matters, and the associated realized losses were to exceed the Company’s current estimates of the range of potential losses, the Company’s combined consolidated financial position or results of operations could be materially adversely affected in future periods.

Income Taxes—We and our subsidiaries will file income tax returns in the federal jurisdiction and various states and cities. Tax years 2009 through 2012 remain subject to potential examination by certain federal and state taxing authorities.

As part of our formation transactions, AHT will contribute its indirect interest in CHH III Tenant Parent Corp. (“CHH”), the parent of the TRS lessees for two of our initial properties, and for which we intend to elect to treat as a TRS. AHT also elected to treat CHH III Tenant Parent Corp. as a TRS.

In September 2010, the Internal Revenue Service (“IRS”) completed an audit of CHH for the tax year ended December 31, 2007. The IRS issued a notice of proposed adjustment based on Section 482 of the Code that reduced the amount of rent AHT charged CHH. AHT owns a 75% interest in the hotel properties and CHH. In connection with the CHH audit, the IRS selected AHT for audit for the same tax year. In October 2011, the IRS issued an income tax adjustment to AHT as an alternative to the CHH proposed adjustment. The AHT adjustment is based on the REIT 100% federal excise tax on its share of the amount by which the rent was held to be greater than the arm’s length rate. AHT strongly disagrees with the IRS’ position. AHT filed written protests with the IRS and requested an IRS Appeals Office review of the CHH and AHT cases simultaneously. The IRS granted the Appeals Office review and AHT’s representatives attended Appeals Office conferences. One or more additional conferences with the Appeals Office may be required to resolve the cases, and AHT anticipates these will occur in 2013. In determining amounts payable by CHH under its leases, AHT engaged a third party to prepare a transfer pricing study which concluded that the lease terms have been consistent with arms’ length terms as required by applicable Treasury regulations. However, if the IRS were to pursue CHH’s case and prevail, CHH would owe approximately $1.1 million of additional U.S. federal income taxes plus possible additional state income taxes of $199,000, net of federal benefit. Alternatively, if the IRS were to pursue the AHT case and prevail, AHT would owe approximately $4.6 million of U.S. federal excise taxes. The excise taxes assessed on AHT would be in lieu of the CHH additional income taxes. AHT believes the IRS transfer pricing methodologies applied in the audits contain flaws and that the IRS adjustments to the rent charged are inconsistent with the U.S. federal tax laws related to REITs and true leases. U.S. federal income tax assessment statutes of limitations generally limit the time the IRS has to make assessments to within three years after a return is due or filed, whichever is later. As a result, the IRS has requested and AHT agreed to extend the assessment statute of limitations three times for CHH and AHT for the 2007 tax year. The most recent IRS request was made in January 2013, and extends the statute for the 2007 tax year to March 31, 2014.

In June 2012, the IRS completed audits of CHH and AHT for the tax years ended December 31, 2008 and 2009. With respect to the 2009 tax year, the IRS has not proposed any adjustments to CHH or AHT. For the 2008 tax year, the IRS has issued notices of proposed adjustments for both AHT and CHH. The AHT adjustment is for $3.3 million of U.S. federal excise taxes and represents the amount by which the IRS asserts that the rent charged to CHH was greater than the arms’ length rate pursuant to IRC Section 482. The CHH adjustment is for $1.6 million of additional income, which would equate to approximately $467,000 of additional U.S. federal income taxes and potential state income taxes of $83,000, net of federal benefit. The CHH adjustment represents the IRS’ imputation of compensation to CHH under IRC Section 482 for agreeing to be a party to the lessor entity’s bank loan agreement. AHT owns a 75% interest in the lessor entity. AHT strongly disagrees with both of the IRS adjustments for the reasons noted under the 2007 audits, and in addition, AHT believes the IRS has misinterpreted certain terms of the lease, third-party hotel management, and bank loan agreements. AHT has filed a written protest and requested an IRS Appeals Office review. The IRS has granted the Appeals Office review and has assigned the same Appeals team that is overseeing the 2007 cases to the 2008 cases. The initial Appeals conference for the 2008 cases is scheduled to occur in August 2013. In March 2012, the IRS requested and AHT consented to extend the statute of limitations for CHH and AHT for the 2008 tax year to March 31, 2013. In January 2013, the IRS requested and AHT agreed to extend the statute of limitations to March 31, 2014.

With respect to both the 2007 and 2008 IRS audits, AHT believes CHH and AHT will substantially prevail in the eventual settlement of the audits and that the settlements will not have a material adverse effect on the accompanying combined consolidated financial statements. AHT has concluded that the positions reported on the tax returns under audit by the IRS are, solely on their technical merits, more-likely-than-not to be sustained upon examination.

12. Equity

Noncontrolling Interests in Consolidated Entities—At December 31, 2012 and 2011, a noncontrolling entity partner had ownership interests of 25% in two hotel properties with a total carrying value of $12.5 million and $14.0 million, respectively. Through December 1, 2011, AHT owned the Courtyard Philadelphia Downtown hotel in an entity in which AHT had an ownership interest of 89%, and the hotel was leased on a triple-net lease basis to a third-party tenant. Rental income from this operating lease is included in the combined consolidated results of operations for the period from January 1, 2010 through December 1, 2011. Effective December 2, 2011, AHT obtained the remaining 11% ownership interest from its partner as a result of a dispute resolution. The triple-net lease agreement was canceled and the operating results of this hotel property have been included in the combined consolidated statements of operations since December 2, 2011. Income (loss) from consolidated entities attributable to these noncontrolling interests was $752,000, $(989,000) and $(2.1) million for 2012, 2011 and 2010, respectively.

13. Income Taxes

At December 31, 2012, all of our eight hotel properties were leased by taxable corporations. The taxable corporations recognized net book income before income taxes of $11.0 million, $6.7 million and $1.9 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Income tax expense for the taxable corporation that operates six hotels has been calculated on a separate stand-alone basis. For 2012, and the period from December 2, 2011 through December 31, 2011, the results of operations of the six hotels were included in the consolidated tax returns in various jurisdictions of a TRS subsidiary of AHT. For 2010 and the period January 1, 2011 through December 1, 2011, the results of operations of the same hotels, with the exception of the Philadelphia hotel, were included in the consolidated tax returns in various jurisdictions of a TRS subsidiary of AHT. Through December 1, 2011, the Philadelphia hotel was owned by a consolidated partnership in which AHT previously had an ownership interest of 89% and was leased under a triple-net lease to a third-party tenant who operated the hotel property. The partnership was not subject to federal and state income taxes. However, the partnership was subject to city income taxes. The city income tax expense for the consolidated joint venture for 2010 and the period from January 1, 2011 through December 1, 2011, has been included in the accompanying combined consolidated financial statements at the same amounts included in AHT’s consolidated financial statements with minor adjustments to reflect the actual tax liabilities per tax returns filed. Income tax expense for the taxable corporations that lease the two hotels owned by the other consolidated partnership and the District of Columbia tax on the partnership has been included in the accompanying combined consolidated financial statements at the same amounts included in AHT’s consolidated financial statements with certain adjustments made between current and deferred income tax expense to reflect the actual current tax liabilities per tax returns filed.

The following table reconciles the income tax expense at statutory rates to the actual income tax (expense) benefit recorded (in thousands):

	Year Ended December 31,
	2012	2011	2010
Income tax expense at federal statutory income tax rate of 35%	$(3,729)	$(2,282)	$(628)
State income tax expense, net of federal income tax benefit	(366)	(151)	(98)
State and local income tax expense on pass-through entity subsidiaries	(139)	(123)	(101)
Gross receipts and margin taxes	(177)	(170)	(154)
Other	(36)	27	—
Valuation allowance	63	63	353

Total income tax expense	$(4,384)	$(2,636)	$(628)

The components of income tax expense from continuing operations are as follows (in thousands):

	Year Ended December 31,
	2012	2011	2010
Current:
Federal	$(3,693)	$(1,417)	$(323)
State	(711)	(397)	(305)

Total current	(4,404)	(1,814)	(628)

Deferred:
Federal	18	(744)	—
State	2	(78)	—

Total deferred	20	(822)	—

Total income tax expense	$(4,384)	$(2,636)	$(628)

For the years ended December 31, 2012, 2011 and 2010, income tax expense (benefit) includes interest and penalties paid to taxing authorities of $(2,000), $0 and $0, respectively. At December 31, 2012 and 2011, we determined that there were no amounts to accrue for interest and penalties due to taxing authorities.

In May 2006, the State of Texas adopted House Bill 3, which modified the state’s franchise tax structure, replacing the previous tax based on capital or earned surplus with a margin tax (the Texas Margin Tax) effective with franchise tax reports filed on or after January 1, 2008. The Texas Margin Tax is computed by applying the applicable tax rate (1% for our business) to the profit margin, which is generally determined by total revenue less either the cost of goods sold or compensation as applicable. Although House Bill 3 states that the Texas Margin Tax is not an income tax, we believe that the authoritative accounting guidance related to income taxes applies to the Texas Margin Tax. We recorded an income tax provision for the Texas Margin Tax of $177,000, $170,000 and $154,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

At December 31, 2012 and 2011, our net deferred tax liability, included in accounts payable and accrued expenses on the combined consolidated balance sheets, consisted of the following (in thousands):

	December 31,
	2012	2011
Allowance for doubtful accounts	$13	$13
Unearned income	80	81
Unfavorable management contract liability	255	311
Federal and state net operating losses	2,027	1,858
Accrued expenses	594	538
Prepaid expenses	(1,172)	(1,227)
Accrued revenue	(224)	(133)
Tax property basis less than book basis	(174)	(231)
Other	6	6

Deferred tax asset	1,405	1,216
Valuation allowance	(2,202)	(2,033)

Net deferred tax liability	$(797)	$(817)

At December 31, 2012 and 2011, we recorded a valuation allowance of $2.2 million and $2.0 million, respectively, to substantially offset our deferred tax asset. As a result of cumulative consolidated losses in 2012, 2011 and 2010, and the limitation imposed by the Code on the utilization of net operating losses of acquired subsidiaries, we believe that it is more likely than not our deferred tax asset will not be realized, and therefore, have provided a valuation allowance to substantially reserve against the balances. The cumulative consolidated losses in 2012, 2011 and 2010 were determined on a “carve out” basis from AHT. For tax purposes, the Company’s activities related to the six wholly-owned properties that were included in the federal, state and local income tax return filings for AHT and its subsidiaries. Net operating losses for AHT and its subsidiaries during 2010, 2011 and 2012 were not able to be carried back. Accordingly, the tax accounts for the Company have been determined, assuming that net operating losses and other tax attributes cannot be carried back. At December 31, 2012, the taxable corporation had net operating loss carryforwards for federal income tax purposes of $3.9 million, and are available to offset future taxable income, if any, through 2023. The $3.9 million of net operating loss carryforwards is attributable to acquired subsidiaries and subject to substantial limitation on its use. The following table summarizes the changes in the valuation allowance (in thousands):

	Year Ended December 31,
	2012	2011	2010
Balance at beginning of year	$2,033	$2,071	$2,572
Additions charged to other	232	366	14
Deductions	(63)	(404)	(515)

Balance at end of year	$2,202	$2,033	$2,071

14. Segment Reporting

We operate in one business segment within the hotel lodging industry: direct hotel investments. Direct hotel investments refer to owning hotels through either acquisition or new development. We report operating results of direct hotel investments on an aggregate basis as substantially all of our hotel investments have similar economic characteristics and exhibit similar long-term financial performance. As of December 31, 2012 and 2011, all of our hotel properties were domestically located.

15. Related Party Transactions

AHT has management agreements with Remington Lodging (“Remington”), which is beneficially wholly owned by its chairman and chief executive officer and its chairman emeritus. Under the agreements, AHT pays Remington market service fees including purchasing, design and construction management not to exceed 16.5% of project budget cumulatively, including project management fees of up to 4% of project cost.

The following fees related to the management agreements with the related party (in thousands):

	Year Ended December 31,
	2012	2011	2010
Market service and project management fees	$940	$665	$1,352

Management agreements with Remington include exclusivity clauses that requires AHT to engage Remington, unless its independent directors either (i) unanimously vote not to hire Remington or (ii) by a majority vote elect not to engage Remington because either special circumstances exist such that it would be in the best interest of AHT not to engage Remington, or, based on the Remington’s prior performance, it is believed that another manager or developer could perform the management, development or other duties materially better.

16. Concentration of Risk

Our investments are all concentrated within the hotel industry. Our investment strategy is to acquire primarily full-service and select-service hotels in the luxury, upper-upscale and upscale segments located predominantly in domestic and international gateway markets. At present, all of our hotels are located domestically with two located in Seattle, WA comprising 17% of total revenues. During 2012, six of our hotels generated revenues in excess of 10% of total revenues amounting to 86% of total hotel revenue.

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents. We are exposed to credit risk with respect to cash held at various financial institutions. At December 31, 2012, our exposure risk related to our cash is spread among a diversified group of investment grade financial institutions.

17. Subsequent Event

On February 26, 2013, AHT refinanced the $141.7 million loan due August 2013, which had an outstanding balance of $141.0 million, with a $199.9 million loan due February 2018. The new loan provides for an interest rate of LIBOR + 3.50%, with no LIBOR floor. In connection with the refinance, AHT entered into an interest rate cap with a counterparty, capping LIBOR at 3.00%. The new loan continues to be secured by the Capital Hilton in Washington, D.C. and the Hilton La Jolla Torrey Pines in La Jolla, CA. We have a 75% ownership interest in the properties, with Hilton holding the remaining 25%. The excess loan proceeds above closing costs and reserves were distributed to the partners on a pro rata basis. AHT’s share of the distribution was $40.5 million.

THE ASHFORD HOSPITALITY PRIME HOTELS

COMBINED CONSOLIDATED BALANCE SHEETS

(in thousands)

	March 31, 2013	December 31, 2012
	(Unaudited)
Assets
Investments in hotel properties, net	$770,158	$771,936
Cash and cash equivalents	13,706	20,313
Restricted cash	6,421	16,891
Accounts receivable, net of allowance of $34 and $33, respectively	9,470	5,892
Inventories	285	304
Note receivable	8,098	8,098
Deferred costs, net	2,666	2,064
Prepaid expenses	2,610	1,402
Derivative assets	5	—
Other assets	1,835	1,518
Intangible asset, net	2,698	2,721
Due from third-party hotel managers	17,283	16,141

Total assets	$835,235	$847,280

Liabilities and Equity
Liabilities:
Indebtedness	$627,685	$570,809
Accounts payable and accrued expenses	16,227	18,109
Unfavorable management contract liabilities	593	633
Due to third-party hotel managers	671	585
Intangible liability, net	3,838	3,852
Other liabilities	920	914

Total liabilities	649,934	594,902

Commitments and contingencies (Note 10)
Equity:
Owner’s equity of the Company	186,978	239,863
Noncontrolling interest in a consolidated entity	(1,677)	12,515

Total equity	185,301	252,378

Total liabilities and equity	$835,235	$847,280

See Notes to Combined Consolidated Financial Statements.

THE ASHFORD HOSPITALITY PRIME HOTELS

COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Three Months Ended March 31,
	2013	2012
	(Unaudited)
Revenue
Rooms	$38,618	$34,130
Food and beverage	13,094	12,408
Other	2,374	2,074

Total hotel revenue	54,086	48,612
Expenses
Hotel operating expenses:
Rooms	9,506	8,276
Food and beverage	8,737	8,074
Other expenses	14,255	13,466
Management fees	2,255	1,998

Total hotel expenses	34,753	31,814

Property taxes, insurance and other	2,927	2,565
Depreciation and amortization	7,450	7,572
Corporate general and administrative	3,779	2,659

Total expenses	48,909	44,610

Operating income	5,177	4,002
Interest income	10	6
Interest expense and amortization of loan costs	(7,892)	(7,801)
Write-off of loan costs and exit fees	(1,971)	—
Unrealized loss on derivatives	(31)	—

Loss before income taxes	(4,707)	(3,793)
Income tax expense	(619)	(1,096)

Net loss	(5,326)	(4,889)
Loss from consolidated entities attributable to noncontrolling interests	704	122

Net loss attributable to the Company	$(4,622)	$(4,767)

See Notes to Combined Consolidated Financial Statements.

THE ASHFORD HOSPITALITY PRIME HOTELS

COMBINED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Three Months Ended March 31,
	2013	2012
	(Unaudited)
Net loss	$(5,326)	$(4,889)

Other comprehensive income, net of tax:
Change in unrealized loss on derivatives	—	—
Reclassification to interest expense	—	—

Total other comprehensive income	—	—

Total comprehensive loss	(5,326)	(4,889)
Comprehensive loss attributable to a noncontrolling interest in a consolidated entity	704	122

Comprehensive loss attributable to the Company	$(4,622)	$(4,767)

See Notes to Combined Consolidated Financial Statements.

THE ASHFORD HOSPITALITY PRIME HOTELS

COMBINED CONSOLIDATED STATEMENT OF EQUITY

(unaudited)

(in thousands)

	Owner’s Equity	Noncontrolling Interest in a Consolidated Entity	Total
Balance at January 1, 2013	$239,863	$12,515	$252,378
Distributions to a noncontrolling interest	—	(13,488)	(13,488)
Net loss	(4,622)	(704)	(5,326)
Capital contributions	6,118	—	6,118
Capital distributions	(54,381)	—	(54,381)

Balance at March 31, 2013	$186,978	$(1,677)	$185,301

See Notes to Combined Consolidated Financial Statements.

THE ASHFORD HOSPITALITY PRIME HOTELS

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended March 31,
	2013	2012
	(unaudited)
Cash Flows from Operating Activities
Net loss	$(5,326)	$(4,889)
Adjustments to reconcile net loss to net cash flows provided by operating activities:
Depreciation and amortization	7,450	7,572
Amortization of loan costs	248	312
Amortization of intangibles	(54)	(50)
Write-off of loan costs and exit fees	1,971	—
Unrealized loss on derivatives	31	—
Changes in operating assets and liabilities—
Restricted cash	10,470	(342)
Accounts receivable and inventories	(3,559)	(2,187)
Prepaid expenses and other assets	(1,525)	(247)
Accounts payable and accrued expenses	648	2,536
Due to/from third-party hotel managers	(1,056)	6,720
Other liabilities	6	19

Net cash provided by operating activities	9,304	9,444

Cash Flows from Investing Activities
Improvements and additions to hotel properties	(5,955)	(3,562)

Net cash used in investing activities	(5,955)	(3,562)

Cash Flows from Financing Activities
Borrowings on indebtedness	199,875	—
Repayments of indebtedness	(142,999)	(1,000)
Payments of loan costs and exit fees	(2,821)	—
Payments for derivatives	(36)	—
Contributions from owners	6,118	6,023
Distributions to owners	(54,381)	(12,293)
Distributions to a noncontrolling interest in a consolidated entity	(15,712)	(212)

Net cash used in financing activities	(9,956)	(7,482)

Net change in cash and cash equivalents	(6,607)	(1,600)
Cash and cash equivalents at beginning of period	20,313	16,451

Cash and cash equivalents at end of period	$13,706	$14,851

Supplemental Cash Flow Information
Interest paid	$7,341	$7,504
Income taxes paid	$—	$—

See Notes to Combined Consolidated Financial Statements.

THE ASHFORD HOSPITALITY PRIME HOTELS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Organization and Description of Business

Ashford Hospitality Trust, Inc. (“AHT”) is a self-advised real estate investment trust (“REIT”) as defined in the Internal Revenue Code (“Code”) and was formed in Maryland on May 13, 2003. AHT commenced operations in August 2003 and has been focused on investing in the hospitality industry across all segments and in all methods including direct real estate, securities, equity, and debt. AHT owns its lodging investments and conducts its business through the majority-owned Ashford Hospitality Limited Partnership (“AHLP”), an operating partnership that was formed in Delaware on May 13, 2003. The general partner of AHLP is Ashford OP Limited Partner LLC, a Delaware limited liability company. AHLP will continue into perpetuity unless earlier dissolved or terminated pursuant to law or the provisions of the AHLP limited partnership agreement. The accompanying combined consolidated financial statements include the accounts of certain wholly-owned and majority owned subsidiaries of AHLP that own and operate eight hotels in five states and the District of Columbia. The portfolio includes six wholly-owned hotel properties and two hotel properties that are owned through a partnership in which AHT has a controlling interest. These hotels represent 3,146 total rooms, or 2,912 net rooms, excluding those attributable to our partner. As of March 31, 2013, six of the eight hotel properties were leased by AHT’s indirect wholly-owned subsidiaries that are treated as taxable REIT subsidiaries (TRS) for federal income tax purposes and two hotel properties owned through a consolidated partnership were leased to a TRS wholly-owned by such consolidated partnership. Each hotel is leased under a percentage lease that provides for each lessee to pay in each calendar month the base rent plus, in each calendar quarter, percentage rent, if any, based on hotel revenues. Lease revenue from the TRS is eliminated in consolidation. The hotels are operated under management contracts with Marriott International, Inc. and Hilton Worldwide, which are eligible independent contractors under the Code.

With respect to six of the eight hotels, the accompanying combined consolidated financial statements include the accounts of the following subsidiaries of AHT:

1.	Ashford Plano-M LP

2.	Ashford Seattle Waterfront LP

3.	Ashford Tampa International Hotel Partnership LP

4.	Ashford Seattle Downtown LP

5.	Ashford San Francisco II LP

6.	Ashford Philadelphia Annex LP

7.	Ashford TRS Philadelphia Annex LLC

8.	Ashford TRS Sapphire III LLC

9.	Ashford TRS Sapphire VII LLC

With respect to the other two hotels, the accompanying combined consolidated financial statements include the accounts of Ashford HHC Partners III, LP and its subsidiaries which include:

1.	CHH Torrey Pines Hotel Partners, LP

2.	CHH Capital Hotel Partners, LP

3.	CHH III Tenant Parent Corp.

4.	CHH Torrey Pines Tenant Corp.

5.	CHH Capital Tenant Corp.

6.	CHH Torrey Pines Hotel GP, LLC

7.	CHH Capital Hotel GP, LLC

The eight hotels which are owned and operated through each of the aforementioned entities are collectively referred to as “The Ashford Hospitality Prime Hotels”. In this report, the terms “the Company,” “we,” “us” or “our” refers to The Ashford Hospitality Prime Hotels.

2. Significant Accounting Policies

Basis of Presentation and Principles of Combination and Consolidation—The accompanying historical unaudited combined consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) for interim financial information and with instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring acrruals) considered necessary for a fair presentation have been included. These historical combined consolidated financial statements of The Ashford Hospitality Prime Hotels have been “carved out” of AHT’s consolidated financial statements and reflect significant assumptions and allocations. The hotels are under AHT’s common control. The combined consolidated financial statements were prepared using the financial position and results of operations of the entities set forth above after adjustments for certain ownership related activities that have been historically accounted for by AHT. These ownership activities include mortgage indebtedness associated with the eight initial hotels, debt related expenses and other owner related expenses. In addition, the combined consolidated statements of operations include allocations of corporate general and administrative expenses from AHT, which in the opinion of management, are reasonable. The historical financial information is not necessarily indicative of the Company’s future results of operations, financial position and cash flows. All significant inter-company accounts and transactions between combined consolidated entities have been eliminated in these historical, combined consolidated financial statements. These historical combined consolidated financial statements and related notes should be read in conjunction with the historical combined consolidated financial statements included earlier in this document.

The following items affect reporing comparability related to our historical combined consolidated financial statements:

•

Historical seaonality patterns at some of our properties cause fluctuations in our overall operating results. Consequently, operating results for the three months ended March 31, 2013 are not necessarily indicative of the results that may be expected for the year ended December 31, 2013.

•

Marriott International, Inc. (“Marriott”) manages six of our hotel properties. For these Marriott-managed hotels, the 2012 fiscal year reflects twelve weeks of operations in each of the first three quarters of the year and 16 weeks for the fourth quarter of the year. Beginning in 2013, the fiscal quarters end on March 31, June 30, September 30 and December 31. Therefore, in any given quarterly period, period-over-period results will have different ending dates. For Marriott-managed hotels, the first quarters of 2013 and 2012 began on December 29, 2012 and December 31, 2011, respectively and ended on March 31, 2013 and March 23, 2012, respectively. As a result, the quarter ended March 31, 2013 contained 93 days while the quarter ended March 23, 2012 contained 84 days. Prior results have not been adjusted.

Use of Estimates—The preparation of these combined consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents include cash on hand or held in banks and short-term investments with an initial maturity of three months or less at the date of purchase.

Restricted Cash—Restricted cash includes reserves for debt service, real estate taxes, and insurance, as well as excess cash flow deposits and reserves for furniture, fixtures, and equipment replacements of approximately 4% to 5% of property revenue for certain hotels, as required by certain management or mortgage debt agreement restrictions and provisions.

Accounts Receivable—Accounts receivable consists primarily of meeting and banquet room rental and hotel guest receivables. We generally do not require collateral. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of guests to make required payments for services. The allowance is maintained at a level believed adequate to absorb estimated receivable losses. The estimate is based on past receivable loss experience, known and inherent credit risks, current economic conditions, and other relevant factors, including specific reserves for certain accounts.

Inventories—Inventories, which primarily consist of food, beverages, and gift store merchandise, are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method.

Investments in Hotel Properties—Hotel properties are generally stated at cost. For hotel properties owned through our majority-owned entities, the carrying basis attributable to the partners’ minority ownership is recorded at historical cost, net of any impairment charges, while the carrying basis attributable to our majority ownership is recorded based on the allocated purchase price of our ownership interests in the entities. All improvements and additions which extend the useful life of the hotel properties are capitalized.

Impairment of Investment in Hotel Properties—Hotel properties are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of the hotel is measured by comparison of the carrying amount of the hotel to the estimated future undiscounted cash flows, which take into account current market conditions and our intent with respect to holding or disposing of the hotel. If our analysis indicates that the carrying value of the hotel is not recoverable on an undiscounted cash flow basis, we recognize an impairment charge for the amount by which the property’s net book value exceeds its estimated fair value, or fair value, less cost to sell. In evaluating the impairment of hotel properties, we make many assumptions and estimates, including projected cash flows, expected holding period and expected useful life. Fair value is determined through various valuation techniques, including internally developed discounted cash flow models, comparable market transactions and third-party appraisals, where considered necessary. If an asset is deemed to be impaired, we record an impairment charge for the amount that the property’s net book value exceeds its estimated fair value, or fair value, less cost to sell. During the three months ended March 31, 2013 and 2012, we have not recorded any impairment charges.

Assets Held for Sale and Discontinued Operations—We classify assets as held for sale when we have obtained a firm commitment from a buyer, and consummation of the sale is considered probable and expected within one year. The related operations of assets held for sale are reported as discontinued if a) such operations and cash flows can be clearly distinguished, both operationally and financially, from our ongoing operations, b) such operations and cash flows will be eliminated from ongoing operations once the disposal occurs, and c) we will not have any significant continuing involvement subsequent to the disposal.

Deferred Costs, net—Deferred loan costs are recorded at cost and amortized over the terms of the related indebtedness using the effective interest method.

Intangible Asset, net and Intangible Liability, net—Intangible asset represents the market value related to a lease agreement obtained in connection with AHT’s acquisition of a hotel property that was below the market rate at the date of the acquisition and is amortized over the remaining term of the lease. Intangible liability represents the market value related to a lease agreement obtained in connection with AHT’s acquisition of a hotel property that was above the market rate at the date of the acquisition and is amortized over the remaining term of the lease.

Derivative Instruments and Hedging— Interest rate derivatives include interest rate caps which provide us with interest rate protection above the strike rate on the cap and result in us receiving interest payments when actual rates exceed the cap strike rate. These derivatives are subject to master netting settlement arrangements. We report derivatives with the same counterparty net on the combined consolidated balance sheets.

Derivatives are recorded at fair value in accordance with the applicable authoritative accounting guidance. Changes in fair value are recognized in earnings as “Unrealized loss on derivatives” in the combined consolidated statements of operations.

Due to/from Third-Party Hotel Managers—Due from third-party hotel managers primarily consists of amounts due from Marriott related to cash reserves held at the Marriott corporate level related to operating, capital improvements, insurance, real estate taxes, and other items. Due to third-party hotel managers primarily consists of amounts due to Marriott and/or Hilton related to rebilled expenses.

Noncontrolling Interests in Consolidated Entities—The noncontrolling interest in a consolidated entity represents an ownership interest of 25% in two hotel properties at March 31, 2013 and December 31, 2012 and is reported in equity in the combined consolidated balance sheets.

Income/loss from consolidated entities attributable to noncontrolling interests in our consolidated entities are reported as deductions/additions from/to net income/loss. Comprehensive income/loss attributable to these noncontrolling interests is reported as reductions/additions from/to comprehensive income/loss.

The total carrying value of the noncontrolling interest in a consolidated entity was ($1.7 million) and $12.5 million at March 31, 2013 and December 31, 2012, respectively. Noncontrolling interests in consolidated entities were allocated losses of $704,000 and $122,000 for the three months ended March 31, 2013 and 2012, respectively.

Revenue Recognition—Hotel revenues, including room, food, beverage, and ancillary revenues such as long-distance telephone service, laundry, parking and space rentals, are recognized when services have been rendered. Taxes collected from customers and submitted to taxing authorities are not recorded in revenue.

Corporate General and Administrative Expense—Corporate general and administrative expense represents an allocation of certain AHT corporate general and administrative costs including salaries and benefits, stock based compensation, legal and professional fees, rent expense, insurance expense and office expenses. The costs were allocated based on the pro rata share of our undepreciated gross investment in hotel properties in relation to AHT’s undepreciated gross investment in hotel properties for all indirect costs. All direct costs associated with the operations of the eight initial hotel properties are included in the combined consolidated financial statements.

Income Taxes—The entities that own the eight hotels are considered partnerships for federal income tax purposes. Partnerships are not subject to U.S. federal income taxes. The partnerships’ revenues and expenses pass through to and are taxed on the owners. The states and cities where the partnerships operate in follow the U.S. federal income tax treatment, with the exception of the District of Columbia, Texas, and the city of Philadelphia. Accordingly, we provide for income taxes in these jurisdictions for the partnerships. The combined consolidated entities that operate the eight hotels are considered taxable corporations for U.S. federal, state, and city income tax purposes. The combined consolidated entities that operate the two hotels owned by a consolidated partnership elected to be treated as taxable REIT subsidiaries (“TRS”) in April 2007, when the partnership was acquired by AHT. In accordance with authoritative accounting guidance, we account for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. In addition, the analysis utilized by us in determining our deferred tax asset valuation allowance involves considerable management judgment and assumptions. Income tax expense in the accompanying combined consolidated financial statements was calculated on a “carve-out” basis from AHT.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued accounting guidance that clarified the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The guidance prescribes a financial statement recognition and measurement attribute for the recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides direction on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We classify interest and penalties related to underpayment of income taxes as income tax expense. We and our subsidiaries will file income tax returns in the U.S. federal jurisdiction and various states and cities. Tax years 2009 through 2012 remain subject to potential examination by certain federal and state taxing authorities. As more fully described in Note 10, income tax examinations of certain of our taxable corporate subsidiaries are currently in process. We believe that the results of completion of these examinations will not have a material adverse effect on the accompanying combined consolidated financial statements.

Recently Adopted Accounting Standards—In December 2011 and further amended in November 2012, the FASB issued accounting guidance to require disclosures about offsetting assets and liabilities. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements that are either netted on the balance sheet or subject to an enforceable master netting agreement or similar arrangement. The new accounting guidance is effective for fiscal years, and interim periods within those years, beginning after January 1, 2013 and the disclosures should be reported retrospectively for all comparative periods presented. We adopted this accounting guidance on January 1, 2013. The adoption of this accounting guidance did not have any impact on our financial position or results of operations.

3. Summary of Significant Transactions

On February 26, 2013, AHT refinanced the $141.0 million loan due August 2013 with a $199.9 million loan due February 2018. The new loan provides for an interest rate of LIBOR + 3.50%, with no LIBOR floor. In connection with the refinance, AHT entered into an interest rate cap with a counterparty, capping LIBOR at 3.00%. The new loan continues to be secured by the Capital Hilton in Washington, D.C. and the Hilton La Jolla Torrey Pines in La Jolla, CA. We have a 75% ownership interest in the properties, with Hilton holding the remaining 25%. The excess loan proceeds above closing costs and reserves were distributed to the partners on a pro rata basis. AHT’s share of the distribution was approximately $40.5 million.

4. Investment in Hotel Properties, net

Investment in hotel properties, net consisted of the following (in thousands):

	March 31, 2013	December 31, 2012
Land	$129,994	$129,994
Buildings and improvements	741,979	739,055
Furniture, fixtures and equipment	38,459	49,160
Construction in progress	1,773	2,759

Total cost	912,205	920,968
Accumulated depreciation	(142,047)	(149,032)

Investment in hotel properties, net	$770,158	$771,936

5. Note Receivable

As of March 31, 2013 and December 31, 2012, AHT owned a note receivable of $8.1 million from the city of Philadelphia, Pennsylvania. The note bears interest at a rate of 12.85% and matures in 2018. The interest income recorded on the note receivable is offset against the interest expense recorded on the TIF loan of the same amount. See Note 6.

6. Indebtedness

Indebtedness was as follows at March 31, 2013 and December 31, 2012 (in thousands):

Indebtedness	Collateral	Maturity	Interest Rate	March 31, 2013	December 31, 2012
Mortgage loan(3)	2 hotels	August 2013	LIBOR+2.75%(1)	$—	$141,667
Mortgage loan(2)	1 hotel	April 2017	5.91%	34,624	34,735
Mortgage loan	2 hotels	April 2017	5.95%	126,886	127,288
Mortgage loan	3 hotels	April 2017	5.95%	258,202	259,021
Mortgage loan(3)	2 hotels	February 2018	LIBOR+3.50%(1)	199,875	—
TIF loan(2) (4)	1 hotel	June 2018	12.85%	8,098	8,098

Total				$627,685	$570,809

(1)	LIBOR rates were 0.204% and 0.209% at March 31, 2013 and December 31, 2012, respectively.
(2)	These loans are collateralized by the same property.
(3)	On February 26, 2013, AHT refinanced the $141.7 million loan due August 2013 with a $199.9 million loan due February 2018. The new loan provides for an interest rate of LIBOR + 3.50%, with no LIBOR floor.
(4)	The interest expense from the TIF loan is offset against interest income recorded on the note receivable of the same amount. See Note 5.

On February 26, 2013, AHT refinanced the $141.7 million loan due August 2013, which had an outstanding balance of $141.0, with a $199.9 million loan due February 2018. The new loan provides for an interest rate of LIBOR + 3.50%, with no LIBOR floor. In connection with the refinance, AHT entered into an interest rate cap with a counterparty, capping LIBOR at 3.00%. The new loan continues to be secured by the Capital Hilton in Washington, D.C. and the Hilton La Jolla Torrey Pines in La Jolla, CA. We have a 75% ownership interest in the properties, with Hilton holding the remaining 25%. The excess loan proceeds above closing costs and reserves were distributed to the partners on a pro rata basis. AHT’s share of the excess loan proceeds was approximately $40.5 million.

The assets of certain of our subsidiaries are pledged under non-recourse indebtedness and are not available to satisfy the debts and other obligations of the combined consolidated group. Presently, our existing financial covenants are non-recourse and primarily relate to maintaining minimum debt coverage ratios. As of March 31, 2013, we were in compliance in all material respects with all covenants or other requirements set forth in our debt and related agreements as amended.

7. Derivative Instruments and Hedging

Interest Rate Derivatives—We are exposed to risks arising from our business operations, economic conditions and financial markets. To manage the risks, we primarily use interest rate derivatives to hedge our debt as a way to potentially improve cash flows. The interest rate derivatives include interest rate caps, which are subject to master netting settlement arrangements. All derivatives are recorded at fair value.

In 2013, AHT entered into an interest rate cap with a notional amount and strike rate of $199.9 million and 3.00%, respectively, which had an effective date of March 2013, a maturity date of March 2015 and total cost of $36,000. The instrument was not designated as a cash flow hedge. This instrument caps the interest rate on our mortgage loan with a principal balance of $199.9 million and a maturity date of February 2018.

8. Fair Value Measurements

Fair Value Hierarchy—Our financial instruments measured at fair value either on a recurring or a non-recurring basis are classified in a hierarchy for disclosure purposes consisting of three levels based on the observability of inputs in the market place as discussed below:

•

Level 1: Fair value measurements that are quoted prices (unadjusted) in active markets that we have the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets.

•

Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

•

Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. The circumstances for using these measurements include those in which there is little, if any, market activity for the asset or liability.

The fair values of interest rate caps are determined using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates rise above the strike rates of the caps. The variable interest rates used in the calculation of projected receipts on the caps are based on an expectation of future interest rates derived from observable market interest rate curves (LIBOR forward curves) and volatilities (the Level 2 inputs). We also incorporate credit valuation adjustments (the Level 3 inputs) to appropriately reflect both our own non-performance risk and the respective counterparty’s non-performance risk in the fair value measurements.

We have determined that when a majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. However, when the valuation adjustments associated with our derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by us and our counter-parties, which we consider significant (10% or more) to the overall valuation of our derivatives, the derivative valuations in their entirety are classified in Level 3 of the fair value hierarchy. Transfers of inputs between levels are determined at the end of each reporting period.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents our assets and liabilities measured at fair value on a recurring basis aggregated by the level within which measurements fall in the fair value hierarchy (in thousands):

	Significant Other Observable Inputs (Level 2)	Total
March 31, 2013
Assets
Derivative assets:
Interest rate derivatives	$5	$5	(1)

(1)	Reported as “Derivative assets” in the combined consolidated balance sheets.

At December 31, 2012 there were no assets or liabilities measured at fair value on a recurring basis.

Effect of Fair Value Measured Assets and Liabilities on Combined Consolidated Statements of Operations

The following table summarizes the effect of fair value measured assets and liabilities on the combined consolidated statements of operations (in thousands):

	Gain or (Loss) Recognized in Income
	Three Months Ended March 31,
	2013		2012
Assets
Derivative assets:
Interest rate derivatives	$(31	)(1)	$—

(1)	Reported as “Unrealized loss on derivatives” in the combined consolidated statements of operations.

9. Summary of Fair Value of Financial Instruments

Determining the estimated fair values of certain financial instruments such as notes receivable and indebtedness requires considerable judgment to interpret market data. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Accordingly, the estimates presented are not necessarily indicative of the amounts at which these instruments could be purchased, sold or settled. The carrying amounts and estimated fair values of financial instruments not measured at fair value were as follows (in thousands):

	March 31, 2013		December 31, 2012
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$13,706	$13,706	$20,313	$20,313
Restricted cash	$6,421	$6,421	$16,891	$16,891
Accounts receivable	$9,470	$9,470	$5,892	$5,892
Notes receivable	$8,098	$11,687 to $12,918	$8,098	$11,796 to $13,037
Derivative assets	$5	$5	$—	$—
Due from third-party hotel managers	$17,283	$17,283	$16,141	$16,141
Financial liabilities:
Indebtedness	$627,685	$619,977 to $685,238	$570,809	$552,245 to $610,376
Accounts payable and accrued expenses	$16,227	$16,227	$18,109	$18,109
Due to third-party hotel managers	$671	$671	$585	$585

Cash, cash equivalents and restricted cash. These financial assets bear interest at market rates and have maturities of less than 90 days. The carrying values approximate fair value due to the short-term nature of these financial instruments. This is considered a Level 1 valuation technique.

Accounts receivable, accounts payable and accrued expenses, and due to/from third-party hotel managers. The carrying values of these financial instruments approximate their fair values due to the short-term nature of these financial instruments. This is considered a Level 1 valuation technique.

Notes receivable. Fair value of the note receivable was determined by using similar loans with similar collateral. Since there is very little to no trading activity, we had to rely on our internal analysis of what we believe a willing buyer would pay for this note at March 31, 2013 and December 31, 2012. We estimated the fair value of the note receivable to be approximately 44.3% to 59.5% higher than the carrying value of $8.1 million at

March 31, 2013, and approximately 45.7% to 61.0% higher than the carrying value of $8.1 million at December 31, 2012. This is considered a Level 2 valuation technique.

Indebtedness. Fair value of indebtedness is determined using future cash flows discounted at current replacement rates for these instruments. Cash flows are determined using a forward interest rate yield curve. The current replacement rates are determined by using the U.S. Treasury yield curve or the index to which these financial instruments are tied, and adjusted for the credit spreads. Credit spreads take into consideration general market conditions, maturity and collateral. We estimated the fair value of the total indebtedness to be approximately 98.8% to 109.2% of the carrying value of $627.7 million at March 31, 2013, and approximately 96.7% to 106.9% of the carrying value of $570.8 million at December 31, 2012. This is considered a Level 2 valuation technique.

Derivative assets. Fair value of the interest rate derivatives are determined using the net present value of the expected cash flows of each derivative based on the market-based interest rate curve and adjusted for credit spreads of the Company and the counterparties. See Notes 2, 7 and 8 for a complete description of the methodology and assumptions utilized in determining fair values.

10. Commitments and Contingencies

Restricted Cash—Under certain management and debt agreements for our hotel properties existing at March 31, 2013, escrow payments are required for insurance, real estate taxes, and debt service. In addition, for certain properties based on the terms of the underlying debt and management agreements, we escrow 4% to 5% of gross revenues for capital improvements.

Management Fees—Under management agreements for our hotel properties existing at March 31, 2013, we paid a) 3% to 7% of gross revenues, as well as annual incentive management fees, if applicable, b) market service fees on approved capital improvements, including project management fees of up to 4% of project costs, for certain hotels, and c) other general fees at current market rates as approved by AHT’s independent directors, if required. These management agreements expire from December 31, 2016 through December 31, 2041, with renewal options. If we terminate a management agreement prior to its expiration, we may be liable for estimated management fees through the remaining term, liquidated damages or, in certain circumstances, we may substitute a new management agreement.

Litigation—The Company is engaged in various legal proceedings which have arisen but have not been fully adjudicated. The likelihood of loss for these legal proceedings, based on definitions within contingency accounting literature, ranges from remote to reasonably possible and to probable. Based on estimates of the range of potential losses associated with these matters, management does not believe the ultimate resolution of these proceedings, either individually or in the aggregate, will have a material adverse effect upon the combined consolidated financial position or results of operations of the Company. However, the final results of legal proceedings cannot be predicted with certainty and if the Company failed to prevail in one or more of these legal matters, and the associated realized losses were to exceed the Company’s current estimates of the range of potential losses, the Company’s combined consolidated financial position or results of operations could be materially adversely affected in future periods.

Income Taxes—We and our subsidiaries will file income tax returns in the federal jurisdiction and various states and cities. Tax years 2009 through 2012 remain subject to potential examination by certain federal and state taxing authorities.

As part of our formation transactions, AHT will contribute its indirect interest in CHH III Tenant Parent Corp. (“CHH”), the parent of the TRS lessees for two of our initial properties, and for which we intend to elect to treat as a TRS. AHT also elected to treat CHH III Tenant Parent Corp. as a TRS.

In September 2010, the Internal Revenue Service (“IRS”) completed an audit of CHH for the tax year ended December 31, 2007. The IRS issued a notice of proposed adjustment based on Section 482 of the Code that reduced the amount of rent AHT charged CHH. AHT owns a 75% interest in the hotel properties and CHH. In connection with the CHH audit, the IRS selected AHT for audit for the same tax year. In October 2011, the IRS issued an income tax adjustment to AHT as an alternative to the CHH proposed adjustment. The AHT adjustment is based on the REIT 100% federal excise tax on its share of the amount by which the rent was held to be greater than the arm’s length rate. AHT strongly disagrees with the IRS’ position. AHT filed written protests with the IRS and requested an IRS Appeals Office review of the CHH and AHT cases simultaneously. The IRS granted the Appeals Office review and AHT’s representatives attended Appeals Office conferences. One or more additional conferences with the Appeals Office may be required to resolve the cases, and AHT anticipates these will occur in 2013. In determining amounts payable by CHH under its leases, AHT engaged a third party to prepare a transfer pricing study which concluded that the lease terms have been consistent with arms’ length terms as required by applicable Treasury regulations. However, if the IRS were to pursue CHH’s case and prevail, CHH would owe approximately $1.1 million of additional U.S. federal income taxes plus possible additional state income taxes of $199,000, net of federal benefit. Alternatively, if the IRS were to pursue the AHT case and prevail, AHT would owe approximately $4.6 million of U.S. federal excise taxes. The excise taxes assessed on AHT would be in lieu of the CHH additional income taxes. AHT believes the IRS transfer pricing methodologies applied in the audits contain flaws and that the IRS adjustments to the rent charged are inconsistent with the U.S. federal tax laws related to REITs and true leases. U.S. federal income tax assessment statutes of limitations generally limit the time the IRS has to make assessments to within three years after a return is due or filed, whichever is later. As a result, the IRS has requested and AHT agreed to extend the assessment statute of limitations three times for CHH and AHT for the 2007 tax year. The most recent IRS request was made in January 2013, and extends the statute for the 2007 tax year to March 31, 2014.

In June 2012, the IRS completed audits of CHH and AHT for the tax years ended December 31, 2008 and 2009. With respect to the 2009 tax year, the IRS has not proposed any adjustments to CHH or AHT. For the 2008 tax year, the IRS has issued notices of proposed adjustments for both AHT and CHH. The AHT adjustment is for $3.3 million of U.S. federal excise taxes and represents the amount by which the IRS asserts that the rent charged to CHH was greater than the arms’ length rate pursuant to IRC Section 482. The CHH adjustment is for $1.6 million of additional income, which would equate to approximately $467,000 of additional U.S. federal income taxes and potential state income taxes of $83,000, net of federal benefit. The CHH adjustment represents the IRS’ imputation of compensation to CHH under IRC Section 482 for agreeing to be a party to the lessor entity’s bank loan agreement. AHT owns a 75% interest in the lessor entity. AHT strongly disagrees with both of the IRS adjustments for the reasons noted under the 2007 audits, and in addition, AHT believes the IRS has misinterpreted certain terms of the lease, third-party hotel management, and bank loan agreements. AHT has filed a written protest and requested an IRS Appeals Office review. The IRS has granted the Appeals Office review and has assigned the same Appeals team that is overseeing the 2007 cases to the 2008 cases. The initial Appeals conference for the 2008 cases is scheduled to occur in August 2013. In March 2012, the IRS requested and AHT consented to extend the statute of limitations for CHH and AHT for the 2008 tax year to March 31, 2013. In January 2013, the IRS requested and AHT agreed to extend the statute of limitations to March 31, 2014.

With respect to both the 2007 and 2008 IRS audits, AHT believes CHH and AHT will substantially prevail in the eventual settlement of the audits and that the settlements will not have a material adverse effect on the accompanying combined consolidated financial statements. AHT has concluded that the positions reported on the tax returns under audit by the IRS are, solely on their technical merits, more-likely-than-not to be sustained upon examination.

11. Segment Reporting

We operate in one business segment within the hotel lodging industry: direct hotel investments. Direct hotel investments refer to owning hotels through either acquisition or new development. We report operating results of direct hotel investments on an aggregate basis as substantially all of our hotel investments have similar economic characteristics and exhibit similar long-term financial performance. As of March 31, 2013 and December 31, 2012, all of our hotel properties were domestically located.

SCHEDULE III

THE ASHFORD HOSPITALITY PRIME HOTELS

REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2012

(dollars in thousands)

Column A		Column B	Column C		Column D		Column E			Column F	Column G	Column H	Column I
			Initial Cost		Costs Capitalized Since Acquisition		Gross Carrying Amount At Close of Period
Hotel Property	Location	Encumbrances	Land	FF&E, Buildings and improvements	Land	FF&E, Buildings and improvements	Land	FF&E, Buildings and improvements	Total	Accumulated Depreciation	Construction Date	Acquisition Date	Income Statement
Hilton	Washington, D.C.	$79,688	$45,720	$111,469	$—	$29,772	$45,720	$141,241	$186,961	$31,505	—	04/2007	(1),(2),(3)
Hilton	La Jolla, CA	61,979	—	123,932	—	13,170	—	137,102	137,102	33,063	—	04/2007	(1),(2),(3)
Marriott	Seattle, WA	134,691	31,888	112,177	—	4,963	31,888	117,140	149,028	18,980	—	04/2007	(1),(2),(3)
Marriott	Plano, TX	78,978	2,725	93,118	—	5,839	2,725	98,957	101,682	16,521	—	04/2007	(1),(2),(3)
Courtyard by Marriott	Philadelphia, PA	42,833	9,814	94,035	—	4,235	9,814	98,270	108,084	16,861	—	04/2007	(1),(2),(3)
Courtyard by Marriott	Seattle, WA	59,263	17,194	46,767	—	3,526	17,194	50,293	67,487	7,945	—	04/2007	(1),(2),(3)
Courtyard by Marriott	San Francisco, CA	68,025	22,653	72,734	—	3,160	22,653	75,894	98,547	12,814	—	04/2007	(1),(2),(3)
Renaissance	Tampa, FL	45,352	—	69,185	—	2,139	—	71,324	71,324	11,343	—	04/2007	(1),(2),(3)
Construction in Progress	Various	—	—	—	—	753	—	753	753	—	—	—	—

Total		$570,809	$129,994	$723,417	$—	$67,557	$129,994	$790,974	$920,968	$149,032

(1)	Estimated useful life for buildings is 39 years.
(2)	Estimated useful life for building improvements is 7.5 years.
(3)	Estimated useful life for furniture and fixtures is 3 to 5 years.

	Year Ended December 31,
	2012	2011	2010
Investment in Real Estate:
Beginning balance	$924,318	$919,356	$928,258
Additions	12,183	10,555	19,859
Write-offs	(15,533)	(5,593)	(28,761)

Ending balance	920,968	924,318	919,356

Accumulated Depreciation:
Beginning balance	135,148	111,034	108,629
Depreciation expense	29,417	29,707	31,166
Write-offs	(15,533)	(5,593)	(28,761)

Ending balance	149,032	135,148	111,034

Investment in Real Estate, net	$771,936	$789,170	$808,322

INDEPENDENT AUDITORS’ REPORT

To the Venturers of

Pier House Joint Venture

Cleveland, Ohio

We have audited the accompanying financial statements of Pier House Joint Venture (the “Joint Venture”) which comprise the balance sheets as of December 31, 2012 and 2011, and the related statements of operations and comprehensive income, venturers’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Joint Venture’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Joint Venture’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pier House Joint Venture as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accept in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Cleveland, Ohio

February 25, 2013

PIER HOUSE JOINT VENTURE

BALANCE SHEETS

DECEMBER 31, 2012 AND 2011

ASSETS	2012	2011
CASH AND CASH EQUIVALENTS	$312,459	$312,189

RESTRICTED DEPOSITS	303,015	653,846

INVESTMENT IN POOLED FUNDS	2,556,634	3,630,988

ACCOUNTS RECEIVABLE—Net of allowance for doubtful accounts of $34,032 and $35,502, respectively	174,354	208,538

INVENTORIES	263,316	272,688

PREPAID EXPENSES AND OTHER ASSETS	452,166	460,515

HOTEL FACILITIES—At cost:
Land	9,569,170	1,936,928
Buildings and improvements	47,039,784	46,845,727
Furniture, fixtures and equipment	9,273,247	9,144,958
Deferred loan costs	338,623	337,573

	66,220,824	58,265,186
Accumulated depreciation and amortization	29,215,449	27,719,016

	37,005,375	30,546,170

	$41,067,319	$36,084,934

LIABILITIES AND VENTURERS’ EQUITY

LIABILITIES:
Mortgage notes payable	$12,310,287	$12,940,016
Loans payable—related party	20,894,500	17,594,500
Capital lease obligations	62,493	90,737
Accounts payable	240,796	275,853
Accrued expenses	1,033,490	985,117
Advanced deposits	1,367,326	1,178,529

	35,908,892	33,064,752
VENTURERS’ EQUITY:
Investment	5,274,143	3,104,020
Accumulated other comprehensive loss	(115,716)	(83,838)

	5,158,427	3,020,182

	$41,067,319	$36,084,934

See notes to financial statements.

PIER HOUSE JOINT VENTURE

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
REVENUES:
Rooms	$14,318,374	$13,404,236
Food and beverage	2,996,998	2,686,927
Telephone	2,188	3,060
Caribbean Spa	982,399	1,018,892
Other	391,099	465,805

	18,691,058	17,578,920
DEPARTMENTAL EXPENSES:
Rooms	2,102,368	2,120,361
Food and beverage	2,492,752	2,347,454
Telephone	65,870	64,893
Caribbean Spa	798,229	800,953

	5,459,219	5,333,661

	13,231,839	12,245,259
OPERATING EXPENSES:
Management fees	935,054	886,411
Real estate taxes	261,397	257,442
Loss on disposal of assets	26,371	71,489
Other operating expenses	5,336,570	5,226,264
Other expenses, net	1,434,456	1,156,677

	7,993,848	7,598,283

	5,237,991	4,646,976
OTHER INCOME (EXPENSES):
Interest income	47,055	53,361
Interest expense	(1,625,663)	(1,622,405)

	(1,578,608)	(1,569,044)

	3,659,383	3,077,932
DEPRECIATION AND AMORTIZATION	1,489,260	1,513,566

NET INCOME	2,170,123	1,564,366

OTHER COMPREHENSIVE LOSS — Unrealized loss on marketable securities, net of reclassification adjustment	(31,878)	(13,908)

COMPREHENSIVE INCOME	$2,138,245	$1,550,458

See notes to financial statements.

PIER HOUSE JOINT VENTURE

STATEMENTS OF VENTURERS’ EQUITY

YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012
	Total	JG Key West LLC	JG Pier House LLC

CASH INVESTMENT—January 1, 2012 and December 31, 2012	$9,835,347	$5,165,347	$4,670,000

ACCUMULATED LOSS—January 1, 2012	(6,731,327)	(3,613,337)	(3,117,990)
Net income	2,170,123	1,085,062	1,085,061

ACCUMULATED LOSS—December 31, 2012	(4,561,204)	(2,528,275)	(2,032,929)

INVESTMENT—December 31, 2012	5,274,143	2,637,072	2,637,071

ACCUMULATED OTHER COMPREHENSIVE
LOSS—January 1, 2012	(83,838)	(41,919)	(41,919)
Other comprehensive loss	(31,878)	(15,939)	(15,939)

ACCUMULATED OTHER COMPREHENSIVE
LOSS—December 31, 2012	(115,716)	(57,858)	(57,858)

VENTURERS’ EQUITY—December 31, 2012	$5,158,427	$2,579,214	$2,579,213

	2011
	Total	JG Key West LLC	JG Pier House LLC
CASH INVESTMENT—January 1, 2011	9,845,347	5,170,347	4,675,000

DISTRIBUTIONS	(10,000)	(5,000)	(5,000)

CASH INVESTMENT—December 31, 2011	9,835,347	5,165,347	4,670,000

ACCUMULATED LOSS—January 1, 2011	(8,295,693)	(4,395,520)	(3,900,173)
Net income	1,564,366	782,183	782,183

ACCUMULATED LOSS—December 31, 2011	(6,731,327)	(3,613,337)	(3,117,990)

INVESTMENT—December 31, 2011	3,104,020	1,552,010	1,552,010

ACCUMULATED OTHER COMPREHENSIVE
LOSS—January 1, 2011	(69,930)	(34,965)	(34,965)
Other comprehensive loss	(13,908)	(6,954)	(6,954)

ACCUMULATED OTHER COMPREHENSIVE
LOSS—December 31, 2011	(83,838)	(41,919)	(41,919)

VENTURERS’ EQUITY—December 31, 2011	$3,020,182	$1,510,091	$1,510,091

See notes to financial statements.

PIER HOUSE JOINT VENTURE

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,170,123	$1,564,366
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,522,167	1,545,552
Loss on disposal of assets	26,371	71,489
Decrease (increase) in receivables	34,184	(29,132)
Decrease (increase) in inventories	9,372	(39,842)
Decrease (increase) in prepaid expenses and other assets	8,349	(24,234)
Increase in accounts payable and accrued expenses	13,316	151,471
Increase in advanced deposits	188,797	360,777

Net cash provided by operating activities	3,972,679	3,600,447

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of land	(7,632,243)	—
Additions to hotel facilities	(375,500)	(540,705)
Decrease (increase) of restricted deposits	350,831	(389,288)
Cash invested in pooled funds	(10,923,966)	(7,215,955)
Cash received from pooled funds	11,966,442	4,812,044

Net cash used in investing activities	(6,614,436)	(3,333,904)

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to venturers	—	(10,000)
Payments on mortgage note payable	(629,729)	(588,668)
Repayment of capital lease obligations	(28,244)	(3,922)
Proceeds from loan payable to related party	3,300,000	—

Net cash provided by (used in) financing activities	2,642,027	(602,590)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	270	(336,047)

CASH AND CASH EQUIVALENTS—Beginning of year	312,189	648,236

CASH AND CASH EQUIVALENTS—End of year	$312,459	$312,189

SUPPLEMENTAL SCHEDULE OF NONCASH ACTIVITIES:
Additions to hotel facilities	$—	$(94,659)
Increase in capital lease obligations	—	94,659

See notes to financial statements.

PIER HOUSE JOINT VENTURE

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012 AND 2011

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements of Pier House Joint Venture (the “Joint Venture”) are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include only those assets, liabilities and results of operations which relate to the business of the Joint Venture.

Fair Value Measurements—Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability.

The FASB’s ASC establishes a three-tier hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable input be used when available.

The only asset or liability held by the Joint Venture that is measured at fair value is the Investment in Pooled Funds. The Investment in Pooled Funds is classified within Level 2 of the valuation hierarchy as defined by the FASB’s ASC. Level 2 in the valuation hierarchy includes valuation inputs that are observable for the asset or liability, either directly or indirectly, other than quoted prices in active markets for identical assets or liabilities.

Cash and Cash Equivalents—The Joint Venture considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of cash on hand.

Restricted Deposits—At December 31, 2012 and 2011, deposits include escrows under the mortgage notes payable. At December 31, 2011 deposits also include a $315,000 bid bond submitted to the City of Key West for purchase of the Spa building land which in 2012 was applied toward the purchase of Spa building land.

Investment in Pooled Funds—The Joint Venture participates in a pooled fund arrangement, along with other entities affiliated through common ownership. Through an affiliate, cash is accumulated and invested in money market funds and various debt securities (“marketable securities”). Included in the balance sheet is the Joint Venture’s undivided interest in marketable securities. Included in interest income is the Joint Venture’s proportionate share of income earned on the pooled funds arrangement, including realized gains computed on the basis of specific identification of $27,485 and $28,480 in 2012 and 2011, respectively. The Joint Venture is allocated its share of income based upon the daily weighted average balance of its investment relative to all other participants in the pooled funds. The investment in pooled funds is classified as available-for-sale and is carried at fair value based on quoted market rates of the underlying marketable securities.

The following table presents the relative composition of marketable securities by category at fair value and amortized cost held in the pooled funds at December 31, 2012 and 2011:

	2012	2011
Money market funds	56%	27%
U.S. government securities	38	58
U.S. agency securities	6	15

Total	100%	100%

The relative contractual maturities of debt securities held in the pooled funds at December 31, 2012, are as follows:

Due in one year or less	3%
Due after one year through five years	97

Total	100%

Inventories—Inventories of food, beverage and market items are stated at the lower of cost (first-in, first-out method) or market. China, glassware, silver, linen and uniforms are adjusted periodically to reflect actual quantities and are valued at cost. A valuation reserve for certain items in use has been recorded at 25% of cost.

Land—Land is stated at cost and includes the land under the Spa Building which was purchased by the Joint Venture from the City of Key West for $7,500,000 in 2012.

Hotel Buildings and Equipment—Hotel buildings and equipment are stated at cost and are being depreciated using the straight line method over the following estimated useful lives:

Buildings and improvements	5 - 40 years
Furniture, fixtures and equipment	3 - 10 years

Revenue Recognition—Revenue from operation of the hotel is recognized as services are provided. These revenues are recorded net of any sales and occupancy tax collected from guests as earned and fee commissions to wholesalers.

Deferred Loan Costs—These costs represent the costs of obtaining financing and are being amortized over the term of the related loan. Accumulated amortization for these costs was $270,618 and $237,711 at December 31, 2012 and 2011, respectively.

Income Taxes—No provision has been made for federal and state income taxes since these taxes are the responsibility of the venturers.

Management has evaluated its tax positions, including its pass-through status, and has determined that the positions have no effect on the Joint Venture’s financial position or results of operations.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other Comprehensive Income (Loss)—The Joint Venture computes unrealized gains and losses on marketable securities on the basis of specific identification. Unrealized gains and losses are reported as other comprehensive income (loss) in the statements of venturers’ equity.

Subsequent Events—The Joint Venture has evaluated subsequent events through February 25, 2013, the date that the Joint Venture’s financial statements were available for issuance.

2.	OPERATIONS

The Joint Venture was formed in June 1980 for the purpose of owning and operating a resort hotel in Key West, Florida.

3.	MORTGAGE NOTES PAYABLE

Mortgage notes payable are collateralized by certain hotel facilities and receivables, restricted deposits, and inventories. The terms of the mortgage notes are summarized as follows:

	Jackson National Life		Jackson National Life
Mortgagee	Insurance Company		Insurance Company
Original date	October 26, 2004		October 26, 2004
Maturity date	November 1, 2014		November 1, 2014
Original amount	$14,000,000		$2,400,000
Balance at December 31, 2012	$11,749,729		$560,558
Balance at December 31, 2011	$12,100,009		$840,007
Monthly payment	$99,844	(1)	$27,057	(1)
Interest rate (fixed)	7.10%		6.34%

(1)	Payment represents principal and interest amortized over a period of 10 years.

As of December 31, 2012, scheduled payments on the mortgage notes payable are as follows:

2013	$615,776
2014	11,694,511

$12,310,287

Pursuant to the provisions of the mortgage note, real estate taxes and repair and maintenance reserves are being deposited into an escrow account.

Interest paid totaled $893,076 and $934,139 in 2012 and 2011, respectively. Interest expense includes loan fee amortization of $32,907 and $31,986 in 2012 and 2011, respectively.

4.	OPERATING LEASE OBLIGATIONS

At December 31, 2012, the Joint Venture is obligated under operating leases for certain other hotel equipment. The ground lease for the land under the Spa Building was terminated in 2012 upon acquisition of the land by the Joint Venture.

As of December 31, 2012, scheduled minimum future operating lease obligations are summarized as follows:

Year ending December 31:
2013	$16,968
2014	16,968
2015	14,392
2016	1,512
2017	1,512
Thereafter	—

Total	$51,352

Rental expense for operating leases for 2012 and 2011 was $21,998 and $25,144, respectively.

5.	CAPITAL LEASE OBLIGATION

The Joint Venture is obligated under two capital equipment leases that expire in 2014. The future minimum capital lease obligations at December 31, 2012 are as follows:

2013	$35,860
2014	30,000

Total minimum capital lease payments	65,860

Less imputed interest	3,367

Present value of net minimum capital lease payments	$62,493

Assets of $94,659 held under the capitalized lease at December 31, 2012, are included in furniture, fixtures, and equipment. Amortization of assets under the capital leases is included in depreciation and amortization expense.

6.	RENTAL INCOME UNDER OPERATING LEASES

The Joint Venture has an operating lease for operation of a restaurant and lounge at the hotel. The lease is for 18 years commencing March 17, 2006, and includes base rent and percentage rent based on sales volume. Base rent is recognized on a straight line basis over the term of the lease. No percentage rent was due for 2012 and 2011.

Base rent under the lease is as follows:

2013	$112,440
2014	112,440
2015	112,440
2016	112,440
2017	112,440
Thereafter	684,010

7.	RELATED PARTY TRANSACTIONS

The Joint Venture is provided a variety of services by affiliated entities including legal, accounting, administration, architectural, engineering and construction management services. Fees for these services are based upon an hourly rate for the actual hours of work performed by employees of the affiliates. Total amounts charged for these services were $123,024 and $84,635 in 2012 and 2011, respectively. Additionally, annual management fees of 5% of hotel revenues are charged to the Joint Venture for various services provided by Jacobs Group Hospitality LLC and The Richard E. Jacobs Group on behalf of the hotel. These fees totaled $935,054 and $886,411 in 2012 and 2011, respectively. Accounts payable to related entities at December 31, 2012 and 2011 were $87,882 and $81,373, respectively.

During 2012 the Joint Venture borrowed an additional $3,300,000. The terms of the additional borrowings follow the existing loan terms. At December 31, 2012 and 2011 the following amounts were outstanding under loans to the following related entities:

	December 31,
	2012	2011
The D.H. Jacobs Trust	$9,038,802	$7,611,275
REJ Realty LLC	11,855,698	9,983,225

	$20,894,500	$17,594,500

The loans mature on December 31, 2015 and require quarterly interest payments. The interest rates are based on the rate of available bank lines of credit. The interest rates were 3.75% at December 31, 2012 and 2011. Interest paid totaled $670,790 and $643,055 in 2012 and 2011, respectively. Accrued interest payable on these loans were $187,521 and $168,614 at December 31, 2012 and 2011, respectively.

8.	SUBSEQUENT EVENT

Subsequent to year end, management began to market the hotel property for sale.

* * * * * *

PIER HOUSE JOINT VENTURE

CONDENSED BALANCE SHEETS

MARCH 31, 2013 AND DECEMBER 31, 2012 (UNAUDITED)

	March 31,	December 31,
ASSETS	2013	2012
CASH AND CASH EQUIVALENTS	$416,148	$312,459

RESTRICTED DEPOSITS	366,514	303,015

INVESTMENT IN POOLED FUNDS	3,287,906	2,556,634

ACCOUNTS RECEIVABLE—Net of allowance for doubtful accounts of $34,032 and $34,032, respectively	372,553	174,354

INVENTORIES	255,556	263,316

PREPAID EXPENSES AND OTHER ASSETS	1,590,689	452,166

HOTEL FACILITIES—At cost:
Land	9,567,720	9,569,170
Buildings and improvements	47,039,784	47,039,784
Furniture, fixtures and equipment	9,310,081	9,273,247
Deferred loan costs	338,623	338,623

	66,256,208	66,220,824
Accumulated depreciation and amortization	29,596,499	29,215,449

	36,659,709	37,005,375

	$42,949,075	$41,067,319

LIABILITIES AND VENTURERS’ EQUITY

LIABILITIES:
Mortgage notes payable	$12,146,106	$12,310,287
Loans payable—related party	20,894,500	20,894,500
Capital lease obligations	54,816	62,493
Accounts payable	413,446	240,796
Accrued expenses	971,335	1,033,490
Advanced deposits	1,711,751	1,367,326

	36,191,954	35,908,892
VENTURERS’ EQUITY:
Investment	6,873,588	5,274,143
Accumulated other comprehensive loss	(116,467)	(115,716)

	6,757,121	5,158,427

	$42,949,075	$41,067,319

See notes to condensed financial statements.

PIER HOUSE JOINT VENTURE

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

THREE MONTHS ENDED MARCH 31, 2013 AND 2012 (UNAUDITED)

	March 31,	March 31,
	2013	2012
REVENUES:
Rooms	$4,703,572	$4,364,468
Food and beverage	856,165	777,880
Telephone	1,526	1,121
Caribbean Spa	300,289	305,286
Other	98,530	96,782

	5,960,082	5,545,537
DEPARTMENTAL EXPENSES:
Rooms	506,906	484,796
Food and beverage	677,430	637,103
Telephone	16,952	17,086
Caribbean Spa	220,138	232,099

	1,421,426	1,371,084

	4,538,656	4,174,453
OPERATING EXPENSES:
Management fees	298,474	276,794
Real estate taxes	87,483	65,649
Loss on disposal of assets
Other operating expenses	1,383,059	1,430,305
Other expenses, net	374,925	307,837

	2,143,941	2,080,585

	2,394,715	2,093,868
OTHER INCOME (EXPENSES):
Interest income	120	5,303
Interest expense	(422,580)	(404,763)

	(422,460)	(399,460)

	1,972,255	1,694,408
DEPRECIATION AND AMORTIZATION	372,810	402,850

NET INCOME	1,599,445	1,291,558

OTHER COMPREHENSIVE LOSS — Unrealized loss on marketable securities, net of reclassification adjustment	(751)	(3,704)

COMPREHENSIVE INCOME	$1,598,694	$1,287,854

See notes to condensed financial statements.

PIER HOUSE JOINT VENTURE

CONDENSED STATEMENTS OF VENTURERS’ EQUITY

THREE MONTHS ENDED MARCH 31, 2013 (UNAUDITED)

Total
CASH INVESTMENT—January 1, 2013	$9,835,347

ACCUMULATED LOSS—January 1, 2013	(4,561,204)
Net income	1,599,445

ACCUMULATED LOSS—March 31, 2013	(2,961,759)

INVESTMENT—March 31, 2013	6,873,588

ACCUMULATED OTHER COMPREHENSIVE
LOSS—January 1, 2013	(115,716)
Other comprehensive loss	(751)

ACCUMULATED OTHER COMPREHENSIVE
LOSS—March 31, 2013	(116,467)

VENTURERS’ EQUITY—March 31, 2013	$6,757,121

See notes to condensed financial statements.

PIER HOUSE JOINT VENTURE

CONDENSED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2013 AND 2012 (UNAUDITED)

	March 31,	March 31,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,599,445	$1,291,558
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	381,050	411,050
Increase in receivables	(198,199)	(129,230)
Decrease (increase) in inventories	7,760	(12,596)
Increase in prepaid expenses and other assets	(1,138,523)	(1,031,672)
Increase in accounts payable and accrued expenses	110,495	(54,452)
Increase in advanced deposits	344,425	560,562

Net cash provided by operating activities	1,106,453	1,035,220

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to hotel facilities	(35,384)	(88,808)
Increase of restricted deposits	(63,499)	(64,745)
Cash invested in pooled funds	(2,918,702)	(2,827,699)
Cash received from pooled funds	2,186,679	2,113,081

Net cash used in investing activities	(830,906)	(868,171)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on mortgage note payable	(164,181)	(153,473)
Repayment of capital lease obligations	(7,677)	(6,840)

Net cash used in financing activities	(171,858)	(160,313)

NET INCREASE IN
CASH AND CASH EQUIVALENTS	103,689	6,736

CASH AND CASH EQUIVALENTS—Beginning of period	312,459	312,189

CASH AND CASH EQUIVALENTS—End of period	$416,148	$318,925

See notes to condensed financial statements.

PIER HOUSE JOINT VENTURE

NOTES TO CONDENSED FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012 (UNAUDITED)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements of Pier House Joint Venture (the “Joint Venture”) are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The financial statements include only those assets, liabilities and results of operations which relate to the business of the Joint Venture. The financial statements and related notes should be read in conjunction with the financial statements included earlier in this document. Historical seaonality patterns cause fluctuations in the overall operating results. Consequently, operating results for the three months ended March 31, 2013 are not necessarily indicative of the results that may be expected for the year ended December 31, 2013.

Fair Value Measurements—Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability.

The FASB’s ASC establishes a three-tier hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable input be used when available.

The only asset or liability held by the Joint Venture that is measured at fair value is the Investment in Pooled Funds. The Investment in Pooled Funds is classified within Level 2 of the valuation hierarchy as defined by the FASB’s ASC. Level 2 in the valuation hierarchy includes valuation inputs that are observable for the asset or liability, either directly or indirectly, other than quoted prices in active markets for identical assets or liabilities.

Cash and Cash Equivalents—The Joint Venture considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of cash on hand.

Restricted Deposits—At March 31, 2013 and December 31, 2012, deposits include escrows under the mortgage notes payable.

Investment in Pooled Funds—The Joint Venture participates in a pooled fund arrangement, along with other entities affiliated through common ownership. Through an affiliate, cash is accumulated and invested in money market funds and various debt securities (“marketable securities”). Included in the balance sheet is the Joint Venture’s undivided interest in marketable securities. Included in interest income is the Joint Venture’s proportionate share of income earned on the pooled funds arrangement, including realized gains computed on the basis of specific identification of $38 and $3,392 in the periods ended March 31, 2013 and 2012, respectively. The Joint Venture is allocated its share of income based upon the daily weighted average balance of its investment relative to all other participants in the pooled funds. The investment in pooled funds is classified as available-for-sale and is carried at fair value based on quoted market rates of the underlying marketable securities.

The relative contractual maturities of debt securities held in the pooled funds at March 31, 2013 and December 31, 2012, respectively, are as follows:

	March 31, 2013	December 31, 2012
Due in one year or less	6%	3%
Due after one year through five years	94	97

Total	100%	100%

Inventories—Inventories of food, beverage and market items are stated at the lower of cost (first-in, first-out method) or market. China, glassware, silver, linen and uniforms are adjusted periodically to reflect actual quantities and are valued at cost. A valuation reserve for certain items in use has been recorded at 25% of cost.

Land—Land is stated at cost and includes the land under the Spa Building which was purchased by the Joint Venture from the City of Key West for $7,500,000 in 2012.

Hotel Buildings and Equipment—Hotel buildings and equipment are stated at cost and are being depreciated using the straight line method over the following estimated useful lives:

Buildings and improvements	5 - 40 years
Furniture, fixtures and equipment	3 - 10 years

Revenue Recognition—Revenue from operation of the hotel is recognized as services are provided. These revenues are recorded net of any sales and occupancy tax collected from guests as earned and fee commissions to wholesalers.

Deferred Loan Costs—These costs represent the costs of obtaining financing and are being amortized over the term of the related loan. Accumulated amortization for these costs was $278,858 and $270,618 at March 31, 2013 and December 31, 2012, respectively.

Income Taxes—No provision has been made for federal and state income taxes since these taxes are the responsibility of the venturers.

Management has evaluated its tax positions, including its pass-through status, and has determined that the positions have no effect on the Joint Venture’s financial position or results of operations.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other Comprehensive Income (Loss)—The Joint Venture computes unrealized gains and losses on marketable securities on the basis of specific identification. Unrealized gains and losses are reported as other comprehensive income (loss) in the statements of venturers’ equity.

2.	OPERATIONS

The Joint Venture was formed in June 1980 for the purpose of owning and operating a resort hotel in Key West, Florida.

3.	MORTGAGE NOTES PAYABLE

Mortgage notes payable are collateralized by certain hotel facilities and receivables, restricted deposits, and inventories. The terms of the mortgage notes are summarized as follows:

	Jackson National Life		Jackson National Life
Mortgagee	Insurance Company		Insurance Company
Original date	October 26, 2004		October 26, 2004
Maturity date	November 1, 2014		November 1, 2014
Original amount	$14,000,000		$2,400,000
Balance at March 31, 2013	$11,658,216		$487,890
Balance at December 31, 2012	$11,749,729		$560,558
Monthly payment	$99,844	(1)	$27,057	(1)
Interest rate (fixed)	7.10%		6.34%

(1)	Payment represents principal and interest amortized over a period of 10 years.

Pursuant to the provisions of the mortgage note, real estate taxes and repair and maintenance reserves are being deposited into an escrow account.

Interest paid totaled $217,440 and $228,088 in the periods ended March 31, 2013 and 2012, respectively. Interest expense includes loan fee amortization of $8,240 and $8,200 in the periods ended March 31, 2013 and 2012, respectively.

4.	RELATED PARTY TRANSACTIONS

The Joint Venture is provided a variety of services by affiliated entities including legal, accounting, administration, architectural, engineering and construction management services. Fees for these services are based upon an hourly rate for the actual hours of work performed by employees of the affiliates. Total amounts charged for these services were $44,205 and $16,884 for the three months ended March 31, 2013 and 2012, respectively. Additionally, annual management fees of 5% of hotel revenues are charged to the Joint Venture for various services provided by Jacobs Group Hospitality LLC and The Richard E. Jacobs Group on behalf of the hotel. These fees totaled $298,474 and $276,794 for the three months ended March 31, 2013 and 2012, respectively. Accounts payable to related entities at March 31, 2013 and December 31, 2012 were $114,972 and $87,882, respectively.

During 2012 the Joint Venture borrowed an additional $3,300,000. The terms of the additional borrowings follow the existing loan terms. At March 31, 2013 and December 31, 2012 the following amounts were outstanding under loans to the following related entities:

	March 31,	December 31,
	2013	2012
The D.H. Jacobs Trust	$9,038,802	$9,038,802
REJ Realty LLC	11,855,698	11,855,698

	$20,894,500	$20,894,500

The loans mature on December 31, 2015 and require quarterly interest payments. The interest rates are based on the rate of available bank lines of credit. The interest rates were 3.75% at March 31, 2013 and December 31, 2012. Interest paid totaled $187,521 and $168,613 for the three months ended March 31, 2013 and 2012, respectively. Accrued interest payable on these loans was $195,886 and $187,521 at March 31, 2013 and December 31, 2012, respectively.

5.	SUBSEQUENT EVENT

On May 14, 2013, the property was sold to Ashford Hospitality Trust, Inc. for $90,000,000 in cash.

Report of Independent Registered Public Accounting Firm

The Board of Directors of

Ashford Hospitality Trust, Inc. and subsidiaries

We have audited the accompanying combined balance sheets of Ashford Crystal Gateway (the Company) as of December 31, 2012 and 2011, and the related combined statements of operations and comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Ashford Crystal Gateway at December 31, 2012 and 2011, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Dallas, Texas

June 14, 2013

ASHFORD CRYSTAL GATEWAY

COMBINED BALANCE SHEETS

(in thousands)

	December 31,
	2012	2011
Assets
Investment in hotel property, net	$113,865	$118,496
Cash and cash equivalents	50	39
Restricted cash	1,411	1,439
Accounts receivable, net of allowance of $40 and $46, respectively	1,578	2,030
Inventories	77	86
Deferred costs, net	497	564
Prepaid expenses	294	222
Deferred tax asset	2,699	3,238
Due from third-party hotel manager	9,369	6,658

Total assets	$129,840	$132,772

Liabilities and Equity
Liabilities:
Indebtedness	$102,562	$103,759
Accounts payable and accrued expenses	2,636	1,964
Unfavorable management contract liability	6,898	8,277

Total liabilities	112,096	114,000

Commitments and contingencies (Note 8)
Equity:
Owner’s equity	17,744	18,772

Total liabilities and equity	$129,840	$132,772

See Notes to Combined Financial Statements.

ASHFORD CRYSTAL GATEWAY

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(in thousands)

	Year Ended December 31,
	2012	2011	2010
Revenue
Rooms	$34,750	$34,911	$36,273
Food and beverage	14,928	15,503	15,548
Other	1,964	2,080	1,778

Total hotel revenue	51,642	52,494	53,599
Expenses
Hotel operating expenses:
Rooms	7,892	7,628	7,534
Food and beverage	9,731	9,880	10,180
Other expenses	13,956	14,527	15,165
Management fees	1,549	1,575	1,608

Total hotel expenses	33,128	33,610	34,487

Property taxes, insurance and other	2,596	2,526	2,175
Depreciation and amortization	5,836	6,158	6,249
Corporate general and administrative	1,668	1,500	1,241

Total expenses	43,228	43,794	44,152

Operating income	8,414	8,700	9,447
Interest income	11	6	10
Interest expense and amortization of loan costs	(6,630)	(6,686)	(3,728)
Write-off of loan costs and exit fees	—	—	(3,893)

Income before income taxes	1,795	2,020	1,836
Income tax expense	(1,303)	(1,409)	(1,360)

Net income	$492	$611	$476

Comprehensive income	$492	$611	$476

See Notes to Combined Financial Statements.

ASHFORD CRYSTAL GATEWAY

COMBINED STATEMENTS OF EQUITY

(in thousands)

Owner’s Equity
Balance at January 1, 2010	$69,375
Net income	476
Capital contributions	3,071
Capital distributions	(52,790)

Balance at December 31, 2010	$20,132

Net income	611
Capital contributions	6,064
Capital distributions	(8,035)

Balance at December 31, 2011	$18,772

Net income	492
Capital contributions	6,452
Capital distributions	(7,972)

Balance at December 31, 2012	$17,744

See Notes to Combined Financial Statements.

ASHFORD CRYSTAL GATEWAY

COMBINED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2012	2011	2010
Cash Flows from Operating Activities
Net income	$492	$611	$476
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization	5,836	6,158	6,249
Amortization of loan costs	67	67	387
Amortization of unfavorable management contract liability	(1,379)	(1,380)	(1,379)
Write-off of deferred loan costs and exit fees	—	—	3,893
Deferred tax expense	539	531	539
Changes in operating assets and liabilities—
Restricted cash	28	(107)	1,635
Accounts receivable and inventories	461	(78)	154
Prepaid expenses	107	77	134
Due from third-party hotel manager	(2,711)	(1,951)	(452)
Accounts payable and accrued expenses	488	(217)	(105)

Net cash provided by operating activities	3,928	3,711	11,531

Cash Flows from Investing Activities
Improvements and additions to hotel property	(1,200)	(592)	(2,018)

Net cash used in investing activities	(1,200)	(592)	(2,018)

Cash Flows from Financing Activities
Borrowings on indebtedness	—	—	105,000
Repayments of indebtedness	(1,197)	(1,142)	(60,899)
Payments of loan costs and exit fees	—	(21)	(3,884)
Contributions from owners	6,452	6,064	3,071
Distributions to owners	(7,972)	(8,035)	(52,790)

Net cash used in financing activities	(2,717)	(3,134)	(9,502)

Net change in cash and cash equivalents	11	(15)	11
Cash and cash equivalents at beginning of year	39	54	43

Cash and cash equivalents at end of year	$50	$39	$54

Supplemental Cash Flow Information
Interest paid	$6,569	$6,625	$2,997
Income taxes paid	$—	$—	$—
Supplemental Disclosure of Non Cash Investing and Financing Activities
Financed insurance premiums	$179	$171	$175

See Notes to Combined Financial Statements.

ASHFORD CRYSTAL GATEWAY

NOTES TO COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2012, 2011 and 2010

1. Organization and Description of Business

Ashford Hospitality Trust, Inc. (“AHT”) is a self-advised real estate investment trust (“REIT”) as defined in the Internal Revenue Code (“Code”) and was formed in Maryland on May 13, 2003. AHT commenced operations in August 2003. The accompanying combined financial statements include the accounts of Ashford Crystal Gateway LP and Ashford Gateway TRS Corporation. Ashford Crystal Gateway LP, which is a wholly-owned subsidiary of Ashford Hospitality Limited Partnership (“AHLP”), owns and operates one hotel in Arlington, Virginia. This hotel represents 697 total rooms. As of December 31, 2012, the hotel property was leased by Ashford Gateway TRS Corporation, AHT’s indirect wholly-owned subsidiary that is treated as a taxable REIT subsidiary (TRS) for federal income tax purposes. The hotel is leased under a percentage lease that provides for the lessee to pay in each calendar month the base rent plus, in each calendar quarter, percentage rent, if any, based on hotel revenues. Lease revenue from the TRS is eliminated in combination. The hotel is operated under a management contract with Marriott International, Inc., which is an eligible independent contractor under the Code.

The hotel which is owned and operated through each of the aforementioned entities are collectively referred to as “Ashford Crystal Gateway”. In this report, the terms “the Company,” “we,” “us” or “our” refer to Ashford Crystal Gateway.

2. Significant Accounting Policies

Basis of Presentation and Principles of Combination—The accompanying historical combined financial statements of Ashford Crystal Gateway have been “carved out” of AHT’s consolidated financial statements and reflect significant assumptions and allocations. The combined financial statements were prepared using the financial position and results of operations of the entities set forth above after adjustments for certain ownership related activities that have been historically accounted for by AHT. These ownership activities include mortgage indebtedness associated with the hotel, debt related expenses and other owner related expenses. In addition, the combined statements of operations include allocations of corporate general and administrative expenses from AHT, which in the opinion of management, are reasonable. The historical financial information is not necessarily indicative of the Company’s future results of operations, financial position and cash flows.

All significant inter-company accounts and transactions between combined entities have been eliminated in these historical, combined financial statements.

Marriott International, Inc. (“Marriott”) manages the property. The fiscal year reflects twelve weeks of operations in each of the first three quarters of the year and 16 weeks for the fourth quarter of the year. Therefore, in any given quarterly period, period-over-period results will have different ending dates. The fourth quarters of 2012, 2011 and 2010 ended December 28, 2012, December 30, 2011 and December 31, 2010, respectively.

Use of Estimates—The preparation of these combined financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents include cash on hand or held in banks and short-term investments with an initial maturity of three months or less at the date of purchase.

Restricted Cash—Restricted cash includes reserves for debt service, real estate taxes, and insurance, as well as excess cash flow deposits and reserves for furniture, fixtures, and equipment replacements of 5% of property revenue, as required by management or mortgage debt agreement restrictions and provisions.

Accounts Receivable, net—Accounts receivable consists primarily of meeting and banquet room rental and hotel guest receivables. We generally do not require collateral. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of guests to make required payments for services. The allowance is maintained at a level believed adequate to absorb estimated receivable losses. The estimate is based on past receivable loss experience, known and inherent credit risks, current economic conditions, and other relevant factors, including specific reserves for certain accounts.

Inventories—Inventories, which primarily consist of food, beverages, and gift store merchandise, are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method.

Investment in Hotel Property—The investment in hotel property is stated at cost. All improvements and additions which extend the useful life of the hotel property are capitalized.

Impairment of Investment in Hotel Property—The hotel property is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of the hotel is measured by comparison of the carrying amount of the hotel to the estimated future undiscounted cash flows, which take into account current market conditions and our intent with respect to holding or disposing of the hotel. If our analysis indicates that the carrying value of the hotel is not recoverable on an undiscounted cash flow basis, we recognize an impairment charge for the amount by which the property’s net book value exceeds its estimated fair value, or fair value, less cost to sell. In evaluating impairment, we make many assumptions and estimates, including projected cash flows, expected holding period and expected useful life. Fair value is determined through various valuation techniques, including internally developed discounted cash flow models, comparable market transactions and third-party appraisals, where considered necessary. If an asset is deemed to be impaired, we record an impairment charge for the amount that the property’s net book value exceeds its estimated fair value, or fair value, less cost to sell. During 2012, 2011 and 2010, we have not recorded any impairment charges.

Deferred Costs, net—Deferred loan costs are recorded at cost and amortized over the terms of the related indebtedness using the effective interest method.

Due from Third-Party Hotel Manager—Due from third-party hotel manager primarily consists of amounts due from Marriott related to cash reserves held at the Marriott corporate level related to operating, capital improvements, insurance, real estate taxes, and other items.

Unfavorable Management Contract Liability—A management agreement assumed by AHT in the acquisition of the hotel property in 2006 has terms that are more favorable to the respective manager than typical market management agreements at the acquisition date. As a result, AHT recorded an unfavorable contract liability related to that management agreement totaling $15.8 million based on the present value of expected cash outflows over the initial term of the related agreement. The unfavorable contract liability is amortized as a reduction to incentive management fees on a straight-line basis over the initial term of the related agreement.

Revenue Recognition—Hotel revenues, including room, food, beverage, and ancillary revenues such as long-distance telephone service, laundry, parking and space rentals, are recognized when services have been rendered. Taxes collected from customers and submitted to taxing authorities are not recorded in revenue.

Other Expenses—Other expenses include telephone charges, guest laundry, valet parking, and hotel-level general and administrative expenses, sales and marketing expenses, repairs and maintenance, franchise fees and utility costs. They are expensed as incurred.

Advertising Costs—Advertising costs are charged to expense as incurred. For 2012, 2011 and 2010, we incurred advertising costs of $139,000, $100,000 and $125,000, respectively. Advertising costs are included in “Other expenses” in the accompanying combined statements of operations.

Corporate General and Administrative Expense—Corporate general and administrative expense represents an allocation of certain AHT corporate general and administrative costs including salaries and benefits, stock based compensation, legal and professional fees, rent expense, insurance expense and office expenses. The costs were allocated based on the pro rata share of the undepreciated gross investment in the hotel property in relation to AHT’s undepreciated gross investment in hotel properties for all indirect costs. All direct costs associated with the operations of the hotel property are included in the combined financial statements.

Depreciation and Amortization—The hotel property is depreciated over the estimated useful life of the assets. Presently, the hotel property is depreciated using the straight-line method over lives ranging from 7.5 to 39 years for buildings and improvements and 3 to 5 years for furniture, fixtures and equipment. While we believe our estimates are reasonable, a change in estimated useful lives could affect depreciation expense and net income (loss) as well as the resulting gain or loss on the potential sale of the hotel.

Other Comprehensive Income—As there are no transactions requiring presentation in other comprehensive income, but not in net income, the Company’s net income equates to other comprehensive income.

Concentration of Credit Risk—Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of guest and trade accounts receivable. Concentration of credit risk with respect to guest and trade accounts receivable is limited due to the wide variety of customers and industries to which the Company’s services are sold. Cash and cash equivalents are placed with reputable institutions, and the balances may at times exceed federally insured deposit levels; however, the Company has not experienced any losses in such accounts.

Income Taxes—Ashford Crystal Gateway, LP, the entity that owns the hotel is disregarded as an entity separate from its owner for U.S. federal income tax purposes. Such an entity is not subject to U.S. federal income taxes, but rather its activities are included in the tax return of its owner. The state of Virginia follows the U.S. federal income tax treatment. Ashford Gateway TRS Corporation, the entity that operates the hotel is considered a taxable corporation for U.S. federal and state income tax purposes. In accordance with authoritative accounting guidance, we account for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. In addition, the analysis utilized by us in determining our deferred tax asset valuation allowance involves considerable management judgment and assumptions. As more fully described in Note 9, income tax expense in the accompanying combined financial statements was calculated on a “carve-out” basis from AHT.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued accounting guidance that clarified the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The guidance prescribes a financial statement recognition and measurement attribute for the recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides direction on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We classify interest and penalties related to underpayment of income taxes as income tax expense. Ashford Gateway TRS Corporation will file income tax returns in the U.S. federal jurisdiction and the state of Virginia. For income tax purposes, activities related to Ashford Crystal Gateway were included in the federal, state and local income tax returns filed for AHT and its subsidiaries. Tax years 2009 through 2012 for AHT and its subsidiaries remain subject to potential examination by certain federal and state taxing authorities.

Recently Adopted Accounting Standards—In May 2011, the FASB issued accounting guidance for common fair value measurement and disclosure requirements. The guidance requires disclosures of

(i) quantitative information about the significant unobservable inputs used for level 3 measurements; (ii) description of the valuation processes surrounding level 3 measurements; (iii) narrative description of the sensitivity of recurring level 3 measurements to unobservable inputs; (iv) hierarchy classification for items whose fair value is only disclosed in the footnotes; and (v) any transfers between level 1 and 2 of the fair value hierarchy. The new accounting guidance was effective during interim and annual periods beginning after December 15, 2011. We have adopted this accounting guidance. The adoption of this accounting guidance did not affect our financial position or results of operations.

In December 2011, the FASB issued accounting guidance to clarify how to determine whether a reporting entity should derecognize the in substance real estate upon loan defaults when it ceases to have controlling interest in a subsidiary that is in substance real estate. Under this guidance, a reporting entity would not satisfy the requirements to derecognize the in substance real estate before the legal transfer of the real estate to the lender and the extinguishment of the related non-recourse indebtedness. That is, even if the reporting entity ceases to have a controlling financial interest, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary’s operations in its financial statements until legal title to the real estate is transferred to legally satisfy the debt. The new accounting guidance is effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2012. Early adoption is permitted. This guidance was adopted early. The adoption of this accounting guidance did not affect our financial position or results of operations.

Recently Issued Accounting Standards—In December 2011 and further amended in November 2012, the FASB issued accounting guidance to require disclosures about offsetting assets and liabilities. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements that are either netted on the balance sheet or subject to an enforceable master netting agreement or similar arrangement. The new accounting guidance is effective for fiscal years, and interim periods within those years, beginning after January 1, 2013 and the disclosures should be reported retrospectively for all comparative periods presented. The adoption of this accounting guidance did not have a material impact on our financial position and results of operations.

3. Investment in Hotel Property, net

Investment in hotel property, net consisted of the following (in thousands):

	December 31,
	2012	2011
Land	$20,637	$20,637
Buildings and improvements	112,588	112,244
Furniture, fixtures and equipment	6,448	12,978
Construction in progress	9	73

Total cost	139,682	145,932
Accumulated depreciation	(25,817)	(27,436)

Investment in hotel property, net	$113,865	$118,496

The cost of land and depreciable property, net of accumulated depreciation, for federal income tax purposes was approximately $25.9 million and $27.3 million as of December 31, 2012 and 2011, respectively.

For the years ended December 31, 2012, 2011 and 2010, depreciation expense was $5.8 million, $6.2 million and $6.2 million, respectively.

4. Deferred Costs, net

Deferred costs, net consisted of the following (in thousands):

	December 31,
	2012	2011
Deferred loan costs	$642	$642
Accumulated amortization	(145)	(78)

Deferred costs, net	$497	$564

Amortization of loan costs was $67,000, $67,000 and $387,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

5. Indebtedness

Indebtedness and the carrying value of the related collateral were as follows at December 31, 2012 and 2011 (in thousands):

				December 31, 2012		December 31, 2011
Indebtedness	Collateral	Maturity	Interest Rate	Debt Balance	Book Value of Collateral	Debt Balance	Book Value of Collateral
Mortgage loan	1 hotel	November 2020	6.26%	$102,562	$113,865	$103,759	$118,496

Maturity and scheduled amortization of indebtedness as of December 31, 2012 for each of the following five years and thereafter is as follows (in thousands):

2013	$1,294
2014	1,379
2015	1,469
2016	1,547
2017	1,666
Thereafter	95,207

Total	$102,562

Presently, our existing financial covenants are non-recourse and primarily relate to maintaining minimum debt coverage ratios. As of December 31, 2012, we were in compliance in all material respects with all covenants or other requirements set forth in our debt and related agreements as amended.

6. Fair Value Measurements

Fair Value Hierarchy—Our financial instruments measured at fair value either on a recurring or a non-recurring basis are classified in a hierarchy for disclosure purposes consisting of three levels based on the observability of inputs in the market place as discussed below:

•

Level 1: Fair value measurements that are quoted prices (unadjusted) in active markets that we have the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets.

•

Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

•

Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. The circumstances for using these measurements include those in which there is little, if any, market activity for the asset or liability.

There were no financial instruments measured at fair value as of December 31, 2012 and 2011.

7. Summary of Fair Value of Financial Instruments

Some of our financial instruments are not measured at fair value on a recurring basis. Determining the estimated fair values of certain financial instruments such as indebtedness requires considerable judgment to interpret market data. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Accordingly, the estimates presented are not necessarily indicative of the amounts at which these instruments could be purchased, sold or settled. The carrying amounts and estimated fair values of financial instruments not measured at fair value were as follows (in thousands):

	December 31, 2012		December 31, 2011
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$50	$50	$39	$39
Restricted cash	$1,411	$1,411	$1,439	$1,439
Accounts receivable, net	$1,578	$1,578	$2,030	$2,030
Due from third-party hotel manager	$9,369	$9,369	$6,658	$6,658
Financial liabilities:
Indebtedness	$102,562	$114,510 to $126,563	$103,759	$111,554 to $123,297
Accounts payable and accrued expenses	$2,636	$2,636	$1,964	$1,964

Cash, cash equivalents and restricted cash. These financial assets bear interest at market rates and have maturities of less than 90 days. The carrying values approximate fair value due to the short-term nature of these financial instruments. This is considered a Level 1 valuation technique.

Accounts receivable, net, accounts payable and accrued expenses, and due from third-party hotel manager. The carrying values of these financial instruments approximate their fair values due to the short-term nature of these financial instruments. This is considered a Level 1 valuation technique.

Indebtedness. Fair value of indebtedness is determined using future cash flows discounted at current replacement rates for these instruments. Cash flows are determined using a forward interest rate yield curve. The current replacement rates are determined by using the U.S. Treasury yield curve or the index to which these financial instruments are tied, and adjusted for the credit spreads. Credit spreads take into consideration general market conditions, maturity and collateral. For the December 31, 2012 and 2011 indebtedness valuations, we used estimated future cash flows discounted at applicable index forward curves adjusted for credit spreads. We estimated the fair value of the total indebtedness to be approximately 111.6% to 123.4% of the carrying value of $102.6 million at December 31, 2012, and approximately 107.5% to 118.8% of the carrying value of $103.8 million at December 31, 2011. This is considered a Level 2 valuation technique.

8. Commitments and Contingencies

Restricted Cash—Under the management and debt agreement for our hotel property existing at December 31, 2012, escrow payments are required for insurance, real estate taxes, and debt service. In addition, for the hotel property based on the terms of the underlying debt and management agreements, we escrow 5% of gross revenues for capital improvements.

Management Fees—Under the management agreement for our hotel property existing at December 31, 2012, we paid a) 3% of gross revenues, as well as annual incentive management fees, b) market service fees on approved capital improvements, including project management fees of up to 4% of project costs, and c) other general fees at current market rates as approved by AHT’s independent directors, if required. This management agreement expires on December 29, 2017, with renewal options. If we terminate a management agreement prior to its expiration, we may be liable for estimated management fees through the remaining term, liquidated damages or, in certain circumstances, we may substitute a new management agreement.

Leases— Rent expense is included in other expenses in the combined statements of operations.

Capital Commitments— At December 31, 2012, we had capital commitments of $1.5 million relating to general capital improvements that are expected to be paid in the next twelve months.

Litigation—The Company is engaged in various legal proceedings which have arisen but have not been fully adjudicated. The likelihood of loss for these legal proceedings, based on definitions within contingency accounting literature, ranges from remote to reasonably possible and to probable. Based on estimates of the range of potential losses associated with these matters, management does not believe the ultimate resolution of these proceedings, either individually or in the aggregate, will have a material adverse effect upon the combined financial position or results of operations of the Company. However, the final results of legal proceedings cannot be predicted with certainty and if the Company failed to prevail in one or more of these legal matters, and the associated realized losses were to exceed the Company’s current estimates of the range of potential losses, the Company’s combined financial position or results of operations could be materially adversely affected in future periods.

Income Taxes—Ashford Gateway TRS Corporation will file income tax returns in the U.S. federal jurisdiction and in the state of Virginia. For tax purposes, activities related to Ashford Crystal Gateway were included in the federal, state and local income tax return filings for AHT and its subsidiaries. Tax years 2009 through 2012 for AHT and its subsidiaries remain subject to potential examination by certain federal and state taxing authorities.

If AHT sells or transfers the hotel prior to July 2016, AHT would be required to indemnify the entity from which AHT acquired the property if, as a result of such transactions, such entity would recognize a gain for federal tax purposes. In general, tax indemnities equal the federal, state, and local income tax liabilities the contributor or their specified assignee incurs with respect to the gain allocated to the contributor. The contribution agreement’s terms requires AHT to gross up tax indemnity payments for the amount of income taxes due as a result of such tax indemnities.

9. Income Taxes

At December 31, 2012, the hotel property was leased by a taxable corporation. The taxable corporation recognized net book income before income taxes of $3.4 million, $3.6 million and $3.5 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Income tax expense for the taxable corporation that operates the hotel has been calculated on a separate stand-alone basis. For 2012, 2011 and 2010, the results of operations of the hotel were included in the tax returns in various jurisdictions of a TRS subsidiary of AHT.

The following table reconciles the income tax expense at statutory rates to the actual income tax (expense) benefit recorded (in thousands):

	Year Ended December 31,
	2012	2011	2010
Income tax expense at federal statutory income tax rate of 35%	$(1,172)	$(1,268)	$(1,224)
State income tax expense, net of federal income tax benefit	(131)	(141)	(136)

Total income tax expense	$(1,303)	$(1,409)	$(1,360)

The components of income tax expense from continuing operations are as follows (in thousands):

	Year Ended December 31,
	2012	2011	2010
Current:
Federal	$(687)	$(790)	$(739)
State	(77)	(88)	(82)

Total current	(764)	(878)	(821)

Deferred:
Federal	(485)	(478)	(485)
State	(54)	(53)	(54)

Total deferred	(539)	(531)	(539)

Total income tax expense	$(1,303)	$(1,409)	$(1,360)

For the years ended December 31, 2012, 2011 and 2010, income tax expense includes zero interest and penalties paid to taxing authorities. At December 31, 2012 and 2011, we determined that there were no amounts to accrue for interest and penalties due to taxing authorities.

At December 31, 2012 and 2011, our net deferred tax asset consisted of the following (in thousands):

	December 31,
	2012	2011
Allowance for doubtful accounts	$16	$18
Unfavorable management contract liability	2,683	3,220
Federal and state net operating losses	1,263	1,263

Deferred tax asset	$3,962	$4,501
Valuation allowance	(1,263)	(1,263)

Net deferred tax asset	$2,699	$3,238

At December 31, 2012 and 2011, we recorded a valuation allowance of $1.3 million to offset our deferred tax asset associated with the net operating losses incurred by the taxable corporation. While the taxable corporation has a history of book and tax earnings on a stand-alone basis, utilization of the taxable corporation’s net operating losses is currently dependent on the tax earnings of the consolidated group of AHT’s subsidiaries with which it files. The consolidated group has shown a history of losses that are expected to continue in the foreseeable future. Based on this and a review of all other evidence, both positive and negative, we determined that it is not more likely than not that the deferred tax asset associated with the net operating losses of the taxable corporation are realizable. For all other deferred tax assets of the taxable corporation, we believe it is more likely than not that the results of future operations of the taxable corporation on a stand-alone basis will generate sufficient taxable income to realize these deferred tax assets.

At December 31, 2012 and 2011, the taxable corporation had approximately $3.2 million of net operating loss carryforwards that will begin to expire in 2028.

10. Related Party Transactions

AHT has management agreements with Remington Lodging (“Remington”), which is beneficially wholly owned by its chairman and chief executive officer and its chairman emeritus. Under the agreements, AHT pays Remington market service fees including purchasing, design and construction management not to exceed 16.5% of project budget cumulatively, including project management fees of up to 4% of project cost.

The following fees related to the management agreements with the related party were incurred by the Company (in thousands):

	Year Ended December 31,
	2012	2011	2010
Market service and project management fees	$69	$22	$29

Management agreements with Remington include exclusivity clauses that requires AHT to engage Remington, unless its independent directors either (i) unanimously vote not to hire Remington or (ii) by a majority vote elect not to engage Remington because either special circumstances exist such that it would be in the best interest of AHT not to engage Remington, or, based on the Remington’s prior performance, it is believed that another manager or developer could perform the management, development or other duties materially better.

ASHFORD CRYSTAL GATEWAY

COMBINED BALANCE SHEETS

(in thousands)

	March 31, 2013	December 31, 2012
	(unaudited)
Assets
Investment in hotel property, net	$113,583	$113,865
Cash and cash equivalents	50	50
Restricted cash	1,920	1,411
Accounts receivable, net of allowance of $39 and $40, respectively	2,966	1,578
Inventories	82	77
Deferred costs, net	481	497
Prepaid expenses	374	294
Deferred tax asset	2,564	2,699
Due from third-party hotel manager	9,040	9,369

Total assets	$131,060	$129,840

Liabilities and Equity
Liabilities:
Indebtedness	$102,224	$102,562
Accounts payable and accrued expenses	3,197	2,636
Unfavorable management contract liability	6,553	6,898

Total liabilities	111,974	112,096

Commitments and contingencies (Note 7)
Equity:
Owner’s equity	19,086	17,744

Total liabilities and equity	$131,060	$129,840

See Notes to Combined Financial Statements.

ASHFORD CRYSTAL GATEWAY

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands)

	Three Months Ended March 31,
	2013	2012
	(unaudited)
Revenue
Rooms	$8,277	$7,563
Food and beverage	3,581	3,194
Other	517	425

Total hotel revenue	12,375	11,182
Expenses
Hotel operating expenses:
Rooms	2,027	1,851
Food and beverage	2,569	2,392
Other expenses	3,117	2,810
Management fees	371	335

Total hotel expenses	8,084	7,388

Property taxes, insurance and other	690	644
Depreciation and amortization	1,115	1,518
Corporate general and administrative	580	409

Total expenses	10,469	9,959

Operating income	1,906	1,223
Interest income	2	4
Interest expense and amortization of loan costs	(1,618)	(1,655)

Income (loss) before income taxes	290	(428)
Income tax expense	(328)	(326)

Net loss	$(38)	$(754)

Comprehensive loss	$(38)	$(754)

See Notes to Combined Financial Statements.

ASHFORD CRYSTAL GATEWAY

COMBINED STATEMENT OF EQUITY

(in thousands)

Owner’s Equity
(unaudited)
Balance at January 1, 2013	$17,744
Net loss	(38)
Capital contributions	3,256
Capital distributions	(1,876)

Balance at March 31, 2013	$19,086

See Notes to Combined Financial Statements.

ASHFORD CRYSTAL GATEWAY

COMBINED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended March 31,
	2013	2012
	(unaudited)
Cash Flows from Operating Activities
Net loss	$(38)	$(754)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation and amortization	1,115	1,518
Amortization of loan costs	16	16
Amortization of intangibles	(345)	(318)
Deferred tax expense	135	135
Changes in operating assets and liabilities—
Restricted cash	(509)	(764)
Accounts receivable and inventories	(1,393)	(462)
Prepaid expenses	(80)	(77)
Due from third-party hotel manager	329	(1,034)
Accounts payable and accrued expenses	500	700

Net cash used in operating activities	(270)	(1,040)

Cash Flows from Investing Activities
Improvements and additions to hotel property	(772)	(176)

Net cash used in investing activities	(772)	(176)

Cash Flows from Financing Activities
Repayments of indebtedness	(338)	(301)
Contributions from owners	3,256	2,829
Distributions to owners	(1,876)	(1,301)

Net cash provided by financing activities	1,042	1,227

Net change in cash and cash equivalents	—	11
Cash and cash equivalents at beginning of period	50	39

Cash and cash equivalents at end of period	$50	$50

Supplemental Cash Flow Information
Interest paid	$1,604	$1,641
Income taxes paid	$—	$—
See Notes to Combined Financial Statements.

ASHFORD CRYSTAL GATEWAY

NOTES TO COMBINED FINANCIAL STATEMENTS

(Unaudited)

1. Organization and Description of Business

Ashford Hospitality Trust, Inc. (“AHT”) is a self-advised real estate investment trust (“REIT”) as defined in the Internal Revenue Code (“Code”) and was formed in Maryland on May 13, 2003. AHT commenced operations in August 2003. The accompanying combined financial statements include the accounts of Ashford Crystal Gateway LP and Ashford Gateway TRS Corporation. Ashford Crystal Gateway LP, which is a wholly-owned subsidiary of Ashford Hospitality Limited Partnership (“AHLP”), owns and operates one hotel in Arlington, Virginia. This hotel represents 697 total rooms. As of March 31, 2013, the hotel property was leased by Ashford Gateway TRS Corporation , AHT’s indirect wholly-owned subsidiary that is treated as a taxable REIT subsidiary (TRS) for federal income tax purposes. The hotel is leased under a percentage lease that provides for the lessee to pay in each calendar month the base rent plus, in each calendar quarter, percentage rent, if any, based on hotel revenues. Lease revenue from the TRS is eliminated in combination. The hotel is operated under a management contract with Marriott International, Inc., which is an eligible independent contractor under the Code.

The hotel which is owned and operated through each of the aforementioned entities are collectively referred to as “Ashford Crystal Gateway”. In this report, the terms “the Company,” “we,” “us” or “our” refers to Ashford Crystal Gateway.

2. Significant Accounting Policies

Basis of Presentation and Principles of Combination—The accompanying historical unaudited combined financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) for interim financial information and with instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These historical combined financial statements of Ashford Crystal Gateway have been “carved out” of AHT’s consolidated financial statements and reflect significant assumptions and allocations. The combined financial statements were prepared using the financial position and results of operations of the entities set forth above after adjustments for certain ownership related activities that have been historically accounted for by AHT. These ownership activities include mortgage indebtedness associated with the hotel, debt related expenses and other owner related expenses. In addition, the combined statements of operations include allocations of corporate general and administrative expenses from AHT, which in the opinion of management, are reasonable. The historical financial information is not necessarily indicative of the Company’s future results of operations, financial position and cash flows. All significant inter-company accounts and transactions between combined entities have been eliminated in these historical, combined financial statements. These historical combined financial statements and related notes should be read in conjunction with the historical combined financial statements included earlier in this document.

The following items affect reporing comparability related to our historical combined consolidated financial statements:

•

Historical seaonality patterns at our property cause fluctuations in our overall operating results. Consequently, operating results for the three months ended March 31, 2013 are not necessarily indicative of the results that may be expected for the year ended December 31, 2013.

•

Marriott International, Inc. (“Marriott”) manages the property. For this property, the 2012 fiscal year reflects twelve weeks of operations in each of the first three quarters of the year and 16 weeks for the fourth quarter of the year. Beginning in 2013, the fiscal quarters end on March 31, June 30, September 30 and December 31. Therefore, in any given quarterly period, period-over-period results will have different ending dates. For Marriott-managed hotels, the first quarters of 2013 and 2012 began on December 29, 2012 and December 31, 2011, respectively and ended on March 31, 2013 and March 23, 2012, respectively. As a result, the quarter ended March 31, 2013 contained 93 days while the quarter ended March 23, 2012 contained 84 days. Prior results have not been adjusted.

Use of Estimates—The preparation of these combined financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents include cash on hand or held in banks and short-term investments with an initial maturity of three months or less at the date of purchase.

Restricted Cash—Restricted cash includes reserves for debt service, real estate taxes, and insurance, as well as excess cash flow deposits and reserves for furniture, fixtures, and equipment replacements of 5% of property revenue for the hotel, as required by the management or mortgage debt agreement restrictions and provisions.

Accounts Receivable, net—Accounts receivable consists primarily of meeting and banquet room rental and hotel guest receivables. We generally do not require collateral. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of guests to make required payments for services. The allowance is maintained at a level believed adequate to absorb estimated receivable losses. The estimate is based on past receivable loss experience, known and inherent credit risks, current economic conditions, and other relevant factors, including specific reserves for certain accounts.

Inventories—Inventories, which primarily consist of food, beverages, and gift store merchandise, are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method.

Investment in Hotel Property—The investment in hotel property is stated at cost. All improvements and additions which extend the useful life of the hotel property are capitalized.

Impairment of Investment in Hotel Property—The hotel property is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of the hotel is measured by comparison of the carrying amount of the hotel to the estimated future undiscounted cash flows, which take into account current market conditions and our intent with respect to holding or disposing of the hotel. If our analysis indicates that the carrying value of the hotel is not recoverable on an undiscounted cash flow basis, we recognize an impairment charge for the amount by which the property’s net book value exceeds its estimated fair value, or fair value, less cost to sell. In evaluating impairment, we make many assumptions and estimates, including projected cash flows, expected holding period and expected useful life. Fair value is determined through various valuation techniques, including internally developed discounted cash flow models, comparable market transactions and third-party appraisals, where considered necessary. If an asset is deemed to be impaired, we record an impairment charge for the amount that the property’s net book value exceeds its estimated fair value, or fair value, less cost to sell. During the three months ended March 31, 2013 and 2012, we have not recorded any impairment charges.

Deferred Costs, net—Deferred loan costs are recorded at cost and amortized over the terms of the related indebtedness using the effective interest method.

Due from Third-Party Hotel Manager—Due from third-party hotel manager primarily consists of amounts due from Marriott related to cash reserves held at the Marriott corporate level related to operating, capital improvements, insurance, real estate taxes, and other items.

Revenue Recognition—Hotel revenues, including room, food, beverage, and ancillary revenues such as long-distance telephone service, laundry, parking and space rentals, are recognized when services have been rendered. Taxes collected from customers and submitted to taxing authorities are not recorded in revenue.

Corporate General and Administrative Expense—Corporate general and administrative expense represents an allocation of certain AHT corporate general and administrative costs including salaries and benefits, stock based compensation, legal and professional fees, rent expense, insurance expense and office expenses. The costs were allocated based on the pro rata share of our undepreciated gross investment in the hotel property in relation to AHT’s undepreciated gross investment in hotel properties for all indirect costs. All direct costs associated with the operations of the hotel property are included in the combined financial statements.

Other Comprehensive Loss—As there are no transactions requiring presentation in other comprehensive loss, but not in net loss, the Company’s net loss equates to other comprehensive loss.

Income Taxes—Ashford Crystal Gateway, LP, the entity that owns the hotel is disregarded as an entity separate from its owner for U.S. federal income tax purposes. Such an entity is not subject to U.S. federal income taxes, but rather its activities are included in the tax return of its owner. The state of Virginia follows the U.S. federal income tax treatment. Ashford Gateway TRS Corporation, the entity that operates the hotel is considered a taxable corporation for U.S. federal and state income tax purposes. In accordance with authoritative accounting guidance, we account for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. In addition, the analysis utilized by us in determining our deferred tax asset valuation allowance involves considerable management judgment and assumptions. Income tax expense in the accompanying combined financial statements was calculated on a “carve-out” basis from AHT.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued accounting guidance that clarified the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The guidance prescribes a financial statement recognition and measurement attribute for the recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides direction on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We classify interest and penalties related to underpayment of income taxes as income tax expense. Ashford Gateway TRS Corporation will file income tax returns in the U.S. federal jurisdiction and the state of Virginia. For income tax purposes, activities related to Ashford Crystal Gateway were included in the federal, state and local income tax returns filed for AHT and its subsidiaries. Tax years 2009 through 2012 for AHT and its subsidiaries remain subject to potential examination by certain federal and state taxing authorities.

Recently Adopted Accounting Standards— In December 2011 and further amended in November 2012, the FASB issued accounting guidance to require disclosures about offsetting assets and liabilities. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements that are either netted on the balance sheet or subject to an enforceable master netting agreement or similar arrangement. The new accounting guidance is effective for fiscal years, and interim periods within those years, beginning after January 1, 2013 and the disclosures should be reported retrospectively for all comparative periods presented. We adopted this accounting guidance on January 1, 2013. The adoption of this accounting guidance did not have any impact on our financial position or results of operations.

3. Investment in Hotel Property, net

Investment in hotel property, net consisted of the following (in thousands):

	March 31, 2013	December 31, 2012
Land	$20,637	$20,637
Buildings and improvements	112,057	112,588
Furniture, fixtures and equipment	4,996	6,448
Construction in progress	309	9

Total cost	137,999	139,682
Accumulated depreciation	(24,416)	(25,817)

Investment in hotel property, net	$113,583	$113,865

4. Indebtedness

Indebtedness was as follows at March 31, 2013 and December 31, 2012 (in thousands):

Indebtedness	Collateral	Maturity	Interest Rate	March 31, 2013	December 31, 2012
Mortgage loan	1 hotel	November 2020	6.26%	$102,224	$102,562

Presently, our existing financial covenants are non-recourse and primarily relate to maintaining minimum debt coverage ratios. As of March 31, 2013, we were in compliance in all material respects with all covenants or other requirements set forth in our debt and related agreements as amended.

5. Fair Value Measurements

Fair Value Hierarchy—Our financial instruments measured at fair value either on a recurring or a non-recurring basis are classified in a hierarchy for disclosure purposes consisting of three levels based on the observability of inputs in the market place as discussed below:

•

Level 1: Fair value measurements that are quoted prices (unadjusted) in active markets that we have the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets.

•

Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

•

Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. The circumstances for using these measurements include those in which there is little, if any, market activity for the asset or liability.

There were no financial instruments measured at fair value as of March 31, 2013 and December 31, 2012.

6. Summary of Fair Value of Financial Instruments

Some of our financial instruments are not measured at fair value on a recurring basis. Determining the estimated fair values of certain financial instruments such as indebtedness requires considerable judgment to interpret market data. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Accordingly, the estimates presented are not necessarily indicative of the amounts at which these instruments could be purchased, sold or settled. The carrying amounts and estimated fair values of financial instruments not measured at fair value were as follows (in thousands):

	March 31, 2013		December 31, 2012
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$50	$50	$50	$50
Restricted cash	$1,920	$1,920	$1,411	$1,411
Accounts receivable, net	$2,966	$2,966	$1,578	$1,578
Due from third-party hotel manager	$9,040	$9,040	$9,369	$9,369
Financial liabilities:
Indebtedness	$102,224	$113,315 to $125,243	$102,562	$114,510 to $126,563
Accounts payable and accrued expenses	$3,197	$3,197	$2,636	$2,636

Cash, cash equivalents and restricted cash. These financial assets bear interest at market rates and have maturities of less than 90 days. The carrying values approximate fair value due to the short-term nature of these financial instruments. This is considered a Level 1 valuation technique.

Accounts receivable, net, accounts payable and accrued expenses, and due from third-party hotel manager. The carrying values of these financial instruments approximate their fair values due to the short-term nature of these financial instruments. This is considered a Level 1 valuation technique.

Indebtedness. Fair value of indebtedness is determined using future cash flows discounted at current replacement rates for these instruments. Cash flows are determined using a forward interest rate yield curve. The current replacement rates are determined by using the U.S. Treasury yield curve or the index to which these financial instruments are tied, and adjusted for the credit spreads. Credit spreads take into consideration general market conditions, maturity and collateral. We estimated the fair value of the total indebtedness to be approximately 110.8% to 122.5% of the carrying value of $102.2 million at March 31, 2013, and approximately 111.6% to 123.4% of the carrying value of $102.6 million at December 31, 2012. This is considered a Level 2 valuation technique.

7. Commitments and Contingencies

Restricted Cash—Under the management and debt agreements for our hotel property existing at March 31, 2013, escrow payments are required for insurance, real estate taxes, and debt service. In addition, based on the terms of the underlying debt and management agreements, we escrow 5% of gross revenues for capital improvements.

Management Fees—Under the management agreement for our hotel property existing at March 31, 2013, we paid a) 3% of gross revenues, as well as annual incentive management fees, b) market service fees on approved capital improvements, including project management fees of up to 4% of project costs, and c) other general fees at current market rates as approved by AHT’s independent directors, if required. This management agreement expires on December 29, 2017, with renewal options. If we terminate a management agreement prior to its expiration, we may be liable for estimated management fees through the remaining term, liquidated damages or, in certain circumstances, we may substitute a new management agreement.

Litigation—The Company is engaged in various legal proceedings which have arisen but have not been fully adjudicated. The likelihood of loss for these legal proceedings, based on definitions within contingency accounting literature, ranges from remote to reasonably possible and to probable. Based on estimates of the range of potential losses associated with these matters, management does not believe the ultimate resolution of these proceedings, either individually or in the aggregate, will have a material adverse effect upon the combined financial position or results of operations of the Company. However, the final results of legal proceedings cannot be predicted with certainty and if the Company failed to prevail in one or more of these legal matters, and the associated realized losses were to exceed the Company’s current estimates of the range of potential losses, the Company’s combined financial position or results of operations could be materially adversely affected in future periods.

Income Taxes—Ashford Gateway TRS Corporation will file income tax returns in the U.S. federal jurisdiction and in the state of Virginia. For tax purposes, activities related to Ashford Crystal Gateway were included in the federal, state and local income tax return filings for AHT and its subsidiaries. Tax years 2009 through 2012 for AHT and its subsidiaries remain subject to potential examination by certain federal and state taxing authorities.

If AHT sells or transfers the hotel prior to July 2016, AHT would be required to indemnify the entity from which AHT acquired the property if, as a result of such transactions, such entity would recognize a gain for federal tax purposes. In general, tax indemnities equal the federal, state, and local income tax liabilities the contributor or their specified assignee incurs with respect to the gain allocated to the contributor. The contribution agreement’s terms requires AHT to gross up tax indemnity payments for the amount of income taxes due as a result of such tax indemnities.